Form 20-F
period 2001-12-31
FAGE DAIRY INDUSTRY SA
filed 2002-04-01
CIK 1037601

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

/ /  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

/x/  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

OR

/ /  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  FOR THE TRANSITION PERIOD FROM                        TO

  COMMISSION FILE NUMBER 333-6768

  (Exact name of Registrant as specified in its charter)

  FAGE DAIRY INDUSTRY S.A.
  (Translation of Registrant's name into English)

  Prefecture of Athens Attica, Hellenic Republic
  (Jurisdiction of incorporation or organization)

  35, Hermou Street, 144 52 Metamorfossi, Athens, Greece
  (Address of principal executive offices)

  Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
None	None

        Securities registered or to be registered pursuant to Section 12(g) of the Act:

        None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

        $92,632,000 aggregate principal amount of 9% Senior Notes due 2007

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

  Capital: 7,010,000 shares as of December 31, 2001
  The issuer's common stock is privately held.

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X              No

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X              Item 18

TABLE OF CONTENTS

FORM 20-F

		Page
	Introduction	(i)
PART I
Item 1	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2	Offers statistics and expected timetable	Not applicable
Item 3	Key Information	1
Item 4	Information on the Company	5
Item 5	Operating and Financial Review and Prospects	15
Item 6	Directors, Senior Management and Employees	22
Item 7	Major Shareholders and Related Party Transactions	25
Item 8	Financial Information	27
Item 9	The Offer and Listing	28
Item 10	Additional Information	28
Item 11	Quantitative and Qualitative Disclosure about Market Risk	29
Item 12	Descriptions of Securities other than Equity Securities	Not applicable
Item 13	Defaults, Dividend Arrearages and Delinquencies	Not applicable
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
PART II
Item 15	Financial Statements	31
Item 16	Financial Statements	*
Item 17	Financial Statements and Exhibits	31
Item 18	Financial Statements	Not applicable
Item 19	Exhibits	31
Signatures		32

*
The Registrant has responded to Item 15 in lieu of responding to this Item.

Introduction

        Fage Dairy Industry S.A., a corporation organized under the laws of the Hellenic Republic (also known as Greece), is the successor to a business founded in Athens in 1926 by the family of Mr. Athanassios Filippou, the father of the current shareholders, Messrs. Ioannis and Kyriakos Filippou. References to the «Company» or «Fage» include, unless the content requires otherwise, Fage Dairy Industry S.A. and its consolidated subsidiaries.

        The Company's principal executive offices are located at 35, Hermou Street, 144 52 Metamorfossi, Athens (telephone 30-10-289-2555).

Exchange Rate Information

        The Company publishes its consolidated financial statements in Greek drachmae. For the convenience of the reader, this annual report presents translations into United States dollars ("dollars", "$") of certain drachma amounts at the rate of GRD 382.82 to US $1.00. This convenience exchange rate is computed based on the noon buying rate in New York City for cable transfers in EURO, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2001, which was EURO 0.8901 to US $1.00, and the fixed exchange rate of GRD 340.75 to EURO 1.00. No representation is made that the Greek drachmae amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

        The table below sets forth, for the years and dates indicated, certain information concerning the exchange rate for the drachma against the dollar based on the Noon Buying Rate.

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(drachmae per dollar)
High	293.60	323.13	329.30	410.30	407.11
Low	244.60	276.60	275.80	320.10	357.37
Average(1)	274.47	296.13	308.46	367.01	382.47
Rate at year-end	284.02	279.90	327.90	362.95	382.82

(1)
The average of the Noon Buing Rate on the last day of each month during the applicable period.

(i)

PART I

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable

Item 3: KEY INFORMATION

Risk Factors

        Investors should carefully consider the following risk factors in addition to the other information set forth in this Report. References to the "Company" or "Fage" refer to Fage Dairy Industry S.A. and unless the context otherwise indicates, its consolidated subsidiaries.

Substantial Leverage and Ability to Service Indebtedness

        As of December 31, 2001, the Company's consolidated indebtedness was approximately GRD 46,223 million ($120.7 million) and the Company's shareholders' equity was approximately GRD 2,244 million ($5.9 million). In addition, subject to the restrictions in the Indenture (the "Indenture") pertaining the Company's 9% Senior Notes due 2007 (the "Senior Notes"), the Company may incur additional indebtedness from time to time. The degree to which the Company is leveraged could have important consequences to investors, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) the Company may be hindered in its ability to adjust rapidly to changing market conditions, and (iv) the Company may be more vulnerable in the event of a downturn in general economic conditions or in its business. Any inability of the Company to service its indebtedness or obtain additional financing, as needed, would have a material adverse effect on the Company.

        The Company's ability to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital or restructure its debt. There can be no assurance that the Company's cash flow and capital resources will be sufficient for payment of its indebtedness in the future. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds which the Company could realize therefrom.

Risks of Foreign Exchange Rate Fluctuation

        Substantially all of the Company's operations are conducted in Greece and, as a result, the Company's operating results will depend on the prevailing economic conditions in Greece. Furthermore, substantially all of the Company's revenues are in drachma. The Senior Notes are denominated in dollars and require the Company to make all principal and interest payments in dollars. As a result, the Company may be subject to significant foreign exchange risks. The Company currently does not hedge against exchange rate fluctuations.

        The Company remeasures the drachma equivalent of the dollar-denominated Senior Notes each quarter. To the extent the dollar has appreciated versus drachma, which has usually been the case, the Company recognizes a foreign exchange loss. These non-cash losses have had an adverse effect on the Company's net income, and similar losses may occur in future periods.

Governmental Regulation

        The Company's operations, production facilities and products are subject to Greek, and in certain cases, European Union laws and regulations concerning, among other thing, health and safety matters, agricultural production, food manufacture, product labeling, advertising and the environment. Although the Company does not expect that compliance with existing laws and regulations will have a material adverse effect upon its operating results, it cannot predict the effect, if any, of laws and regulations that may be enacted in the future, or of changes and enforcement of existing laws and regulations that are subject to regulatory discretion. Stricter European Union legislation applicable to the food industry is under discussion in the E.U.

Competition

        The Company competes in highly competitive markets with companies of varying sizes. From time to time, competitors may be able to devote greater financial and other resources to advertising and other competitive activities and may, in addition sell products below cost in an attempt to gain market share from the Company. There can be no assurance that the Company will continue to compete successfully with such other companies. Competitive pressures or other factors could cause the Company's products to lose market share or result in significant price erosion, which would have a material adverse effect on the Company's results of operations.

Raw Materials

        The primary raw materials used by the Company are cow, ewe and goat milk. Such products, as well as plastic and paper for packaging materials, constitute significant components of the Company's cost of sales. There can be no assurance that the Company would be able to pass the effect of any raw material price increases on to its customers for any extended period of time, if at all. Although the Company has not to date been adversely affected by either the cost or the availability of its raw materials, there can be no assurance that this will continue to be the case.

        In recent years, the Company's results have been negatively impacted by certain events affecting certain of its agricultural raw materials. In 1999, the discovery of dioxin-contaminated cattlefeed in Belgium, a country from which the Company purchases certain milk products, adversely affected demand for dairy products in general. The outbreak in 2001 of foot and mouth disease in cattle and sheep throughout the European Union may have a similar adverse affect on demand. Events such as these, which are out of the control of the Company, may continue to adversely affect the dairy industry in general, reducing demand and requiring the Company to expend additional funds for advertising in order to restore public confidence in its products.

Investment in Cheese Sector

        As part of its long-term strategy to expand the package cheese market, the Company has purchased interests in several small regional cheese producers, and the Company intends to continue this strategy. These investments are having an adverse impact on the Company's current results. In connection with the preparation of the Company's financial statements for the years 2000 and 2001, management reviewed the carrying amounts of the goodwill that arose from these investments, and recognized an impairment loss of GRD 837 million ($2.2 million) and GRD 1,252 million ($3.3 million) respectively. The packaged cheese market in Greece has not developed in line with management's expectations. In addition, the European Court's 1999 ruling against the validity of legislation protecting "feta" cheese, an important product of the Company, has had an adverse impact on the Company's cheese operations. For further discussion of this, see "Operating and Financial Review and Prospects" and the consolidated financial statements included elsewhere herein.

Controlling Stockholders

        The Company is wholly owned by Messrs. Ioannis and Kyriakos Filippou (50% each). By virtue of this stock ownership, they have the power to control all matters submitted to the stockholders of the Company and to elect all the directors of the Company and its subsidiaries.

Lack of Active Public Market

        There is not an active market for the Senior Notes, and the Company does not expect one to develop.

Selected Financial Data

        The following table presents certain historical consolidated financial information of the Company for the dates and periods indicated and should be read in conjunction with "Operating and Financial Review and Prospects" and the Consolidated Financial Statements of the Company included elsewhere herein. The Company's Consolidated Financial Statements have been prepared in accordance with U.S. GAAP. The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations. For purposes of the annual report, certain out-of-book memorandum adjustments have been made to these records to prepare the Consolidated Financial Statements and other financial information included herein in accordance with U.S. GAAP. The information presented below as of December 31, 1997, 1998 and 1999 and for the years ended

December 31, 1997 and 1998 has been derived from audited consolidated financial statements of the Company not included herein.

	Year Ended December 31,
	1997	1998	1999	2000	2001	2001(1)
	(In millions except per share data and ratio amounts)
Income Statement Data:
Net sales	GRD77,328	GRD86,790	GRD86,292	GRD91,000	GRD100,326	$262.1
Cost of sales	51,454	56,628	57,279	62,898	66,560	173.9

Gross profit	25,874	30,162	29,013	28,102	33,766	88.2
Selling, general and administrative expenses	17,762	20,562	21,390	21,046	25,272	66.0
Impairment loss(2)	0	0	0	837	1,252	3.3

Income from operations	8,112	9,600	7,623	6,219	7,242	18.9
Interest expense	3,725	3,431	3,565	3,834	3,984	10.4
Foreign exchange losses (gains), net	2,105	1,093	5,326	3,719	1,784	4.7
Other expenses (income), net	26	(306)	(2,527)	1,897	(434)	(1.1)

Income (loss) before income taxes and minority interests	2,256	5,382	1,259	(3,231)	1,908	5.0
Provision for income taxes	1,444	2,307	663	(27)	1,796	4.7

Income (loss) before minority interests	812	3,075	596	(3,204)	112	0.3
Minority interests(3)	(188)	(86)	0	(25)	(4)	(0.0)

Net income (loss)	GRD1,000	GRD3,161	GRD596	GRD(3,179)	GRD116	$0.3

Income (loss) per share, basic and diluted	143	451	85	(453)	17	0.04

Weighted average number of shares, basic and diluted	7,008,594	7,010,000	7,010,000	7,010,000	7,010,000	7,010,000

Balance Sheet Data (at year end):
Net property, plant and equipment	GRD24,721	GRD26,036	GRD25,551	GRD26,997	GRD28,104	$73.4
Total assets	52,734	59,238	63,423	63,531	70,442	184.0
Long-term obligations	34,606	34,591	36,573	33,791	35,275	92.1
Total debt(4)	36,217	36,586	39,374	41,705	46,223	120.7
Shareholders' equity	2,812	5,930	4,949	2,214	2,244	5.9
Other Financial Data:
Net cash from (used in) operating activities	GRD4,077	GRD7,746	GRD3,958	GRD5,706	GRD5,081	$13.3
Net cash from (used in) investing activities	(5,667)	(4,360)	(3,220)	(7,700)	(7,840)	(20.5)
Net cash from (used in) financing activities	5,176	615	(4,198)	(960)	2,598	6.8
EBITDA(5),(7)	8,439	11,457	7,636	7,454	10,095	26.4
Depreciation and amortization	2,457	2,644	2,812	3,829	4,202	11.0
Capital expenditure	3,229	3,899	2,374	3,650	3,844	10.0
Dividends per share	52.9	—	171.2	—	—	—
Ratio of earnings to fixed charges(6)	1.5x	2.5x	1.4x	1.0x	1.5x	1.5x
Ratio of total debt to EBITDA	4.3x	3.2x	5.2x	5.6x	4.6x	4.6x
Ratio of EBITDA to interest expense (7)	2.3x	3.3x	2.1x	1.9x	2.5x	2.5x

(1)
Translation of drachmae into dollars has been made at the rate of $1.00 = GRD 382.82 See ("Exchange Rate Information"). Such translation is provided solely for the convenience of the reader.

(2)
As part of its long-term strategy to expand the packaged cheese market the Company has invested in majority interests in small regional cheese producers. In 2000 and 2001, in accordance with Statement of Financial Accounting Standards 121 "Accounting for Impairment of Long-lived Assets to be Disposed of", management reviewed the carrying amounts of the goodwill that arose from these investments. The estimated undiscounted cash flows from future operations of these subsidiaries indicated that the carrying amount of goodwill exceeded expected recoverable amounts. Accordingly, management recognized an impairment loss. The Company remains committed to its strategy of competing in the packaged cheese sector.

(3)
Substantially all of the assets and the operations of Fage are held directly by it, rather than through subsidiaries. The consolidated financial information of the Company includes the results of Pindos S.A., Foods Hellas S.A., Voras S.A. and Xylouris S.A., since 1998 Ellenica S.R.L., since 2000 Tamyna S.A., Agroktima Agios Ioannis S.A., Iliator S.A. and Fage USA Corp. and since 2001 Zagas S.A., subsidiaries in which the Company owns a majority interest.

(4)
Total debt includes short-term borrowings, long-term debt (including the current portion thereof) and long-term capital lease obligations (including the current portion thereof).

(5)
EBITDA is defined as net income before interest expense, income taxes, depreciation and amortization expense and other non-cash items. Such other non-cash items consist of the minority interest in income as set forth above. EBITDA is presented because it is a widely accepted indicator of funds available to service debt, although it is a not U.S. GAAP-based measure of liquidity or financial performance. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as an alternative to net income and cash flows as determined under GAAP.

(6)
For purposes of calculating the ratio of earnings to fixed charges, earnings are determined by adding to income before income taxes, fixed charges (excluding capitalised interest) and amortization of capitalised interest. Fixed charges consist of (i) interest expense (including amortization of debt issuance costs), (ii) interest capitalised and (iii) the interest portion of the Company's rental expense under operating leases.

(7)
If unrealized foreign exchange differences of GRD 2,348 ($6.1), GRD 4,950 ($12.9), GRD 3,318 ($8.7) and GRD 1,845 ($4.8) were included to EBITDA for the years 1997, 1999,2000 and 2001, respectively, then EBITDA and ratio of EBITDA to interest expense would have amounted to GRD 10,787 ($28.2) and 2.9x, GRD 12,587 ($32.9) and 3.5x, GRD 10,772 ($ 28.1) and 2.8x, and GRD 11,940 ($ 31.2) and 3.0x,respectively. The impact of the unrealized foreign exchange differences on EBITDA for the year 1998 is not material.

Item 4: INFORMATION ON THE COMPANY

Company Overview

        Fage is the second largest Greek food company based on net 2001 sales. Through its extensive distribution network, the Company sells a wide range of branded dairy products, including yogurt and dairy desserts, milk and milk cream, and cheese. These products are sold under the FAGE® trademark, which is one of the most recognized in Greece. The Company has leading positions in branded yogurt (which comprises approximately 74% of the total yogurt market) and packaged cheese products (which comprises approximately 6% of the total cheese market) with approximately 60% and 26% market shares, respectively. Fage has the second largest market share in the refrigerated milk market with approximately 19%. The Company also distributes and sells fruit juices and refrigerated snacks, which are produced by third parties. Fage is the successor to a business founded in 1926 by the family of Mr. Athanassios Filippou, the father of the Company's two present stockholders. Substantially all of the Company's assets and operations are held by Fage directly, rather than through subsidiaries. For the years ended December 31, 2000 and 2001, Fage had net sales of GRD 91,000 million ($ 237.7 million) and GRD 100,326 million ($ 262.1 million), respectively, and EBITDA of GRD 7,454 million ($ 19.5 million) and GRD 10,095 million ($ 26.4 million), respectively.

Greek Dairy Market

        Yogurt and feta cheese have traditionally been staples of the Greek diet. In contrast to other countries where yogurt is typically only a dessert or breakfast product, it is also consumed in Greece as a stand-alone snack or as part of a meal. Feta cheese is an integral part of the typical Greek meal. As a result of such dietary habits, Greece is one of the world's highest per capita consumers of yogurt and cheese. The Company believes that this explains, in part, the development of Greece's distinctive yogurts and cheeses and the importance that Greek consumers place on purchasing Greek-made dairy products.

Business Strategy

        The Company's well regarded brand image, its extensive distribution network and high product quality establish it as one of the leading food production and marketing companies in Greece. The Company's strategy is to capitalize on these factors to strengthen its leading position in the Greek dairy industry while expanding export opportunities for its yogurt and cheese products. Key elements of its business strategy include: (i) continued investment in the FAGE® trademark and its associated brand lines; (ii) further promotion and distinct positioning of its existing product range; (iii) the introduction of new, innovative and well-researched products; and (iv) selective acquisitions of additional production facilities, particularly in the cheese sector.

Industry

        The Greek dairy market consists of three principal product categories: yogurt and dairy desserts, milk and milk cream, and cheese. The industry is fragmented with several large dairy groups and many small to medium sized local and regional dairies.

        The industry was adversely affected significantly in 1999 by the discovery of dioxin contaminated cattle food in Belgium and France and the reaction of the Greek media and public. The dioxin crisis led to a decline in the sales of imported milk and milk by-products from the European Union at a large. The most adversely affected products were the evaporated milks, UHT milks and imported yogurt and imported cheese. These markets did not recover in 2000. The Greek traditional cheese sector benefited from an increased consumer preference for Greek-made products. While European food crisis is subsiding and the Greek dairy market shows signs of healing, stricter legislation applicable to the food industry is under discussion in the EU. The Company cannot at this time assess the impact of these discussions.

        Yogurt and Dairy Desserts.    The Company estimates that the sales volume for yogurt and dairy desserts in 2001 was approximately 88,000 metric tons (representing approximately $275 million in retail sales) showing an increase of 1.8% compared to 2000. Approximately 74% of the total market by volume consists of branded products. The Company believes that Greece has one of the highest per capita rates of yogurt consumption in the world. Industry research indicates that yogurt consumption growth has primarily been driven by increased advertising and promotion together with further market segmentation as producers have broadened their range of offerings with new products such as low fat and fruit yogurts. In 2001, the segments of the yogurt market that grew were the children's sector and the low fat strained yogurt sector. The Company believes that these trends will continue in addition to an expansion in the dessert market. The Company also believes that opportunities to export Greek yogurt throughout the world will continue.

        Milk and Milk Cream.    The Company estimates that the sales volume for milk and milk cream in 2001 was approximately 700,000 metric tons showing a decrease of 2.1% compared to 2000 (representing approximately $540 million in retail sales). Market volume includes catering market and the evaporated market calculated in diluted form. The market consists of four segments: fresh, evaporated or canned, high temperature pasteurized (extended shelf life, or ESL) and UHT. The

Company believes the segment of high temperature pasteurized milk (ESL), offers strong potential for further development. Greece's annual per capita milk consumption is approximately 54 liters which is low compared to that of most European countries. Industry data indicate refrigerated (fresh milk and ESL milk) milk sales have increased in place of evaporated or canned products. The Company believes that this trend is attributable to a number of changes which have taken place in the production and distribution process, including the increased availability of refrigerated milk, higher advertising expenditures, the development and introduction of new milk products, and increased refrigerated milk production in Greece. In 2001 due to an increase in the value added ESL and fuctional milk segments, fresh milk decreased at a rate greater than the evaporated canned segment. The Company expects a stable outlook in the overall milk and milk cream market and the trend towards refrigerated products to continue.

        Cheese.    The Company estimates that the sales volume for cheese in 2001 was approximately 278,000 metric tons (representing approximately $1.1 billion in retail sales). The cheese industry is characterized by approximately 700 small to medium sized cheese makers located throughout rural Greece, which have traditionally marketed cheese in bulk at commodity prices. Industry data indicate, however, that while bulk cheese accounts for approximately 94% of the market, there has been a growing consumer interest in convenience and premium-priced packaged cheeses, which are of high quality and more consistent in taste. The Company believes that while overall demand is expected to be stable, there will continue to be opportunities to expand the growing packaged sector. The Company estimates that the packaged cheese market, in which Fage is market leader, is currently approximately 17,000 metric tons (representing approximately $ 130 million in retail sales) per annum. The Company believes that opportunities exist for increased export sales of certain Greek cheeses. The European Union's designation of 20 Greek cheeses, including Graviera of Crete and Kefalotyri, as "P.D.O." should benefit the exports of Greek producers. See "—Governmental Regulation—P.D.O. Designation."

Products

        Fage has 30 product lines and markets 125 products under 50 individual brand names. These products include a wide variety of yogurt and dairy desserts, milk and milk creams, and cheeses. The Company's dairy products are marketed under the FAGE® trademark, with brand names such as Total, Silouet®, Veloutela®, After School®, Junior®, FruYo®, Ageladitsa®, Ageladitsa Plus®, Nouvelle® and Glykokoutalies® in yogurt and Feta FAGE®, Graviera of Crete FAGE®, Kefalotyri FAGE®, Kaseri FAGE®, Regato FAGE®, Sandwich®, Junior®, Trikalino®, Flair®, New York® and Gouda FAGE® in cheese. Fresh white milk and milk cream are sold under the FAGE® trademark without an additional brand name, while the ESL Milk is sold under the Farma®, Farma plus® and ABT®("ABC") trademarks. Chocolate milk is marketed under the brand names N'Joy®, Junior® and Extreme®. The Company also distributes fresh fruit juices produced by Evga S.A. ("Evga") and refrigerated snacks produced by Ferrero S.p.a. of Italy. Evga is owned by members of the Filippou family. See "Major Shareholders and Related Party Transactions."

        Yogurt and Dairy Desserts.    Greek consumers typically prefer authentic Greek yogurt, which has a fuller, richer taste and a thicker texture than that of most yogurts sold in the United States and other parts of Europe. These distinctive characteristics have developed through the use of different ingredients and production processes. Fage's yogurt products include traditional strained and set Greek yogurts made from fresh milk, cream and yogurt culture; low fat and fat free yogurt made using skimmed milk; yogurts with honey, strawberries and other fruits; and yogurts flavored or mixed with fruit juice, fruit pieces, fruit preserves, cereals and other ingredients. Fage was also the first to open the enriched food and children's yogurt sectors. The Company also markets other dairy and dessert products, such as fromage frais, puddings, cream caramel and yogurt drinks.

        The Company's five major yogurt brand lines are Total®, Ageladitsa®, Silouet® Fruyo® and Junior®. The Total® line is a strained yogurt made from cow milk or skimmed cow milk and is produced in seven variations; Total® (classic, 10% fat), Total Light® (low fat, 5%), Total 2%® (low fat), Total 0%® (fat free), Total split-cup® with sweet fruit preserves (three variants, 10% fat). Ageladitsa® is a set yogurt made from cow milk. The Silouet® line is a set diet yogurt made from skimmed milk and includes Silouet 0%® (fat free), Silouet 0% with fruit juice® (fat free) and Silouet 2%® (low fat). The Fruyo®brand name is used to market most of the Company's fruit yogurts and is Greece's leading brand name in the fruit yogurt category. The Junior® brand name represents a line of yogurt and dessert products for children, also first in this category. Fage also produces a strained yogurt (8% fat) made from cow milk that is sold in one, five and ten kilogram containers under the Family FAGE® name. In addition, the Company produces other yogurt brands, including Veloutela®, Tutti Fruti® and Happy Day®, which have fruit, muesli, cereal or other ingredients added, and two yogurts from ewe milk, Sheep's® and Provataki® (with cream). Fage concentrates its yogurt export sales on Total®, its leading strained yogurt brand line. The Company's yogurt products are exported throughout Europe with its strongest markets being the United Kingdom and Italy. During 2001 Fage launched a new line of enriched and low fat yogurts under the Ageladitsa® brand name, an enriched toddler yogurt under the Junior® brand and a new line of fruit yogurts under the Fruyo® brand. At the end of 2001, the Company launched an umbrella brand for its new range of dairy desserts called Glykokoutalies®, meaning "sweet spoonfuls".

        Milk and Milk Cream.    The Company's milk and cream products include fresh milk, pasteurized and packaged both at the Company's plant in Athens and at Company's Voras factory in Amintaio, high temperature pasteurized milk (ESL), various types of UHT milk and milk cream. The Company's fresh white milk products are sold in three varieties and marketed simply as FAGE® milk. The fresh chocolate milk products are sold under the N'Joy® brand name. The fresh chocolate milk N'Joy 0%+0%® (fat free and sugar free), complements the range of N'Joy®. The Extended Shelf Life (ESL) white milk products are under the brand FARMA FAGE® High Temperature Pasteurized Milk. High Temperature Pasteurized as extended shelf life milk is produced by heat treatment at 127 degrees Celsius for 2 seconds followed by aseptic packaging. This results in a shelf life of 20 to 45 days under refrigeration condition and is called high heat pasteurization. Due to a new method of heat transfer (steam infusion) the organoleptic properties of the milk produced in the Company's facilities are very close to fresh milk. In 2001, Fage's ESL line "FARMA" was extended into enriched milks (calcium and iron-fortified), as well as an enriched toddler milk under the brand name ABT®("ABC"). The chocolate high temperature pasteurized milk products are sold under the Junior® & eXtreme® brand names. Drossato® is the Company's buttermilk product. The non-refrigerated UHT White and Chocolate Milks, marketed as FAGE® and Yoko Choco®, respectively, are imported from Belgium and France. The heat treatment of these UHT (Ultra High Temperature) milk is above 135 degrees Celsius for at least 1 second followed by aseptic packaging and results in a product with a shelf life of 3 months at ambient temperature.

        Cheese.    The Company markets five different Greek cheeses: Feta FAGE®, a traditional soft white ewe and goat milk cheese made both at the Company's factory in Ioannina (the "Pindos factory") and at a factory in Elassona (the "Bizios factory") in which the Company owns a 45% interest; Graviera of Crete FAGE®, a traditional hard yellow Cretan ewe and goat milk cheese made at the Company's factory on the island of Crete (the "Xylouris factory"); Kefalotyri FAGE®, a traditional hard yellow ewe and goat milk cheese, made at the Bizios factory, Kaseri FAGE®a traditional semi-hard ewe milk cheese and Trikalino®, a semi-hard yellow ewe, goat and cow milk cheese, made at the Company's factory in Trikala, Central Greece. In addition to the Greek cheeses, Fage imports and markets Playia® (a hard yellow spicy cheese) that is also packaged in grated form Edam FAGE® and Gouda FAGE® (both semi-hard yellow cheeses), Regato FAGE® (a hard yellow cheese), New York® (cream cheese), Sandwich® (sliced cheese) and Junior® (spread cheese). The Company launched into the light cheese segment with Trikalino Light® and expanded the children's category under the Junior® line with a tub spread and sandwich slices. In 2001, the Company launched value added cheese in convenient forms such as feta cheese packaged in its natural brine and resealable tuppers of grated cheese (Gouda, Regato, Playia).

        The Company's packaged cheese products, Graviera of Crete FAGE®, Kaseri FAGE® and Kefalotyri FAGE®, are made from ewe and goat milk and enjoy the European Union's "P.D.O." designation. This designation, intended to protect the integrity of traditional regional products of Europe, restricts    manufacturers of imitation products from labeling their products as "Graviera of Crete" and "Kefalotyri". Feta was originally also under the P.D.O. system. However this designation is subject to an ongoing challenge by Northern European countries that produce feta-like soft white cheese. See "—Governmental Regulation—P.D.O. Designation".

Sales and Marketing

        The Company seeks to increase sales to its customer-base, which are primarily food retailers, by promoting consumer loyalty to products carrying the FAGE® trademark and its other brand lines. The Company believes that consumer loyalty and product preference are the main drivers of its sales, and that retailers stock Fage's goods in response to consumer demand for such products. The Company supports its products by investing in numerous advertising and promotional activities. Direct advertising of the Company's products to consumers is primarily accomplished through television advertising campaigns but also via outdoors, radio and print media. Such advertising seeks to support new product launches, reinforce the Company's existing brands and position each product distinctively and positively in the minds of consumers. Trade Marketing activities, which are usually undertaken in cooperation with supermarkets and other retailers, typically target higher volume sales and consist of competitions, free gifts or price-offs. Consumer promotional activities incorporate the Company's major brands or newly introduced products. Other promotional activities include prominent in-store displays, marketing activities with key accounts and the distribution of coupons via direct mail.

        The Company strives to enhance its long-term relationships with its food retailers by offering greater product variety, better service and more value than its competitors. In addition, Fage employs an experienced salesforce which seeks to increase account penetration and establish new retail customer relationships with retailers. The Company's current salesforce consists of approximately 200 direct employees and an estimated 500 other individuals employed by the Company's sales representatives. The Company equips the salesforce with up-to-date sales materials to assist customers in retailing the products and training their staff. The sales and marketing teams assist customers in reviewing new product offerings and evaluating current product lines and market trends. The sales and marketing teams work actively with customers to provide seasonal, holiday and promotional product offerings to maximize the impact of marketing activities and to ensure the optimal shelf space allocation for the Company's products. The Company believes that these are all important factors for its customers. A salesperson's compensation is based on a commission structure according to sales volume, account profitability, new account origination and collection of accounts receivable.

        To promote export sales of selected yogurt and cheese products, the Company relies on 22 independent sales representatives and distributors in 18 countries. Fage's yogurt and feta cheese are marketed as authentic Greek dairy products which are of superior taste and quality. The Company believes export sales benefit from the large number of tourists who sample the Company's goods while vacationing in Greece, and then purchase FAGE®products in their home countries.

Customers

        In Greece, the Company serves approximately 23,500 retailers and distributes to approximately 25,000 retail outlets located throughout the country. In export markets, Fage's yogurt and cheese products are sold to approximately 250 supermarket chains, with approximately 20,000 retail outlets throughout Europe and around the world. No one customer accounted for more than 10% of net sales in 2001. As the country's leading dairy producer, Fage is a key supplier to Greek retailers selling dairy products and the Company has not lost any significant customers in the past three years. The retail outlets serviced by the Company include supermarkets (1,000), large stores (2,000), bakeries (5,000), confectionaries (4,500), dairy stores (5,500) and other smaller, sometimes seasonal, convenience stores (7,000). The Company believes that the wide availability of its products enhances its strong brand image which further assists in maintaining consumer demand for FAGE products.

Distribution

        Fage distributes its products to the Greek market through an extensive and well-organized distribution network. The Company believes that its ability to make regular, and in many cases, daily, sales calls to each of its domestic customers' retail outlets (approximately 25,000) is unsurpassed in the Greek food industry. The Company supplies its branded yogurt to retail outlets that account for more than 98% of the total sales of branded yogurt in Greece according to IRI Hellas and Amer-Nielsen.

        In the high-volume greater Athens area, Fage's products are delivered daily by a fleet of over 200 company-owned refrigerated vehicles. This fleet is comprised of three groups based on product shelf life: yogurt (approximately 75 vehicles), fresh and ESL milk and juice (approximately 100 vehicles), and cheese and UHT products (approximately 25 vehicles). In the case of yogurt and milk products, the trucks make one or more stops each day at each retail outlet to ensure product freshness and provide superior service. In lower volume areas throughout the rest of Greece, the Company distributes its products through 70 representatives with over 200 refrigerated vehicles making frequent deliveries.

        Trade customers place orders either at the point of sale (the "ex-van system") or via telephone or facsimile machine. Under the ex-van system, each driver takes customer orders at the retail outlet, entering the orders into hand-held computers to facilitate inventory checking and order procedures. In the case of telephone or facsimile orders, the Company usually processes the order and delivers the product within 18 hours.

        Fage distributes its products to export markets through 22 sales representatives and distributors in 18 countries. Products are shipped from Athens and delivered to approximately 20,000 retail outlets in the countries of destination. Beginning in 1999, the Company began distributing yogurts to the U.S. market and achieved placement in three major supermarket chains in the Northeast.

Production

        The production process for yogurt and milk products begins with the delivery of refrigerated fresh milk to Fage plants from milk collection units located in rural Greece. The milk is received into stainless steel refrigerated tanks and milk shipments are blended to achieve a standardized milk product.

        Fage produces strained, stirred and set yogurt, with the production process varying for each one. In each case, pasteurized milk is inoculated with yogurt culture and heated to start fermentation. For certain products, cream, pieces of fruit or other ingredients are added. Following fermentation and mixing, the yogurt is cooled and stored in a refrigerated warehouse until it is loaded onto distribution trucks for delivery. The Company's yogurt production process, including milk and cream content, the particular yogurt culture used and the precise fermentation and production techniques employed, result in the distinctive taste and texture of Fage's yogurt products.

        Milk intended for the Company's fresh milk products is pasteurized and homogenized, blended with cocoa in the case of chocolate milk, and packaged using the Tetra-Top® technology. The Tetra-Top® consists of a plastic spigot that is part of the cardboard milk container and can easily be snapped open and resealed by the consumer thus better maintaining freshness. The Company believes that the convenience and modern appearance offered by Tetra-Top® increases the attractiveness of FAGE® fresh milk to consumers. In 1997, Fage introduced high temperature pasteurized milk (ESL), which is produced through flash pasteurization and packaged in tetra aseptic packaging. This high temperature pasteurized milk (ESL) combines nutritional quality, freshness and extended shelf life.

Following packaging, the milk is stored in a refrigerated area for a short period before being loaded onto distribution trucks for delivery to retailers. FAGE® milk usually reaches the retailer's shelf within 36 hours of milking.

        Fage's Athens facility, where the Company produces yogurt and milk products, was ISO 9002 certified during 1998 and received an award from the Ministry of Urban Planning, Housing and Environmental Affairs for outstanding architecture and design in 1989. This plant has one of the largest yogurt production capacities of any such plant in Europe. The Company has fully implemented health and safety procedures required by Greek and European Union regulations respecting the production, packaging, labeling, storage and transportation of milk and dairy products. In accordance with such regulations, the Company has implemented the HACCP ("Hazard Analysis Critical Control Point") Standard, a systematic approach to the recognition and control of potential hazards in the production process. See "—Governmental Regulation—Health and Safety Regulations."

        FAGE®    cheese products are produced in five plants owned by the Company and one in which the Company has an interest. The Xylouris factory in Crete and the Voras facility in Amintaio benefit from being located in the designated area of origination for these traditional products, thus enabling Fage to take advantage of the European Union's P.D.O. designation. See "—Governmental Regulation—P.D.O. Designation". The Company also owns the Pindos factory in Ioannina, a cheese factory located in Trikala, a cheese factory located in Aliveri (the "Tamyna factory") and a cheese factory in Agrinio (the "Zagas factory") and has interests in one additional plant (the "Bizios factory"). While the production process varies for each line of cheese, in each case, pasteurized milk is processed, inoculated with rennet, and aged if necessary, before packaging.

        Fage uses state-of-the-art equipment in its production processes. A substantial part of each process is fully automated, with the primary role of the Company's factory employees being that of monitoring the automated equipment and conducting frequent quality control checks at various points along the production lines. Yogurt and milk are produced in closed-circuit aseptic production lines which are sealed to prevent contamination from airborne bacteria or human contact. While traditional cheese production methods do not allow for similar processing, the Company employs numerous quality control measures to ensure the highest quality and production standards.

Suppliers and Raw Materials

        The principal raw materials used in the Company's fresh dairy products are fresh cow, ewe and goat milk, semi-processed cow and ewe-goat milk cheese mass (baski), low fat condensed milk, milk cream, and the fruit and other ingredients that are included in certain of the Company's yogurt products. Raw materials are purchased from multiple suppliers in Greece and other parts of the European Union, and the Company is not dependent on any single supplier. See "Major Shareholders and Related Party Transactions".

        The Company collects fresh milk daily from approximately 5,000 small to medium sized farms into collection stations located in various rural areas of Greece. The milk is chilled and brought by isothermic trucks to Fage's production facilities. In the event of cow milk shortages which have occurred in Greece from time to time due to European Union production quotas, the Company has obtained cow milk for yogurt and cheese production from other European suppliers. See "—Governmental Regulation—Common Agricultural Policy".

        While ewe and goat milk prices have fluctuated significantly over the past years and production has been marked by seasonality, supplier relationships are long-term and, given the Company's market position in the Greek dairy industry, it has always been able to obtain a sufficient supply of ewe and goat milk. The semi- processed ewe-goat milk cheese mass (baski) is purchased from Tamyna S.A., a company in which the Company owns 99.42% interest.

        Fage selects its suppliers based on an assessment of their quality, punctuality in delivery, stability and ongoing cooperation. While the Company does not have any long-term written supply contracts, it has not experienced any significant problems in supplying its operations. Management believes that its sources of raw materials are adequate for the Company's anticipated needs.

Competition

        The Greek market is characterized by a significant amount of competitive activity. The Company operates primarily in Greece, where its principal competitor in both yogurt and milk is Delta Dairy Industry S.A. ("Delta"). From its position as the largest fresh milk producer in Greece, Delta entered the yogurt market in 1994 with an aggressive advertising and price-cutting campaign, and attained the second largest market share. The Company responded with increased advertising and other marketing efforts and has maintained its market leadership. In 1999, Danone (BSN) increased its ownership of the Delta Dairy Group to 30%. In 2000, Delta launched new brands in the children's yogurt sectors, new multi form packaging in its set yogurt line and relaunched its strained yogurt line. However, despite further launches backed by Danone in 2001, Delta's share decreased significantly through the course of 2001. Fage also competes with Mevgal S.A. and Agno Dairy Industry S.A., two Northern Greek dairies, and the Friesland Co (Frico Domo). Friesland is dominant in the evaporated milk segment and continues to expand into the ESL segment under their historically strong brandname "Nounou".

        In the cheese market, the Company's principal competitors are Agricultural Dairy Industry of Epirus, S.A. (Dodoni), a western Greek dairy producing feta, Kolios S.A., a Northern Greek company producing semi-hard cheese, and Optima S.A., a distributor of mainly hard cheese as well as the Danish Company MD Foods. Fage also competes with a number of other regional and local dairy businesses that have strengthened due to the crises, as well as some foreign dairy companies.

        The Company believes that competition in the branded food industry is based on brand image, consistent product quality, price, effective advertising, trade customer relations, service and overall consumer acceptance. The Company believes it competes effectively in its markets primarily through the strength of the FAGE® trademark and its other brand names, its extensive distribution network and its superior product quality.

        In export markets, which are primarily located in Europe, the Company competes with various local and multinational dairy companies. While similar factors prevail in export competition, the Company also competes based upon the quality and distinctiveness of Greek yogurt and cheese products.

Governmental Regulation

        Greece is a member of the European Union, and as a result the Company is subject to certain regulations adopted by the European Union.

        Economic and Monetary Union.    Pursuant to the Treaty for the European Union, member states must formulate their economic policies in light of general guidelines issued by the European Council (the "Council"). The Council reviews the economic policies of the member states and may issue recommendations. On January 1, 1999 11 member states entered the third stage of the Economic and Monetary Union (the E.M.U.). In order to participate in the third stage of the E.M.U., member states had to meet certain criteria. Greece, as expected, pledged to implement economic policies to achieve such criteria and the Greek government submitted an application for the participation of Greece in the third stage in March 2000. The application was accepted by the Council and therefore Greece joined the E.M.U. effective in January 2001. The fixed rate for the drachma against the EURO is 340.75 GRD/EURO.

        Common Agricultural Policy.    The primary objective of the European Union's Common Agricultural Policy in the dairy sector is to ensure the survival of the milk production industry in the European Union by providing an equitable income for producers, encouraging structural reform of the industry, reducing over- production and maintaining prices of the products at competitive levels in the international markets. In order to achieve this objective, a system of price fixing, quotas and structural aids have been adopted at the European Union and national levels. The European Union sets national quotas and member states establish regional, as well as individual, quotas for each milk producer. If milk production quotas are exceeded, national authorities may impose and collect levies either from individual producers or from the dairy companies which acquired the excess milk. Greece has opted for the second alternative and the Company can therefore be liable for the payment of such levies in the event its suppliers overproduce. The Company, however, takes steps to ensure that its suppliers are within their production quotas and does not expect such provisions to have a material adverse effect upon it. Greece has the second lowest milk quota in the European Union and as a result shortages have occurred from time to time. The last revision on the quota mechanism by the Agricultural Ministers of the European Union took place in early May 1999. According to that decision the Greek quota has increased by 45,000 tons in the year 2000 and by an additional amount of 25,000 in the year 2001. According to the same agreement, the E.U. will review the quota regime in 2003 with an objective to abolish it by 2006. At the same time, support prices for milk will decrease for the whole of the European Union progressively by 15% per year beginning in 2003. The above agreement is subject to an overall agreement on budgetary issues of the Heads of States of the European Union and the governments of the 15 member states of the E.U. The Company is unable to influence the outcome of this debate or predict the effect that such changes might have on it. See "—Suppliers and Raw Materials".

        P.D.O. Designation.    Pursuant to the European Union's Protected Designation of Origin ("P.D.O.") system, Greece obtained the protection of the right to use product names in connection with 20 traditional Greek cheeses, including Graviera of Crete and Kefalotyri. Producers in member states are restricted from labeling products with protected names. The original system also included Feta as a P.D.O product. However, certain North European member states had the right to continue to label certain cow-milk white cheese as "feta" until May 2001. Furthermore, Denmark, Germany and France, as well as organizations representing certain producers, petitioned the European Court of Justice to dispute the characterization of "feta" cheese as a uniquely Greek cheese. The Company through its cheese producing subsidiary "Pindos S.A." participated, as intercompany in the cases. On March 16, 1999 the Court ruled against the validity of the legislation protecting "feta" cheese but on procedural grounds. The authorities of the European Union are now obliged to issue new legislation correcting the procedural irregularities. The Company cannot influence the outcome of such a procedure and cannot estimate the effect it may have on the Company.

        Health and Safety Regulations.    Pursuant to European Union directives, the Greek government has implemented regulations respecting the production, packaging, labeling, storage and transportation of milk and dairy products. In accordance with such regulations, among other required steps, the Company has implemented the HACCP system, a systematic approach to the recognition and control of potential hazards in the production process.

Trademarks and Patents

        All of Fage's products are marketed under registered trademarks. The Company considers its FAGE®trademark, as well as its major product brands, to be important competitive advantages and material to its business. The Company actively takes steps to protect its intellectual property rights when and where it deems appropriate. Trademarks are registered in Greece and in certain other European countries.

        The Company uses six patents in its production process, all of which are registered in Greece. Five of such patents are owned by Mr. Kyriakos Filippou, one of the two shareholders of the Company, who has given the Company an irrevocable, royalty-free, license to use such patents in perpetuity.

Description of the Company's Properties

        The Company's main facility in Metamorfossi, Athens, houses its principal yogurt and milk production facilities as well as its corporate headquarters. Additionally, the Company owns facilities in Trikala (production of semi-hard cheese), in Thessaloniki (distribution center of Northern Greece), in Ioannina (facility owned by Pindos S.A, a subsidiary in which the Company owns a 97.48% interest, for the production of "feta"), in Crete (facility owned by Xylouris S.A., a subsidiary in which the Company owns a 51% interest, for the production of "Graviera of Crete"), in Amintaio (facility owned by Voras S.A., a subsidiary in which the Company owns a 75.5% interest), in Aliveri (facility owned by Tamyna S.A., a subsidiary in which the Company owns a 99.42% interest) in Agrinio (facility owned by Zagas S.A., a subsidiary in which the Company owns a 98.00% interest) and in Fthiotida, a subsidiary called Agroktima in which the Company owns a 99.33% interest.

        As of December 31, 2001, the Company and its subsidiaries also leased 23 properties located throughout Greece consisting primarily of milk collection stations, warehouses and office space. Most of the commercial leases will expire between 2002 and 2004, subject to Greek statutory provisions which enable commercial and industrial tenants to extend the contractual term of a lease for a period of 6 to 12 years in total.

        In addition the Company has an interest in a cheese production facility through its minority interest in Bizios S.A.

Organizational Structure Chart with Company's Subsidiaries and other Interests.

        Substantially all of the assets and operations of the Company are held directly by it rather than through subsidiaries. At December 31, 2001 Fage held interests in the following companies:

CONSOLIDATED SUBSIDIARIES

	directly	totally(*)
PINDOS SA	(97.48%),	(99.984%)
VORAS SA	(75.5%)
ELLENIKA SRL	(88.87%)
XYLOURIS SA	(51%)
FOODS HELLAS SA	(99.38%)
TAMYNA SA	(99.42%),	(99.996%)
AGROKTIMA SA	(99.33%),	(99.996%)
FAGE USA CORP.	(100%)
ILIATOR SA	(97%)
ZAGAS SA	(98%)	(99.988%)

OTHER INTERESTS

BIZIOS SA	(45%)
TYRAS SA	(5.4%)
PACKING ITEMS DEVELOPMENT S.A.	(8.82%)

        Additionally, Foods Hellas SA as at December 31, 2001 participates in the following companies:

PINDOS SA	(2.52%)
TAMYNA SA	(0.58%)
AGROKTIMA SA	(0.67%)
ZAGAS SA	(0.012%)

(*)
Total participation interest through the participation interest from Foods Hellas SA.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, and the other financial information included elsewhere herein. The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations. For the purposes of the annual report, certain out-of-book memorandum adjustments have been made to these records to prepare the Consolidated Financial Statements and other financial information included herein in accordance with U.S. GAAP.

General

        The Company, the successor to a business founded in 1926 by the family of Mr. Athanassios Filippou, is the second largest Greek food company based on 2001 net sales. During the period from its inception until the mid-1970's, Fage was involved primarily in the small scale production and distribution of traditional Greek yogurt. Until that time, retail outlets typically sold yogurt as a commodity product in bulk quantities often without reference to the manufacturer. In 1975, the Company was the first to introduce branded yogurt products into the Greek market. These products, which carried the FAGE™, were sold in smaller, sealed tubs and presented in more attractively designed packaging. Over the last two decades, branded yogurt products have steadily replaced the traditional bulk varieties thus transforming the Greek yogurt industry into a predominantly branded market. The Company estimates that branded yogurt products now account for approximately 74% of yogurt sales volume in Greece and that the Company accounts for approximately 60% of sales of branded yogurt. During the period since 1975, the Company has devoted substantial resources to building its distribution network and enhancing the image of the FAGE™ and its other brand lines.

        The Company's commercial success in selling yogurt and the positive image of the FAGE™ have enabled it to increase revenues and profitability through diversification into other areas of the dairy industry. The Company introduced its first cheese products in 1991 and began the production and distribution of fresh milk in 1993. While yogurt and milk products currently account for approximately four-fifths of net sales, over the last several years, the Company has increased its cheese production capabilities by acquiring interests in six regional Greek cheese companies: Pindos, Xylouris, Voras, Tamyna and Zagas (in which Fage owns a majority interest and which are consolidated) and Bizios (in which Fage owns a minority interest). Tamyna has been consolidated since August 1, 2000 and Zagas from January 1, 2001. The Company's long-term strategy included continued investment in the packaged cheese market. The Company has also expanded its business to include the distribution of fruit juices and refrigerated snacks. See "Major Shareholders and Related Party Transactions". In addition to entering new product categories, the Company has used the strength of the FAGE™ and its extensive distribution network to increase sales and profitability through marketing new product launches and brand line extensions.

        The Company has improved its operating efficiency through technological and other capital improvements to its production facilities, consolidation of its raw materials purchasing and other modifications to production processes and methods. These initiatives have lowered unit production costs, thereby contributing to Fage's steady improvement in gross profit margin. The Company plans to make additional investments with the aim of further enhancing efficiency in its production facilities. The Company also plans to continue investing in and expanding its distribution system, particularly in Northern Greece, thereby reducing transportation costs and improving operating efficiency.

        In 2001 Fage invested in a comprehensive nutritional educational program for children aged 7 to 11 in elementary schools throughout Greece. This program is expected to continue over the coming years. Also, in March 2001, the Company became Grand Sponsor of the Athens 2004 Olympic Games with exclusivity in the yogurt, cheese and creams (butter, dairy desserts) categories.

        The Company's primary market is Greece. Substantially all of its yogurt products are sold as branded products with a small proportion distributed in the traditional bulk market. In the milk sector, substantially all products, including all of the Company's products, are sold as branded goods. The Company sells the majority of its cheese products in the packaged sector, which currently accounts for approximately 6% of Greek cheese sales. The Company believes that growth in the packaged cheese sector will continue in a manner similar to that which has been seen in branded yogurt over the last two decades. See "Risk Factors—Investment in Cheese Sector." In export markets, which are primarily in the European Union, the Company sells branded yogurts and packaged cheeses.

        Despite the publicity surrounding European food crisis and unrest that affected the Greek dairy industry since 1999, the Company continued to invest in marketing and communication activities to restore consumer confidence. Although the Greek dairy market currently shows signs of "healing", further European food issues already under discussion in the EU may continue to affect the Greek dairy industry.

        In the twelve months ending December 31, 2001, the total milk and cream market volume decreased by 2.1%. This was due to declines of 3.2% in the fresh milk segment, 2.6% in the evaporated milk segment, 2.1% in the chocolate milk segment and 10.1% in the UHT segment. These declines were partially offset by increases in the ESL sector of 39.8% and in the UHT milk cream sector of 8.3% due to expansion of the "light" segment. The Greek yogurt market also reflected an increase of 1.8% stemming primarily from the low fat strained and children's segments. The packaged cheese market had a slight decrease of 0.5% over the same period last year.

        In the twelve months ending December 31, 2001, the Company's (both domestic and exports) yogurt volume increased by 1.0%. The respective increase in value was 9.9% due to the Company's support of value-added segments. The volume of the Company's domestic yogurt sales increased by 1.0% following an exceptional increase of 7.1% year prior. In second quarter, the Company launched new flavors in the fruit and children's segment as well as extending their Ageladitsa® line into low fat products. In December, the Company also launched a new dessert brand in three flavors under the name of Glykokoutalies® meaning "sweet-spoonfuls". In 2001, the Company continued to focus advertising expenditure on its major brands to strengthen sales of high volume products and the segments in which the Company has competitive advantages. This resulted in a continuous increase in yogurt market share during the course of the year. Volume sales of the Company's yogurt exports increased by 9.7%, whereas the respective value increase was 11.4%.

        The Company's sales volume in the milk and cream segment for the twelve months ending December 31, 2001, decreased by 0.8% due to the continued decline of the imported UHT sector, whereas sales value increased by 5.2%. The volume of all refrigerated pasteurized milk products for the twelve months ending December 31, 2001, remained stable over prior year with growth being driven only by the ESL sector. A new line of functional milk for adults was launched under the Farma Plus® brand in September and an enriched ESL milk for toddlers was launched in November under a new brand name ABT® ("ABC"). These two launches as well as a good performance by the Farma® brand in general resulted in Fage's sales volume of ESL milks to increase by 23.9%. Sales volume of the Company's fresh white pasteurized milk for the twelve months ending December 31, 2001, remained negative at 6% over the same twelve-month period of 2000. This resulted from the increased distribution and sales of smaller local brands throughout Greece, as well as a halt on nation-wide price-off promotions by the Company with a goal of improving fresh milk profitability in the twelve months ending December 31, 2001. Finally milk cream volume increased by 14.4% and value by 16.6% due to a new advertising campaign, which also encompassed Fage's light milk cream product.

        The Company's (both domestic and export) volume sales in the cheese segment for the twelve months ended December 31, 2001 increased by 3.5% over the same period prior year whereas the respective increase in value was 9.0%. During 2001, Fage's cheese sales were supported by advertising spending behind Fage-branded packaged cheese. The Company launched in May a 1-kilo tupper of Feta Fage® packaged in its natural brine as well as two new shredded cheeses (Regato Fage® and Gouda Fage®) in convenient new packaging.

        In January 2001, prices increased by 5.0% for yogurt and cheese products, an average 4.0% in milk prices while cream products increased by 3.0%. Price increases of 3% were implemented in third quarter (on July 10, 2000) in the yogurt and cheese segments. In the milk and cream segment, price increases of 3% were also implemented on July 10, 2000 for chocolate milk, refrigerated pasteurized milk, and cream products. No significant price increase was implemented for exports, which benefited mainly from the increase of the GBP foreign exchange rate against the Greek drachma.

        During 1999 and 2000, the Company repurchased in privately negotiated transactions Senior Notes with an aggregate face amount of U.S. $27.4 million. The repurchased Senior Notes have been canceled.

Results of Operations

        The following table sets forth, for the years indicated, certain items in the Company's consolidated income statements expressed as percentages of net sales:

	Year Ended December 31,
	1999	2000	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	66.4	69.1	66.3

Gross profit	33.6	30.9	33.7
Selling, general and administrative expenses	24.8	23.1	25.2
Impairment loss	—	0.9	1.2

Income from operations	8.8	6.9	7.3
Interest expense	4.1	4.2	4.0
Foreign exchange losses (gains), net	6.2	4.1	1.8
Other income (expenses), net	2.9	(2.1)	0.4

Income (loss) before extraordinary credit, income taxes and minority interests	1.4	(3.5)	1.9
Provision for income taxes	0.7	0.0	1.8

Income (loss) before minority interests	0.7	(3.5)	0.1
Minority interests	0.0	0.0	0.0

Net income (loss)	0.7%	(3.5)%	0.1%

  Year ended December 31, 2001 compared to year ended December 31, 2002

        Net sales.    Net sales for 2001 were GRD 100,326 million ($262.1 million), an increase of GRD 9,327 million ($ 24.4 million), or 10.2%, from GRD 91,000 million ($ 237.7 million) for 2000, representing a total volume increase of 1.0%. The increase was attributable to the factors discussed above under "General".

        Gross profit.    Gross profit for 2001 was GRD 33,766 million ($88.2 million), an increase of GRD 5,664 million ($14.8 million), or 20.2%, from GRD 28,102 million ($73.4 million) for 2000. This improvement is attributable to the factors discussed above under "General". Gross profit as a percentage of net sales for 2001 increased to 33.7% from 30.9% for 2000. Cost of sales for 2001 was GRD 66,560 million ($173.9 million), an increase of GRD 3,662 million ($9.6 million) or 5.8% from GRD 62,898 million ($ 164.3 million) for 2000. Cost of sales as a percentage of net sales decreased from 69.1% in 2000 to 66.3% in 2001.

        Selling, general and administrative expenses.    Selling, general and administrative expenses ("SG & A") for 2001 were GRD 25,272 million ($ 66.0 million), an increase of GRD 4,226 million ($ 11.0 million), or 20.0%, from GRD 21,046 million ($ 55.0 million) for 2000. SG & A as a percentage of net sales increased from 23.1% in 2000 to 25.2% in 2000, an increase of 9.1%. Approximately 60% of the increase over 2000 was due to the Company's acquisition of the Athens 2004 Olympic sponsorship rights.

        Impairment loss.    As part of its long-term strategy to expand the packaged cheese market the Company has invested in majority interests in small regional cheese producers. In 2000 and 2001, in accordance with statement of Financial Accounting Standards 121 "Accounting for Impairment of Long-lived Assets and Long-lived Assets to be Disposed of", management reviewed the carrying amounts of the goodwill that arose from these investments. The estimated undiscounted cash flows from future operations of these subsidiaries indicated that the carrying amount of goodwill exceeded expected recoverable amounts. Accordingly, management recognized an impairment loss of GRD 837 million ($2.2 million) and GRD 1,252 million ($3.3 million) respectively. The Company remains committed to its strategy of competition in the packaged cheese sector. The main reason for the impairment was that the packaged cheese market in Greece is not developing in line with management's expectations. In addition the European Court's 1999 ruling against the validity, on procedural grounds, of the legislation of protecting "feta" cheese, an important product of several of the cheese producing subsidiaries has had an adverse impact on the Company's estimates as to its future turnover from this product.

        Income from operations.    Income from operations for 2001 was GRD 7,242 million ($18.9 million), an increase of GRD 1,023 million ($2.7 million), or 16.4%, from GRD 6,219 million ($16.2 million) for 2000. Income from operations as a percentage of net sales for 2001 decreased from 6.8% in 2000 to 7.2% for 2001.

        Interest expense.    Interest expense for 2001 was GRD 3,984 million ($10.4 million), an increase of GRD 150 million ($0.4 million), or 3.9%, from GRD 3,834 million ($10.0 million) for 2000. This increase is mainly due to the devaluation of the GRD against the US dollar for 2001 in comparison with the respective exchange rate for 2000.

        Foreign exchange losses (gains), net.    Foreign exchange losses for 2001 were GRD 1,784 million ($ 4.7 million) mainly due to the Senior Notes year end remeasurement. For 2000 there was a foreign exchange loss of GRD 3,719 million ($ 9.7 million).

        Other income (expenses), net.    Other income for 2001 were GRD 434 million ($ 1.1 million). Other expenses for 2000 were GRD 1,897 million ($5.0 million) mainly due to equity securities realized loss of GRD 3,022 ($7.9 million) partly offset by the amount of GRD 349 million ($0.9 million) due to the repurchase of Senior Notes for a price below the aggregate face amount.

        Provision for income taxes.    The provision for income taxes for 2001 was GRD 1,796 million ($ 4.7 million). For 2000 the provision for income taxes was GRD 27 million benefit ($ 0.07 million).

        Net Income (loss).    Net income for 2001 was GRD 116 million ($ 0.3 million). For 2000 there was a net loss of GRD 3,179 million ($ 8.3 million).

Year ended December 31, 2000 compared to year ended December 31, 1999

        Net sales.    Net sales for 2000 were GRD 91,000 million ($ 237.7 million), an increase of GRD 4,708 million ($ 12.3 million), or 5.5%, from GRD 86,292 million ($ 225.4 million) for 1999, representing a total volume increase of 4.8%. Growth came primarily from yogurt sales with an 8.4% increase in volume and an 11.1% increase in value. Growth in sales new yogurt products for adults and children launched in 2000 as well as significant growth of the Company strained yogurt brand Total®, contributed to sales growth. Cheese sales also contributed positively to Company's performance with a 7.3% volume increase and a 12.6% sales gain. High growth rates of the packaged cheese market and customized retail promotions propelled the results in the Company's cheese line. Milk volume was relatively stable (+ 0.5%) over prior year, despite continued cow crises crossing borders throughout Europe.

        To promote sales, the Company offers its customers two forms of financial incentives. Customers who achieve specified turnover targets receive "credit notes" which reduce the overall amount owed by the customers to Fage. Customers who undertake agreed promotional activity invoice Fage for a "promotional fee" and receive direct payment. Both credit notes and promotional fees reduce income from operations and net income. However, the credit notes reduce net sales and, as a result, gross profit, while the promotional fees are recorded as SG & A expenses and thus do not effect gross profit.

        For the years 1999 and 2000, the sum of the credit notes and the promotional fees, as percentage of totals sales, were approximately equal. However, for 2000 credit notes comprised a higher percentage of the total than in 1999 and promotional fees comprised a lower percentage of the total than in 1999. The increase in credit notes from 1999 had a negative impact on net sales and gross profit for 2000. However, the decrease in promotional fees reduced SG & A expenses by an amount approximately equal to the reduction in gross profits. As a result, the change in the proportion of the credit notes and promotional fees had no material impact on income from operations or net income for 2000. Taking the above mentioned change into account the increase in net sales would be approximately 9.2%.

        Gross profit.    Gross profit for 2000 was GRD 28,102 million ($ 73.4 million), a decrease of GRD 911 million ($ 2.4 million), or 3.1%, from GRD 29,013 million ($ 75.8 million) for 1999. Gross profit as a percentage of net sales for 2000 decreased to 30.9% from 33.6% for 1999. This was partly due to the increased use of "credit notes" to promote sales and the decreased use of "promotional fees" as discussed above. Otherwise, the gross profit as a percentage of net sales for 2000 would be 33.9% or an increase of 0.8% comparing to the respective percentage of 1999. Cost of sales for 2000 was GRD 62,898 million ($ 164.3 million), an increase of GRD 5,619 million ($ 14.7 million) or 9.8% from GRD 57,279 million ($ 149.6 million) for 1999. Cost of sales as a percentage of net sales increased from 66.4% in 1999 to 69.1% in 2000. By the same way since the real increase in net sales was 5.45%, the cost of sales as a percentage of net sales would be 66.7%, slightly higher than the respective percentage of 1999 (0.5%), mainly due to an increase in imported milk the second semester of the year 2000.

        Selling, general and administrative expenses.    Selling, general and administrative expenses ("SG & A") for 2000 were GRD 21,046 million ($ 55.0 million), a decrease of GRD 344 million ($ 0.9 million), or 1.6%, from GRD 21,390 million ($ 55.9 million) for 1999. SG & A as a percentage of net sales decreased from 24.8% in 1999 to 23.1% in 2000, a decrease of 6.9%. In each case, the decrease was primarily due to the decrease of the promotional fees as discussed above. Otherwise, the SG&A as a percentage of net sales for 2000 would be 25.4% or an increase of 2.4% comparing to the respective percentage of 1999. This is partly due to the consolidation of the subsidiary FAGE USA Corp., and partly to the necessity the Company to incur additional expenses for advertising and promotional activities aimed at counteracting the negative publicity and restoring consumer confidence because of the outbreak of foot- and-mouth disease throughout the European Union.

        Impairment loss.    As part of its long-term strategy to expand the packaged cheese market the Company has invested in majority interests in small regional cheese producers. In 2000, in accordance with statement of Financial Accounting Standards 121 "Accounting for Impairment of Long-lived Assets and Long-lived Assets to be Disposed of", management reviewed the carrying amounts of the goodwill that arose from these investments. The estimated undiscounted cash flows from future operations of these subsidiaries indicated that the carrying amount of goodwill exceeded expected recoverable amounts. Accordingly, management recognized an impairment loss of GRD 837 million ($ 2.2 million).

The Company remains committed to its strategy of competition in the packaged cheese sector. The main reason for the impairment was that the packaged cheese market in Greece is not developing in line with management's expectations. In addition the European Court's 1999 ruling against the validity, on procedural grounds, of the legislation of protecting "feta" cheese, an important product of several of the cheese producing subsidiaries has had an adverse impact on the Company's estimates as to its future turnover from this product.

        Income from operations.    Income from operations for 2000 was GRD 6,219 million ($ 16.2 million), a decrease of GRD 1,404 million ($ 3.7 million), or 18.4%, from GRD 7,623 million ($ 19.9 million) for 1999. Income from operations as a percentage of net sales for 2000 decreased to 6.9% from 8.8% for 1999. Income from operations declined due to both the increased cost of sales and the impairment loss discussed above and the increased advertising expenses.

        Interest expense.    Interest expense for 2000 was GRD 3,834 million ($ 10.0 million), an increase of GRD 269 million ($ 0.7 million), or 7.5%, from GRD 3,565 million ($ 9.3 million) for 1999. This increase is mainly due to the devaluation of the GRD against the US dollar for 2000 in comparison with the respective exchange rate for 1999.

        Foreign exchange losses (gains), net.    Foreign exchange losses for 2000 were GRD 3,719 million ($ 9.7 million) mainly due to the Senior Notes year end remeasurement. For 1999 there was a foreign exchange loss of GRD 5,326 million ($ 13.9 million).

        Other income (expenses), net.    Other income for 2000 were GRD 1,897 million ($ 5.0 million) mainly due to equity securities realized loss of GRD 3,022 ($7.9 million) partly offset by the amount of GRD 349 million ($0.9 million) due to the repurchase of Senior Notes for a price below the aggregate face amount. For 1999 there was other income GRD 2,527 million ($6.6 million).

        Provision for income taxes.    The provision for income taxes for 2000 was GRD 27 million ($ 0.07 million) benefit. For 1999 the provision for income taxes was GRD 663 million ($ 1.7 million).

        Net income (loss).    Net loss for 2000 was GRD 3,179 million ($ 8.3 million). For 1999 there was a net income of GRD 596 million ($ 1.6 million).

Liquidity and Capital Resources

        The Company has historically funded its operations, capital expenditures and working capital requirements through a combination of cash flows from operations, short-term borrowings, long-term debt and capital lease obligations.

        Cash flows from operations can be impacted by the Company's extension of credit and the terms and collection of its receivable. The Company has established criteria for granting credit to customers, which are generally based upon the size of the customer's operations and consideration of relevant financial data. Business is generally conducted with such customers under normal terms with collection expected within sixty (60) days after shipment. At each reporting period date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. It is the Company's policy to attach liens against the property of most of its delinquent customers. Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized. Notwithstanding this, the Company does not consider its accounts receivable collection process to be delayed. Rather, the Company believes its cash management policies are effective in ensuring that the turnover of its accounts receivable and accounts payable are properly balanced within general business practices in Greece.

        Operating Activities.    Net cash from operating activities for 2001 was GRD 5,081 million ($13.3 million), a decrease of GRD 625 million ($1.6 million) from GRD 5,706 million ($14.9 million) for 2000, which mainly is due both to the depreciation and amortization and the unrealized foreign exchanges losses.

        Investing Activities.    Net cash used in investing activities for 2001 was GRD 7,840 million ($20.5 million), an increase of GRD 140 million ($0.4 million), from GRD 7,700 million ($20.1 million) for 2000. Capital expenditures of GRD 3,844 ($10.0 million) were made in continued investments in Company's facilities in order to further realize operating efficiencies. The cash flow of GRD 1,890 million ($4.9 million) used in 2001 for investments in and advances to affiliates mainly concerns the new acquisition of Zagas and the increase in the Company's interests in Tamyna and Foods Hellas.

        Financing Activities.    Net cash from financing activities for 2001 was GRD 2,759 million ($6.8 million) compared to net cash used in financing activities of GRD 960 million ($2.5 million) for 2000, mainly as a result of the short-term loan obtained by Fage in 2001 of GRD 3,050 million ($8.0 million).

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        The following table identifies each of the executive officers and directors of the Company. Directors are elected for a term of three years or until their successors are elected and qualified.

Name	Age	Position
Kyriakos Filippou	63	Chairman of the Board*
Ioannis Filippou	66	Chief Executive Officer and Director*
Athanassios Filippou	36	Director
Athanassios-Kyros Filippou	33	Director
Ioannis Granitsas	54	Vice Chairman and Director
Dimitrios Marinos	63	Director
Christos Koloventzos	46	Chief Financial Officer
Kostas Antonakis	51	Chief Commercial Officer
Alexios Leris	51	Chief Plants Officer
Ioannis Palatianos	51	Chief Engineering and Works Officer
Emmanuel Papaefthimiou	50	Exports/Imports Logistics Manager and Director

        *There is an arrangement between Mr. Ioannis Filippou and Mr. Kyriakos Filippou pursuant to which they rotate their positions as the Chairman of the Board and Chief Executive Officer of the Company in June of each year. This arrangement has been in effect since 1989.

        Mr. Kyriakos Filippou is currently the Chairman of the Board of the Company. Pursuant to the arrangement with Mr. Ioannis Filippou, he has been the Company's Chief Executive Officer or its Chairman in alternate years since 1989. Previously, he was a Managing Director of the Company from 1977 to 1989. He has been the Chairman of the Board of Hellenic Biscuit Company S.A., a public company that is listed on The Athens Stock Exchange and that produces and sells biscuits and snacks and distributes bread, and that is controlled by him and members of his family, since 1990, the Chairman of the Board of Evga, a fruit juice and ice cream producer owned by him and members of his family, since 1992, Chairman of the Board of Dafnos S.A. ("Dafnos"), a services and holding company owned by him and members of his family, since 1991 and Chairman of the Board of Palace S.A. ("Palace"), a service company controlled by him and members of his family, since 1993. In addition Mr. Filippou holds interests, directly and indirectly, in these and several other companies. He is the brother of Mr. Ioannis Filippou. See "Major Shareholders and Related Party Transactions".

        Mr. Ioannis Filippou is currently the Chief Executive Officer and a director of the Company. Pursuant to the arrangement with Mr. Kyriakos Filippou, he has been the Company's Chairman or its Chief Executive Officer in alternate years since 1989. Previously, he was a Managing Director of the Company from 1977 to 1989. He has been the Chairman of the Board of HQF (Hellenic Quality Foods), a commercial and industrial food products company (formerly known as Kanaki S.A.) owned by him and members of his family, since 1988, the Chairman of the Board of Iofil S.A. ("Iofil"), an industrial, commercial and services company stet by him and members of his family, since 1989, the Chairman of the Board of Vis S.A. ("Vis"), a company listed on the Athens Stock Exchange, controlled by him and members of his family, since 1989, the Chairman of the Board of Agrofil S.A. ("Agrofil"), a real estate development company owned by him and members of his family, since 1991, and the Chairman of the Board of A.E.K. Basketball Club, which is owned by Iofil, since 1995. In addition Mr. Filippou holds interests, directly and indirectly, in these and several other companies. He is the brother of Mr. Kyriakos Filippou. See "Control of Registrant" and "Major Shareholders and Related Party Transactions".

        Mr. Athanassios Filippou    is a director of the Company, a position he has held since 1994. He has been the Chief Executive Officer and Vice Chairman of HQF since 1988, a director of Agrofil since 1991, the Chief Executive Officer of Iofil from 1992 up to 1997 and Vice Chairman since 1998 onwards, the Chairman of the Board of Aspect Communication Services S.A. ("Aspect"), an advertising company controlled by him and members of his family, since 1993, the Managing Director of A.E.K. Basketball Club since 1999 and the Vice Chairman of Vis since 1999. He is the son of Mr. Ioannis Filippou. See "Major Shareholders and Related Party Transactions".

        Mr. Athanassios-Kyros Filippou    is a director of the Company, a position he has held since 1994. He has been the Chief Executive Officer of Evga since 1996. From 1994 to 1996, he was its Deputy Chief Executive Officer. He is the son of Mr. Kyriakos Filippou. See "Major Shareholders and related Party Transactions".

        Mr. Granitsas is the Vice Chairman and a director of the Company, positions he has held since 1999 and 1977, respectively. He was the Chief Financial Officer of the Company from 1975 to 1995 and the Deputy General Manager from 1995 to 1999.

        Mr. Marinos is a director of the Company, a position he has held since 1978. He is the co-founder, and since 1971 has been the Chief Executive Officer, of Marinos-Zaimis S.A., a consulting firm.

        Mr. Koloventzos is the Chief Financial Officer of the Company, a position he has held since 1995. Previously he was the Group Financial and Administrative Director of Bingo S.A., a wafer and chocolate manufacturer, from 1989 to 1995.

        Mr. Antonakis is the Chief Commercial Officer of the Company, a position he has held since 1999. He was the Sales Director of the Company from 1986 to 1998.

        Mr. Leris is the Chief Plants Officer of the Company, a position he has held since 1992. Previously he was the Company's Production Manager from 1985 to 1991.

        Mr. Palatianos    is the Chief Engineering and Works Officer of the Company, a position he has held since 1995. Previously he was the Company's Technical Manager from 1993 to 1995, its Fleet Manager from 1980 to 1994, and its Maintenance Manager from 1985 to 1993.

        Mr. Papaefthimiou is the Exports/Imports Logistics Manager and a director of the Company, positions he has held since 1994 and 1995, respectively. Previously he was the Exports/Imports Logistics Supervisor for the Company from 1984 to 1994.

Compensation of Directors and Officers

        The Company paid an aggregate of GRD 436 million ($ 1.1 million) for the year ended December 31, 2001 to its executive officers and directors for services in all capacities. The Company has no stock option, or other stock-based compensation, and no employment agreement with any executive officer.

Employees

        The Company had approximately 1,286 full-time employees as of December 31, 2001, substantially all of whom were covered by one of 24 collective bargaining agreements. These agreements, which are renewed every year, generally provide for inflation-indexed wages in addition to productivity-linked wage adjustments. The Company promotes the recruitment, development and retention of appropriately qualified managers and employees. The Company believes that its relationship with its employees is good and the Company has not experienced any work stoppages due to labor unrest in the last five years. Following there is a breakdown of employees by main category of activity.

Number of Employees
Production process	754
General & Administrative	197
Selling & Distribution	335

1,286

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Control of Registrant

        The Company is wholly-owned by Messrs. Ioannis and Kyriakos Filippou, the sons of the Company's founder, Athanassios Filippou. Each brother owns fifty percent (50%) of the capital stock of the Company. The Company's charter requires a vote of ninety percent (90%) for any sale or transfer of any amount of capital stock to be effected.

Transactions with Family Owned Companies

        The stockholders of the Company, Messrs. Ioannis and Kyriakos Filippou, and members of their respective families (including Messrs. Athanassios Filippou and Athanassios-Kyros Filippou) own interests, directly and indirectly, in several companies. The Company purchases goods and services from certain of such companies in the ordinary course of its business. The Company believes that in each case the terms of such transactions are comparable to those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances. The following briefly describes the material transactions between such companies.

        Mornos.    The Company purchases plastic yogurt tubs, aluminum yogurt tub tops and other packaging products from Mornos. Mr. Kyriakos Filippou, members of his family and companies controlled by them own 100% of Mornos. Mr Kyriakos Filippou is the Chairman of the Board of Mornos. The Company's purchases from Mornos totaled GRD 4,517 million ($ 11.8 million), GRD 5,145 million ($ 13.4 million) and GRD 5,902 million ($ 15.4 million) for 1999, 2000 and 2001, respectively.

        Vis.    The Company purchases corrugated boxes from Vis, a public company that is listed on The Athens Stock Exchange. Mr. Ioannis Filippou, members of his family and a company owned by them own 59.3% of Vis and Fage owns 7.0%. Mr. Ioannis Filippou is Chairman and Mr. Athanassios Filippou Vice Chairman of the Board of Vis. The Company's purchases from Vis totaled GRD 1,448 million ($3.8 million), GRD 1,325 million ($3.5 million) and GRD 1,583 million ($4.1 million) for 1999, 2000 and 2001, respectively.

        Vihep.    The Company purchases sugar, cocoa and various other ingredients from Vihep. Mr. Dimitrios Anagnostou, the brother-in-law of Mr. Kyriakos Filippou, owns 55%, and a company owned by Mr. Kyriakos Filippou and members of his family owns 20% of Vihep. The Company's purchases from Vihep totaled GRD 940 million ($ 2.5 million), GRD 940 million ($ 2.5 million) and GRD 944 million ($ 2.5 million) for 1999, 2000 and 2001, respectively.

        Evga.    Evga, which is 100% owned by Mr. Kyriakos Filippou, members of his family and a company owned by them, produces fresh and UHT fruit juices and ice cream which are sold to the Company (for 1999, sales have been through Myrtos). Mr Kyriakos Filippou is Chairman of the Board of Evga and Mr. Athanassios-Kyros Filippou is its Chief Executive Officer. The Company is the exclusive distributor of Evga's fresh fruit juices in Greece. These products, which bear the EVGA® trademark, are purchased by the Company from Evga at a negotiated discounted price and are sold to retailers at a mark-up. Evga retains responsibility for all marketing, advertising and promotion costs. The Company's purchases from Evga totaled GRD 203 million ($ 0.5 million), GRD 2,219 million ($ 5.8 million) and GRD 2,508 million ($ 6.6 million) for 1999, 2000 and 2001, respectively. The Company believes this arrangement is attractive because it widens the range of products offered to retailers at little incremental cost since the Company utilizes its existing distribution network. In addition, from time to time, the Company sells to Evga various raw materials for its products. The Company's sales to Evga totaled GRD 93 million ($ 0.2 million), GRD 175 million ($ 0.5 million) and GRD 208 million ($ 0.5 million) for 1999, 2000 and 2001, respectively.

        Myrtos Foods ("Myrtos").    Myrtos, which is 100% owned by Mr. Kyriakos Filippou, Mr. Athanassios–Kyros Filippou and a company owned by Mr. Kyriakos Filippou, sold to the Company mainly for 1999 fresh and UHT fruit juices and ice cream produced by Evga. The Company's purchases from Myrtos totaled GRD 1,912 ($5.0 million), GRD 212 ($0.6 million) and 0 for 1999, 2000 and 2001 respectively.

        Aspect.    Aspect is an advertising and media agency, associated with J. Galanakis Advertisements S.A. Iofil owns 70.6%, Mr. Ioannis Filippou and members of his family own 19.6% and J. Galanakis Advertisements S.A. owns 9.8%. Mr. Athanassios Filippou is the Chairman of the Board of Aspect. The Media Department of Aspect is engaged in planning, scheduling and buying time and space on television and radio and in publications for all companies controlled by the Filippou family and a number of other companies on a commission basis. The Company believes it benefits from this arrangement because Aspect receives favorable pricing and placement terms due to the large volume of its purchases. In addition, Aspect's Creative and Client Service Departments are engaged in developing advertising and promotional campaigns for several of the Company's products and brands. When Aspect handles a product or brand advertising and/or promotion, it charges the Company an additional commission on the total campaign cost. Billings by Aspect to the Company totaled GRD 3,781 million ($ 9.9 million), GRD 4,585 million ($ 12.0 million) and GRD 4,848 million ($ 12.7 million) for 1999, 2000 and 2001, respectively. Aspect's commissions out of the above were 4% for media planning, scheduling and buying and an additional 12% for handling advertising and promotional campaigns.

        Iofil.    Iofil is 100% owned by Mr. Ioannis Filippou and members of his family. Mr. Ioannis Filippou is Chairman and Mr Athanassios Filippou is Vice Chairman of the Board of Iofil. Iofil is an industrial, commercial and services company and is also the controlling shareholder of Vis. Iofil provides corporate management services to the Company and other companies controlled by the Filippou family. Services rendered by Iofil to the Company totaled GRD 325 million ($ 0.8 million), GRD 350 million ($ 0.9 million) and GRD 400 million ($ 1.0 million) for 1999, 2000 and 2001, respectively. There is an agreement between the Company and Iofil for the continuation of such services in 2002. Services provided for by such agreement for 2002 will be invoiced taking into account the prevailing inflation rate.

        Palace.    Palace is 100% owned by Mr. Kyriakos Filippou and a company owned by him and members of his family. Mr. Kyriakos Filippou is Chairman of the Board of Palace and Mr. Athanassios-Kyros Filippou is a director. Palace is a services company and provides corporate management services to other companies controlled by the Filippou family. Pursuant to an agreement with the Company, continuing in 2002, Palace will provide the Company with the corporate management services. Services provided for 1999, 2000 and 2001 totaled GRD 325 million ($ 0.8 million), GRD 340 million ($ 0.9 million) and GRD 463 million ($ 1.2 million), respectively. There is an agreement between the Company and Palace for the continuation of such services in 2002. Services provided for by such agreement for 2002 will be invoiced taking into account the prevailing inflation rate.

        G.S. Kostakopoulos & Associates.    The Company engages the law firm G.S. Kostakopoulos & Associates for various legal services, and the firm is advising the Company in connection with the Offering and the Exchange Offer. Mr. Georgios Kostakopoulos, the managing partner of the firm, is the brother-in-law of Messrs. Ioannis and Kyriakos Filippou. Payments by the Company to G.S. Kostakopoulos were approximately GRD 49 million ($ 0.1 million), GRD 52 million ($ 0.1 million) and GRD 82 million ($ 0.2 million) for 1999, 2000 and 2001, respectively.

        Ioannis Nikolou ULP ("Ioannis Nikolou").    Mr. Ioannis Nikolou is the brother-in-law of Mr. Ioannis Filippou and is one of the Company's sales representatives. As such, he buys products from the Company at a discounted price and resells them at a marked-up price, with the difference being retained as his commission. The Company determines the discounts offered to and mark-ups charged by its sales representatives in a uniform manner. Purchases by Ioannis Nikolou from the Company totaled GRD 1,008 million ($ 2.6 million), GRD 1,315 million ($ 3.4 million) and GRD 1,145 million ($ 3.0 million) for 1999, 2000 and 2001, respectively. Ioannis Nikolou derives a standard commission on resales of such purchased products.

        Foods Hellas.    The Company owns 99.38% of Foods Hellas, a consolidated subsidiary, and the Company's shareholders own the remaining 0.62%. Foods Hellas owns 0.68% of Tamyna and 0.67% of Agroktima.

        Iliator.    The Company owns 97% of Iliator, a consolidated subsidiary, and the Company's shareholders own the remaining 3%.

Compensation to Family Members

        In addition to the relationships described above, certain members of the Filippou family also are employees of the Company or provide various services to the Company. The aggregate compensation paid in this respect to members of the family in 1999, 2000 and 2001 was GRD 659 million ($ 1.7 million), GRD 850 million ($ 2.2 million) and GRD 950 million ($ 2.5 million), respectively. The Company believes that in each case the terms of such arrangements, including the services rendered and the rate of compensation, were comparable to those that would be attainable by the Company in the ordinary course from unaffiliated third parties.

Item 8: FINANCIAL INFORMATION

Legal Proceedings

        The Company is involved in various legal proceedings incidental to the conduct of its business with claims totaling approximately GRD 984 million ($2.6 million). See "Note 22" to Consolidated Financial Statements. Management does not believe that the outcome of any of these legal proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

Company's Policy on Declaring Dividends

        Under Greek corporate law, companies are required each year to declare from their profits, dividends of at least 35% of after-tax profit, after allowing for legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. However, the Company can waive such dividend with the unanimous consent of its shareholders.

        Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed which are as follows:

  a)
  No dividends can be distributed to the shareholders as long as the Company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

  b)
  No dividends can be distributed to the shareholders as long as the unamortized balance of "Preoperating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

        No dividends have been declared during 1999, 2000 and 2001.

        The Indenture under which the Company's Senior Notes were issued restricts the amount of dividends and requires that certain financial tests be satisfied prior to any payments of dividends.

Export Sales

        The Company's export sales made primarily to Western Europe totaled GRD 8,303 million ($ 21.7 million), GRD 10,692 million ($ 27.9 million) and GRD 12,123 million ($ 31.7 million) for 1999,

2000 and 2001, respectively. The above sales represent 4.7%, 5.4% and 6.4% of the total sales volume for 1999, 2000 and 2001, respectively.

Item 9: THE OFFER AND LISTING

  Not Applicable

Item 10: ADDITIONAL INFORMATION

Share Capital

        As of December 31, 1999, 2000 and 2001, the Company's total authorized share capital consisted of 7,010,000 common shares of GRD 1,000 par value each. All such shares have been fully paid. The Company's share capital is owned by Mr. Ioannis Filippou and Mr. Kyriakos Filippou, each of whom owns directly 50% of the outstanding shares.

Memorandum and Articles of Association

        The Company is organized under the laws of the Hellenic Republic (also known as Greece). Its objects and purposes, as specified in its Memorandum and Articles of Association (the "Memorandum"), include the production and trading of dairy products, the distribution of other food products and the trading, import and export, and representation of firms in Greece and abroad in connection with such products. The Memorandum is an exhibit to this Report.

        The board of directors may be composed of three to seven members, as established by resolution of the directors. Currently, the board consists of seven members. Directors are elected for terms of three years.

        The authorized capital of the Company consists solely of common shares. Holders of common shares are entitled to one vote per share on all matters submitted to shareholders, and the presence in person or by proxy of holders entitled to vote a majority of the total number of votes that may be cast at any meeting constitutes a quorum for the transaction of business at such meeting. Higher quorum thresholds (ranging from 80%-90%) apply in the event the General Assembly is to consider a transfer of common shares. Holders of common shares have an equal right to receive dividends when and if declared by the Company's board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of common shares are entitled to share ratably in all assets of the Company which are legally available for distribution to common shareholders.

        The Company's Memorandum also contains provisions whereby if one of the existing shareholders dies, his sons and grandsons from his sons' side have the right to purchase the common shares formerly held by the deceased from his heirs, and his heirs are obligated to sell such shares. The purchase price would be calculated as provided by the Memorandum based upon the Company's net assets as of its last balance sheet, excluding good will, trademarks and other intangible assets. Except as aforesaid, the holders of common shares have no preemptive, subscription, redemption or sinking fund rights.

Annual Meeting

        The Company's memorandum provides for an annual meeting, referred to as the General Assembly, during the first of six months of each calendar year. The General Assembly must approve the Company's audited financial statements for the prior year and appoint auditors for the current year.

Exchange Controls Affecting Security Holders

        The export of capital from the Hellenic Republic is regulated by law and regulation, as well as by several Acts issued by the Governor of the Bank of Greece. However, a Greek company with securities held by non-residents, such as the Company, may export capital without any prior approval by governmental authorities provided the capital is exported to effect payments due to such holders under the terms of an agreement pertaining to such securities, such as the Intendure that governs the Senior Notes. There are no restrictions on the ability of non-residents or non-citizens of Greece to hold or vote Senior Notes imposed by the laws of the Hellenic Republic or by the constituent documents of the Company.

Taxation

        All payments to U.S. Holders with respect to the Senior Notes by the Company will be made without withholding or deduction for Greek taxes unless required by law or the interpretation or administration thereof, in which case, the Company will, except in certain circumstances, pay such additional amounts as may be necessary so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction; provided that such payments to a holder other than a U.S. Holder would be limited to the amount that would be payable to such holder if it were such a U.S. Holder. Greece has entered into tax treaties with various other countries that provide for reductions in or the elimination of Greek withholding tax. Holders of Senior Notes should consult their tax advisors respecting the application of such treaties to them. There can be no assurance that holders other than United States residents or corporations would be entitled to full reimbursement from the Company in the event the Company is required to withhold or deduct amounts from payments to such holders in respect of the Senior Notes. For purposes hereof, a "U.S. Holder" is an individual citizen or resident of the United States or a corporation created and organized in the United States.

        Under the income tax treaty (the "Treaty") between Greece and the United States, interest on the Senior Notes paid to a U.S. Holder that is a United States resident or corporation within the meaning of the Treaty is exempt from Greek income tax if (i) the U.S. Holder is not engaged in a trade or a business in Greece through a "permanent establishment" and (ii) the interest on the Senior Notes does not exceed 9% per year. The mere holding of the Senior Notes or the enforcement of rights with respect thereto would not constitute a permanent establishment. The Company intends to treat all holders as U.S. Holders not permanently established in Greece unless it has information to the contrary.

        Any capital gain earned by U.S. Holders upon the sale or exchange of the Senior Notes is exempt from Greek income tax.

        There are no Greek inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of the Senior Notes by a U.S. Holder, except that such taxes will apply to the transfer by gift of the Senior Notes by a U.S. Holder to a permanent resident of Greece and may apply to the transfer at death of the Senior Notes by a U.S. Holder to a permanent resident of Greece. There are no stamp, issue, registration, or similar taxes or duties payable by U.S. Holders of Senior Notes.

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Inflation

        Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations for the periods presented. Greece experienced annual rates of inflation of 2.4%, 3.1% and 3.5% in the years 1999, 2000 and 2001, respectively.

Foreign Exchange Rate Fluctuation

        Substantially all of the Company's operations are conducted in Greece and, as a result, the Company's operating results depend on the prevailing economic conditions in Greece. Furthermore, substantially all of the Company's revenues are in drachmae. The Senior Notes are denominated in dollars and will require the Company to make all principal and interest payments thereon in dollars. As a result, the Company may be subject to significant foreign exchange risks.

        The Company's functional currency is the Greek drachma. At each balance sheet date, all monetary assets and liabilities denominated in other currencies, including the Senior Notes, are adjusted to reflect the then current exchange rate. The resulting decrease or increase is reflected on the Company's income statement as foreign exchange loss or gain.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  Not Applicable

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  Not Applicable

Item 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

  Not Applicable

PART    II

Item 15: FINANCIAL STATEMENTS

        See pages F-1 through F-29 for the Company's Financial Statements.

Item 16: FINANCIAL STATEMENTS

  Not Applicable

Item 17: FINANCIAL STATEMENTS AND EXHIBITS

(a) Index to Consolidated Financial Statements

        Other schedules are omitted because they are not applicable or because the information required is included in the financial statements or notes thereto.

Item 18: FINANCIAL STATEMENTS

  Not Applicable

Item 19: EXHIBITS

Exhibit Number	Description
1	Articles of incorporation of Fage Dairy Industry S.A. (incorporated by reference to Exhibit 3.01 to Registration Statement on Form F-4 (No 333-6768)
2
Indenture dated as of February 11, 1997, by and between Fage Dairy Industry S.A. and The Bank of New York, (as successor to IBJ Schroder Bank & Trust Company), as Trustee (containing the form of security) (incorporated by reference to Exhibit 4.01 to Registration Statement on Form F-4 (No 333-6768)
7	Statement re Computation of Ratio and Earnings to Fixed Charges
8	Subsidiaries of Fage Dairy Industry S.A.
99	Letter of Fage Dairy Industry S.A. to Securities and Exchange Commission regarding Arthur Andersen's audit of Financial Statements

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece.

FAGE DAIRY INDUSTRY S.A.
Date: April 1, 2002	By:	/s/ KYRIAKOS FILIPPOU Kyriakos Filippou Chairman of the Board
Date: April 1, 2002	By:	/s/ IOANNIS FILIPPOU Ioannis Filippou Chief Executive Officer and Director
Date: April 1, 2002	By:	/s/ CHRISTOS KOLOVENTZOS Christos Koloventzos Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To
FAGE DAIRY INDUSTRY S.A.:

        We have audited the accompanying consolidated balance sheets of FAGE DAIRY INDUSTRY S.A. (a Greek corporation) and subsidiaries ("Company") as of December 31, 2000 and 2001 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001 (expressed in thousands of Greek Drachmae). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FAGE DAIRY INDUSTRY S.A. and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States .

                                                                                        ARTHUR ANDERSEN

Athens, Greece,
March 27, 2002

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2000 AND DECEMBER 31, 2001
(Amounts in 000's of Greek Drachmae and U.S. Dollars)

		2000	2001
	Notes	GRD	GRD	U.S.$
ASSETS
Current Assets
Cash and cash equivalents	1	1,174,627	964,788	2,520
Restricted cash	1	2,805,302	5,212,833	13,617
Marketable securities	1, 3	773,807	1,107,888	2,894
Accounts receivable	1, 4	21,021,710	24,493,438	63,982
Less: Allowance for doubtful accounts	1, 4	(2,187,694)	(2,368,593)	(6,187)

		18,834,016	22,124,845	57,795
Due from related companies	5	475,529	597,862	1,562
Inventories	1, 6	7,315,641	8,130,744	21,239
Deferred income taxes	1, 14	260,473	0	0

Total current assets		31,639,395	38,138,960	99,627

Investments and Other Assets
Investments in and advances to affiliates	1, 7	2,059,870	1,234,784	3,226
Other non-current assets	8	192,417	274,661	717

		2,252,287	1,509,445	3,943

Property, Plant and Equipment	1, 9
Cost		44,229,928	47,209,832	123,321
Less: Accumulated depreciation		(17,233,076)	(19,105,464)	(49,907)

		26,996,852	28,104,368	73,414

Deferred charges	1
Cost		1,136,194	1,136,194	2,968
Less: Accumulated amortization		(608,457)	(722,076)	(1,886)

		527,737	414,118	1,082

Goodwill, resulting from consolidated subsidiaries	1, 10
Cost		2,995,773	2,924,464	7,639
Less: Accumulated amortization		(880,650)	(649,271)	(1,696)

		2,115,123	2,275,193	5,943

TOTAL ASSETS		63,531,394	70,442,084	184,009

        Exchange rate used for the convenience translation of the December 31, 2001 drachma amounts:GRD 382.82 to U.S.$ 1.00

The accompanying notes are an integral part of these balance sheets.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—Continued

AS OF DECEMBER 31, 2000 AND DECEMBER 31, 2001
(Amounts in 000's of Greek Drachmae and U.S. Dollars except per share data)

		2000	2001
	Notes	GRD	GRD	U.S.$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short-term borrowings	11	7,460,322	10,527,586	27,500
Current portion of long-term debt	12	453,628	420,549	1,098
Trade accounts payable		11,212,142	12,614,526	32,952
Due to related companies	5	1,556,025	1,560,761	4,077
Income taxes payable	1, 14	1,242,846	1,369,612	3,578
Deferred income taxes	1, 14	0	369,003	964
Other current liabilities	15	3,063,880	2,837,673	7,413

Total current liabilities		24,988,843	29,699,710	77,582

Long-Term Liabilities
Long-term debt	12, 13	33,791,170	35,275,018	92,145
Staff retirement indemnities	1, 16	374,308	408,431	1,067
Other long-term liabilities		91,776	872,204	2,278
Deferred income taxes	1, 14	1,723,600	1,887,593	4,931

		35,980,854	38,443,246	100,421

Minority interests		347,259	55,444	145

Contingencies	22
Shareholders' Equity
Share capital, nominal value GRD 1,000 each (7,010,000 shares authorised, issued and outstanding at December 31, 2000 and December 31, 2001)	17	7,010,000	7,010,000	18,311
Reversal of revaluation gains	1, 17	(5,026,390)	(5,026,390)	(13,130)
Retained earnings	18	230,828	260,074	680

		2,214,438	2,243,684	5,861

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		63,531,394	70,442,084	184,009

        Exchange rate used for the convenience translation of the December 31, 2001 drachma amounts:

GRD 382.82 to U.S.$ 1.00

The accompanying notes are an integral part of these balance sheets.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 2001
(Amounts in 000's of Greek Drachmae and U.S. Dollars, except per share data)

				2001
		1999 GRD	2000 GRD
	Notes			GRD	U.S.$
Net sales	1, 20	86,291,714	91,000,422	100,326,633	262,073
Cost of sales	9	(57,278,567)	(62,898,430)	(66,560,362)	(173,869)

Gross profit		29,013,147	28,101,992	33,766,271	88,204
Selling, general and administrative expenses	9, 21	(21,389,952)	(21,046,049)	(25,272,127)	(66,016)
Impairment loss	1	0	(836,827)	(1,251,818)	(3,270)

Income from operations		7,623,195	6,219,116	7,242,326	18,918
Interest expense	1, 11, 12, 13	(3,565,287)	(3,833,957)	(3,984,428)	(10,408)
Foreign exchange gains (losses), net	1	(5,326,230)	(3,719,471)	(1,783,736)	(4,659)
Other income (expenses), net	13	2,527,021	(1,897,137)	433,837	1,133

Income (loss) before income taxes and minority interests		1,258,699	(3,231,449)	1,907,999	4,984
Provision for income taxes	1, 14	(663,452)	27,095	(1,795,925)	(4,691)

Income (loss) before minority interests		595,247	(3,204,354)	112,074	293
Minority interests		428	25,365	4,354	11

NET INCOME (LOSS)		595,675	(3,178,989)	116,428	304

Income (loss) per share, basic and diluted	1	85	(453)	17	0.04

Weighted average number of shares, basic and diluted		7,010,000	7,010,000	7,010,000	7,010,000

        Exchange rate used for the convenience translation of the December 31, 2001 drachma amounts: GRD 382.82 to U.S.$ 1.00

The accompanying notes are an integral part of these statements.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
(Amounts in 000's of Greek Drachmae except per share data)

					RETAINED EARNINGS (DEFICIT)
		Comprehensive Income	Share Capital	Reversal of Revaluation Gains	Legal, Tax Free and Extraordinary Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income	Total	Grand Total
Balance, December 31, 1998			7,010,000	(5,026,390)	5,010,131	(995,989)	(67,952)	3,946,190	5,929,800
Net income for the year		595,675	0	0	0	595,675	0	595,675	595,675
Transfer of statutory earnings to legal, tax free and extraordinary reserves		0	0	0	475,697	(475,697)	0	0	0
Dividends declared from 1998 statutory profits (GRD 171.2 per share)		0	0	0	0	(1,200,000)	0	(1,200,000)	(1,200,000)
Unrealized holding loss arizing during the year	(444,400)	0	0	0	0	0	0	0	0
Less: reclassification adjustment for losses included in net income	67,952

Unrealized losses on marketable securities, net of reclassification adjustment	(376,448)	(376,448)	0	0	0	0	(376,448)	(376,448)	(376,448)

Comprehensive income		219,227

Balance, December 31, 1999			7,010,000	(5,026,390)	5,485,828	(2,076,011)	(444,400)	2,965,417	4,949,027
Net loss for the year		(3,178,989)	0	0	0	(3,178,989)	0	(3,178,989)	(3,178,989)
Transfer of statutory earnings to legal, tax free and extraordinary reserves		0	0	0	853,201	(853,201)	0	0	0
Reclassification adjustment for losses included in net income	444,400

Unrealized losses on marketable securities, net of reclassification adjustment	444,400	444,400	0	0	0	0	444,400	444,400	444,400

Comprehensive income		(2,734,589)

Balance, December 31, 2000			7,010,000	(5,026,390)	6,339,029	(6,108,201)	0	230,828	2,214,438

Net income for the year		116,428	0	0	0	116,428	0	116,428	116,428
Transfer of statutory earnings to legal, tax free and extraordinary reserves		0	0	0	311,194	(311,194)	0	0	0
Unrealized holding loss arizing during the year	(87,182)
Reclassification adjustment for losses included in net income	0

Unrealized losses on marketable securities, net of reclassification adjustment	(87,182)	(87,182)	0	0	0	0	(87,182)	(87,182)	(87,182)

Comprehensive income		29,246

Balance, December 31, 2001			7,010,000	(5,026,390)	6,650,223	(6,302,967)	(87,182)	260,074	2,243,684

The accompanying notes are an integral part of these statements.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
(Amounts in 000's of Greek Drachmae and U.S. Dollars)

			2001
	1999 GRD	2000 GRD
			GRD	U.S.$
Cash Flows from Operating Activities:
Net income (loss)	595,675	(3,178,989)	116,428	304
Adjustments to reconcile to net cash provided by operating activities:
Depreciation, amortization and impairment allowance	2,812,451	3,829,108	4,202,493	10,978
Deferred income taxes	505,962	(275,959)	793,471	2,073
Provision for personnel retirement cost	141,873	192,329	201,518	526
Provision for doubtful accounts receivable	183,175	499,750	180,899	473
Minority interests	(428)	(25,365)	(4,354)	(11)
Gain from sale of property, plant & equipment	(71,237)	(88,003)	(59,312)	(155)
(Gain) loss from marketable securities	(2,197,733)	3,022,202	(819)	(2)
Unrealised foreign exchange losses	5,933,941	2,911,843	1,827,206	4,773
Loss on investments	58,809	68,036	103,219	270
(Increase) Decrease in:
Accounts receivable	(5,273,301)	(1,460,756)	(3,270,217)	(8,542)
Due from related companies	(57,282)	195,456	(122,333)	(320)
Inventories	(546,602)	(371,337)	(814,573)	(2,128)
Increase (Decrease) in:
Trade accounts payable	1,663,196	372,160	1,390,474	3,632
Due to related companies	361,687	134,734	4,736	12
Income taxes payable	(404,663)	(93,449)	126,766	331
Other current liabilities	519,939	328,610	(114,758)	(300)
Payment of staff retirement indemnities	(97,036)	(175,107)	(167,395)	(437)
(Increase) decrease in other non-current assets	(59,192)	(38,561)	(93,134)	(243)
Increase (decrease) in other long-term liabilities	(110,858)	(140,675)	780,428	2,039

Net Cash from Operating Activities	3,958,376	5,706,027	5,080,743	13,273

Cash Flows from Investing Activities:
Capital expenditure for property, plant & equipment	(2,373,529)	(3,650,191)	(3,844,012)	(10,041)
Proceeds from sale of fixed assets	155,040	256,122	572,152	1,495
Proceeds from subsidies/grants	169,297	25,623	149,918	392
Investments in and advances to affiliates	(225,507)	(1,376,456)	(1,889,981)	(4,937)
Net change in restricted cash	0	(2,805,302)	(2,407,531)	(6,289)
Purchase of marketable securities	(3,699,000)	(150,000)	(429,746)	(1,123)
Proceeds from sale of marketable securities	2,753,968	0	9,302	24

Net Cash used in Investing Activities	(3,219,731)	(7,700,204)	(7,839,898)	(20,479)

Cash Flows from Financing Activities:
Net change in short-term borrowings	47	5,121,132	3,050,000	7,967
Repayment of long-term debt	(241,958)	(460,181)	(451,968)	(1,181)
Repayment of Senior Notes	(2,592,535)	(5,322,162)	0	0
Gain from Senior Notes repayment	(174,183)	(298,568)	0	0
Dividends paid	(1,189,836)	0	0	0

Net Cash from (used) in Financing Activities	(4,198,465)	(959,779)	2,598,032	6,786

Effect of exchange rates changes on cash	(149,218)	27,085	(48,716)	(128)

Net increase (decrease) in cash and cash equivalents	(3,609,038)	(2,926,871)	(209,839)	(548)
Cash and cash equivalents at beginning of year	7,710,536	4,101,498	1,174,627	3,068

Cash and cash equivalents at year-end	4,101,498	1,174,627	964,788	2,520

Supplemental disclosures of Cash Flow Information:
Cash paid for:
— interest, net of amounts capitalized	3,301,406	3,715,020	3,745,140	9,783
— income taxes	562,153	346,090	878,700	2,295

        Exchange rate used for the convenience translation of the December 31, 2001 drachma amounts: GRD 382.82 to U.S.$ 1.00

The accompanying notes are an integral part of these statements.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31 1999, 2000 AND 2001

(Amounts in all tables and notes are presented in thousands of Greek Drachmae unless otherwise stated)

BUSINESS INFORMATION:

        Fage Dairy Industry S.A., a corporation organized under the laws of the Hellenic Republic (also known as Greece), is the successor to a business founded in Athens in 1926 by the family of Mr. Athanassios Filippou, the father of the current shareholders, Messrs. Ioannis and Kyriakos Filippou. References to the "Company" or "Fage" include, unless the content requires otherwise, Fage Dairy Industry S.A. and its consolidated subsidiaries.

        Fage is the second largest Greek food company based on net 2001 sales. Through its extensive distribution network, the Company sells a wide range of branded dairy products, including yogurt and dairy desserts, milk and milk cream and cheese. These products are sold under the FAGE® trademark, which is one of the most recognized in Greece.

        No single customer accounted for more than 10% of the consolidated net sales during the years ended December 31, 1999, 2000 or 2001.

1.    SIGNIFICANT ACCOUNTING POLICIES:

  a)
  Principles of Consolidation: The accompanying consolidated financial statements of the Company include the accounts of Fage S.A. and its majority owned subsidiaries Pindos S.A. (99.984%), Foods Hellas S.A. (99.38%), Voras S.A. (75.5%), Xylouris S.A. (51%), Ellenica S.r.l. (88.87%), Tamyna S.A. (99.996%), Agroktima Agios Ioannis S.A. (99.996%), Iliator S.A. (97%), Fage USA Corp. (100%) and Zagas S.A. (98%). All material intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

    The Company's investment in unconsolidated (20%-50%) owned companies is accounted for using the equity method. Under this method the investment is carried at cost, plus or minus the Company's equity in all increases and decreases in the investee's net assets after the date of acquisition. All material intercompany unrealized gains and losses have been revised from investee's net assets.

    Investments of less than 20% ownership are accounted for at cost.

  b)
  Basis of Financial Statements: The Company maintains its accounting records and publishes its statutory financial statements following Greek tax and corporate regulations and has made certain out-of-book memorandum adjustments to these records to present the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles.

  c)
  Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  d)
  Foreign Currency Translation: The Company's functional currency is the Greek Drachma. Transactions involving other currencies are converted into Greek Drachmae using the exchange rates, which are in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency remeasurements are reflected in the accompanying consolidated statements of income.

    Of the foreign exchange gains (losses), net, shown in the accompanying consolidated statements of income, losses of GRD 5,654,721, GRD 2,961,451 and GRD 1,760,129 for 1999, 2000 and 2001, respectively, relate to year-end remeasurement. Included in foreign exchange gains (losses), net, for 1999, 2000 and 2001 are amounts of GRD (4,950,353), GRD (3,318,369) and GRD (1,844,681), respectively, relating to unrealized foreign exchange gains (losses) of Senior Notes referred to in Note 13.

    The functional currency of the Company's owned subsidiaries Ellenica S.r.l. and Fage USA Corp. is the Italian Lira and the U.S. Dollar, respectively. Accordingly, monetary assets and liabilities recorded in these currencies are translated at the exchange rates between the Italian Lira and the U.S. Dollar, respectively and the Greek Drachmae on the balance sheet date. Revenues and expenses are translated at the weighted average rates of exchange prevailing during the year. The resulting translation adjustments were not material.

  e)
  Product Development Costs: Product development costs are expensed as incurred.

  f)
  Advertising Costs: All advertising costs are expensed as incurred and included in selling, general and administrative expenses in the consolidated statement of income. Advertising costs for the years 1999, 2000 and 2001 were GRD 5,117,878, GRD 5,836,977 and GRD 5,888,463 respectively.

  g)
  Borrowing Costs: The expenses in connection with the issuance and distribution of the Senior Notes issued on February 11, 1997, (see Note 13), including underwriting commissions, were capitalized as deferred charges and are being amortized on a straight-line basis over the term of the Senior Notes. Amortization for 1999, 2000 and 2001 totaled GRD 113,619 for each of the above years and is included in interest expense in the accompanying 1999, 2000 and 2001 consolidated statements of income.

  h)
  Impairment of long-lived Assets: The US Financial Accounting Standard Board issued SFAS 121 "Accounting for Impairment of Long-lived Assets and Long-lived Assets to be Disposed of", which requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the assets is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. The review of the carrying amount in connection with the estimated recoverable amount for the goodwill included in the December 31, 2000 and 2001 consolidated balance sheets, indicated that such goodwill has suffered a permanent impairment, as further discussed in Note (i) below.

  i)
  Goodwill: The excess of purchase price over net tangible assets of businesses acquired (subsidiaries and affiliates) is amortized on a straight-line basis over periods not exceeding 20 years. The Company periodically evaluates goodwill for impairment. In completing this evaluation, the Company compares its best estimate of future undiscounted cash flows excluding interest costs, with the carrying value of goodwill. In 2000 and 2001, the review of the Company's management as to carrying amounts of the goodwill that arose from investments in subsidiaries in connection with their expected recoverable amount and the estimated undiscounted cash flows from future operations indicated that the carrying amount of goodwill exceeded its expected recoverable amount (see Note 10).

  j)
  Property, Plant and Equipment: Property, plant and equipment are stated at cost, net of subsidies provided by the Greek State, plus interest costs incurred during periods of construction based upon the weighted average borrowing rate. Repairs and maintenance are expensed as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying consolidated statements of income. For statutory reporting purposes, the Company was obliged to revalue its property, plant and equipment at various dates following the provisions of the respective mandatory tax laws. These revaluations have been reversed in the accompanying consolidated financial statements, after giving effect to the related deferred income taxes. The reversal of the net revaluation gains is reflected as a separate component of shareholders' equity.

  k)
  Depreciation: Depreciation is computed based on the straight-line method at rates which approximate average economic useful lives.

    The rates used are as follow:

Classification	Annual Rates
Buildings	3%
Machinery and equipment	7%
Transportation equipment	12%-15%
Furniture and fixtures	15%
  l)
  Inventories: Inventories are stated at the lower of cost or market value. Cost includes all costs incurred in bringing inventories to their current location and state of manufacture and comprises raw materials, labor an applicable amount of production overhead and packaging. Costs of raw materials and finished goods are determined based on a first-in, first-out basis.

  m)
  Marketable Securities: The Company has investments in equity securities which are traded on the Athens Stock Exchange. These investments have been classified as available for sale and are carried at their fair market value with the unrealized holding gains and losses reflected under Other Comprehensive Income in Shareholders' Equity. As the significant downturn in the Athens Stock Exchange during fiscal year 2000 was judged to be other than temporary, the unrealized loss at December 31, 2000, was accounted for as a realized loss and is included in other income (expenses), net in the accompanying 2000 consolidated statement of income, rather than a separate component in shareholders' equity.

  n)
  Revenue Recognition: Sales are recognized when products are delivered to customers. Provisions are recorded for the estimated amount of returns expected, based on historical experience and the shelf life of products in customers inventory.

  o)
  Cash and Cash Equivalents: For purposes of the consolidated statements of cash flows, the Company considers time deposits and certificates of deposits with original maturities of three months or less to be cash equivalents.

  p)
  Reserve for Staff Retirement Indemnities: As more fully discussed in Note 16, the reserve for staff retirement indemnities is provided for on an accrual basis, based on an independent actuarial study.

  q)
  Income Taxes: Income taxes have been accounted for using the liability method in accordance with SFAS No. 109 "Accounting for Income Taxes". Deferred income taxes have been provided for the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities using rates in effect during the years the differences are expected to reverse. Valuation allowances are recorded to reduce tax assets when it is more likely not that a tax benefit will not be realized.

  r)
  Concentrations of Credit Risks: Concentrations of credit risks are limited with respect to receivables due to the large number of customers comprising the Company's customer base. At December 31, 2001 and 2000, approximately GRD 2,105 million and GRD 1,926 million, respectively (9.5% and 9.7% of net accounts receivable, respectively) was due from a group of supermarkets under common control. The Company generally does not require collateral or other security to support customer receivables.

  s)
  Accounts Receivable Credit and Collection: The Company has established criteria for granting credits to customers, which are generally based upon the size of the customer's operations and consideration of relevant financial data. Business is generally conducted with such customers under normal terms with collection expected within sixty days after shipment. At each reporting period/date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. The balance of such allowance for doubtful accounts is appropriately adjusted by recording a charge to the statement of income of the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. It is the Company's policy not to write-off an account until all possible legal action has been exhausted. During 1999 and 2000 deliquent accounts were written-off against the existing allowance for doubtful accounts of GRD 15,142 and GRD 421,139, respectively (see also Note 4). During 2001, no delinquent accounts were written-off.

  t)
  Earnings per Share: Basic and dilutive earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. There were no diluted securities outstanding during any of the years presented.

  u)
  Segment Reporting: SFAS No. 131, "Disclosures about Segments of an Enterprise and related information "has been issued and is effective for the year ended December 31, 1998. SFAS No. 131 requires certain disclosures about business segments of an enterprise if applicable. The Company produces dairy products and operates primarily in Greece. Due to the nature of the producers and the manner in which they are marketed to customers, the chief operating decision makers operate and manage the business as one business segment. Accordingly, no operating results by individual or group of products are produced and neither are the Company's assets and liabilities analyzed into the various product groups. Certain information maintained for sales exported to Western European countries is included in Note 20 below.

  v)
  SFAS No. 133: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as amended by SFAS No. 138, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. During fiscal year 2000 and 2001, the Company did not engage in any transaction with derivative instruments or had any hedging activities.

  w)
  Recent Accounting Pronouncements: During 2001, the Financial Accounting Standards Board ("FASB") has issued four SFAS's,which are summarized as follows:

  (i)
  SFAS No. 141, "Business Combinations", relates to financial accounting and reporting for business combinations and is effective for all business combinations initiated after June 30, 2001 and business combinations completed July 1, 2001 and later. It states that all business combinations included within the scope of the statement should be accounted for using the purchase method. The Company has no pending business combinations, which would be affected by the statement, but any future business combinations that are contemplated would need to take account of the requirements of the statement.

  (ii)
  SFAS No. 142, "Goodwill and Other Intangible Assets", establishes new standards for accounting for goodwill and other intangible assets. The statement does require that goodwill and indefinite lived intangible assets no longer be amortized, but reviewed annually for impairment and is effective for financial statements issued for fiscal years beginning after December 15, 2001. Had the Company applied SFAS No. 142 on January 1, 2001, the Company would not have recorded amortization of GRD 286,323 related to goodwill.

  (iii)
  SFAS No. 143, "Accounting for Asset Retirement Obligations", relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not determined the impact, if any, that the adoption of this statement will have on the Company's results of operation or financial position.

  (iv)
  SFAS No 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The statement requires that those long-lived assets be measured at the lower of carrying amount of fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has not determined the impact, if any, that the adoption of this statement will have on the Company's results of operation or financial position.

  (x)
  Presentation Changes: Certain reclassifications have been made to the 1999 and 2000 financial statements to conform to the presentation in the 2001 financial statements.

2.    TRANSLATIONS OF GREEK DRACHMAE AMOUNTS INTO U.S. DOLLARS:

        The consolidated financial statements are stated in Greek Drachmae. The translations of the Greek Drachmae amounts into U.S. Dollars at the rate of GRD 382.82 to U.S. $1.00 are included solely for the convenience of the reader. This convenience exchange rate is computed based on the noon buying rate in New York City for cable transfers in EUROS, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001, which was EURO 0.8901 to U.S.$1.00, and the fixed exchange rate of GRD 340.75 to EURO 1.00. The convenience translations should not be construed as representations that the Greek Drachmae amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

3.    MARKETABLE SECURITIES:

        Equity securities at December 31, 2000 and 2001, include: (a) GRD 190,466 and GRD 627,543, respectively, representing the market value of 82,350 preferred and 9 common shares as at December 31, 2000 and 139,141 preferred and 210,719 common shares as at December 31, 2001 of Vis S.A. (a related company—Note 5) representing approximately 1.7% and 7.0% at the respective dates, of the authorized, issued and outstanding shares as of those dates, and (b) GRD 583,341 and GRD 480,345 representing the market value of 300,000 shares, of Hellenic Biscuit Company (a related company) representing approximately 0.9% on both dates of Hellenic Biscuit Company's authorized, issued and outstanding shares.

        The above-mentioned investments have been classified as available for sale and are carried at their fair market value with the difference in the market values reflected in shareholders' equity. At December 31, 2000 and 2001, the cost of these investments in equity securities was GRD 3,796,009 and GRD 1,195,070, respectively.

        Proceeds from the sale of equity securities of above companies for 1999 and 2001, totaled GRD 2,753,968 and GRD 9,302, respectively, while the resulting gross gains recognized in the consolidated statements of income totaled GRD 2,197,733 and GRD 819 for 1999 and 2001, respectively. There were no sales of equity securities in 2000.

        The change in net unrealized holding gain (loss) on available for sale equity securities totaled GRD 376,448 in 1999, GRD (2,577,802) in 2000 and GRD (87,182) in 2001.

        As the significant downturn in the Athens Stock Exchange during fiscal year 2000 was judged to be other than temporary, the unrealized loss at December 31, 2000, was accounted for as a realized loss and is included in other income (expenses), net in the accompanying 2000 consolidated statement of income, rather than other separate component in shareholders' equity. During fiscal year 2001, the Athens Stock Exchange did not experience a similar downturn effect as that of fiscal year 2000.

4.    ACCOUNTS RECEIVABLE:

        Accounts receivable are analyzed as follows:

	2000	2001
Trade:
—In Greek Drachmae	15,634,839	18,399,688
—In foreign currencies	2,304,912	2,445,795

	17,939,751	20,845,483
—Less: allowance for doubtful accounts	(982,450)	(1,055,485)

	16,957,301	19,789,998

Other:
—Value added tax	528,634	883,934
—Prepayments	569,041	64,809
—Custom brokers	39,985	43,722
—Advances from suppliers	62,778	77,424
—Various debtors	1,881,521	2,578,066

	3,081,959	3,647,955
—Less: allowance for doubtful accounts	(1,205,244)	(1,313,108)

	1,876,715	2,334,847

	18,834,016	22,124,845

        The movement of the allowance for doubtful accounts during the years ended December 31, 1999, 2000 and 2001, was as follows:

	Trade	Other	Total
Balance at December 31, 1998	748,471	771,441	1,519,912
Charge for 1999	129,335	53,840	183,175
Used in 1999	(15,142)	—	(15,142)

Balance at December 31, 1999	862,664	825,281	1,687,945
Balance from newly acquired subsidiary	—	330,000	330,000
Charge for 2000	205,288	385,600	590,888
Used in 2000	(85,502)	(335,637)	(421,139)

Balance at December 31, 2000	982,450	1,205,244	2,187,694
Charge for 2001	73,035	107,864	180,899

Balance at December 31, 2001	1,055,485	1,313,108	2,368,593

The Company, during 1999 and 2000, wrote-off amounts of GRD 15,142 and GRD 421,139, respectively, of accounts receivable and other debtors against the existing allowance as all possible legal action was exhausted. There was no write-off of accounts receivable during 2001.

        It is the Company's policy to attach liens against the property of most of its delinquent customers. Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized.

5.    DUE FROM (TO) RELATED COMPANIES:

        Fage purchases goods and services from and makes sales of goods to certain related companies in the ordinary course of business. Such related companies consist of affiliates or companies, which have common ownership and/or management with Fage. The Company believes that in each case the terms of such transactions are comparable to those that would be attainable by the Company in the ordinary course of business from unaffiliated third parties under similar circumstances.

        Account balances with related companies are as follows:

	2000	2001
Due from:
—Ioannis Nikolou ULP	350,478	427,158
—Bizios SA	—	45,653
—Sideris & Co	125,051	125,051

	475,529	597,862

Due to:
—Evga S.A.	148,857	125,246
—Mornos S.A.	537,686	571,576
—Aspect S.A.	434,917	445,974
—Vis S.A.	150,979	197,819
—Vihep S.A.	95,163	114,376
—Palace S.A.	35,400	78,470
—Iofil S.A.	70,800	27,300
—Bizios S.A. (Note 7)	82,223	—

	1,556,025	1,560,761

        Transactions with related companies for 1999, 2000 and 2001 are analyzed as follows:

	Purchases from related parties			Sales to related parties
	1999	2000	2001	1999	2000	2001
Inventories, materials and supplies	11,652,509	11,186,599	11,454,941	1,439,929	1,833,899	1,718,453
Advertising and media	3,781,044	4,584,602	4,847,821	—	—	—
Commercial services	782,385	817,159	945,385	—	—	—

	16,215,938	16,588,360	17,248,147	1,439,929	1,833,899	1,718,453

        Purchases of inventories, materials and supplies, represent approximately 21%, 18% and 19% of Fage's total purchases for 1999, 2000 and 2001, respectively.

        Advertising, media buying and commercial services represent approximately 89%, 93% and 85% of Fage's total advertising costs for 1999, 2000 and 2001, respectively.

        Mornos.    The Company purchases plastic yogurt tubs, aluminum yogurt tub tops and other packaging products from Mornos. Mr. Kyriakos Filippou, members of his family and companies controlled by them own 100% of Mornos. Mr. Kyriakos Filippou is the Chairman of the Board of

Mornos. The Company's purchases from Mornos totaled GRD 4,517 million, GRD 5,145 million and GRD 5,902 million for 1999, 2000 and 2001, respectively.

        Vis.    The Company purchases corrugated boxes from Vis, a public company that is listed on The Athens Stock Exchange. Mr. Ioannis Filippou, members of his family and a company owned by them own 59.3% of Vis and Fage owns 7.0%. Mr. Ioannis Filippou is Chairman and Mr. Athanassios Filippou Vice Chairman of the Board of Vis. The Company's purchases from Vis totaled GRD 1,448 million, GRD 1,325 million and GRD 1,583 million for 1999, 2000 and 2001, respectively.

        Vihep.    The Company purchases sugar, cocoa and various other ingredients from Vihep. Mr. Dimitrios Anagnostou, the brother-in-law of Mr. Kyriakos Filippou, owns 55%, and a company owned by Mr. Kyriakos Filippou and members of his family owns 20% of Vihep. The Company's purchases from Vihep totaled GRD 940 million, GRD 940 million and GRD 944 million for 1999, 2000 and 2001, respectively.

        Evga.    Evga, which is 100% owned by Mr. Kyriakos Filippou, members of his family and a company owned by them, produces fresh and UHT fruit juices and ice cream which are sold to the Company (for 1999, sales have been through Myrtos). Mr. Kyriakos Filippou is Chairman of the Board of Evga and Mr. Athanassios-Kyros Filippou is its Chief Executive Officer. The Company is the exclusive distributor of Evga's fresh fruit juices in Greece. These products, which bear the EVGA® trademark, are purchased by the Company from Evga at a negotiated discounted price and are sold to retailers at a mark-up. Evga retains responsibility for all marketing, advertising and promotion costs. The Company's purchases from Evga totaled GRD 203 million, GRD 2,219 million and GRD 2,508 million for 1999, 2000 and 2001, respectively. In addition, from time to time, the Company sells to Evga various raw materials for its products. The Company's sales to Evga totaled GRD 93 million, GRD 175 million and GRD 208 million for 1999, 2000 and 2001, respectively.

        Aspect.    Aspect is an advertising and media agency, associated with J. Galanakis Advertisements S.A. Iofil owns 70.6%, Mr. Ioannis Filippou and members of his family own 19.6% and J. Galanakis Advertisements S.A. owns 9.8%. Mr. Athanassios Filippou is the Chairman of the Board of Aspect. The Media Department of Aspect is engaged in planning, scheduling and buying time and space on television and radio and in publications for all companies controlled by the Filippou family and a number of other companies on a commission basis. In addition, Aspect's Creative and Client Service Departments are engaged in developing advertising and promotional campaigns for several of the Company's products and brands. When Aspect handles a product or brand advertising and/or promotion, it charges the Company an additional commission on the total campaign cost. Billings by Aspect to the Company totaled GRD 3,781 million, GRD 4,585 million and GRD 4,848 million for 1999, 2000 and 2001, respectively. Aspect's commissions out of the above were 4% for media planning, scheduling and buying and an additional 12% for handling advertising and promotional campaigns.

        Iofil.    Iofil is 100% owned by Mr. Ioannis Filippou and members of his family. Mr. Ioannis Filippou is Chairman and Mr. Athanassios Filippou is Vice Chairman of the Board of Iofil. Iofil is an industrial, commercial and services company and is also the controlling shareholder of Vis. Iofil provides corporate management services to the Company and other companies controlled by the Filippou family. Services rendered by Iofil to the Company totaled GRD 325 million, GRD 350 million and GRD 400 million for 1999, 2000 and 2001, respectively.

        Palace.    Palace is 100% owned by Mr. Kyriakos Filippou and a company owned by him and members of his family. Mr. Kyriakos Filippou is Chairman of the Board of Palace and Mr. Athanassios-

Kyros Filippou is a director. Palace is a services company and provides corporate management services to other companies controlled by the Filippou family. Pursuant to an agreement with the Company, continuing in 2002, Palace will provide the Company with the corporate management services. Services provided for 1999, 2000 and 2001 totaled GRD 325 million, GRD 340 million and GRD 463 million, respectively.

        Ioannis Nikolou ULP ("Ioannis Nikolou").    Mr. Ioannis Nikolou is the brother-in-law of Mr. Ioannis Filippou and is one of the Company's sales representatives. As such, he buys products from the Company at a discounted price and resells them at a marked-up price, with the difference being retained as his commission. The Company determines the discounts offered to and mark-ups charged by its sales representatives in a uniform manner. Purchases by Ioannis Nikolou from the Company totaled GRD 1,008 million, GRD 1,315 million and GRD 1,145 million for 1999, 2000 and 2001, respectively. Ioannis Nikolou derives a standard commission on resales of such purchased products.

        Bizios.    Bizios is a cheese company owned by Fage by 45%. Mr. Zissis Bizios and Mr. Nikos Bizios own equally the remaining 55% of the company. Fage, sells to Bizios milk and purchases mainly feta cheese. The Company's sales to Bizios totaled GRD 287 million, GRD 314 million and GRD 336 million for 1999, 2000 and 2001, respectively. The Company's purchases from Bizios totaled GRD 1,191 million, GRD 1,346 million and GRD 519 million for 1999, 2000 and 2001, respectively.

6.    INVENTORIES:

        Inventories are analyzed as follows:

	2000	2001
Merchandise	734,814	446,656
Finished and semi-finished products	2,311,275	3,025,586
Raw materials and supplies	2,090,813	2,501,808
Advance payments to suppliers for materials and supplies	2,178,739	2,156,694

	7,315,641	8,130,744

7.    INVESTMENTS IN AND ADVANCES TO AFFILIATES:

        The Company's investments are analyzed as follows:

	2000	2001
Equity participation:
-Tyras S.A.	371,450	377,941
-Bizios S.A.	742,262	639,043
-Packing Hellas Development S.A.	—	30,000

	1,113,712	1,046,984

Goodwill, net of amortization:
-Bizios S.A.	386,058	187,800

-Advances for future participation	560,100	—

	2,059,870	1,234,784

        As of December 31, 1999:

  (i)
  Tyras S.A. is a cheese producer, in which the Company has a 5.4% participation interest. The investment in Tyras is accounted for at cost.
  (ii)
  Tamyna S.A. is a 47% owned cheese producer accounted for under the equity method.
  (iii)
  Bizios S.A. is a 45% owned cheese producer accounted for under the equity method.
  (iv)
  Agroktima S.A. is a 33.24% owned entity accounted for under the equity method. It is controlled by one of the Company's shareholders and members of his family. It performs certain research and development projects on behalf of the Company relating to milk yields from ewes.

        During 2000 the Company made the following changes in its investments:

  (i)
  The Company participated in a share capital increase made by Bizios S.A. for an amount of GRD 121,500 without changing its participation interest.
  (ii)
  Tamyna S.A. and Agroktima S.A. are included in the accompanying 2000 consolidated financial statements for the first time (see Note 10). Furthermore, in July 2000 Fage paid GRD 560,100 which represents the increase of its participation interest in Tamyna S.A. by 26.93% in early 2001.

        During 2001 the Company made the following change in its investments:

  (ii)
  The Company participated in a share capital increase of Tyras S.A. for an amount of GRD 6,491 without changing its participation interest.
  (ii)
  The Company acquired 8.82% participation in Packing Items Development S.A. for an amount of GRD 30,000. This investment is accounted for at cost.

        The Company's investments in Tyras S.A., and Packing Items Development S.A., are accounted for at cost, while its investment in Bizios S.A. is accounted for under the equity method. In this respect, losses of GRD 58,809, GRD 68,036 and GRD 103,219 have been recognized in the accompanying 1999, 2000 and 2001 statements of income, respectively, and included in other income (expenses), net.

8.    OTHER NON-CURRENT ASSETS:

        Other non-current assets are analyzed as follows:

	2000	2001
Long-term notes receivable	195,197	277,197
Less: current maturities, included in trade accounts receivable	(114,766)	(129,421)

	80,431	147,776
Trademarks, net of amortization	21,455	29,696
Utility deposits	72,832	80,056
Other	17,699	17,133

	192,417	274,661

        The fair value of the long-term notes receivable approximates the above recorded values.

9.    PROPERTY, PLANT AND EQUIPMENT:

        Property, plant and equipment is stated at original cost, net of related Greek State subsidies of GRD 2,205,046 and GRD 2,403,394 in 2000 and 2001, respectively, plus interest costs incurred during periods of construction based upon the weighted average borrowing rate.

	2000	2001
Cost
-Land	1,145,818	1,345,462
-Buildings	10,597,051	11,288,274
-Machinery and equipment	24,154,030	26,240,151
-Transportation equipment	2,762,399	2,805,905
-Furniture and fixtures	3,923,881	4,063,741
-Construction in progress	1,646,749	1,466,299

	44,229,928	47,209,832

	2000	2001
Net Book Value
-Land	1,145,818	1,345,462
-Buildings	8,179,788	8,493,130
-Machinery and equipment	14,890,845	15,701,250
-Transportation equipment	55,785	48,353
-Furniture and fixtures	1,077,868	1,049,874
-Construction in progress	1,646,748	1,466,299

	26,996,852	28,104,368

        Depreciation expense for 1999, 2000 and 2001, amounted to GRD 2,527,156, GRD 2,553,006 and GRD 2,650,462, respectively. Depreciation expense was charged approximately 65% to cost of sales and approximately 35% to selling, general and administrative expenses. Interest costs capitalized during the years ended December 31, 1999, 2000 and 2001, totaled GRD 13,246, GRD 28,221 and GRD 28,331, respectively.

10.  GOODWILL

        The unamortized goodwill reflected in the accompanying consolidated balance sheets is analyzed as follows:

	2000	2001
Food Hellas S.A.	389,745	597,884
Pindos S.A.	244,440	127,501
Voras S.A.	878,733	—
Xylouris S.A.	274,658	256,765
Ellenica S.R.L.	67,162	61,565
Tamyna S.A.	200,760	475,147
Agroktima S.A.	48,538	45,683
Iliator S.A.	11,087	10,503
Zagas S.A.	—	700,145

	2,115,123	2,275,193

        Foods Hellas S.A.:    Foods Hellas is owned 99.38% by Fage and the balance of 0.62% is owned in equal shares by the two shareholders of Fage. Foods Hellas is a distribution company with a network that covers Northern Greece.

        Fage acquired its participating interest in Foods Hellas in three tranches. The first (46.9%) was acquired in 1990 for a consideration of GRD 400,000 from a third party who had previously acquired the shares from Fage's present shareholders. The second tranche (37.5%) was acquired in 1992 and the third tranche (14.98%) was acquired in 2001 from Fage's present shareholders. Effective January 1, 1998, the distribution network of Foods Hellas has been operated under the name of Fage.

        Pindos S.A.:    Fage acquired its participating interest of 97.48% in Pindos S.A. in six tranches (51% in 1993, 19.6% in 1994, 11.2% in 1997, 12.09% in 1998, 2.22% in 1999 and 1.37% in 2001) for a total consideration of GRD 2,848,460. Pindos S.A. is a cheese producer in Ioannina.

        In September 1999 Foods Hellas S.A. acquired a 3.89% interest in Pindos S.A. for an amount of GRD 150,000. During 2001, Fage increased its participation in Pindos S.A. by 1.37% through an increase in share capital of Pindos S.A. of GRD 900,000 in which Food Hellas did not participate and as a result, its interest in Pindos S.A. was reduced to 2.52%. Accordingly, at December 31, 2001, Fage's direct and indirect interest in Pindos S.A. amounts to 99.984%.

        Voras S.A.:    Fage acquired its participating interest 75.5% in Voras S.A. in three tranches (45% in September 1996, 25% in July 1997 and 5.5% in October 1998) for a total consideration of GRD 2,004,031. Voras S.A. is a milk producer in Amintaio.

        Xylouris S.A.:    Fage acquired its participating interest 51% in Xylouris S.A. in three tranches (35% in 1995, 12% in 1996 and 4% in October 1997) for a total consideration of GRD 478,500. Xylouris is a cheese producer in Crete.

        Ellenika S.R.L.:    Ellenika is a 88.87% owned Italian distribution company. Fage acquired its participating interest in Ellenika in 1993 for a consideration of GRD 155,594.

        Tamyna S.A.:    Fage acquired its participating interest 99.42% in Tamyna S.A. in four tranches (42.3% in 1996, 4.7% in 1997, 25.49% in 2000 and 26.93% in March 2001) for a total consideration of GRD 1,651.040. Additionally in 2000, Foods Hellas S.A. acquired a 0.576% interest in Tamyna S.A. for an amount of GRD 12,600. Therefore, Fage obtained an additional (indirect) 0.49% interest in Tamyna

S.A. and, as of December 31, 2001, holds 99.996% of the company's outstanding shares. Tamyna is a cheese producer in Aliveri.

        Agroktima S.A.:    Fage acquired its participating interest of 99.33% in Agroktima S.A. in two tranches (33.24% in 1998 and 66.09% in 2000) for a total consideration of GRD 535,862. Additionally in 2000, Foods Hellas S.A. acquired a 0.666% interest in Agroktima S.A. for an amount of GRD 4,201. Therefore, Fage obtained an additional (indirect) 0.57% interest in Agroktima S.A. and, as of December 31, 2001, holds 99.996% of the company's outstanding shares. Agroktima is an agricultural and farm development company.

        Iliator S.A.:    The Company participated in a share capital increase of Iliator, for an amount of GRD 19,900 and obtained a participation interest of 97%. Iliator S.A. is a construction company.

        Fage USA Corp.:    During 2000, Fage S.A. established a distribution company in U.S.A. under the name of Fage USA, Corp. Fage S.A. owns 100% of the company, which has been capitalized for an amount of GRD 55,321 in equity.

        Zagas S.A.:    Zagas S.A. is a cheese producer in Agrinio. Fage acquired its participating interest 98% on January 19, 2001, for a consideration of GRD 1,029,000. Additionally in 2001 Foods Hellas S.A. acquired a 2% interest in Zagas S.A. for an amount of GRD 21,000. Therefore, Fage obtained an additional (indirect) 1.988% interest in Zagas S.A. and, as of December 31, 2001, holds 99.988% of the company's outstanding shares. The results of this investment have been included in the Company's consolidated results of operations from the date of acquisition. The purchase of Zagas S.A. was accounted for under the purchase method of accounting.

        If the Company had acquired the 98% of Zagas S.A. in January 1, 2000, the Company's proforma sales and net income for the years 2000 and 2001 would have been as follows:

	2000	2001
Net Sales	91,379,442	100,326,633
Net income (loss) before income taxes and minority interests	(555,204)	1,907,999
Net income (loss)	(3,185,771)	116,428
Net income (loss) per share, basic and diluted	(454)	17

        In 2000 and 2001, the review of the Company's management as to carrying amounts of the goodwill that arose from investments in subsidiaries in connection with their expected recoverable amount and the estimated undiscounted cash flows from future operations indicated that the carrying amount of goodwill relating to subsidiaries operating in the "Feta" cheese sector, exceeded its expected recoverable amount. Accordingly the management decided to recognize an impairment loss GRD 450,760 and GRD 1,101,818 in 2000 and 2001, respectively, based upon a calculation of discounted expected cash flows, which is included in impairment loss in the accompanying 2000 and 2001 consolidated statements of income, respectively.

        The impairment loss recognized in fiscal year 2001 related to Pindos S.A. (GRD 90,522), Voras S.A. (GRD 824,587) and Tamyna S.A. (GRD 186,709) while that of 2000 related to Pindos S.A. (GRD 250,000) and Tamyna S.A. (GRD 200,760).

        The main reason for the impairment is mainly linked with the fact that the packaged cheese market in Greece is not developing in line with management's expectations. One of the main contributions to this fact is the European Court ruling against the validity of legislation protecting Feta cheese, the main product of the majority of the Company's subsidiaries, which had an adverse impact on the Company's estimates of future turnover of "Feta" cheese.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 1999, 2000 AND 2001

11. SHORT-TERM BORROWINGS:

          Short-term borrowings are draw-downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit was GRD 10,000,000 and GRD 17,000,000 at December 31, 2000 and 2001, respectively, of which approximately GRD 2,539,678 GRD 6,472,414 were unused as of the above dates. Draw-downs of USD 14.1 million or GRD 5.1 billion were made in fiscal year 2000 from these lines of credit, the proceeds of which were used to repurchase Senior Notes with an aggregate face amount of USD 17.4 million (see Note 13). Against the above amount Fage S.A. held as of December 31, 2000 and 2001, respectively, in a restricted cash account, an amount of GRD 2,805,302 and GRD 5,212,833, respectively, including interest earned through that date. This restricted cash will be released after the payment of the short-term borrowings.

  Short-term borrowings are denominated in Greek Drachma, Japanese Yen and U.S. Dollars and are secured by the corporate guarantee of Fage Dairy Industry S.A.

  The weighted average interest rates on short-term borrowings as of December 31, 2000 and 2001, were as follows:

	2000	2001
Currency
Greek Drachma	—	6.44%
Japanese Yen	1.54%	2.66%
U.S. Dollar	7.62%	6.10%

          Interest on short-term borrowings for 1999, 2000 and 2001, totaled GRD 23,950, GRD 94,764 and GRD 539,516, respectively, and is included in interest expense in the accompanying consolidated statements of income.

12. LONG-TERM DEBT:

        Long-term debt consists of:

		2000	2001
(a)	Senior Notes, due 2007 issued on February 11, 1997. Interest on the Notes is paid semi-annually in February and August, commencing August 1, 1997, at the rate of 9% per annum. The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after February 1, 2002 (see Note 13).	33,337,543	35,275,018
(b)	Long-term loan obtained by Voras S.A. in July 1997 (JPY 248 million) due in seven semi-annual installments, commencing July 31, 1999 (two years grace period) through July 2002, bearing interest at a rate equal to LIBOR plus 2.10% (2.23% at December 31, 2001).	451,638	209,352
(c)	Long-term loan obtained by Voras S.A. in July 1997 (EUROS 1.95 million changed in JPY 250.2 million in February 1999) due in seven semi-annual installments, commencing July 31, 1999 (two years grace period) through July 2002, bearing interest at a rate equal to LIBOR plus 2.10% (2.23% at December 31, 2001).	455,617	211,197

		34,244,798	35,695,567
Less:	Current portion of Voras S.A.'s long-term debt	(453,628)	(420,549)

		33,791,170	35,275,018

        The fair value of the Company's long-term debt under (b) and (c) above approximates the above-recorded values, generally due to their variable market rates. The fair value of the Company Senior Notes at December 31, 2001, approximates GRD 33.2 billion.

        The effective interest rates of the long-term loans under (b) and (c) above were 3.29% and 2.46% for 2000 and 2.46% for 2001.

        Interest expense (excluding Senior Notes interest expense disclosed in Note 13) for 1999, 2000 and 2001, totaled GRD 56,997, GRD 36,716 and GRD 19,410, respectively, and is included in interest expense in the accompanying consolidated statements of income.

        The annual principal payments required to be made subsequent to December 31, 2001 are as follows:

Year	Amount
2002	420,549
2007	35,275,018

35,695,567

13. SENIOR NOTES DUE 2007:

        In February 1997, the Company completed the issuance of debt securities (Senior Notes) in the United States. The net proceeds of the offering of U.S.$ 114.6 million were used to repay outstanding obligations and for general working capital.

        The Senior Notes issued at an aggregate face amount of U.S.$ 120 million, with maturity date on February 1, 2007, bear interest at a rate of 9% per annum, payable semi-annually on each February 1, and August 1, and commenced on August 1, 1997. The Senior Notes are redeemable in whole or in part, at the option of the Company at any time on or after February 1, 2002.

        During 1999 and 2000 the Company repurchased in privately negotiated transactions Senior Notes with an aggregate face amount of U.S. $27.4 million. The repurchased Senior Notes have been canceled.

        The gains incurred from the repurchase of the Senior Notes in 1999 and 2000 amounted to GRD 174,183 and GRD 298,568, respectively and are included in other income (expenses), net in the accompanying 1999 and 2000 statements of income.

        Interest expense (including amortization of deferred charges) for 1999, 2000 and 2001 totaled GRD 3,484,340, GRD 3,702,477 and GRD 3,425,501, respectively and is included in interest expense in the accompanying consolidated statements of income.

        The indebtedness evidenced by the Notes constitutes general unsecured senior obligation of Fage Dairy Industry S.A. and ranks pari passu in right of payment with all other senior indebtedness and will rank senior in right of payment to all subordinated indebtedness of Fage Dairy Industry S.A.

        The Senior Notes Indenture contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by Fage and its subsidiaries and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of Fage and its subsidiaries to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. The Company is in compliance with the terms of the Indenture.

14. INCOME TAXES:

        According to the tax law, companies with registered shares not listed on the Athens Stock Exchange were subject to income taxes, at a rate of 40% on their taxable profits (distributed or not). During fiscal year 2000, the corporate tax rate for fiscal year 2001 was reduced from 40% to 37.5% for non-listed companies with bearer shares and for fiscal year 2002, it will be further reduced to 35%.

        The provision for income taxes reflected in the accompanying consolidated statements of income is analyzed as follows:

	1999	2000	2001
Income taxes current	157,490	248,864	1,002,454
Deferred income taxes	505,962	(275,959)	793,471

Total provision for income taxes	663,452	(27,095)	1,795,925

        The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate to pretax income is summarized as follows:

	1999	2000	2001
• Tax provision at the statutory rate	503,480	(1,292,580)	715,500
• Additional tax assessments	—	—	373,842
• Effects of non-taxable income and expenses not deductible for tax purposes	159,972	1,393,260	706,583
• Effect of change in statutory tax rate from 40% to 37.5% and 35%	—	(127,775)	—

• Provision for income taxes	663,452	(27,095)	1,795,925

        Greek tax laws and related regulations are subject to interpretations by the tax authorities.

        During 2001, the tax authorities completed the tax audit for 1995 - 1999, which resulted in an assessment of additional taxes of GRD 1,365,028. The amount of GRD 991,186 was off-set against the liability established in prior years, while the remaining balance of GRD 373,842 is included in provision for income taxes in the 2001 accompanying consolidated statement of income.

        Pending the tax examination of the years 2000 through 2001, the Company, based upon previous years' tax examinations and past interpretations of the tax laws, believes they have provided adequate provisions for probable future tax assessments.

        The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets at December 31, 2000 and 2001, are summarized below:

	2000	2001
Deferred tax liabilities
– Property, plant and equipment	2,229,011	2,499,424
– Tax free reserves	1,243,320	1,345,615
– Revaluation surplus	911,782	911,782
– Subsidies	464,787	392,473
– Miscellaneous	187,458	146,662
– Other assets	149,923	263,081

Deferred tax liability	5,186,281	5,559,037
Deferred tax assets
– Property, plant and equipment	(2,156,644)	(2,029,894)
– Deferred costs	(2,337,423)	(1,927,554)
– Accounts receivable	(599,226)	(563,820)
– Staff retirement indemnities	(131,008)	(142,951)
– Subsidiary tax loss carry forwards	(676,136)	(759,254)

Gross Deferred tax asset	(5,900,437)	(5,423,473)
Less: Valuation allowance	2,177,283	2,121,032

Deferred tax asset	(3,723,154)	(3,302,441)
Net deferred tax liability	1,463,127	2,256,596

        The classification of deferred income taxes in the accompanying consolidated balance sheets is as follows:

	2000	2001
Net current deferred tax (asset) / liability	(260,473)	369,003

Net non-current deferred tax liability	1,723,600	1,887,593

15. OTHER CURRENT LIABILITIES:

        The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

	2000	2001
Taxes withheld:
Payroll	131,980	129,875
Third parties	80,859	84,623
Milk producers	102,775	16,660
Other	62,179	124,155

	377,793	355,313

Advances from customers	117,298	106,440

Accrued interest	1,279,251	1,394,694
Social security funds payable	395,513	393,025
Accrued and other liabilities	894,025	588,201

	2,568,789	2,375,920

TOTAL	3,063,880	2,837,673

16. PENSION AND STAFF RETIREMENT INDEMNITIES:

  a)
  State Pension: The Company's employees are covered by one of several Greek State sponsored pension funds. Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension fund is responsible for paying the employees retirement benefits. As such, the Company has no legal or constructive obligation to pay future benefits under this plan. The Company's contributions to the pension funds for the years ended December 31, 1999, 2000 and 2001, have been recorded to expenses and were GRD 820,515, GRD 822,986 and GRD 839,528 respectively.

  b)
  Staff Retirement Indemnities: Under Greek labor law, employees and workers are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's or worker's compensation, length of service and manner of termination (dismissed or retired). Employees or workers who resign or are dismissed with cause are not entitled to termination payments. The indemnity payable in case of retirement is equal to 40% of the amount which would be payable upon dismissal without cause.

  The provisions and liability for such retirement benefits have been accounted for in the accompanying consolidated financial statements in accordance with SFAS 87 and 132 and are based on an independent actuarial study. These retirement benefits are funded at the time that individuals retire from the Company.

  The components of the retirement indemnity expense recognized by the Company in accordance with SFAS 132 are as follows:

	1999	2000	2001
Service cost	39,569	39,018	41,104
Interest cost	24,570	26,594	26,590
Net amortization	534	909	1,484
Additional pension charge	77,200	125,808	132,340

	141,873	192,329	201,518

        The following is a reconciliation of the projected benefit obligation to the liability recorded for retirement indemnities in accordance with SFAS 132:

	1999	2000	2001
Projected benefit obligation at beginning of year	361,884	421,711	455,789
Service cost	39,569	39,018	41,104
Interest cost	24,570	26,594	26,590
Actuarial (gain) loss	92,724	143,573	196,494
Total benefits paid	(97,036)	(175,107)	(167,395)

Projected benefit obligation at end of year	421,711	455,789	552,582
Unrecognized net actuarial loss	(64,625)	(81,481)	(144,151)

Accrual benefit cost	357,086	374,308	408,431

        The assumptions underlying the actuarial valuation of staff retirement indemnities are:

	1999	2000	2001
Discount rate	6.5%	6.0%	6.0%
Assumed rate of increase in future compensation levels	4.5%	4.0%	4.5%
Increase in consumer price index	2.5%	2.0%	2.5%

17.  SHARE CAPITAL:

        At December 31, 2000 and 2001, the Company's share capital consisted of 7,010,000 common, registered shares of GRD 1,000 par value each.

        The Company's shareholders are Mr. Ioannis Filippou and Mr. Kyriakos Filippou, each of whom owns directly 50% of the Company's outstanding shares.

        The amount of share capital at December 31, 2000 and 2001, includes GRD 5,026,390, which represents gains resulting from the revaluation of fixed assets which has been capitalized according to the provisions of the respective laws (Note 1(j)).

        The Company's charter requires a vote of 90% for any sale or transfer of any amount of capital shares to be effected.

18.  LEGAL, TAX FREE AND EXTRAORDINARY RESERVES:

        Legal, tax free and extraordinary reserves are as follows:

	2000	2001
Legal reserve	522,171	541,093

Tax free reserves
-Law 1892/1990 (Art. 12)	3,301,933	3,594,205
-Reserve for non taxable income	213,491	213,491
-Reserves established under various Laws prior to 1978	35,310	35,310

	3,550,734	3,843,006

Extraordinary reserves
-Law 1892/1990 (Art. 23a)	2,266,124	2,266,124

	6,339,029	6,650,223

        Legal Reserve:    Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their statutory books to a legal reserve, until such reserve equals one-third of the outstanding share capital. The above reserve cannot be distributed during the existence of the Company.

  Tax Free Reserves:

  a)
  Under the provisions of Law 1892/1990 (Art. 12), corporations are allowed to provide tax free reserves equal to sixty percent of their pre-tax profits, as reflected in their statutory books, generated from manufacturing activities, after allowing for legal reserve, dividends and Board of Directors fees, but limited to sixty percent of the capital expenditures made in the respective year under this law. This incentive will expire on December 31, 2004. According to the Greek tax regulations, this reserve is exempt from income tax, provided it is not distributed to shareholders. Although the Company has no intention of distributing this reserve, as required by SFAS 109, it has provided for income tax that would be required in the event the reserve is distributed.

  b)
  Other tax free reserves have been recorded under Greek law and the Company has provided deferred income tax on such reserves on the same basis as (a) above.

        Extraordinary Reserves:    Under the provisions of Law 1892/1990 (Art. 23a) the Company submitted to the Greek State a business plan concerning the expansion and upgrading of certain production units, during the period from 1995 through 1997. The Company was obliged to record its own contribution as an extraordinary reserve out of each year's profits as reflected in the statutory books. The reserve can not be distributed for a period of ten years from the completion of the business plan.

19.  DIVIDENDS:

        Under Greek corporate law, companies are required each year to declare from their profits, dividends of at least 35% of after-tax profit, after allowing for legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. However, the Company can waive such dividend with the unanimous consent of its shareholders.

        Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed which are as follows:

  a)
  No dividends can be distributed to the shareholders as long as the Company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

  b)
  No dividends can be distributed to the shareholders as long as the unamortized balance of "Preoperating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

        At December 31, 1998, the Company proposed a dividend distribution of GRD 1,200,000. Such dividends were approved by the Shareholders at a meeting held on May 25, 1999.

        No dividends have been declared during 1999, 2000 and 2001.

20.  GEOGRAPHICAL AND EXPORT DATA:

        Net sales reflected in the accompanying consolidated statements of income are analyzed as follows:

	1999	2000	2001
Domestic sales	77,988,805	80,308,001	88,204,063
Exports primarily to Western Europe	8,302,909	10,692,421	12,122,570

	86,291,714	91,000,422	100,326,633

21.  EXPORT PROMOTION EXPENSES:

        To promote exports, the Government, under the provisions of various laws, permits companies to expense export promotion expenses on the following basis:

  •
  2.00% on export sales up to GRD 750 million;

  •
  1.00% on export sales from GRD 750 million to GRD 3 billion; and

  •
  0.50% on export sales over GRD 3 billion

all of which are deductible for tax purposes, without support. Such expenses for the years ended December 31, 1999, 2000 and 2001, amounted to GRD 60,586, GRD 71,890 and GRD 77,507, respectively, and were equally paid to the Company's shareholders as reimbursement for such expenditures incurred for export promotion. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of income.

22.  CONTINGENCIES:

        The Company is a party to various lawsuits and arbitration proceedings in the normal course of business with asserted claims totaling approximately GRD 984,000. According to the Company's management and its legal advisors, all of the lawsuits will be settled without any material adverse effect on the Company's consolidated financial position or results of operations.

        Furthermore, Fage S.A. has been appointed as an official sponsor of the Olympic games held in Athens in the year 2004. The future commitment under the sponsorship agreement amounts to approximately GRD 2.1 billion.

QuickLinks

TABLE OF CONTENTS
FORM 20-F
Introduction
Exchange Rate Information
PART I
  Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE
  Item 3: KEY INFORMATION
  Item 4: INFORMATION ON THE COMPANY
CONSOLIDATED SUBSIDIARIES
OTHER INTERESTS
  Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  Item 8: FINANCIAL INFORMATION
  Item 9: THE OFFER AND LISTING
  Item 10: ADDITIONAL INFORMATION
  Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
  Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
  Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  PART II
  Item 16: FINANCIAL STATEMENTS
  Item 17: FINANCIAL STATEMENTS AND EXHIBITS
  Item 18: FINANCIAL STATEMENTS
  Item 19: EXHIBITS
SIGNATURES
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND DECEMBER 31, 2001 (Amounts in 000's of Greek Drachmae and U.S. Dollars)
FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS—Continued AS OF DECEMBER 31, 2000 AND DECEMBER 31, 2001 (Amounts in 000's of Greek Drachmae and U.S. Dollars except per share data)
FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 2001 (Amounts in 000's of Greek Drachmae and U.S. Dollars, except per share data)
FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001 (Amounts in 000's of Greek Drachmae except per share data)
FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001 (Amounts in 000's of Greek Drachmae and U.S. Dollars)
FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31 1999, 2000 AND 2001 (Amounts in all tables and notes are presented in thousands of Greek Drachmae unless otherwise stated)
FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31 1999, 2000 AND 2001