Form 20-F
period 2002-12-31
FAGE DAIRY INDUSTRY SA
filed 2003-03-31
CIK 1037601

================================================================================

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

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

    / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE TRANSITION PERIOD FROM ________ TO ________


                         COMMISSION FILE NUMBER 333-6768

                            FAGE DAIRY INDUSTRY S.A.
             (Exact name of Registrant as specified in its charter)

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

                               -------------------

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

     $ 92,632,000 aggregate principal amount of 9% Senior Notes due 2007

                               -------------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     Capital:   9,610,400 shares as of December 31, 2002
     The issuer's common stock is privately held.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes /X/                         No  / /

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17  /X/                    Item 18  / /

                                TABLE OF CONTENTS
                                    FORM 20-F

                                                                                           Page
                Introduction                                                                (i)
     PART I

     Item 1     Identity of Directors, Senior Management and Advisers                 Not Applicable

     Item 2     Offers statistics and expected timetable                              Not Applicable

     Item 3     Key Information                                                              1

     Item 4     Information on the Company                                                   5

     Item 5     Operating and Financial Review and Prospects                                13

     Item 6     Directors, Senior Management and Employees                                  19

     Item 7     Major Shareholders and Related Party Transactions                           21

     Item 8     Financial Information                                                       23

     Item 9     The Offer and Listing                                                       24

     Item 10    Additional Information                                                      24

     Item 11    Quantitative and Qualitative Disclosure about Market Risk                   26

     Item 12    Descriptions of Securities other than Equity Securities               Not Applicable

     PART II

     Item 13    Defaults, Dividend Arrearages and Delinquencies                       Not Applicable

     Item 14    Material Modifications to the Rights of Security                      Not Applicable
                Holders and Use of Proceeds

     Item 15    Controls and Procedures                                                     26

     Item 16A   Audit Committee Financial Expert                                      Not Applicable

     Item 16B   Code of Ethics                                                       Not Applicable

     Item 16C   Principal Accountant Fees and Services                                Not Applicable


     PART III

     Item 17    Financial Statements                                                         *

     Item 18    Financial Statements and Exhibits                                           27

     Item 19    Exhibits                                                                    27

     Signatures                                                                             28

----------
* The Registrant has responded to Item 18 in lieu of responding to this Item.

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

     The Company's principal executive offices are located at 35, Hermou Street, 144 52 Metamorfossi, Athens (telephone 32-10-289-2555).

                            EXCHANGE RATE INFORMATION

     On January 1, 2002 the Company, commencer publishing its consolidated financial statements in Euros. For comparison purposes, results of previous years included in this annual report have also been stated in Euros based on the fixed exchange rate of GRD 340.75 to Euro 1.00. The translations of the Euro amounts into U.S. Dollars at the rate of US $ 1.0485 to Euro 1.00 are included solely for the convenience of the reader. This convenience exchange rate is computed based on the noon buying rate in New York City for cable transfers in Euros, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002, which was US $ 1.0485 to Euro 1.00. The convenience translations should not be construed as representations that the Euros amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

     The table below sets forth, for the years and dates indicated, certain information concerning the exchange rate for the drachma (converted to Euros), up to December 31, 2001, or the euro, for the year 2002, against the dollar based on the Noon Buying Rate.

                                               YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------
                                    1998      1999      2000      2001      2002
                                   ------    ------    ------    ------    ------
                                                 (DOLLARS PER EURO)
High...........................    1.0545    1.0348    0.8305    0.9535    1.0485
Low............................    1.2319    1.2355    1.0645    0.8370    0.8594
Average (1)....................    1.1507    1.1047    0.9284    0.8909    0.9495
Rate at year-end...............    1.2174    1.0392    0.9388    0.8901    1.0485

----------
(1) The average of the Noon Buing Rate on the last day of each month during the applicable period.

                                     PART I

ITEM 1 :       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

               NOT APPLICABLE

ITEM 2 :       OFFER STATISTICS AND EXPECTED TIMETABLE

               NOT APPLICABLE

ITEM   3 :     KEY INFORMATION

RISK FACTORS

     INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS REPORT. REFERENCES TO THE "COMPANY" OR "FAGE" REFER TO FAGE DAIRY INDUSTRY S.A. AND UNLESS THE CONTEXT OTHERWISE INDICATES, ITS CONSOLIDATED SUBSIDIARIES.

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE INDEBTEDNESS

     As of December 31, 2002, the Company's consolidated indebtedness was approximately EURO 93.2 million ($ 97.7 million) and the Company's shareholders' equity was approximately EURO 28.6 million ($ 30.0 million). In addition, subject to the restrictions in the Indenture (the "Indenture") pertaining the Company's 9% Senior Notes due 2007 (the "Senior Notes"), the Company may incur additional indebtedness from time to time. The degree to which the Company is leveraged could have important consequences to investors, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) the Company may be hindered in its ability to adjust rapidly to changing market conditions, and
(iv) the Company may be more vulnerable in the event of a downturn in general economic conditions or in its business. Any inability of the Company to service its indebtedness or obtain additional financing, as needed, would have a material adverse effect on the Company.

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

RISKS OF FOREIGN EXCHANGE RATE FLUCTUATION

     Substantially all of the Company's operations are conducted in Greece and, as a result, the Company's operating results will depend on the prevailing economic conditions in Greece. Furthermore, substantially all of the Company's revenues are in euros. The Senior Notes are denominated in dollars and require the Company to make all principal and interest payments in dollars. As a result, the Company may be subject to significant foreign exchange risks. The Company currently does not hedge against exchange rate fluctuations.

     The Company remeasures the euro equivalent of the dollar-denominated Senior Notes each quarter. To the extent the dollar has appreciated versus euro, which has usually been the case, the Company recognizes a foreign exchange loss. These non-cash losses have had an adverse effect on the Company's net income, and similar losses may occur in future periods.

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

     In recent years, the Company's results have been negatively impacted by certain events affecting certain of its agricultural raw materials. In 1999, the discovery of dioxin-contaminated cattlefeed in Belgium, a country from which the Company purchases certain milk products, adversely affected demand for dairy products in general. The outbreak in 2001 of foot and mouth disease in cattle and sheep throughout the European Union had a similar adverse affect on demand. Events such as these, which are out of the control of the Company, may continue to adversely affect the dairy industry in general, reducing demand and requiring the Company to expend additional funds for advertising in order to restore public confidence in its products.

INVESTMENT IN CHEESE SECTOR

     As part of its long-term strategy to expand the package cheese market, the Company has purchased interests in several small regional cheese producers, and the Company intends to continue this strategy. These investments are having an adverse impact on the Company's current results. For the years 2000, 2001 and 2002 management recognized an impairment loss with respect to these investments of EURO 2.5 million ($2.6 million), EURO 3.7 million ($ 3.9 million) and EURO
0.6 million ($ 0.6 million), respectively. The packaged cheese market in Greece has not developed in line with management's expectations. In addition, continued uncertainty regarding legal challenges to European Union legislation intended to protect "feta" cheese, an important product of the Company, has had an adverse impact on the Company's cheese operations. For further discussion of this, see "Information on the Company - Governmental Regulation - PDO Designation".

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

WAR IN IRAQ IMPLICATION

     Although the Company does not believe that the war in Iraq will have any material effect on its results and its financial condition in the forthcoming period, no assurance can be given as to this.

FINANCIAL STATEMENTS INCLUDED IN THIS REPORT WERE AUDITED BY ARTHUR ANDERSEN

     The financial statements included in this report for 2000 and 2001 were audited by Arthur Andersen and their report dated March 27, 2002 is included herein. The financial statements as of December 31, 2002 and for the year ending on such date have been audited by Ernst & Young. The ability of investors to assert claims against Arthur Andersen based on its report may be limited.

SELECTED FINANCIAL DATA

     The following table presents certain historical consolidated financial information of the Company for the dates and periods indicated and should be read in conjunction with "Operating and Financial Review and Prospects" and the Consolidated Financial Statements of the Company included elsewhere herein. The Company's Consolidated Financial Statements have bee n prepared in accordance with U.S. GAAP. The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations. For purposes of the annual report, certain out-of-book memorandum adjustments have been made to these records to prepare the Consolidated Financial Statements and other financial information included herein in accordance with U.S. GAAP. The information presented below as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 has been derived from audited consolidated financial statements of the Company not included herein.

                                                                                 YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------------------------------
                                                           1998         1999        2000         2001         2002       2002 (1)
                                                        -----------  ----------  -----------  ----------   ----------  ----------
                                                                    (IN MILLIONS EXCEPT PER SHARE DATA AND RATIO AMOUNTS)
Income Statement Data
     Net sales......................................    EUR   259.4  EUR  257.9  EUR   280.1  EUR  303.8   EUR  331.3  $    347.4
     Cost of sales..................................          166.2       168.1        184.6       195.3        207.3       217.4
                                                        -----------  ----------  -----------  ----------   ----------  ----------
     Gross profit...................................           93.2        89.8         95.5       108.5        124.0       130.0
     Selling, general and administrative
         expenses...................................           65.0        67.4         74.8        83.5         95.2        99.8
     Impairment loss (2)............................            0.0         0.0          2.5         3.7          0.0         0.0
                                                        -----------  ----------  -----------  ----------   ----------  ----------
     Income from operations.........................           28.2        22.3         18.2        21.3         28.8        30.2
     Interest expense...............................           10.1        10.5         11.3        11.7         10.5        11.0
     Foreign exchange losses (gains), net...........            3.2        15.6         10.9         5.2        (18.4)      (19.3)
     Losses on equity investee......................            0.2         0.2          0.2         0.3          1.2         1.3
     Other expenses (income), net...................           (1.1)       (7.7)         5.3        (1.5)        (1.3)       (1.4)
                                                        -----------  ----------  -----------  ----------   ----------  ----------
     Income (loss) before income taxes
        and minority interests......................           15.8         3.7         (9.5)        5.6         36.8        38.6
     Provision for income taxes.....................            6.8         2.0         (0.1)        5.3         14.9        15.6
                                                        -----------  ----------  -----------  ----------   ----------  ----------
     Income (loss) before minority interests........            9.0         1.7         (9.4)        0.3         21.9        23.0
     Minority interests (3).........................           (0.3)        0.0         (0.1)        0.0         (0.1)       (0.1)
                                                        -----------  ----------  -----------  ----------   ----------  ----------
     Net income (loss)..............................    EUR     9.2  EUR    1.7  EUR    (9.3) EUR    0.3   EUR   22.1  $     23.1
                                                        ===========  ==========  ===========  ==========   ==========  ==========

     Income (loss) per share, basic and diluted.....           1.12        0.21        (1.12)       0.04         2.65        2.78
                                                        ===========  ==========  ===========  ==========   ==========  ==========

     Weighted average number of shares,
         basic and diluted .........................      8,310,200   8,310,200    8,310,200   8,310,200    8,310,200   8,310,200
                                                        ===========  ==========  ===========  ==========   ==========  ==========

Balance Sheet Data (at year end)
     Net property, plant and equipment..............    EUR    76.4  EUR   75.0  EUR    79.2  EUR   82.5   EUR   91.4  $     95.8
     Total assets...................................          173.9       186.1        186.4       206.7        214.8       225.2
     Long-term obligations..........................          101.5       107.3         99.2       103.5         87.4        91.6
     Total debt (4).................................          107.4       115.6        122.4       135.6         93.2        97.8
     Shareholders' equity...........................           17.4        14.5          6.5         6.6         28.6        30.0

Other Financial Data
     Net cash from (used in) operating
         activities.................................    EUR    22.7  EUR   11.6  EUR    15.9  EUR   14.9   EUR   35.5  $     37.2
     Net cash from (used in) investing
         activities.................................          (12.8)       (9.4)       (22.6)      (23.0)        (4.4)       (4.6)
     Net cash from (used in) financing
         activities.................................            1.8       (12.3)        (1.9)        7.6        (26.0)      (27.3)
     EBITDA (5), (7)................................           33.6        22.4         21.9        29.6         56.0        58.7
     Depreciation, amortization and
         impairment loss............................            7.8         8.3         11.2        12.3          8.7         9.1
     Capital expenditure............................           11.4         7.0         10.7        11.3         19.0        19.9
     Dividends per share............................              -        0.50            -           -            -           -
     Ratio of earnings to fixed charges (6).........           2.5x        1.4x         1.0x        1.5x         4.6x        4.6x
     Ratio of total debt to EBITDA..................           3.2x        5.2x         5.6x        4.6x         1.7x        1.7x
     Ratio of EBITDA to interest expense  (7).......           3.3x        2.1x         1.9x        2.5x         5.3x        5.3x

----------
(1) Translation of euros into dollars has been made at the rate of $1.0485 = EUR
    1.00 (the Noon Buying Rate on December 31, 2002). Such translation is provided solely for the convenience of the reader.
(2) As part of its long-term strategy to expand the packaged cheese market the Company has invested in majority interests in small regional cheese producers. In 2000 and 2001, in accordance with Statement of Financial Accounting Standards 121 "Accounting for Impairment of Long-lived Assets to be Disposed of", management reviewed the carrying amounts of the goodwill that arose from these investments. The estimated undiscounted cash flows from future operations of these subsidiaries indicated that the carrying amount of goodwill exceeded expected recoverable amounts. Accordingly, management recognized an impairment loss. The Company remains committed to its strategy of competing in the packaged cheese sector.
(3) Substantially all of the assets and the operations of Fage are held directly by it, rather than through subsidiaries. The consolidated financial information of the Company includes the results of the following subsidiaries in which the Company owns majority interests: Pindos S.A., Foods Hellas S.A., Voras S.A., Xylouris S.A., Ellenica S.R.L., Tamyna S.A.(since 2000), Agroktima Agios Ioannis S.A., Iliator S.A. and Fage USA Corp. and Zagas S.A.(since 2001).
(4) Total debt includes short-term borrowings, long-term debt (including the current portion thereof) and long-term capital lease obligations (including the current portion thereof).
(5) Management believes that EBITDA, along with the ratios of total debt to EBITDA and EBITDA to fixed charges, provides useful information to the holders of the Company's senior notes for two reasons. First, these measures are an indication of the Company's ability to service the notes and other debt. Second, that EBITDA impacts the application of certain covenants contained in the indenture governing senior notes. To the extent the ratio of EBITDA to interest expense exceeds 2.5 to 1, the Company may incur additionally indebtedness, make distributions to its shareholders, and take certain other actions under the terms of such indenture. The Company believes that EBITDA, while providing useful information, should not be considered in isolation as an alternative to net income and cash flows as determined under GAAP. The following table reconciles EBITDA to income from operations for each of the periods presented above.

                                                      1998          1999            2000          2001          2002
                                                  ------------   -----------    ------------   ----------   -----------
Income from operations                            EUR     28.2   EUR    22.3    EUR     18.2   EUR   21.3   EUR    28.8
Foreign exchange (losses) gains                           -3.2         -15.6           -10.9         -5.2          18.4
Depreciation, amortization and impairment loss             7.8           8.3            11.2         12.3           8.7
Losses on equity investee                                 -0.2          -0.2            -0.2         -0.3          -1.2
Other income (expenses)                                    1.0           7.6            -5.3          1.5           1.3
Realized losses on marketable securities                                                 8.9
                                                  ------------   -----------    ------------   ----------   -----------
EBITDA                                            EUR     33.6   EUR    22.4    EUR     21.9   EUR   29.6   EUR    56.0
                                                  ============   ===========    ============   ==========   ===========

(6) For purposes of calculating the ratio of earnings to fixed charges, earnings are determined by adding to income before income taxes, fixed charges (excluding capitalised interest) and amortization of capitalised interest. Fixed charges consist of (i) interest expense (including amortization of debt issuance costs), (ii) interest capitalised and (iii) the interest portion of the Company's rental expense under operating leases.
(7) If unrealized foreign exchange differences of EUR 14.5 ($15.2), EUR 9.7 ($10.2), EUR 5.4 ($5.6) and EUR 16.3 ($17.1),were included to EBITDA for the years 1999, 2000, 2001 and 2002, respectively, then EBITDA and ratio of EBITDA to interest expense would have amounted to EUR 36.9 ($38.7) and 3.5x, EUR 31.6 ($ 33.1) and 2.8x, EUR 35.0 ($ 36.7) and 3.0x, and EUR 39.7 ($
    41.6) and 3.8x, respectively. The impact of the unrealized foreign exchange differences on EBITDA for the year 1998 is not material.

ITEM   4 :     INFORMATION ON THE COMPANY

COMPANY OVERVIEW

     Fage is the second largest Greek food company based on net 2002 sales. Through its extensive distribution network, the Company sells a wide range of branded dairy products, including yogurt and dairy desserts, milk and milk cream, and cheese. These products are sold under the FAGE(R) trademark, which is one of the most recognized in Greece. The Company has approximately 58% and 25% market shares respectively in branded yogurt (which comprises approximately 74% of the total yogurt market) and packaged cheese products (which comprises approximately 6% of the total cheese market). Fage has the second largest market share in the refrigerated milk market with approximately 19%. The Company also distributes and sells fruit juices and refrigerated snacks, which are produced by third parties. Fage is the successor to a business founded in 1926 by the family of Mr. Athanassios Filippou, the father of the Company's two present stockholders. Substantially all of the Company's assets and operations are held by Fage directly, rather than through subsidiaries. For the years ended December 31, 2001 and 2002, Fage had net sales of EURO 303.8 million ($ 318.5 million) and EURO 331.3 million ($ 347.4 million), respectively.

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

BUSINESS STRATEGY

     The Company's well regarded brand image, its extensive distribution network and high product quality establish it as one of the leading food production and marketing companies in Greece. The Company's strategy is to capitalize on these factors to strengthen its leading position in the Greek dairy industry while expanding export opportunities for its yogurt and cheese products. Key elements of its business strategy include: (i) continued investment in the FAGE(R) trademark and its associated brand lines; (ii) further promotion and distinct positioning of its existing product range; (iii) the introduction of new, innovative and well-researched products; and (iv) selective acquisitions of additional production facilities, particularly in the cheese sector.

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

     YOGURT AND DAIRY DESSERTS. The Company estimates that the sales volume for yogurt in 2002 was approximately 92,000 metric tons (representing approximately $ 365 million in retail sales) showing an increase of 4.5% in volume compared to 2001. The Company believes that Greece has one of the highest per capita rates of yogurt consumption in the world. Industry research indicates that yogurt consumption growth has primarily been driven by increased advertising and promotion together with further market segmentation as producers have broadened their range of offerings with new products such as low fat, children's and fruit yogurts. In 2002, the sectors of the yogurt market that grew were the children's sector, the low fat strained yogurt sector and the desserts category (2002 volume of approximately 5,000 tons, an increase of more than 25% compared to 2001). The Company believes that opportunities to export Greek yogurt throughout the world will continue.

     MILK AND MILK CREAM. The Company estimates that the sales volume for milk and milk cream in 2002 was approximately 707,000 metric tons showing an increase of 1% in volume compared to 2001 (representing approximately $ 650 million in retail sales). Market volume includes catering market and the evaporated market calculated in diluted form. The market consists of four sectors: fresh, evaporated or canned, high temperature pasteurized (extended shelf life, or ESL) and ultra high temperature pasteurized, or UHT. The Company believes the ESL sector offers strong potential for further development. Greece's annual per capita milk consumption is approximately 54 liters which is low compared to that of most European countries. Industry data indicate refrigerated (fresh and ESL) milk sales have increased in place of evaporated or canned products. The Company believes that this trend is attributable to a number of changes which have taken place in the production and distribution process, including the increased availability of refrigerated milk, higher advertising expenditures and the development and introduction of new milk products. The Company expects the trend towards refrigerated products to continue.

     CHEESE. The Company estimates that the sales volume for cheese in 2002 was approximately 278,000 metric tons, approximately the same as 2001 (representing approximately $1.3 billion in retail sales). The cheese industry is characterized by approximately 700 small to medium sized cheese makers located throughout rural Greece, which have traditionally marketed cheese in bulk at commodity prices. Industry data indicate, however, that while bulk cheese accounts for approximately 94% of the market, there has been a growing consumer interest in convenience and premium-priced packaged cheeses, which are of high quality and more consistent in taste. The Company believes that while overall demand is expected to be stable, there will continue to be opportunities to expand the growing packaged sector. The Company estimates that the packaged cheese market, in which Fage is market leader, is currently approximately 19,000 metric tons, an increase of approximately 12% compared to year 2001. The Company believes that opportunities exist for increased export sales of certain Greek cheeses. The European Union's designation of 20 Greek cheeses, including Graviera of Crete and Kefalotyri, as "P.D.O." should benefit the exports of Greek producers. See "- Governmental Regulation - P.D.O. Designation."

PRODUCTS

     Fage has 30 product lines and markets 125 products under 50 individual brand names. These products include a wide variety of yogurt and dairy desserts, milk and milk creams, and cheeses. The Company's dairy products are marketed under the FAGE(R) trademark, with brand names such as TOTAL(R), AGELADITSA(R), AGELADITSA PLUS(R), SILOUET(R), FRUYO(R), VELOUTELA(R), JUNIOR(R) and BEGIN WITH JUNIOR(R) in yogurt, GLYKOKOUTALIES(R) in desserts and FETA FAGE(R), GRAVIERA OF CRETE FAGE(R) , KEFALOTYRI FAGE(R) , KASERI FAGE(R), REGATO FAGE(R) , SANDWICH(R) , JUNIOR(R) , TRIKALINO(R), FLAIR(R) , NEW YORK(R) and GOUDA FAGE(R) in cheese. Fresh white milk and milk cream are sold under the FAGE(R) trademark without an additional brand name, while the ESL Milk is sold under the FARMA(R), FARMA PLUS(R) and ABC(R)(ABC(R)) trademarks. Chocolate milk is marketed under the brand names N'JOY(R) and JUNIOR(R). The Company also distributes fresh fruit juices produced by Evga S.A. ("Evga") and refrigerated snacks produced by Ferrero S.p.a. of Italy. Evga is owned by members of the Filippou family. See "Major Shareholders and Related Party Transactions."

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

     The Company's five major yogurt brand lines are TOTAL(R) , AGELADITSA(R) , SILOUET(R) FRUYO(R) and JUNIOR(R). The TOTAL(R) line is a strained yogurt made from cow milk or skimmed cow milk and is produced in seven variations; TOTAL(R) (classic, 10% fat), TOTAL Light(R) (low fat, 5%), TOTAL 2%(R) (low fat), TOTAL 0%(R) (fat free), TOTAL SPLIT-CUP(R) with sweet fruit preserves (three variantS, 10% fat). AGELADITSA(R) is a set yogurt made from cow milk. The SILOUET(R) line is a set diet yogurt made from skimmed milk And includes SILOUET 0%(R) (fat free) and SILOUET 2%(R) (low fat). The FRUYO(R) brand name is used to market most of the Company's FruIT yogurts and is Greece's leading brand name in the fruit yogurt category. The JUNIOR(R) brand name represents a line of yogurt anD dessert products for children, also first in this category. Fage also produces a strained yogurt (8% fat) made from cow milk that is sold in one, five and ten kilogram containers under the FAMILY FAGE(R) name. In addition, the Company produces other yogurT brands, including VELOUTELA(R), which is a set yogurt with fruit and two yogurts from ewe milk, SHEEP'S(R) and PROVATAKI(R) (with cream). Fage concentrates its yogurt export sales on TOTAL(R), its leading strained yogurt brand line. The Company's yogurt products are exported throughout Europe with its strongest markets being the United Kingdom and Italy. During 2001 Fage launched a new line of enriched and low fat yogurts under the AGELADITSA(R) brand name, an enriched toddler yogurt under the JUNIOR(R) brand and a new line of fruit yogurts under the FRUYO(R) brand. At the end of 2001, the Company launched an umbrella brand for its new range of dairy desserts called GLYKOKOUTALIES(R), meaning "sweet spoonfuls".

     MILK AND MILK CREAM. The Company's milk and cream products include fresh milk, pasteurized and packaged both at the Company's plant in Athens and at the Company's Voras factory in Amintaio, ESL milk, various types of UHT milk and milk cream. The Company's fresh white milk products are sold in three varieties and marketed simply as FAGE(R) milk. The fresh chocolate milk products are sold under the N'JOY(R) brand name. The fresh chocolate milk N'JOY 0%+0%(R) (fat free and sugar free), complements the range of N'JOY(R). E.S.L white milk products are sold under the brand FARMA FAGE(R) HIGH TEMPERATURE PASTEURIZED MILK. ESL milk is produced by heat treatment at 127 degrees Celsius for 2 seconds followed by aseptic packaging. This results in a shelf life of 20 to 45 days under refrigeration condition and is called high heat pasteurization. Due to a new method of heat transfer (steam infusion) the organoleptic properties of the ESL milk produced in the Company's facilities are very close to fresh milk. In 2001, Fage's ESL line "FARMA" was extended into enriched milks (calcium and iron-fortified), as well as an enriched toddler milk under the brand name ABA(R) (ABC(R)). The chocolate ESL pasterized milk products are sold under the JUNIOR(R) brand name. In 2002 one more fortified product (with Omega) was introduced in this line. DROSSATO(R) is the Company's buttermilk product. The non-refrigerated UHT White and Chocolate Milks, marketed as FAGE(R) and YOKO CHOCO(R) respectively, are imported from Belgium and France. The heat treatment of UHT milk is above 135 degrees Celsius for at least 1 second followed by aseptic packaging and results in a product with a shelf life of 3 months at ambient temperature.

     CHEESE. The Company markets five different Greek cheeses: FETA FAGE(R), a traditional soft white ewe and goat milk cheese made both at the Company's factory in Ioannina (the "Pindos factory") and at a factory in Elassona ( the "Bizios factory") in which the Company owns a 45% interest; GRAVIERA OF CRETE FAGE(R), a traditional hard yellow Cretan ewe and goat milk cheese made at the Company's factory on the island of Crete (the "Xylouris factory"); KEFALOTYRI FAGE(R), a traditional hard yellow ewe and goat milk cheese, made at the Bizios factory, KASERI FAGE(R) a traditional semi-hard ewe milk cheese and TRIKALINO(R) , a semi-hard yellow ewe, goat and cow milk cheese, made at the Company's factory in Trikala, Central Greece. In addition to the Greek cheeses, Fage imports and markets PLAYIA(R) (a hard yellow spicy cheese) that is also packaged in grated form, EDAM FAGE(R) and GOUDA FAGE(R) (both semi-hard yellow cheeses), REGATO FAGE(R) (a hard yellow cheese), NEW YORK(R) (cream cheese), SANDWICH(R) (sliced cheese) and JUNIOR(R) (spread cheese). The Company launched into the light cheese segment with TRIKALINO LIGHT (R) and expanded the children's categorY under the JUNIOR(R) line with a tub spread and sandwich slices. In 2001, the Company launched value added cheese in convenient forms such as feta cheese packaged in its natural brine and resealable packages of grated cheese (Gouda, Regato, Playia).

     The Company's packaged cheese products, GRAVIERA OF CRETE FAGE(R), KASERI FAGE(R) and KEFALOTYRI FAGE(R), are made from EWE and goat milk and enjoy the European Union's "P.D.O." designation. This designation, intended to protect the integrity of traditional regional products of Europe, restricts manufacturers of imitation products from labeling their products with the traditional names. Feta was originally also under the P.D.O. system. However this designation is subject to an ongoing challenge by Northern European countries that produce feta-like soft white cheese. See "- Governmental Regulation - P.D.O. Designation".

SALES AND MARKETING

     The Company seeks to increase sales to its customer-base, which are primarily food retailers, by promoting consumer loyalty to products carrying the FAGE(R) trademark and its other brand lines. The Company believes that consumer loyalty and product preference are the main drivers of its sales, and that retailers stock Fage's goods in response to consumer demand for such products. The Company supports its products by investing in numerous advertising and promotional activities. Direct advertising of the Company's products to consumers is primarily accomplished through television advertising campaigns but also via outdoors, radio and print media. Such advertising seeks to support new product launches, reinforce the Company's existing brands and position each product distinctively and positively in the minds of consumers. Trade Marketing activities, which are usually undertaken in cooperation with supermarkets and other retailers, typically target higher volume sales and consist of competitions, free gifts or price-offs. Consumer promotional activities incorporate the Company's major brands or newly introduced products. Other promotional activities include prominent in-store displays, marketing activities with key accounts and the distribution of coupons via direct mail.

     The Company strives to enhance its long-term relationships with its food retailers by offering greater product variety, better service and more value than its competitors. In addition, Fage employs a experienced salesforce which seeks to increase account penetration and establish new retail customer relationships with retailers. The Company's current salesforce consists of approximately 200 direct employees and an estimated 500 other individuals employed by the Company's sales representatives. The Company equips the salesforce with up-to-date sales materials to assist customers in retailing the products and training their staff. The sales and marketing teams assist customers in reviewing new product offerings and evaluating current product lines and market trends. The sales and marketing teams work actively with customers to provide seasonal, holiday and promotional product offerings to maximize the impact of marketing activities and to ensure the optimal shelf space allocation for the Company's products. The Company believes that these are all important factors for its customers. A salesperson's compensation is based on a commission structure according to sales volume, account profitability, new account origination and collection of accounts receivable.

     To promote export sales of selected yogurt and cheese products, the Company relies on 22 independent sales representatives and distributors in 18 countries. Fage's yogurt and feta cheese are marketed as authentic Greek dairy products which are of superior taste and quality. The Company believes export sales benefit from the large number of tourists who sample the Company's goods while vacationing in Greece, and then purchase FAGE(R) products in their home countries.

CUSTOMERS

     In Greece, the Company serves approximately 23,500 retailers and distributes to approximately 25,000 retail outlets located throughout the country. In export markets, Fage's yogurt and cheese products are sold to approximately 250 supermarket chains, with approximately 20,000 retail outlets throughout Europe and around the world. No one customer accounted for more than 10% of net sales in 2002. As the country's leading dairy producer, Fage is a key supplier to Greek retailers selling dairy products and the Company has not lost any significant customers in the past three years. The retail outlets serviced by the Company include supermarkets (1,000), large stores (2,000), bakeries (5,000), confectionaries (4,500), dairy stores (5,500) and other smaller, sometimes seasonal, convenience stores (7,000). The Company believes that the wide availability of its products enhances its strong brand image which further assists in maintaining consumer demand for FAGE(R) products.

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

COMPETITION

     The Greek dairy market is characterized by a significant amount of competitive activity. The Company operates primarily in Greece, where its principal competitor in both yogurt and milk is Delta Dairy Industry S.A. ("Delta"). From its position as the largest fresh milk producer in Greece, Delta entered the yogurt market in 1994 with an aggressive advertising and price-cutting campaign, and attained the second largest market share. The Company responded with increased advertising and other marketing efforts and has maintained its market leadership. In 1999, Danone (BSN) increased its ownership of the Delta Dairy Group to 30%. In 2000, Delta launched new brands in the children's yogurt sectors, new multi form packaging in its set yogurt line and relaunched its strained yogurt line. However, despite further launches backed by Danone in 2001, Delta's share decreased significantly through the course of 2001 and continued to decline in 2002, down to 24.7%. Fage also competes with Mevgal S.A. and Agno Dairy Industry S.A., two Northern Greek dairies, and the Friesland Co (Frico Domo). Friesland is dominant in the evaporated milk segment and continues to expand into the ESL segment under their historically strong brandname "Nounou".

     In the cheese market, the Company's principal competitors are Mevgal S.A., Agricultural Dairy Industry of Epirus, S.A. (Dodoni), a western Greek dairy producing feta, Kolios S.A., a Northern Greek company producing semi-hard cheese, and Optima S.A., a distributor of mainly hard cheese as well as the Danish Company MD Foods. Fage also competes with a number of other regional and local dairy businesses that have strengthened due to the crises, as well as some foreign dairy companies.

     The Company believes that competition in the branded food industry is based on brand image, consistent product quality, price, effective advertising, trade customer relations, service and overall consumer acceptance. The Company believes it competes effectively in its markets primarily through the strength of the FAGE(R) trademark and its other brand names, its extensive distribution network and its superior product quality.

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

     COMMON AGRICULTURAL POLICY. The primary objective of the European Union's Common Agricultural Policy in the dairy sector is to ensure the survival of the milk production industry in the European Union by providing an equitable income for producers, encouraging structural reform of the industry, reducing over-production and maintaining prices of the products at competitive levels in the international markets. In order to achieve this objective, a system of price fixing, quotas and structural aids have been adopted at the European Union and national levels.
The European Union sets national quotas and member states establish regional, as well as individual, quotas for each milk producer. If milk production quotas are exceeded, national authorities may impose and collect levies either from individual producers or from the dairy companies which acquired the excess milk. Greece has opted for the second alternative and the Company can therefore be liable for the payment of such levies in the event its suppliers overproduce. The Company, however, takes steps to ensure that its suppliers are within their production quotas and does not expect such provisions to have a material adverse effect upon it. Greece has the second lowest milk quota in the European Union and as a result shortages have occurred from time to time. The last revision of the quota mechanism by the Agricultural Ministers of the European Union took place in early May 1999. According to that revision, the Greek quota has increased by 45,000 tons in the year 2000 and by an additional amount of 25,000 in the year 2001.
In January 2003, the European Commission issued a number of legislative proposals concerning the common Agricultural Policy, including specifically the milk market. According to those proposals, the quota system will stay in place until year 2015. Only small increases of national quotas will take place at a later stage. For Greece a small increase of 7,000 tons is proposed for the milk year 2007/2008 as well as 2008/2009. Furthermore, the European Commission proposed large decreases in minimum prices for butter and skimmed milk as well as changes in the structure and the level of financial aid directed by the European Union to farmers. These proposals have to be voted upon by the Member states of the European Union and the European Parliament. The Company is unable to influence the outcome of such a legislative process or predict the effect that the changes finally decided by the European Union might have on it. See "Suppliers and raw Materials".

     P.D.O. DESIGNATION. Pursuant to the European Union's Protected Designation of Origin ("P.D.O.") system, Greece obtained the protection of the right to use product names in connection with 20 traditional Greek cheeses, including Graviera of Crete and Kefalotyri. Producers in member states are restricted from labeling products with protected names. The original system also included Feta as a P.D.O product. However, certain North European member states had the right to continue to label certain cow-milk white cheese as "feta" until May 2001. Furthermore, Denmark, Germany and France, as well as organizations representing certain producers, petitioned the European Court of Justice to dispute the characterization of "feta" cheese as a uniquely Greek cheese. The Company through its cheese producing subsidiary, Pindos S.A., participated in the cases. On March 16, 1999 the Court ruled against the validity of the legislation protecting "feta" cheese but on procedural grounds. In October 2002 the European Commission has issued Regulation 1929/2002 again that included "feta" cheese as P.D.O. According to this Regulation "feta" cheese will be produced only in designated areas in Greece after a 5 year transitional period. In December 2002 the same EU member states and producers as in 1996 have again petitioned before the European Court of Justice against the above Regulation. The Company is closely following the procedure and considering ways to participate directly or indirectly. The Company cannot predict the outcome of such procedure and cannot estimate the effect it may have on the Company.

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

TRADEMARKS AND PATENTS

     All of Fage's products are marketed under registered trademarks. The Company considers its FAGE(R) trademark, as well as its major product brands, to be important competitive advantages and material to its business. The Company actively takes steps to protect its intellectual property rights when and where it deems appropriate. Trademarks are registered in Greece and in certain other European countries.

     The Company uses six patents in its production process, all of which are registered in Greece. Five of such patents are owned by Mr. Kyriakos Filippou, one of the two shareholders of the Company, who has given the Company an irrevocable, royalty-free, license to use such patents in perpetuity.

DESCRIPTION OF THE COMPANY'S PROPERTIES

     The Company's main facility in Metamorfossi, Athens, houses its principal yogurt and milk production facilities as well as its corporate headquarters. Additionally, the Company owns facilities in Trikala (production of semi-hard cheese), in Thessaloniki (distribution center of Northern Greece), in Ioannina (production of "feta"), in Crete (facility owned by Xylouris S.A., a subsidiary in which the Company owns a 68% interest, for the production of "Graviera of Crete"), in Amintaio, in Aliveri, in Agrinio (facility owned by Zagas S.A., a subsidiary in which the Company owns a 99.988% interest) and in Fthiotida, a subsidiary called Agroktima in which the Company owns a 99.996% interest.

     As of December 31, 2002, the Company and its subsidiaries also leased 25 properties located throughout Greece consisting primarily of milk collection stations, warehouses and office space. Most of the commercial leases will expire between 2003 and 2008, subject to Greek statutory provisions which enable commercial and industrial tenants to extend the contractual term of a lease for a period of 6 to 12 years in total.

     In addition the Company has an interest in a cheese production facility through its minority interest in Bizios S.A.

ORGANIZATIONAL STRUCTURE CHART WITH COMPANY'S SUBSIDIARIES AND OTHER INTERESTS.

Substantially all of the assets and operations of the Company are held directly by it rather than through subsidiaries. At December 31, 2002 Fage held interests in the following companies (1):

CONSOLIDATED SUBSIDIARIES


                     directly     totally(1)
                     --------     ----------
VORAS SA(2)           (100%)
ELLENIKA SRL        (88.87%)
XYLOURIS SA            (68%)
FOODS HELLAS SA     (99.38)
AGROKTIMA SA        (99.33%),     (99.996%)
FAGE USA CORP.        (100%)
ILIATOR SA             (97%)
ZAGAS SA               (98%),     (99.988%)

OTHER INTERESTS

BIZIOS SA             (45%)
TYRAS SA             (5.4%)
PACKING ITEMS
DEVELOPMENT S.A.    (8.82%)

Additionally, Foods Hellas SA as at December 31, 2002 participates in the following companies :

AGROKTIMA SA      (0.67%)
ZAGAS SA          (0.012%)


(1) Total participation interest through the participation interest from Foods Hellas SA.

(2) All assets of Voras S.A. have been transferred in the Company, and Voras S.A. is in the process of being liquidated.

ITEM 5 :       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

GENERAL

     The Company, the successor to a business founded in 1926 by the family of Mr. Athanassios Filippou, is the second largest Greek food company based on 2002 net sales. During the period from its inception until the mid-1970's, Fage was involved primarily in the small scale production and distribution of traditional Greek yogurt. Until that time, retail outlets typically sold yogurt as a commodity product in bulk quantities often without reference to the manufacturer. In 1975, the Company was the first to introduce branded yogurt products into the Greek market. These products, which carried the FAGE(R) trademark, were sold in smaller, sealed tubs and presented in more attractively designed packaging. Over the last two decades, branded yogurt products have steadily replaced the traditional bulk varieties thus transforming the Greek yogurt industry into a predominantly branded market. The Company estimates that branded yogurt products now account for approximately 74% of yogurt sales volume in Greece and that the Company accounts for approximately 60% of sales of branded yogurt. During the period since 1975, the Company has devoted substantial resources to building its distribution network and enhancing the image of the FAGE(R) trademark and its other brand lines.

      The Company's commercial success in selling yogurt and the positive image of the FAGE(R) trademark have enabled it to increasE revenues and profitability through diversification into other areas of the dairy industry. The Company introduced its first cheese products in 1991 and began the production and distribution of fresh milk in 1993. While yogurt and milk products currently account for approximately three-fourths of 2002 net sales, over the last several years, the Company has increased its cheese production capabilities by acquiring interests in six regional Greek cheese companies: Pindos, Xylouris, Voras, Tamyna and Zagas (in which Fage owns a majority interest and which are consolidated) and Bizios (in which Fage owns a minority interest). Tamyna has been consolidated since August 1, 2000 and Zagas from January 1, 2001. Additionally, during 2002 Pindos and Tamyna were absorbed by Fage and Voras is in the process of being liquidated with its assets transferred to the Company. The Company's long-term strategy includes continued investment in the packaged cheese market. The Company has also expanded its business to include the distribution of fruit juices and refrigerated snacks. See "Major Shareholders and Related Party Transactions". In addition to entering new product categories, the Company has used the strength of the FAGE(R) trademark and its extensive distribution network to increase sales and profitability through marketing new product launches and brand line extensions.

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

     In 2002 Fage continued investing in a comprehensive nutritional educational program for children aged 7 to 11 in elementary schools throughout Greece. This program started in 2001, has already covered 80,000 children and is expected to continue over the coming years.

     Also, in March 2001, the Company became Grand Sponsor of the Athens 2004 Olympic Games with exclusivity in the yogurt, cheese and creams (butter, dairy desserts) categories. Thus, Fage has already started developing various programs in order to capitalize on this Grand Sponsorship and enhance the Company's image. These programs are expected to become more intensive during the period of 2003 - 2004 until the Games time.

     The Company's primary market is Greece. Substantially all of its yogurt products are sold as branded products with a small proportion distributed in the traditional bulk market. In the milk sector, substantially all products, including all of the Company's products, are sold as branded goods. The Company sells the majority of its cheese products in the packaged sector, which currently accounts for approximately 6% of Greek cheese sales. The Company believes that growth in the packaged cheese sector will continue in a manner similar to that which has been seen in branded yogurt over the last two decades. See "Risk Factors - Investment in Cheese Sector". In export markets, which are primarily in the European Union, the Company sells branded yogurts and packaged cheeses.

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

     In the twelve months ending December 31, 2002, the total milk and cream market volume increased by 1%. This was due to an increase of 47% in the ESL white milk sector, an increase of 5% in the chocolate milk sector and an increase of 8% in milk cream volume sales. While fresh milk sector remained stable, evaporated and UHT white milk continued their downward trend (-4% and -9% respectively). The Greek yogurt market also experienced an increase of 4.5% stemming primarily from the strained and children's sectors. Desserts market volume increased by 27%. The packaged cheese market had a significant increase of 12% over the same period last year.

     In the twelve months ending December 31, 2002, the Company's (both domestic and exports) yogurt volume increased by 1.4%. The respective increase in revenue was 10% due to the Company's support of value-added categories. In 2002, the Company launched new flavors in the fruit segment under the FRUYO(R) brand name and added new extensions in the children'S sector. Fage also continued developing the GLYKOKOUTALIES(R) brand in desserts market by launching three more products in 2002. In 2002, the Company continued to focus advertising expenditure on its major brands to strengthen sales of high volume products and the categories in which the Company has competitive advantages. This resulted in a solid 58% market share. Volume sales of the Company's yogurt exports increased by 12.7%, whereas the respective revenue increase was 13.8%.

     The Company's sales volume in the milk and cream sector for the twelve months ending December 31, 2002, decreased by 1.3% due to the decline of Fresh, Chocolate and UHT milk, whereas sales revenue increased by 3.2%. The volume of all refrigerated pasteurized milk products for the twelve months ending December 31, 2002, decreased by 1% over prior year with growth being driven only by the ESL sector, which experienced a 38.3% increase . One more size (500 ml) was launched in the FARMA(R) brand line, while a new product was added to the new line of functional milk for adults under the FARMA PLUS(R) braND. Sales volume of the Company's fresh white pasteurized milk for the twelve months ending December 31, 2002, remained negative at 7% over the same twelve-month period of 2001. This resulted from the increased distribution and sales of smaller local brands throughout Greece, as well as a halt on nation wide price-off promotions by the Company with a goal of improving fresh milk profitability. Finally milk cream volume increased by 2.4% and revenue by 3.1%.

     The Company's (both domestic and export) volume sales in the cheese sector for the twelve months ended December 31, 2002 increased by 2.9% over the same period prior year whereas the respective increase in value was 9.0%. Packaged cheese volume sales increased by 7.5% while sales of bulk cheese dropped by 5.7%. During 2002, Fage's cheese sales were supported by advertising spending behind Fage-branded packaged cheese. The Company launched in June a 400 gr package of FETA FAGE(R) packaged in its natural brine while in December a new shredded cheese (4 CHEESE MIX(R)) and one more Greek traditional cheese (MANOURI(R)) were added to the existing range.

     On March 11, 2002 prices of all product categories increased by average of 4.0%.

          In 2002, the Company retroactively applied EITF 01-09 and reflected trade support actions that are generally invoiced by customers as a deduction of sales rather than selling expenses. Such costs amounted to EURO 7,409, EURO 14,474 and EURO 19,441 for the years ended December 31, 2000, 2001 and 2002, respectively. In addition, distribution costs incurred by the Company and provided to representatives as an allowance on sales were reflected as selling expenses. Such distribution costs amounted to EURO 20,439, EURO 23,816 and EURO 27,298 for the years ended December 31, 2000, 2001 and 2002, respectively.

RESULTS OF OPERATIONS

     The following table sets forth, for the years indicated, certain items in the Company's consolidated income statements expressed as percentages of net sales:

                                                                          YEAR ENDED DECEMBER 31,
                                                                        --------------------------
                                                                         2000      2001      2002
                                                                        ------   -------   -------
Net sales............................................................    100.0%    100.0%    100.0%
Cost of sales........................................................     65.9      64.3      62.6
                                                                        ------   -------   -------

Gross profit.........................................................     34.1      35.7      37.4
Selling, general and administrative expenses.........................     26.7      27.5      28.7
Impairment loss......................................................      0.9       1.2       0.0
                                                                        ------   -------   -------

Income from operations...............................................      6.5       7.0       8.7
Interest expense.....................................................      4.0       3.8       3.2
Foreign exchange losses (gains), net.................................      3.9       1.7      (5.6)
Losses on equity investee............................................      0.1       0.1       0.4
Other income (expenses), net.........................................     (1.9)      0.4       0.4
                                                                        ------   -------   -------

Income (loss) before income taxes and minority interests.............     (3.4)      1.8      11.1
Provision for income taxes...........................................      0.1       1.7       4.5
                                                                        ------   -------   -------

Income (loss) before minority interests..............................     (3.3)      0.1       6.6
Minority interests...................................................      0.0       0.0       0.1
                                                                        ------   -------   -------

Net income (loss)....................................................    (3.3)%      0.1%      6.7%
                                                                        ======   =======   =======

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     NET SALES. Net sales for 2002 were of EURO 331.3 million ($ 347.4 million), an increase of EURO 27.5 million ($ 28.8 million), or 9.1%, from EURO 303.8 million ($ 318.5 million) for 2001, representing a total volume increase of 1.5%. The increase was attributable to the factors discussed above under "General".

     GROSS PROFIT. Gross profit for 2002 was EURO 124.0 million ($ 130.0 million), an increase of EURO 15.6 million ($ 16.4 million), or 14.4%, from EURO
108.4 million ($ 113.7 million) for 2001. This improvement is attributable to the factors discussed above under "General". Gross profit as a percentage of net sales for 2002 increased to 37.4% from 35.7% for 2001. Cost of sales for 2002 was EURO 207.3 million ($217.4 million), an increase of EURO 12.0 million ($
12.6 million) or 6.1% from EURO 195.3 million ($ 204.8 million) for 2001. Cost of sales as a percentage of net sales decreased from 64.3% in 2001 to 62.6% in 2002.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses ("SG & A") for 2002 were EURO 95.2 million ($ 99.8 million), an increase of EURO 11.7 million ($ 12.3 million), or 14.0%, from EURO
83.5 million ($ 87.5 million) for 2001. SG & A as a percentage of net sales increased from 27.5% in 2001 to 28.7% in 2002, an increase of 4.4%.

     IMPAIRMENT LOSS. As of January 1,2002, the Company applied SFAS No. 142, "Goodwill and Other Intangible Assets", which application indicated that the carrying amount of goodwill as of such date was not impaired. Impairment loss for 2001 was EURO 3.7 million ($ 3.9 million).

     INCOME FROM OPERATIONS. Income from operations for 2002 was EURO 28.8 million ($ 30.2 million), an increase of was EURO 7.5 million ($ 7.9 million), or 35.2%, from EURO 21.3 million ($ 22.3 million) for 2001. Income from operations as a percentage of net sales for 2002 increased from 7.0% in 2001 to 8.7% in 2002.

     INTEREST EXPENSE. Interest expense for 2002 was EURO 10.5 million ($ 11.0 million), a decrease of EURO 1.2 million ($ 1.3 million), or 10.3%, from EURO
11.7 million ($ 12.3 million) for 2001. This decrease is mainly due to the revaluation of the EURO against the US dollar for 2002 in comparison with the respective exchange rate for 2001 and due to the decreased short-term borrowings in 2002.

     FOREIGN EXCHANGE LOSSES (GAINS), NET. Foreign exchange gains for 2002 were EURO 18.4 million ($ 19.3 million) mainly due to the Senior Notes year end remeasurement. For 2001 there was a foreign exchange loss of EURO 5.2 million ($
5.5 million).

     LOSSES ON EQUITY INVESTEE. Losses on equity investee for 2002 was EURO 1.2 million ($ 1.3 million), an increase of EURO 0.9 million ($ 0.9 million) from EURO 0.3 million ($ 0.3 million) for 2001. This increase is mainly due to the impairment loss of EURO 0.6 million ($ 0.6 million) of the Company's investment in Bizios S.A. for 2002.

     OTHER INCOME (EXPENSES), NET. Other income for 2002 were EURO 1.3 million ($ 1.4 million). Other income for 2001 were EURO 1.6 million ($ 1.7 million).

     PROVISION FOR INCOME TAXES. The provision for income taxes for 2002 was EURO 14.9 million ($ 15.6 million). For 2001 the provision for income taxes was EURO 5.3 million ($ 5.6 million).

     NET INCOME ( LOSS). Net income for 2002 was EURO 22.1 million ($ 23.2 million). For 2001 there was a net income of EURO 0.3 million ($ 0.3 million).

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     NET SALES. Net sales for 2001 were EURO 303.8 million ($ 318.5 million), an increase of EURO 23.7 million ($ 24.8 million), or 8.5%, from EURO 280.1 million ($ 293.7 million) for 2000, representing a total volume increase of 1.0%.

     GROSS PROFIT. Gross profit for 2001 was EURO 108.4 million ($ 113.7 million), an increase of EURO 12.9 million ($ 13.5 million), or 13.5%, from EURO
95.5 million ($ 100.1 million) for 2000. This improvement is attributable to the factors discussed above under "General". Gross profit as a percentage of net sales for 2001 increased to 35.7% from 34.1% for 2000. Cost of sales for 2001 was EURO 195.3 million ($ 204.8 million), an increase of EURO 10.7 million
($ 11.2 million) or 5.8% from EURO 184.6 million ($ 193.6 million) for 2000. Cost of sales as a percentage of net sales decreased from 65.9% in 2000 to 64.3% in 2001.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses ("SG & A") for 2001 were EURO 83.5 million ($ 87.5 million), an increase of EURO 8.7 million ($ 9.1 million), or 11.6%, from EURO
74.8 million ($ 78.4 million) for 2000. SG & A as a percentage of net sales increased from 26.7% in 2000 to 27.5% in 2001, an increase of 3.0%. Approximately 60% of the increase over 2000 was due to the Company's acquisition of the Athens 2004 Olympic sponsorship rights.

     IMPAIRMENT LOSS. As part of its long-term strategy to expand the packaged cheese market the Company has invested in majority interests in small regional cheese producers. In 2000 and 2001, in accordance with statement of Financial Accounting Standards 121 " Accounting for Impairment of Long-lived Assets and Long-lived Assets to be Disposed of", management reviewed the carrying amounts of the goodwill that arose from these investments. The estimated undiscounted cash flows from future operations of these subsidiaries indicated that the carrying amount of goodwill exceeded expected recoverable amounts. Accordingly, management recognized an impairment loss of EURO 2.5 million ($ 2.6 million) and EURO 3.7 million ($ 3.9 million) respectively. The Company remains committed to its strategy of competition in the packaged cheese sector. The main reason for the impairment was that the packaged cheese market in Greece is not developing in line with management's expectations. In addition the European Court's 1999 ruling against the validity, on procedural grounds, of the legislation of protecting "feta" cheese, an important product of several of the cheese producing subsidiaries has had an adverse impact on the Company's estimates as to its future turnover from this product.

     INCOME FROM OPERATIONS. Income from operations for 2001 was EURO 21.3 million ($ 22.3 million), an increase of EURO 3.0 million ($ 3.1 million), or 16.4%, from EURO 18.3 million ($ 19.2 million) for 2000. Income from operations as a percentage of net sales increased from 6.5% in 2000 to 7.0% in 2001.

     INTEREST EXPENSE. Interest expense for 2001 was EURO 11.7 million ($ 12.3 million), an increase of EURO 0.4 million ($ 0.4 million), or 3.5%, from EURO
11.3 million ($ 11.8 million) for 2000. This increase is mainly due to the devaluation of the EURO against the US dollar for 2001 in comparison with the respective exchange rate for 2000.

     FOREIGN EXCHANGE LOSSES (GAINS), NET. Foreign exchange losses for 2001 were EURO 5.2 million ($ 5.5 million) mainly due to the Senior Notes year end remeasurement. For 2000 there was a foreign exchange loss of EURO 10.9 million ($ 11.4 million).

     OTHER INCOME (EXPENSES), NET. Other income for 2001 were EURO 1.6 million ($ 1.7 million). Other expenses for 2000 were EURO 5.4 million ($ 5.7 million) mainly due to equity securities realized loss of EURO 8.9 ($ 9.3 million) partly offset by the amount of EURO 1.0 million ($ 1.0 million) due to the repurchase of Senior Notes for a price below the aggregate face amount.

     PROVISION FOR INCOME TAXES. The provision for income taxes for 2001 was EURO 5.3 million ($ 5.6 million). For 2000 the provision for income taxes was EURO 0.1 million benefit ($ 0.1 million).

     NET INCOME ( LOSS). Net income for 2001 was EURO 0.3 million ($ 0.3 million). For 2000 there was a net loss of EURO 9.3 million ($ 9.8 million).

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically funded its operations, capital expenditures and working capital requirements through a combination of cash flows from operations, short-term borrowings, long-term debt and capital lease obligations.

     Cash flows from operations can be impacted by the Company's extension of credit and the terms and collection of its receivables. The Company has established criteria for granting credit to customers, which are generally based upon the size of the customer's operations and consideration of relevant financial data. Business is generally conducted with such customers under normal terms with collection expected within sixty (60) days after shipment. At each reporting period date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. It is the Company's policy to attach liens against the property of most of its delinquent customers. Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized. Notwithstanding this, the Company does not consider its accounts receivable collection process to be delayed. Rather, the Company believes its cash management policies are effective in ensuring that the turnover of its accounts receivable and accounts payable are properly balanced within general business practices in Greece.

     OPERATING ACTIVITIES. Net cash from operating activities for 2002 was EURO
35.5 million ($ 37.2 million), an increase of EURO 20.6 million ($ 21.6 million) from EURO 14.9 million ($ 15.6 million) for 2001, which mainly is due to an increase in earnings and change in working capital.

     INVESTING ACTIVITIES. Net cash used in investing activities for 2002 was EURO 4.4 million ($ 4.6 million), a decrease of EURO 18.6 million ($ 19.5 million), from EURO 23.0 million ($ 24.1 million) for 2001. Capital expenditures of EURO 19.0 ($ 19.9 million) were made in continued investments in Company's facilities in order to further realize operating efficiencies as discussed above under "General".

     FINANCING ACTIVITIES. Net cash used in financing activities for 2002 was EURO 26.0 million ($ 27.3 million) compared to net cash from financing activities of EURO 7.6 million ($ 8.0 million) for 2001, mainly as a result of the short-term loan decrease in 2002 of EURO 24.8 million ($ 26.0 million).

     CONTRACTUAL OBLIGATIONS.

Contractual obligations as of December 31, 2002, were as follows:

                                                       (stated in thousands of Euro)
                                                             PAYMENT DUE IN:
                                        --------------------------------------------------------
                                          TOTAL      2003      2004-05     2006-07    AFTER 2007
                                        --------   --------   ---------   ---------   ----------
Long Term Debt                            87,407          -           -      87,407            -
Operating Leases                           3,458      1,065       1,765         589           39
Maturity of other long term payables       3,603        524       1,048       1,048          983
                                          ------      -----       -----      ------        -----
Total                                     94,468      1,589       2,813      89,044        1,022
                                          ======      =====       =====      ======        =====

     CRITICAL ACCOUNTING POLICIES.

     The Company maintains its accounting records and publishes its statutory financial statements following Greek tax and corporate regulations and has made certain out-of-book memorandum adjustments to these records to present the consolidated financial statements included in this report in accordance with U.S. generally accepted accounting principles. The preparation of consolidated financial statement in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company continually evaluates the policies and estimates it uses to prepare its consolidated financial statements. In general, the estimates are based on historical experience, information from third-party professionals and various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results may differ from those estimates made by management.

     The Company believes that of our accounting policies the following may involve a higher degree of judgment and complexity:

CONCENTRATION OF CREDIT RISK AND ALLOWANCE FOR DOUBTFUL ACCOUNTS: Financial assets that potentially subject us to concentrations of credit risk are trade accounts receivable. Due to the large volume and diversity of our customer base, concentrations of credit risk with respect to trade accounts receivable are limited. At each reporting period, all accounts receivable are assessed on historical trends, statistical information and future expectations and a provision is recorded for the probable and reasonably estimable loss for these accounts. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated statement of income for the reporting period.

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

IMPAIRMENT OF LONG-LIVED ASSETS: The U.S. Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long lived assets. The Company adopted SFAS No. 144 as of January 1, 2002, without any effect on the Company's financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use is recognized, when the estimate of undiscounted future cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset.

GOODWILL: Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding 20 years. Effective with the adoption of SFAS No. 142 on January 1, 2002, the Company is no longer amortizing goodwill, and is instead testing it for impairment at least annually. Impairment loss is recognized when the estimated expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset.

INCOME TAXES: Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 14 to the consolidated financial statements. These reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or on results from final review of our tax returns by the competent tax authorities.

ITEM  6 :      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     The following table identifies each of the executive officers and directors of the Company. Directors are elected for a term of three years or until their successors are elected and qualified.

        NAME                               AGE              POSITION
        ----                               ---              --------
     Ioannis Filippou....................  67     Chairman of the Board*
     Kyriakos Filippou...................  64     Chief Executive Officer and Director*
     Athanassios Filippou................  37     Director
     Athanassios-Kyros Filippou..........  34     Director
     Ioannis Granitsas...................  55     Vice Chairman and Director
     Dimitrios Marinos...................  64     Director
     Christos Koloventzos................  47     Chief Financial Officer
     Kostas Antonakis....................  52     Chief Commercial Officer
     Alexios Leris.......................  52     Chief Plants Officer
     Ioannis Palatianos..................  52     Chief Engineering and Works Officer
     Emmanuel Papaefthimiou..............  51     Exports/Imports Logistics Manager and Director

---------
*There is an arrangement between Mr. Ioannis Filippou and Mr. Kyriakos Filippou pursuant to which they rotate their positions as the Chairman of the Board and Chief Executive Officer of the Company in June of each year. This arrangement has been in effect since 1989.

     MR. IOANNIS FILIPPOU is currently the Chairman of the Board of the Company. Pursuant to the arrangement with Mr. Kyriakos Filippou, he has been the Company's Chairman or its Chief Executive Officer in alternate years since 1989. Previously, he was a Managing Director of the Company from 1977 to 1989. He has been the Chairman of the Board of HQF (Hellenic Quality Foods), a commercial and industrial food products company (formerly known as Kanaki S.A.) owned by him and members of his family, since 1988, the Chairman of the Board of Iofil S.A. ("Iofil"), an industrial, commercial and services company owner by him and members of his family, since 1989, the Chairman of the Board of Vis S.A. ("Vis"), a company listed on the Athens Stock Exchange, controlled by him and members of his family, since 1989, the Chairman of the Board of Agrofil S.A. ("Agrofil"), a real estate development company owned by him and members of his family, since 1991, and the Chairman of the Board of A.E.K. Basketball Club, which is owned by Iofil, since 1995. In addition Mr. Filippou holds interests, directly and indirectly, in these and several other companies. He is the brother of Mr. Kyriakos Filippou. See "Control of Registrant" and "Major Shareholders and Related Party Transactions".

     MR. KYRIAKOS FILIPPOU is currently the Chief Executive Officer and a director of the Company. Pursuant to the arrangement with Mr. Ioannis Filippou, he has been the Company's Chief Executive Officer or its Chairman in alternate years since 1989. Previously, he was a Managing Director of the Company from 1977 to 1989. He has been the Chairman of the Board of Hellenic Biscuit Company S.A., a public company that is listed on The Athens Stock Exchange and that produces and sells biscuits and snacks and distributes bread, and that is controlled by him and members of his family, since 1990, the

Chairman of the Board of Evga, a fruit juice and ice cream producer owned by him and members of his family, since 1992, Chairman of the Board of Dafnos S.A. ("Dafnos"), a services and holding company owned by him and members of his family, since 1991 and Chairman of the Board of Palace S.A. ("Palace"), a service company controlled by him and members of his family, since 1993. In addition Mr. Filippou holds interests, directly and indirectly, in these and several other companies. He is the brother of Mr. Ioannis Filippou. See "Major Shareholders and Related Party Transactions".

     MR. ATHANASSIOS FILIPPOU is a director of the Company, a position he has held since 1994. He has been the Chief Executive Officer and Vice Chairman of HQF since 1988, a director of Agrofil since 1991, the Chief Executive Officer of Iofil from 1992 up to 1997 and Vice Chairman since 1998 onwards, the Chairman of the Board of Aspect Communication Services S.A. ("Aspect"), an advertising company controlled by him and members of his family, since 1993, the Managing Director of A.E.K. Basketball Club since 1999 and the Vice Chairman of Vis since 1999. He is the son of Mr. Ioannis Filippou. See " Major Shareholders and Related Party Transactions ".

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

COMPENSATION OF DIRECTORS AND OFFICERS

     The Company paid an aggregate of EURO 1.8 million ($ 1.9 million) for the year ended December 31, 2002 to its executive officers and directors for services in all capacities. The Company has no stock option, or other stock-based compensation, and no employment agreement with any executive officer.

EMPLOYEES

     The Company had approximately 1,350 full-time employees as of December 31, 2002, substantially all of whom were covered by one of 24 collective bargaining agreements. These agreements, which are renewed every year, generally provide for inflation-indexed wages in addition to productivity-linked wage adjustments. The Company promotes the recruitment, development and retention of appropriately qualified managers and employees. The Company believes that its relationship with its employees is good and the Company has not experienced any work stoppages due to labor unrest in the last five years. Following there is a breakdown of employees by main category of activity.

                                             NUMBER OF EMPLOYEES
                                             -------------------
Production process                                   860
General & Administrative                             176
Selling & Distribution                               314
                                               ------------
                                                   1,350
                                               ------------

ITEM  7 :      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

     MORNOS. The Company purchases plastic yogurt tubs, aluminium yogurt tub tops and other packaging products from Mornos. Mrs. Dimitra Filippou, the wife of Mr. Kyriakos Filippou and companies controlled by Mr. Kyriakos Fillippou and members of his family own 100% of Mornos. Mr. Kyriakos Filippou is the Chairman of the Board of Mornos. The Company's purchases from Mornos totaled EURO 15.1 million ($ 15.8 million), EURO 17.3 million ($ 18.1 million) and EURO 21.1 million ($ 22.1 million) for 2000, 2001 and 2002, respectively.

     VIS. The Company purchases corrugated boxes from Vis, a public company that is listed on The Athens Stock Exchange. Mr. Ioannis Filippou, members of his family and a company owned by them own 55% of Vis and Fage owns 7.1%. Mr. Ioannis Filippou is Chairman and Mr. Athanassios Filippou Vice Chairman of the Board of Vis. The Company's purchases from Vis totaled EURO 3.9 million ($ 4.1 million), EURO 4.6 million ($ 4.8 million) and EURO 2.5 million ($ 2.6 million) for 2000, 2001 and 2002, respectively.

     VIHEP. The Company purchases sugar, cocoa and various other ingredients from Vihep. Mr. Dimitrios Anagnostou, the brother-in-law of Mr. Kyriakos Filippou, owns the 75% of Vihep. The Company's purchases from Vihep totaled EURO
2.8 million ($ 2.9 million), EURO 2.8 million ($ 2.9 million) and EURO 2.7 million ($ 2.8 million) for 2000, 2001 and 2002, respectively.

     EVGA. The Company purchases fresh fruit juices from Evga Holdings S.A. and its subsidiaries, which are owned by Mr. Athanassios-Kyros Filippou, Mrs. Dimitra Filippou and by companies controlled by them and by Mr. Kyriakos Filippou. The Company is the exclusive distributor of Evga's fresh fruit juices in Greece. These products, which bear the EVGA(R)trademark, are purchased by the Company from Evga at a negotiated discounted price and are sold to retailers at a mark-up. Evga retains responsibility for all marketing, advertising and promotion costs. The Company's purchases from Evga totaled EURO 6.5 million ($
6.8 million), EURO 7.4 million ($ 7.8 million) and EURO 8.5 million ($ 8.9 million) for 2000, 2001 and 2002, respectively. The Company believes this arrangement is attractive because it widens the range of products offered to retailers at little incremental cost since the Company utilizes its existing distribution network. In addition, from time to time, the Company sells to Evga various raw materials for its products. The Company's sales to Evga totaled EURO 0.5 million ($ 0.5 million), EURO 0.6 million ($ 0.6 million) and EURO 0.7 million ($ 0.7 million) for 2000, 2001 and 2002, respectively.

     MYRTOS FOODS ("MYRTOS"). Myrtos, which is 100% owned by Mr. Kyriakos Filippou, Mr. Athanassios - Kyros Filippou and a company owned by Mr. Kyriakos Filippou, sold to the Company mainly for 1999 fresh and UHT fruit juices and ice cream produced by Evga. The Company's purchases from Myrtos totaled EURO 0.6 ($
0.6 million), 0 and 0 for 2000, 2001 and 2002, respectively.

     ASPECT. Aspect is an advertising and media agency, associated with J. Galanakis Advertisements S.A. Iofil owns 73.80%, Mr. Ioannis Filippou and members of his family own 23.45% and J. Galanakis Advertisements S.A. owns 2.75%. Mr. Athanassios Filippou is the Chairman of the Board of Aspect. The Media Department of Aspect is engaged in planning, scheduling and buying time and space on television and radio and in publications for all companies controlled by the Filippou family and a number of other companies on a commission basis. The Company believes it benefits from this arrangement because Aspect receives favorable pricing and placement terms due to the large volume of its purchases. In addition, Aspect's Creative and Client Service Departments are engaged in developing advertising and promotional campaigns for several of the Company's products and brands. When Aspect handles a product or brand advertising and/or promotion, it charges the Company an additional commission on the total campaign cost. Billings by Aspect to the Company totaled EURO 13.5 million ($ 14.2 million), EURO 14.2 million ($ 14.9 million) and EURO 17.4 million ($ 18.2 million) for 2000, 2001 and 2002, respectively. Aspect's commissions out of the above were 4% for media planning, scheduling and buying and an additional 12% for handling advertising and promotional campaigns.

     IOFIL. Iofil is 100% owned by Mr. Ioannis Filippou and members of his family. Mr. Ioannis Filippou is Chairman and Mr Athanassios Filippou is Vice Chairman of the Board of Iofil. Iofil is an industrial, commercial and services company and is also the controlling shareholder of Vis. Iofil provides corporate management services to the Company and other companies controlled by the Filippou family. Additionally, since 2002, the Company has purchased from Iofil corrugated boxes which previously had been purchased from Vis. The Company's purchases from Iofil totaled EURO 1.0 million ($ 1.0 million), EURO 1.2 million ($ 1.3 million) and EURO 4.1 million ($ 4.3 million) for 2000, 2001 and 2002, respectively. There is an agreement between the Company and Iofil for the continuation of corporate management services in 2003. Services provided for by such agreement for 2003 will total EURO 3.8 million ($ 4.0 million).

     PALACE. Palace is 100% owned by Mr. Athanasios-Kyros Filippou and a company controlled by Mr. Kyriakos Filippou. Mr. Kyriakos Filippou is Chairman of the Board of Palace and Mr. Athanassios-Kyros Filippou is a director. Palace is a services company and provides corporate management services to other companies controlled by the Filippou family. Services provided for 2000, 2001 and 2002 totaled EURO 1.0 million ($ 1.0 million), EURO 1.4 million ($ 1.5 million) and EURO 1.6 million ($ 1.7 million), respectively. There is an agreement between the Company and Palace for the continuation of such services in 2003. Services provided for by such agreement for 2003 will total EURO 3.2 million ($3.4 million).

     G.S. KOSTAKOPOULOS & ASSOCIATES. The Company engages the law firm G.S. Kostakopoulos & Associates for various legal services, and the firm is advising the Company in connection with the Offering and the Exchange Offer. Mr. Georgios Kostakopoulos, the managing partner of the firm, is the brother-in-law of Messrs. Ioannis and Kyriakos Filippou. Payments by the Company to G.S. Kostakopoulos were approximately EURO 0.1 million ($ 0.1 million), EURO 0.2 million ($ 0.2 million) and EURO 0.3 million ($ 0.3 million) for 2000, 2001 and 2002, respectively.

     IOANNIS NIKOLOU ULP ("IOANNIS NIKOLOU"). Mr. Ioannis Nikolou is the brother-in-law of Mr. Ioannis Filippou and is one of the Company's sales representatives. As such, he buys products from the Company at a discounted price and resells them at a marked-up price, with the difference being retained as his commission. The Company determines the discounts offered to and mark-ups charged by its sales representatives in a uniform manner. Purchases by Ioannis Nikolou from the Company totaled EURO 3.9 million ($ 4.1 million), EURO 3.4 million ($ 3.6 million) and EURO 3.5 million ($ 3.7 million) for 2000, 2001 and 2002, respectively. Ioannis Nikolou derives a standard commission on resales of such purchased products.

     FOODS HELLAS. The Company owns 99.38% of Foods Hellas, a consolidated subsidiary, and the Company's shareholders own the remaining 0.62%. Foods Hellas owns 0.67% of Agroktima.

     ILIATOR. The Company owns 97% of Iliator, a consolidated subsidiary, and the Company's shareholders own the remaining 3%.

COMPENSATION TO FAMILY MEMBERS

     In addition to the relationships described above, certain members of the Filippou family also are employees of the Company or provide various services to the Company. The aggregate compensation paid in this respect to members of the family in 2000, 2001 and 2002 was EURO 2.5 million ($ 2.6 million), EURO 2.8 million ($ 2.9 million) and EURO 7.0 million ($ 7.3 million), respectively. The Company believes that in each case the terms of such arrangements, including the services rendered and the rate of compensation, were comparable to those that would be attainable by the Company in the ordinary course from unaffiliated third parties.

ITEM  8 :      FINANCIAL INFORMATION

LEGAL PROCEEDINGS

     The Company is a party to various lawsuits and arbitration proceedings in the normal course of business. According to the Company's management and its legal advisors, all of the lawsuits will be settled without any material adverse effect on the Company's consolidated financial position or results of operations.

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

     No dividends have been declared during 2000, 2001 and 2002.

     The Indenture under which the Company's Senior Notes were issued restricts the amount of dividends and requires that certain financial tests be satisfied prior to any payments of dividends.

EXPORT SALES

     The Company's export sales made primarily to Western Europe and the United States of America totaled EURO 31.4 million ($ 32.9 million), EURO 35.6 million ($ 37.3 million) and EURO 39.3 million ($ 41.2 million) for 2000, 2001 and 2002, respectively. The above sales represent 5.4%, 6.4% and 7.0% of the total sales volume for 2000, 2001 and 2002, respectively.

ITEM  9 :      THE OFFER AND LISTING

     The Company's capital stock is privately owned. See Item 7-"Control of Registrant". The Company's 9% of Senior Notes due 2007 were offered pursuant to a transaction registered under the Securities Act of 1933, as amended, and trade from time to time in the over-the-counter market. The Company has no information regarding the prevailing prices at which the notes trade.

ITEM 10 :      ADDITIONAL INFORMATION

SHARE CAPITAL

     As of December 31, 2001 the Company's share capital consisted of 7,010,000 common, registered shares of EURO 2.93 par value each. In January 2002 and in order to convert the denomination of the share capital from Greek Drachmae to Euro and round the par value of the shares to the nearest decimal, the share capital was increased through a cash contribution of EURO 0.04 million ($ 0.04 million) (par value of each share increased to EURO 2.94). Furthermore, in June 2002, the share capital was increased by the issuance of 2,600,400 common, registered shares of EURO 2.94 par value each, through the capitalization of the revaluation gains of EURO 7.6 million ($ 8.0 million). Accordingly, at December 31, 2002 the Company's share capital consisted Of 9,610,400 common, registered shares of EURO 2.94 par value each. All shares and per share amounts in the accompanying consolidated financial statements have been restated to give effect to the issuance of these additional shares.

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

ITEM 11 :      QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

INFLATION

     Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations for the periods presented. Greece experienced annual rates of inflation of 3.1%, 3.5% and 3.6% in the years 2000, 2001 and 2002, respectively.

FOREIGN EXCHANGE RATE FLUCTUATION

     Substantially all of the Company's operations are conducted in Greece and, as a result, the Company's operating results depend on the prevailing economic conditions in Greece. Furthermore, substantially all of the Company's revenues are in Euros. The Senior Notes are denominated in dollars and will require the Company to make all principal and interest payments thereon in dollars. As a result, the Company may be subject to significant foreign exchange risks.

      The Company's functional currency is the Euro. At each balance sheet date, all monetary assets and liabilities denominated in other currencies, including the Senior Notes, are adjusted to reflect the then current exchange rate. The resulting decrease or increase is reflected on the Company's income statement as foreign exchange loss or gain.

ITEM  12 :     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

               NOT APPLICABLE

PART   II

ITEM 13 :      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

               NOT APPLICABLE

ITEM 14 :      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
               OF PROCEEDS

               NOT APPLICABLE

ITEM 15        CONTROLS AND PROCEDURES

     An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2002 was carried out by the Company under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Subsequent to the date of the most recent evaluation of the Company's internal controls, there were no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A       AUDIT COMMITTEE FINANCIAL EXPERT

               NOT APPLICABLE

ITEM 16B       CODE OF ETHICS

               NOT APPLICABLE

ITEM 16C       PRINCIPAL ACCOUNTANT FEES AND SERVICES

               NOT APPLICABLE

PART    III

ITEM 17 :      FINANCIAL STATEMENTS

               NOT APPLICABLE

ITEM 18 :     FINANCIAL STATEMENTS AND EXHIBITS

(a)  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                            PAGE
                                                                                            ----

1.   Reports of Independent Auditors                                                      F-1, F-2

2.   Consolidated Balance Sheets as of December 31, 2001 and 2002                           F-3

3.   Consolidated  Statements of Operations for the years ended  December 31, 2000,
     2001, and 2002                                                                         F-5

4.   Consolidated  Statements of  Shareholders'  Equity as of December 31, 2000, 2001,
     and 2002                                                                               F-6

5.   Consolidated  Statements  of Cash Flows for the years ended  December  31,  2000,
     2001 and 2002                                                                          F-7

6.   Notes to Consolidated Financial Statements                                             F-8

     Other schedules are omitted because they are not applicable or because the information required is included in the financial statements or notes thereto.

ITEM 19 :      EXHIBITS

         Exhibit Number                                   Description
----------------------------------------------------------------------------------------------
                1                  Articles  of  incorporation  of Fage Dairy  Industry  S.A.
                                   (incorporated    by   reference   to   Exhibit   3.01   to
                                   Registration Statement on Form F-4 (No 333-6768)
----------------------------------------------------------------------------------------------
                2                  Indenture  dated as of February 11,  1997,  by and between
                                   Fage Dairy  Industry  S.A.  and The Bank of New York,  (as
                                   successor  to IBJ  Schroder  Bank  &  Trust  Company),  as
                                   Trustee  (containing  the form of security)  (incorporated by reference to Exhibit 4.01 to Registration  Statement on
                                   Form F-4 (No 333-6768)
----------------------------------------------------------------------------------------------
                7                  Statement  re  Computation  of Ratio and Earnings to Fixed
                                   Charges
----------------------------------------------------------------------------------------------
                8                  Subsidiaries of Fage Dairy Industry S.A.
----------------------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece.


                                    FAGE DAIRY INDUSTRY S.A.


     Date: March 31, 2003                     By: /s/   Ioannis Filippou
                                                  ------------------------------
                                                         Ioannis Filippou
                                                         Chairman of the Board

     Date: March 31, 2003                     By: /s/   Kyriakos Filippou
                                                  ------------------------------
                                                         Kyriakos Filippou
                                                         Chief Executive Officer
                                                          and Director

     Date: March 31, 2003                     By: /s/   Christos Koloventzos
                                                  ------------------------------
                                                         Christos Koloventzos
                                                         Chief Financial Officer

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES:

     We have audited the accompanying consolidated balance sheet of FAGE DAIRY INDUSTRY S.A. (a Greek corporation) and subsidiaries ("Company") as of December 31, 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of FAGE DAIRY INDUSTRY S.A. and subsidiaries as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated March 27, 2002.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FAGE DAIRY INDUSTRY S.A. and its subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.


                                 ERNST & YOUNG


Athens, Greece,
March 31, 2003

     The audit report of Arthur Andersen, our former independent public accountants, which is set forth below, is included in this Annual Report on Form 20-F for purposes of including the opinion of Arthur Andersen on our financial statements for the years ended December 31, 2000 and 2001. Our financial statements for the fiscal year ended December 31, 2002, have been audited by and are reported on by Ernst & Young on page F-1 of this Annual Report on Form 20-F.

     The audit report set forth below is a copy of the original audit report dated March 27, 2002, rendered by Arthur Andersen that was included in our Annual Report on Form 20-F for 2001 filed on April 1, 2002, and has not been reissued by Arthur Andersen since that date. We are including this copy of the March 27, 2002, Arthur Andersen audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Exchange Act of 1934. Your ability to assert claims against Arthur Andersen based on its report may be limited.


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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FAGE DAIRY INDUSTRY S.A. and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States.


                                 ARTHUR ANDERSEN


Athens, Greece,
March 27, 2002

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2002
                   (AMOUNTS IN 000'S OF EURO AND U.S. DOLLARS)

                                                          2001              2002
                                                        --------    --------------------
                                              NOTES       EUR         EUR        U.S.$
                                            --------    --------    --------    --------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                  2,831       7,866       8,248
Restricted cash                                           15,298           0           0
Marketable securities                           3          3,251       3,116       3,267
Accounts receivable                             4         71,881      80,463      84,365
Less: Allowance for doubtful accounts           4         (6,951)     (7,453)     (7,814)
                                                        --------    --------    --------
                                                          64,930      73,010      76,551

Due from related companies                      5          1,755       1,587       1,663
Inventories                                     6         23,861      23,482      24,621
                                                        --------    --------    --------

      TOTAL CURRENT ASSETS                               111,926     109,061     114,350
                                                        --------    --------    --------

INVESTMENTS AND OTHER ASSETS
Investments in and advances to affiliates       7          3,624       2,433       2,551
Other non-current assets                        8            806       1,653       1,733
                                                        --------    --------    --------
                                                           4,430       4,086       4,284
                                                        --------    --------    --------

PROPERTY, PLANT AND EQUIPMENT                   9
Cost                                                     138,547     154,824     162,333
Less: Accumulated depreciation                           (56,069)    (63,420)    (66,496)
                                                        --------    --------    --------
                                                          82,478      91,404      95,837
                                                        --------    --------    --------

BORROWING COSTS                                 1
Cost                                                       3,334       3,334       3,495
Less: Accumulated amortization                            (2,119)     (2,453)     (2,571)
                                                        --------    --------    --------
                                                           1,215         881         924
                                                        --------    --------    --------

GOODWILL, RESULTING FROM CONSOLIDATED
  SUBSIDIARIES                                 10          6,677       9,383       9,838
                                                        --------    --------    --------

TOTAL ASSETS                                             206,726     214,815     225,233
                                                        ========    ========    ========

     Exchange rate used for the convenience translation of the December 31, 2002, Euro amounts: U.S.$ 1.0485 to EUR 1.00

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2002
       (AMOUNTS IN 000'S OF EURO AND U.S. DOLLARS EXCEPT PER SHARE DATA )

                                                                   2001              2002
                                                                 --------    --------------------
                                                      NOTES        EUR         EUR        U.S.$
                                                     --------    --------    --------    --------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable                                             37,020      48,211      50,549
Short-term borrowings                                   11         30,896       5,838       6,120
Current maturities of long-term debt                    12          1,234           0           0
Due to related companies                                 5          4,580       7,850       8,231
Income taxes payable                                    14          4,019       6,512       6,828
Deferred income taxes                                   14          1,083       6,685       7,010
Other current liabilities                               15          8,328       9,598      10,063
                                                                 --------    --------    --------

      TOTAL CURRENT LIABILITIES                                    87,160      84,694      88,801
                                                                 --------    --------    --------

LONG-TERM LIABILITIES
Long-term debt, net of current maturities              12,13      103,522      87,407      91,647
Staff retirement indemnities                            16          1,199       1,401       1,469
Other long-term liabilities                                         2,560       3,079       3,228
Deferred income taxes                                   14          5,539       9,616      10,082
                                                                 --------    --------    --------
                                                                  112,820     101,503     106,426
                                                                 --------    --------    --------

MINORITY INTERESTS                                                    162          52          55
                                                                 --------    --------    --------

CONTINGENCIES AND COMMITMENTS                           22

SHAREHOLDERS' EQUITY
Share capital, nominal value EUR 2,93
    each at December 31, 2001 and EUR 2,94 each
    at December 31, 2002, (7,010,000 and 9,610,400
    shares authorised, issued and outstanding
    at December 31, 2001 and 2002, respectively)        17         20,572      28,254      29,624
Reversal of revaluation gains                           17        (14,751)    (22,396)    (23,482)
Retained earnings                                                   1,019      23,078      24,197
Accumulated other comprehensive income                               (256)       (370)       (388)
                                                                 --------    --------    --------
                                                                    6,584      28,566      29,951
                                                                 --------    --------    --------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                                            206,726     214,815     225,233
                                                                 ========    ========    ========

     Exchange rate used for the convenience translation of the December 31, 2002, Euro amounts: U.S.$ 1.0485 to EUR 1.00

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
  (AMOUNTS IN 000'S OF EURO AND U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                           2002
                                                                        2000          2001       ------------------------
                                                          NOTES         EUR           EUR           EUR          U.S.$
                                                       ----------    ----------    ----------    ----------    ----------
Net sales                                                 1,20          280,089       303,771       331,308       347,376
Cost of sales                                               9          (184,588)     (195,335)     (207,316)     (217,371)
                                                                     ----------    ----------    ----------    ----------

Gross profit                                                             95,501       108,436       123,992       130,005

Selling, general and
  administrative expenses                                 9,21          (74,794)      (83,508)      (95,197)      (99,814)
Impairment loss                                           1,10           (2,456)       (3,674)            0             0
                                                                     ----------    ----------    ----------    ----------

Income from operations                                                   18,251        21,254        28,795        30,191

Interest expense                                       1,11,12,13       (11,251)      (11,693)      (10,483)      (10,991)
Foreign exchange gains
  (losses), net                                             1           (10,915)       (5,235)       18,428        19,322
Losses on equity investee                                   7              (200)         (303)       (1,197)       (1,255)
Other income (expenses), net                               13            (5,368)        1,576         1,305         1,368
                                                                     ----------    ----------    ----------    ----------

Income (loss) before income taxes
  and minority interests                                                 (9,483)        5,599        36,848        38,635
Provision for income taxes                                1,14               80        (5,270)      (14,900)      (15,622)
                                                                     ----------    ----------    ----------    ----------

Income (loss) before minority interests                                  (9,403)          329        21,948        23,013

Minority interests                                                           74            13           111           116
                                                                     ----------    ----------    ----------    ----------

NET INCOME (LOSS)                                                        (9,329)          342        22,059        23,129
                                                                     ==========    ==========    ==========    ==========

INCOME (LOSS) PER SHARE, BASIC AND DILUTED                  1             (1.12)         0.04          2.65          2.78
                                                                     ==========    ==========    ==========    ==========

WEIGHTED AVERAGE NUMBER OF SHARES, BASIC AND DILUTED                  8,310,200     8,310,200     8,310,200     8,310,200
                                                                     ==========    ==========    ==========    ==========

  Exchange rate used for the convenience translation of the December 31, 2002, Euro amounts: U.S.$ 1.0485 to EUR 1.00

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                   (AMOUNTS IN 000'S OF EURO AND U.S. DOLLARS)

                                                                                                RETAINED EARNINGS (DEFICIT)
                                                                                         -----------------------------------------
                                                                                          LEGAL, TAX
                                                                           REVERSAL OF     FREE AND
                                               COMPREHENSIVE     SHARE     REVALUATION   EXTRAORDINARY     ACCUMULATED
                                                   INCOME       CAPITAL       GAINS        RESERVES          DEFICIT        TOTAL
                                               -------------    -------    -----------   -------------    -------------    -------
BALANCE, DECEMBER 31, 1999                                       20,572        (14,751)         16,099           (6,093)    10,006

  Net loss for the year                               (9,329)         0              0               0           (9,329)    (9,329)

  Transfer of statutory earnings to legal,
     tax free and extraordinary reserves                              0              0           2,504           (2,504)         0

  Unrealized losses on marketable securities           1,304          0              0               0                0          0
                                               -------------

  Comprehensive income                                (8,025)
                                               =============
                                                                -------    -----------   -------------    -------------    -------

BALANCE, DECEMBER 31, 2000                                       20,572        (14,751)         18,603          (17,926)       677
                                                                =======    ===========   =============    =============    =======

  Net income for the year                                342          0              0               0              342        342

  Transfer of statutory earnings to legal,
     tax free and extraordinary reserves                              0              0             913             (913)         0

  Unrealized losses on marketable securities            (256)         0              0               0                0          0
                                               -------------

  Comprehensive income                                    86
                                               =============

                                                                -------    -----------   -------------    -------------    -------

BALANCE, DECEMBER 31, 2001                                       20,572        (14,751)         19,516          (18,497)     1,019
                                                                =======    ===========   =============    =============    =======

  Increase in share capital through
   the capitalization of revaluation
   gains                                                          7,645         (7,645)              0                0          0

  Increase in share capital through
    cash contribution                                                37              0               0                0          0

  Net income for the year                             22,059          0              0               0           22,059     22,059

  Transfer of statutory earnings to legal,
     tax free and extraordinary reserves                              0              0           4,415           (4,415)         0

  Foreign currency translation                            35          0              0               0                0          0

  Unrealized losses on marketable securities            (149)         0              0               0                0          0
                                               -------------

  Comprehensive income                                21,945
                                               =============
                                                                -------    -----------   -------------    -------------    -------
BALANCE, DECEMBER 31, 2002                                       28,254        (22,396)         23,931             (853)    23,078
                                                                =======    ===========   =============    =============    =======


                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                   (AMOUNTS IN 000'S OF EURO AND U.S. DOLLARS)

                                                ACCUMULATED
                                                   OTHER
                                               COMPREHENSIVE     GRAND
                                                  INCOME         TOTAL
                                               -------------    -------
BALANCE, DECEMBER 31, 1999                            (1,304)    14,523

  Net loss for the year                                    0     (9,329)

  Transfer of statutory earnings to legal,
     tax free and extraordinary reserves                   0          0

  Unrealized losses on marketable securities           1,304      1,304

  Comprehensive income
                                               -------------    -------

BALANCE, DECEMBER 31, 2000                                 0      6,498
                                               =============    =======

  Net income for the year                                  0        342

  Transfer of statutory earnings to legal,
     tax free and extraordinary reserves                   0          0

  Unrealized losses on marketable securities            (256)      (256)

  Comprehensive income
                                               -------------    -------

BALANCE, DECEMBER 31, 2001                              (256)     6,584
                                               =============    =======

  Increase in share capital through
   the capitalization of revaluation
   gains                                                   0          0

  Increase in share capital through
    cash contribution                                      0         37

  Net income for the year                                  0     22,059

  Transfer of statutory earnings to legal,
     tax free and extraordinary reserves                   0          0

  Foreign currency translation                            35         35

  Unrealized losses on marketable securities            (149)      (149)

  Comprehensive income

                                               -------------    -------
BALANCE, DECEMBER 31, 2002                              (370)    28,566
                                               =============    =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                   (AMOUNTS IN 000'S OF EURO AND U.S. DOLLARS)

                                                                                            2002
                                                            2000         2001      ----------------------
                                                            EUR          EUR          EUR         U.S.$
                                                         ---------    ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                           (9,329)         342       22,059       23,129
Adjustments to reconcile to net cash
    provided by operating activities:
    Depreciation and amortization                            8,781        8,659        8,468        8,879
    Impairment loss                                          2,456        3,674            0            0
    Deferred income taxes                                     (810)       2,329        9,679       10,148
    Provision for personnel retirement cost                    564          591          404          423
    Provision for doubtful accounts receivable               1,467          531        1,171        1,228
    Minority interests                                         (74)         (13)        (111)        (116)
    Gain from sale of property, plant & equipment             (258)        (174)        (227)        (238)
    (Gain) loss from marketable securities                   8,869           (2)           0            0
    Gain from Senior Notes repayment                          (876)           0            0            0
    Unrealised foreign exchange (gains) losses               8,545        5,362      (16,558)     (17,361)
    Losses on equity investee                                  200          303        1,197        1,255

    (Increase) Decrease in:
    Accounts receivable                                     (4,287)      (9,597)      (9,251)      (9,700)
    Due from related companies                                 574         (359)         168          176
    Inventories                                             (1,090)      (2,391)         379          398
    Increase (Decrease) in:
    Trade accounts payable                                   1,092        4,081       11,191       11,734
    Due to related companies                                   395           14        3,270        3,428
    Income taxes payable                                      (274)         372        2,493        2,614
    Other current liabilities                                  964         (337)       1,686        1,768
    Payment of staff retirement indemnities                   (514)        (491)        (201)        (211)
    Increase in other non-current assets                      (113)        (273)        (847)        (888)
    Increase (decrease) in other long-term liabilities        (413)       2,290          519          545
                                                         ---------    ---------    ---------    ---------
NET CASH FROM OPERATING ACTIVITIES                          15,869       14,911       35,489       37,211
                                                         ---------    ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditure for property, plant & equipment      (10,712)     (11,281)     (18,964)     (19,883)
  Proceeds from sale of fixed assets                           752        1,679        2,131        2,234
  Proceeds from subsidies/grants                                75          440            0            0
  Investments in and advances to affiliates                 (4,039)      (5,547)      (2,823)      (2,960)
  Net change in restricted cash                             (8,233)      (7,065)      15,298       16,040
  Purchase of marketable securities                           (440)      (1,261)         (14)         (15)
  Proceeds from sale of marketable securities                    0           27            0            0
                                                         ---------    ---------    ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES                      (22,597)     (23,008)      (4,372)      (4,584)
                                                         ---------    ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in short-term borrowings                       15,029        8,951      (24,835)     (26,040)
  Repayment of long-term debt                               (1,350)      (1,326)      (1,242)      (1,302)
  Repayment of Senior Notes                                (15,619)           0            0            0
  Increase of share capital                                      0            0           37           39
                                                         ---------    ---------    ---------    ---------
NET CASH FROM (USED IN) FINANCING ACTIVITIES                (1,940)       7,625      (26,040)     (27,303)
                                                         ---------    ---------    ---------    ---------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                         77         (144)         (42)         (45)
                                                         ---------    ---------    ---------    ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS        (8,591)        (616)       5,035        5,279
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR              12,038        3,447        2,831        2,969
                                                         ---------    ---------    ---------    ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                     3,447        2,831        7,866        8,248
                                                         =========    =========    =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
  - interest, net of amounts capitalized                    10,902       10,991       10,770       11,292
  - income taxes                                             1,016        2,579        2,727        2,859

  Exchange rate used for the convenience translation of the December 31, 2002, Euro amounts: U.S.$ 1.0485 to EUR 1.00

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

       (AMOUNTS IN ALL TABLES AND NOTES ARE PRESENTED IN THOUSANDS OF EURO
                            UNLESS OTHERWISE STATED)

BUSINESS INFORMATION:

     Fage Dairy Industry S.A., a corporation organized under the laws of the Hellenic Republic (also known as Greece), is the successor to a business founded in Athens in 1926 by the family of Mr. Athanassios Filippou, the father of the current shareholders, Messrs. Ioannis and Kyriakos Filippou. References to the "Company" or "Fage" include, unless the contents indicate otherwise, Fage Dairy Industry S.A. and its consolidated subsidiaries.

     Through its extensive distribution network, the Company sells a wide range of branded dairy products, including yogurt and dairy desserts, milk and milk cream and cheese. All operating activities are conducted in Greece and the Company's products are sold under the FAGE(R) trademark.

     No single customer accounted for more than 10% of the consolidated net sales during the years ended December 31, 2000, 2001 and 2002.

1.   SIGNIFICANT ACCOUNTING POLICIES:

     a) PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements of the Company include the accounts of Fage Dairy Industry S.A. and its majority owned subsidiaries: Foods Hellas S.A. (99.38%), Voras S.A. (100%), Xylouris S.A. (68%), Ellenica S.r.l. (88.87%),
          Agroktima Agios Ioannis S.A. (99.996%), Iliator S.A. (97%), Fage USA Corp. (100%) and Zagas S.A. (99.988%). In addition, the consolidated financial statements for the years ended December 31, 2000 and 2001, include the accounts of Pindos S.A. (100%) and Tamyna S.A. (100%) which subsidiaries were merged into Fage Dairy Industry S.A. during fiscal year 2002. (See Note 10). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

          The Company's investments in unconsolidated (20%-50%) companies for which Fage exercises significant influence are accounted for using the equity method. Under this method the investment is carried at cost, plus or minus the Company's equity in all increases and decreases in the investee's net assets after the date of acquisition. All material intercompany unrealized gains and losses have been reversed from investee's net assets.

          Investments of less than 20% ownership, where Fage does not exercise significant influence, are accounted for at cost and adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary.

     b) BASIS OF FINANCIAL STATEMENTS: The Company maintains its accounting records and publishes its statutory financial statements following Greek tax and corporate regulations and has made certain adjustments to these records to present the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

     c) USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

     d) FOREIGN CURRENCY TRANSLATION: Effective January 1, 2001 and pursuant to the Treaty for the European Union, Greece joined the Economic and Monetary Union (E.M.U.). Accordingly, the rate for the Greek Drachmae
          (GRD) against the Euro was fixed at GRD 340.75 to Euro 1.00. Effective January 1, 2002, the official currency for all E.M.U. member states is the Euro. Accordingly, as of January 1, 2002, Fage's functional currency is the Euro. Transactions involving other currencies are converted into Euro (or Greek Drachmae through December 31, 2001), using the exchange rates, which are in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates.

          Gains or losses resulting from foreign currency remeasurement are reflected in the accompanying consolidated statements of operations.

          Of the foreign exchange gains (losses), net, shown in the accompanying consolidated statements of operations, losses of EURO 8,690 and EURO 5,165 for 2000 and 2001, respectively and gains of EURO 16,527 for 2002, relate to year-end remeasurement. Included in foreign exchange gains (losses), net, for 2000, 2001 and 2002 are amounts of EURO (9,738), EURO (5,414) and EURO 16,343, respectively, relating to unrealized foreign exchange gains (losses) of Senior Notes referred to in Note 13.

          The functional currency of the Company's wholly owned subsidiary, Fage USA Corp., is the U.S. Dollar. Accordingly, all balance sheet accounts of this subsidiary are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate of exchange prevailing during the year. Cumulative translation gains and losses are reported as cumulative translation adjustment in "Accumulated Other Comprehensive Income", a separate component of shareholders' equity. Transaction gains or losses are reported in the consolidated statements of operations.

     e) PRODUCT DEVELOPMENT COSTS: Product development costs are expensed as incurred.

     f) ADVERTISING COSTS: All advertising costs are expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of operations. Advertising costs for the years ended December 31, 2000, 2001 and 2002, were EURO 17,130, EURO 17,281 and EURO 22,147, respectively.

     g) BORROWING COSTS: The expenses incurred in connection with the issuance and distribution of the Senior Notes issued on February 11, 1997, (see
          Note 13), including underwriting commissions, were capitalized as deferred charges and are being amortized on a straight-line basis over the term of the Senior Notes. Amortization for 2000, 2001 and 2002 totaled EURO 333 for each of the above years and is included in interest expense in the accompanying 2000, 2001 and 2002 consolidated statements of operations.

     h) IMPAIRMENT OF LONG-LIVED ASSETS: The U.S. Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long lived assets and supercedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". The Company adopted SFAS No. 144 as of January 1, 2002, without any effect on the Company's financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset.

     i) GOODWILL: Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding 20 years. Effective with the adoption of SFAS No. 142 on January 1, 2002, the Company is no longer amortizing goodwill, and is instead testing it for impairment at least annually. See Note 10 for further information regarding the adoption of this standard and the related goodwill tests.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

     j) PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost, net of subsidies provided by the Greek State, plus interest costs incurred during periods of construction based upon the weighted average borrowing rate. Repairs and maintenance costs are expensed as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the consolidated statements of operations. For statutory reporting purposes, the Company was obliged to revalue its property, plant and equipment at various dates following the provisions of the respective mandatory tax laws. These revaluations have been reversed in the consolidated financial statements, after giving effect to the related deferred income taxes. The reversal of the net revaluation gains is reflected as a separate component of shareholders' equity.

     k) DEPRECIATION: Depreciation is computed based on the straight-line method at rates, which approximate average economic useful lives.

          The rates used are as follows:

         CLASSIFICATION                     ANNUAL RATES
         --------------                     -------------
         Buildings                               3%
         Machinery and equipment                 7%
         Transportation equipment             12% - 15%
         Furniture and fixtures                 15%

     l) INVENTORIES: Inventories are stated at the lower of cost or market value. Cost includes all costs incurred in bringing inventories to their current location and state of manufacture and comprises raw materials, labor, an applicable amount of production overhead and packaging. The cost of raw materials and finished goods are determined based on a first-in, first-out basis.

     m) MARKETABLE SECURITIES: The Company has investments in equity securities, which are traded on the Athens Stock Exchange. These investments have been classified as available for sale and are carried at their fair market value with the unrealized holding gains and losses reflected under Accumulated Other Comprehensive Income in Shareholders' Equity. As the significant downturn in the Athens Stock Exchange during fiscal year 2000 was judged to be other than temporary, the unrealized loss at December 31, 2000, was accounted for as a realized loss and is included in other income (expenses), net in the accompanying 2000 consolidated statement of operations, rather than a separate component in shareholders equity. There were no similar losses in 2001 and 2002.

     n) REVENUE RECOGNITION: The Company recognizes revenues, net of trade discounts and sales incentives, upon shipment of goods when title and risk of loss pass to customers. Shipping and handling costs are classified as part of selling, general and administrative expenses. Such costs for the years ended December 31, 2000, 2001 and 2002 amounted to EURO 25,892, EURO 30,119, EURO 34,347, respectively. Effective January 1, 2002, the Company adopted the Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products". Prior period consolidated statements of operations have been reclassified to reflect the adoption. The adoption resulted in reflecting trade support actions that are generally invoiced to the Company by customers as a deduction of sales rather than selling expenses. Accordingly, net revenues were reduced by EURO 7,409, EURO 14,474 and EURO 19,441 for the years ended December 31, 2000, 2001 and 2002, respectively. In addition, distribution costs incurred by the Company and provided to distributors as an allowance on sales were reflected as selling expenses. Accordingly, selling, general and administrative expenses increased by EURO 20,439, EURO 23,816 and EURO 27,298 for the years ended December 31, 2000, 2001 and 2002, respectively with a corresponding increase in net revenues for the respective years.

     o) CASH AND CASH EQUIVALENTS: For purposes of the consolidated statements of cash flows, the Company considers time deposits and certificates of deposits with original maturities of three months or less to be cash equivalents.

     p) RESERVE FOR STAFF RETIREMENT INDEMNITIES: Staff retirement obligations are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end, based on the employees earning retirement benefit rights steadily throughout the working period. Retirement obligations are calculated on the basis of financial and actuarial assumptions detailed in Note 16. Net pension costs for the period are included in payroll in the accompanying consolidated statements of operations and consist of the present value of benefits earned in the year, interest cost on the benefit obligation, prior service cost, actuarial gains

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

          or losses and any additional pension charges. Prior service costs are recognized on a straight-line basis over the average remaining service period of the employees expected to receive benefits under the plan. Unrecognized gains or losses are recognized over the average remaining service period of active employees and included as a component of net pension cost for a year if, as of the beginning of the year, it exceeds 10% of the projected benefit obligation. The retirement benefit obligations are not funded.

     q) INCOME TAXES: Income taxes have been accounted for using the liability method in accordance with SFAS No. 109 "Accounting for Income Taxes". Deferred income taxes have been provided for the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities using enacted rates in effect during the years the differences are expected to reverse. Valuation allowances are recorded to reduce tax assets when it is more likely than not that a tax benefit will not be realized.

     r) CONCENTRATIONS OF CREDIT RISKS: Concentrations of credit risks are limited with respect to receivables due to the large number of customers comprising the Company's customer base. At December 31, 2001 and 2002, approximately EURO 6,178 and EURO 5,871, respectively (9.5% and 8.0% of net accounts receivable, respectively) was due from a group of supermarkets. The Company generally does not require collateral or other security to support customer receivables.

     s) ACCOUNTS RECEIVABLE CREDIT AND COLLECTION: The Company has established criteria for granting credit to customers, which are generally based upon the size of the customer's operations and consideration of relevant financial data. Business is generally conducted with such customers under normal terms with collection expected within sixty days after shipment. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. The balance of such allowance for doubtful accounts is appropriately adjusted by recording a charge to the consolidated statement of operations of the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. It is the Company's policy not to write-off an account until all possible legal action has been exhausted. During 2000 and 2002, delinquent accounts were written-off against the existing allowance for doubtful accounts of EURO 1,236 and EURO 669 (see also Note 4). During 2001 no delinquent accounts were written-off.

     t) EARNINGS PER SHARE: Basic and dilutive earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each year. There were no dilutive securities outstanding during any of the years presented.

     u) SEGMENT REPORTING: SFAS No. 131, "Disclosures about Segments of an Enterprise and related information " requires certain disclosures about business segments of an enterprise, if applicable. The Company produces dairy products and operates primarily in Greece. Due to the nature of the products and the manner in which they are marketed to customers, the chief operating decision makers operate and manage the business as one business segment. Accordingly, no operating results by individual or group of products are produced and neither are the Company's assets and liabilities analyzed by various product groups. Certain information maintained for sales exported to Western European countries and the United States of America is included in Note 20 below.

     v) DERIVATIVE FINANCIAL INSTRUMENTS: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 as amended by SFAS No. 138, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. During fiscal years 2000, 2001 and 2002, the Company did not engage in any transaction with derivative instruments or have any hedging activities.

     w) RECENT ACCOUNTING PRONOUNCEMENTS: Recent Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board ("FASB") are summarized as follows:

            (i) SFAS No. 143, "Accounting for Asset Retirement Obligations",
                relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not determined the impact, if any, that the adoption of this statement will have on the Company's results of operations or financial position.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

           (ii) SFAS No. 145, In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, Amendment of FASB Statement No. 13, and Technical Corrections", which is effective for fiscal years beginning after May 15, 2002. This statement requires most gains and losses from extinguishment of debt to be presented as a gain or loss from continuing operations rather than as an extraordinary item. Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations, Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" will now be used to classify those gains and losses. This Statement also amends FASB No. 13, which requires that certain capital lease modifications be treated as a sale-leaseback transaction. As of 2002, the Company adopted SFAS No. 145 with respect to the presentation of gains or losses from continuing operations rather than as an extraordinary item. The adoption of SFAS No. 145 had no effect on the Company's consolidated financial statements.

          (iii) SFAS No. 146, In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring", and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS No. 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS No. 146 is applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Company will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS No. 146 could result in the Company recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

           (iv) FASB Interpretation No. 45 ("FIN No 45"), In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other ". FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are affective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN No. 45 is not expected to have a significant effect on the Company's consolidated financial statements.

     x) PRESENTATION CHANGES: Certain reclassifications have been made to the 2000 and 2001 consolidated financial statements to conform to the presentation in the 2002 consolidated financial statements.

2.   TRANSLATIONS OF EURO AMOUNTS INTO U.S. DOLLARS:

          As explained in Note 1 (d), effective January 1, 2002, the Company's measurement and reporting currency is the Euro. The translations of the Euro amounts into U.S. Dollars at the rate of US $ 1.0485 to EURO 1.00 are included solely for the convenience of the reader. This U.S. $ convenience exchange rate is computed based on the noon buying rate in New York City for cable transfers in Euro, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. The convenience translation should not be construed as representations that the Euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

3.   MARKETABLE SECURITIES:

          Equity securities at December 31, 2001 and 2002, include: (a)
     EURO 1,841 and EURO 1,150 respectively, representing the market value of 139,141 preferred and 210,719 common shares as at December 31, 2001 and 139,831 preferred and 212,849 common shares as at December 31, 2002, of Vis S.A. (a related company ) representing approximately 7.0% and 7.1% at the respective dates, of the authorized, issued and outstanding shares as of those dates, and (b) EURO 1,410 and EURO 1,966 representing the market value of 300,000 shares as at December 31, 2001 and 420,000 shares as at December 31, 2002, of Hellenic Biscuit Company (a related company) representing approximately 0.9%, on both dates, of Hellenic Biscuit Company's authorized, issued and outstanding shares.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

     The above-mentioned investments have been classified as available for sale and are carried at their fair market value with the difference in the market values reflected in shareholders' equity. At December 31, 2001 and 2002, the cost of these investments in equity securities was EURO 3,507 and EURO 3,521, respectively.

          Proceeds from the sale of equity securities of the above mentioned companies for 2001, totaled EURO 27 while the resulting gross gains recognized in the consolidated statements of operations totaled EURO 2 for 2001. There were no sales of equity securities in 2000 and 2002.

          The change in net unrealized holding loss on available for sale equity securities totaled EURO 7,565 in 2000, EURO 256 in 2001 and EURO 149 in 2002.

          As the significant downturn in the Athens Stock Exchange during fiscal year 2000 was judged to be other than temporary, the unrealized loss at December 31, 2000, was accounted for as a realized loss and is included in other income (expenses), net in the accompanying 2000 consolidated statement of operations, rather than a separate component in shareholders equity. During fiscal years 2001 and 2002, the Athens Stock Exchange did not experience a similar downturn effect as that of fiscal year 2000.

4.   ACCOUNTS RECEIVABLE:

     Accounts receivable are analyzed as follows:

                                                       2001          2002
                                                     -------       -------
       TRADE:
       - In Euro                                      57,058        64,882
       - In foreign currencies                         4,118         3,197
                                                     -------       -------
                                                      61,176        68,079
       - Less: allowance for doubtful accounts        (3,098)       (3,292)
                                                     -------       -------
                                                      58,078        64,787
                                                     -------       -------

       OTHER:
       - Value added tax                               2,594         4,486
       - Prepaid taxes, other than income taxes          952         1,022
       - Prepaid expenses                                190           590
       - Custom brokers                                  128           181
       - Advances to suppliers                         5,300         4,855
       - Various debtors                               1,541         1,250
                                                     -------       -------
                                                      10,705        12,384

       - Less: allowance for doubtful accounts        (3,853)       (4,161)
                                                     -------       -------
                                                       6,852         8,223
                                                     -------       -------
                                                      64,930        73,010
                                                     =======       =======

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

          The movement of the allowance for doubtful accounts during the years ended December 31, 2000, 2001 and 2002, was as follows:

                                                      TRADE       OTHER         TOTAL
                                                    ---------   ---------     ---------
       Balance at December 31, 1999                   2,532        2,422         4,954

       Balance from newly acquired subsidiary             -          968           968
       Charge for 2000                                  602        1,132         1,734
       Written-off in 2000                             (251)        (985)       (1,236)
                                                    -------     --------      --------
       Balance at December 31, 2000                   2,883        3,537         6,420
       Charge for 2001                                  215          316           531
                                                    -------     --------      --------
       Balance at December 31, 2001                   3,098        3,853         6,951

       Charge for 2002                                  194          977         1,171
       Written-off in 2002                                -         (669)         (669)
                                                    -------     --------      --------

       Balance at December 31, 2002                   3,292        4,161         7,453
                                                    =======     ========      ========

     The Company, during 2000 and 2002 wrote-off accounts receivable and other debtors aggregating to EURO 1,236 and EURO 669, respectively against the existing allowance as all possible legal action was exhausted. There was no write-off of accounts receivable during 2001.

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

          Account balances with related companies are as follows:

                                            2001         2002
                                           -----        -----
       Due from:
       - Ioannis Nikolou ULP               1,254        1,214
       - Sideris & Co                        367          367
       - Bizios S.A.                         134            -
       - Vis S.A.                              -            6
                                           -----        -----
                                           1,755        1,587
                                           =====        =====

       Due to:
       - Aspect S.A.                       1,309        3,669
       - Mornos S.A.                       1,677        2,263
       - Iofil S.A.                           80          729
       - Palace S.A.                         230          433
       - Vihep S.A.                          336          329
       - Evga S.A.                           368          168
       - Vis S.A.                            580            -
       - Bizios S.A.                           -          259
                                           -----        -----
                                           4,580        7,850
                                           =====        =====

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

          Transactions with related companies for 2000, 2001 and 2002 are analyzed as follows:

                                           PURCHASES                   SALES
                                     FROM RELATED PARTIES        TO RELATED PARTIES
                                   ------------------------   ------------------------
                                    2000     2001     2002     2000     2001     2002
                                   ------   ------   ------   ------   ------   ------
      Inventories, materials and
      supplies                     32,829   33,617   40,191    5,382    5,043    4,317
      Advertising and media        13,454   14,227   17,410        -        -        -
      Commercial services           2,398    2,774    3,027        -        -        -
                                   ------   ------   ------   ------   ------   ------
                                   48,681   50,618   60,628    5,382    5,043    4,317
                                   ======   ======   ======   ======   ======   ======

          Purchases of inventories, materials and supplies, represent approximately 18%, 19% and 22% of Fage's total purchases for 2000, 2001 and 2002, respectively.

          Advertising, media buying and commercial services represent approximately 93%, 85% and 73% of Fage's total advertising and commercial costs for 2000, 2001 and 2002, respectively.

          MORNOS. The Company purchases plastic yogurt tubs, aluminium yogurt tub tops and other packaging products from Mornos. Mr. Kyriakos Filippou, members of his family and companies controlled by them own 100% of Mornos. Mr Kyriakos Filippou is the Chairman of the Board of Mornos. The Company's purchases from Mornos totaled EURO 15,099, EURO 17,321 and EURO 21,062 for 2000, 2001 and 2002, respectively.

          VIS. The Company purchases corrugated boxes from Vis, a public company that is listed on The Athens Stock Exchange. Mr. Ioannis Filippou, members of his family and a company owned by them own 59.3% of Vis and Fage owns 7.0%. Mr. Ioannis Filippou is Chairman and Mr. Athanassios Filippou Vice Chairman of the Board of Vis. The Company's purchases from Vis totaled EURO 3,888, EURO 4,646 and EURO 2,538 for 2000, 2001 and 2002, respectively.

          VIHEP. The Company purchases sugar, cocoa and various other ingredients from Vihep. Mr. Dimitrios Anagnostou, the brother-in-law of Mr. Kyriakos Filippou, owns 55%, and a company owned by Mr. Kyriakos Filippou and members of his family owns 20% of Vihep. The Company's purchases from Vihep totaled EURO 2,759, EURO 2,770 and EURO 2,704 for 2000, 2001 and 2002, respectively.

          EVGA. Evga, which is 100% owned by Mr. Kyriakos Filippou, members of his family and a company owned by them, produces fresh and UHT fruit juices and ice cream which are sold to the Company. Mr Kyriakos Filippou is Chairman of the Board of Evga and Mr. Athanassios-Kyros Filippou is its Chief Executive Officer. The Company is the exclusive distributor of Evga's fresh fruit juices in Greece. These products, which bear the EVGA(R) trademark, are purchased by the Company from Evga at a negotiated discounted price and are sold to retailers at a mark-up. Evga retains responsibility for all marketing, advertising and promotion costs. The Company's purchases from Evga totaled EURO 6,512, EURO 7,360 and EURO 8,474 for 2000, 2001 and 2002, respectively. In addition, from time to time, the Company sells to Evga various raw materials for its products. The Company's sales to Evga totaled EURO 514, EURO 610 and EURO 683 for 2000, 2001 and 2002, respectively.

          ASPECT. Aspect is an advertising and media agency, associated with J. Galanakis Advertisements S.A. Iofil owns 70.6%, Mr. Ioannis Filippou and members of his family own 19.6% and J. Galanakis Advertisements S.A. owns 9.8%. Mr. Athanassios Filippou is the Chairman of the Board of Aspect. The Media Department of Aspect is engaged in planning, scheduling and buying time and space on television and radio and in publications for all companies controlled by the Filippou family and a number of other companies on a commission basis. In addition, Aspect's Creative and Client Service Departments are engaged in developing advertising and promotional campaigns for several of the Company's products and brands. When Aspect handles a product or brand advertising and/or promotion, it charges the Company an additional commission on the total campaign cost. Billings by Aspect to the Company totaled EURO 13,454, EURO 14,227 and EURO 17,410 for 2000, 2001 and 2002, respectively. Aspect's commissions out of the above were 4% for media planning, scheduling and buying and an additional 12% for handling advertising and promotional campaigns.

          IOFIL. Iofil is 100% owned by Mr. Ioannis Filippou and members of his family. Mr. Ioannis Filippou is

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

     Chairman and Mr Athanassios Filippou is Vice Chairman of the Board of Iofil. Iofil is an industrial, commercial and services company and is also the controlling shareholder of Vis. Iofil provides corporate management services to the Company and other companies controlled by the Filippou family. Additionally, since 2002, the Company purchases from Iofil corrugated boxes which for 2000 and 2001 have been through Vis. The Company's purchases from Iofil totaled EURO 1,027, EURO 1,174 and EURO 4,122 for 2000, 2001 and 2002, respectively.

          PALACE. Palace is 100% owned by Mr. Kyriakos Filippou and a company owned by him and members of his family. Mr. Kyriakos Filippou is Chairman of the Board of Palace and Mr. Athanassios-Kyros Filippou is a director. Palace is a services company and provides corporate management services to other companies controlled by the Filippou family. Pursuant to an agreement with the Company, continuing in 2003, Palace will provide the Company with corporate management services. Services provided for 2000, 2001 and 2002 totaled EURO 998, EURO 1,359 and EURO 1,554, respectively.

          IOANNIS NIKOLOU ULP ("IOANNIS NIKOLOU"). Mr. Ioannis Nikolou is the brother-in-law of Mr. Ioannis Filippou and is one of the Company's sales representatives. As such, he buys products from the Company at a discounted price and resells them at a marked-up price, with the difference being retained as his commission. The Company determines the discounts offered to and mark-ups charged by its sales representatives in a uniform manner. Purchases by Ioannis Nikolou from the Company totaled EURO 3,859, EURO 3,360 and EURO 3,547 for 2000, 2001 and 2002, respectively. Ioannis Nikolou derives a standard commission on resale of such purchased products.

          BIZIOS. Bizios is a cheese company in which Fage has a 45% participating stake. Mr Zissis Bizios and Mr Nikos Bizios own equally the remaining 55% of the company. Fage sells milk to Bizios and purchases mainly feta cheese. The Company's sales to Bizios totaled EURO 921, EURO 986 and 0 for 2000, 2001 and 2002, respectively. The Company's purchases from Bizios totaled EURO 3,950, EURO 1,523 and EURO 2,507 for 2000, 2001 and 2002, respectively.

6.   INVENTORIES:

          Inventories are analyzed as follows:

                                                             2001              2002
                                                           --------          -------
       Merchandise                                            1,311            1,561
       Finished and semi-finished products                    8,879            8,898
       Raw materials and supplies                             7,342            7,566
       Advance payments to suppliers for materials
        and supplies                                          6,329            5,457
                                                           --------          -------
                                                             23,861           23,482
                                                           ========          =======

7.   INVESTMENTS IN AND ADVANCES TO AFFILIATES:

          The Company's investments are analyzed as follows:

                                                             2001              2002
                                                           --------          -------
       Equity participation:
       - Tyras S.A.                                           1,109            1,109
       - Bizios S.A.                                          2,427            1,236
       - Packing Hellas Development S.A.                         88               88
                                                           --------          -------
                                                              3,624            2,433
                                                           ========          =======

    (i) Tyras S.A. is a cheese producer, in which the Company has a 5.4% participation interest. The investment in Tyras is accounted for at cost.

    (ii) Bizios S.A. is a 45% owned cheese producer accounted for under the equity method.

    (iii) Packing Hellas Development S.A. is a packing material manufacturer in which the Company has a 8.82% participation interest.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

          The Company's investments in Tyras S.A. and Packing Hellas Development S.A. are accounted for at cost, while its investment in Bizios S.A. is accounted for under the equity method. In this respect, losses of EURO 200, EURO 303 and EURO 645 have been recognized in the accompanying 2000, 2001 and 2002 consolidated statements of operations, respectively.

          In 2002, the review by the Company's management of the carrying amount of its investment in Bizios S.A. in connection with its expected recoverable amount and the estimated undiscounted cash flows from future operations indicated that it exceeded its expected recoverable amount. Accordingly, the Company recognized an impairment loss of EURO 552, which is included in the accompanying 2002 consolidated statement of operations.

8.   OTHER NON-CURRENT ASSETS:

          Other non-current assets are analyzed as follows:

                                                           2001         2002
                                                         --------     --------
       Long-term notes receivable                            813        1,968
       Less: current maturities, included in
                 trade accounts receivable                  (380)        (731)
                                                         -------      -------
                                                             433        1,237
       Trademarks, net of amortization                        87           81
       Utility deposits                                      236          264
       Other                                                  50           71
                                                         -------      -------
                                                             806         1,653
                                                         =======      =======

9.   PROPERTY, PLANT AND EQUIPMENT:

          Property, plant and equipment is stated at original cost, net of related Greek State subsidies of EURO 7,053 and EURO 7,002 in 2001 and 2002, respectively, plus interest costs incurred during periods of construction based upon the weighted average borrowing rate.

                                             2001               2002
                                           -------            -------
       COST
       - Land                                3,949              3,995
       - Buildings                          33,128             35,199
       - Machinery and equipment            77,007             83,418
       - Transportation equipment            8,234              7,779
       - Furniture and fixtures             11,926             13,441
       - Construction in progress            4,303             10,992
                                           -------            -------
                                           138,547            154,824
                                           =======            =======

       NET BOOK VALUE                        2001               2002
       --------------                      -------            -------
       - Land                                3,949              3,995
       - Buildings                          24,925             26,182
       - Machinery and equipment            46,079             46,560
       - Transportation equipment              142                166
       - Furniture and fixtures              3,081              3,509
       - Construction in progress            4,302             10,992
                                           -------            -------
                                            82,478             91,404
                                           =======            =======

          Depreciation expense for 2000, 2001 and 2002, amounted to EURO 7,492, EURO 7,778 and EURO 8,134, respectively. Interest costs capitalized during the years ended December 31, 2000, 2001 and 2002, totaled EURO 83, EURO 83 and EURO 195, respectively.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

10.  GOODWILL

          Goodwill reflected in the accompanying consolidated balance sheets is analyzed as follows:

                                               2001               2002
                                              -------            -------
          Food Hellas S.A.                      1,755              1,755
          Pindos S.A.                             374                374
          Voras S.A.                                -              2,496
          Xylouris S.A.                           754                964
          Ellenica S.R.L.                         180                180
          Tamyna S.A.                           1,394              1,394
          Agroktima S.A.                          134                134
          Iliator S.A.                             31                 31
          Zagas S.A.                            2,055              2,055
                                              -------            -------
                                                6,677              9,383
                                              =======            =======

     FOODS HELLAS S.A.: Foods Hellas is owned 99.38% by Fage and the balance of 0.62% is owned in equal shares by the two shareholders of Fage. Foods Hellas is a distribution company with a network that covers Northern Greece.

     Fage acquired its participating interest in Foods Hellas in three tranches. The first (46.9%) was acquired in 1990 for a consideration of EURO 1,174 from a third party who had previously acquired the shares from Fage's present shareholders. The second tranche (37.5%) was acquired in 1992 and the third tranche (14.98%) was acquired in 2001 from Fage's present shareholders. Effective January 1, 1998, the distribution network of Foods Hellas is being operated under the name of Fage.

     PINDOS S.A.: Fage acquired 100% of Pindos S.A. in seven tranches (51% in 1993, 19.6% in 1994, 11.2% in 1997, 12.09% in 1998, 2.22% in 1999, 1.37% in 2001
and 2.52% in 2002) for a total consideration of EURO 8,359. Pindos S.A. is a cheese producer in Ioannina.

     In September 1999 Foods Hellas S.A. acquired a 3.89% interest in Pindos S.A. for an amount of EURO 440. During 2001, Fage increased its participation in Pindos S.A. by 1.37% through an increase in share capital of Pindos S.A. of EURO 2,641 in which Food Hellas did not participate and as a result, its interest in Pindos S.A. was reduced to 2.52%. Additionally, in September 2002 Fage purchased from Foods Hellas S.A. its participation of 2.52% in Pindos S.A. for a consideration of EURO 207. As of December 31, 2002 Pindos S.A. has been merged into Fage Dairy Industry S.A.

     VORAS S.A.: Fage acquired 100% of Voras S.A. in four tranches (45% in 1996, 25% in 1997, 5.5% in 1998 and 24.5% in 2002) for a total consideration of EURO 8,499. In December 2002, Fage acquired the participating interest of 24.5% in Voras for a consideration of EURO 2,618 which was accounted for under the purchase method of accounting. Voras S.A. is a milk producer in Amintaio. As of December 31, 2002, all assets of Voras S.A. have been transferred to Fage Dairy Industry S.A., and Voras S.A. is in the process of being liquidated.

     XYLOURIS S.A.: Fage acquired its participating interest 68% in Xylouris S.A. in four tranches (35% in 1995, 12% in 1996, 4% in 1997 and 17% in 2002) for
a total consideration of EURO 1,614. In October 2002, Fage acquired the participating interest of 17% in Xylouris for a consideration of EURO 210. Xylouris is a cheese producer in Crete.

     ELLENIKA S.R.L.: Ellenika is a 88.87% owned Italian distribution company. Fage acquired its participating interest in Ellenika in 1993 for a consideration of EURO 457.

     TAMYNA S.A.: Fage acquired 100% of Tamyna S.A. in five tranches (42.3% in 1996, 4.7% in 1997, 25.49% in 2000, 26.93% in 2001 and 0.58% in 2002) for a
total consideration of EURO 4,845. During 2000, Foods Hellas S.A. acquired a 0.58% interest in Tamyna S.A. for an amount of EURO 37. Additionally, in September 2002, Fage purchased from Foods Hellas S.A. its participation of 0.58% in Tamyna S.A. for a consideration of EURO 35. Tamyna is a cheese producer in Aliveri. As of December 31, 2002, Tamyna S.A. has been merged into Fage Dairy Industry S.A.

     AGROKTIMA S.A.: Fage acquired its participating interest of 99.33% in Agroktima in two tranches (33.24% in 1998 and 66.09% in 2000) for a total consideration of EURO 1,573. Additionally, in 2000, Foods Hellas S.A. acquired a 0.666% interest in Agroktima for an amount of EURO 12. Therefore, Fage obtained an additional (indirect) 0.57% interest

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

in Agroktima and, as of December 31, 2002, holds 99.996% of the company's outstanding shares. Agroktima is an agricultural and farm development company.

     ILIATOR S.A.: The Company has a participation interest of 97% in Iliator S.A., a construction company.

     ZAGAS S.A.: Zagas S.A. is a cheese producer in Agrinio. Fage acquired its participating interest of 98% on January 19, 2001, for a consideration of EURO 3,020. Additionally, in 2001 Foods Hellas S.A. acquired a 2% interest in Zagas S.A. for an amount of EURO 62. Therefore, Fage obtained an additional (indirect) 1.988% interest in Zagas S.A. and, as of December 31, 2002, holds 99.988% of the company's outstanding shares. The results of this investment have been included in the Company's consolidated results of operations from the date of acquisition. The purchase of Zagas S.A. was accounted for under the purchase method of accounting.

     In 2000 and 2001, the review by the Company's management of the carrying amounts of the goodwill that arose from investments in subsidiaries in connection with their expected recoverable amount and the estimated undiscounted cash flows from future operations indicated that the carrying amount of goodwill relating to subsidiaries operating in the "Feta" cheese product line exceeded its expected recoverable amount. Accordingly, the Company recognized an impairment loss of EURO 1,323 and EURO 3,324 in 2000 and 2001, respectively.

     As discussed in Note 1(i), with the adoption of SFAS No. 142 on January 1, 2002, the Company is no longer amortizing goodwill, and is instead testing it for impairment at least annually. The goodwill impairment test is a two-step process that requires goodwill to be allocated to reporting units. In the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the reporting unit, a goodwill impairment may exist, and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of the goodwill exceeds the implied fair value of the goodwill. As a result of the adoption of SFAS No. 142, the Company has re-assessed the classification of its previously acquired goodwill. The assessment did not result in any adjustments to previously recorded amounts. In addition, the Company has completed the first step of the goodwill impairment test. Since the carrying value of the Company's reporting unit did not exceed its fair value, no goodwill impairment charges arose upon the adoption of SFAS No. 142. At December 31, 2002, the Company had EURO 9,383 of goodwill that will no longer be amortized.

11.  SHORT-TERM BORROWINGS:

     Short-term borrowings are draw-downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit was EURO 49,900 and EURO 38,262 at December 31, 2001 and 2002, respectively, of which approximately EURO 19,004 and EURO 32,424 were unused as of the above dates. As of December 31, 2001, Fage held an amount of EURO 15,298, including interest earned through that date in a restricted cash account as collateral for short term borrowings amounting to EURO 14.3 million. During July 2002, the related short-term borrowings of EURO 14.3 million were paid and the restricted cash was released.

     Short-term borrowings are denominated in Euros, Japanese Yen and U.S. Dollars and are secured by the corporate guarantee of Fage Dairy Industry S.A.

     The weighted average interest rates on short-term borrowings as of December 31, 2001 and 2002, were as follows:

                                         2001                2002
                                         ----                ----
     CURRENCY
     Euro                                6.44%                  -
     Japanese Yen                        2.66%               2.48%
     U.S. Dollar                         6.10%                  -

          Interest on short-term borrowings for 2000, 2001 and 2002, totaled EURO 278, EURO 1,583 and EURO 903 respectively, and is included in interest expense in the accompanying consolidated statements of operations.

12.  LONG-TERM DEBT:

          Long-term debt consists of:

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

                                                                                      2001        2002
                                                                                    ---------   --------
     (a)    Senior Notes, due 2007 issued on February 11, 1997. Interest on the
            Senior Notes is paid semi-annually in February and August, commencing August 1, 1997, at the rate of 9% per annum. The Senior
            Notes are redeemable, in whole or in part, at the option of the
            Company at any time at premiums that reduce over time (see Note 13).      103,522     87,407

     (b)    Long-term loan obtained by Voras S.A. in July 1997 (JPY 248 million)
            due in seven semi-annual installments, commencing July 31, 1999 (two
            years grace period). The last installment was paid in July 2002.              614          -

     (c)    Long-term loan obtained by Voras S.A. in July 1997 (EURO 1.95 million changed in JPY 250.2 million in February 1999) due in seven semi-annual installments, commencing July 31, 1999 (two years grace
            period). The last installment was paid in July 2002.                          620          -
                                                                                    ---------   --------
                                                                                      104,756     87,407
     Less:  Current portion of Voras S.A.'s long-term debt                             (1,234)         -
                                                                                    ---------   --------
                                                                                      103,522     87,407
                                                                                    =========   ========

          The fair value of the Company's Senior Notes at December 31, 2002, approximates EURO 82,200.

          The effective interest rates of the long-term loans under (b) and (c) above were 3.29% and 2.46% for 2001, respectively.

          Interest expense (excluding Senior Notes interest expense which is disclosed in Note 13) for 2000, 2001 and 2002, totaled EURO 108, EURO 57 and EURO 13, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

          The Company's outstanding long-term debt at December 31, 2002, of EURO 87,407 is repayable on February 1, 2007, in one balloon installment.

13.  SENIOR NOTES DUE 2007:

          In February 1997, the Company completed the issuance of debt securities (Senior Notes) in the United States. The net proceeds of the offering of U.S.$ 114.6 million were used to repay outstanding obligations and for general working capital.

          The Senior Notes issued at an aggregate face amount of U.S.$ 120 million, with maturity date on February 1, 2007, bear interest at a rate of 9% per annum, payable semi-annually on each February 1 and August 1, and commenced on August 1, 1997. The Senior Notes are redeemable in whole or in part, at the option of the Company at any time on or after February 1, 2002.

          During 2000 the Company repurchased in privately negotiated transactions Senior Notes with an aggregate face amount of U.S. $ 17.4 million. The repurchased Senior Notes have been canceled.

          The gains incurred from the repurchase of the Senior Notes in 2000 amounted to EURO 876 and are included in other income (expenses), net in the 2000 consolidated statements of operations.

          Interest expense (including amortization of borrowing costs) for 2000, 2001 and 2002 totaled EURO 10,866, EURO 10,053 and EURO 9,566, respectively and is included in interest expense in the accompanying consolidated statements of operations.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

          The indebtedness evidenced by the Notes constitutes general unsecured senior obligation of Fage Dairy Industry S.A. and ranks PARI PASSU in right of payment with all other senior indebtedness and will rank senior in right of payment to all subordinated indebtedness of Fage Dairy Industry S.A.

          The Senior Notes Indenture contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by Fage Dairy Industry S.A. and its subsidiaries and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of Fage Dairy Industry S.A. and its subsidiaries to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. The Company is in compliance with the terms of the Indenture.

14.  INCOME TAXES:

          According to the tax law, companies with registered shares not listed on the Athens Stock Exchange were subject to income taxes at a rate of 40% on their taxable profits (distributed or not). During fiscal year 2000, the corporate enacted tax rate for fiscal year 2001 was reduced to 37.5% for non-listed companies with bearer shares and for fiscal year 2002, it was further reduced to 35%.

          The provision for income taxes reflected in the accompanying consolidated statements of operations is analyzed as follows:

                                                  2000         2001         2002
                                                 ------       ------       ------
       Income taxes current                         730        2,941        5,221
       Deferred income taxes                       (810)       2,329        9,679
                                                 ------       ------       ------
       Total provision for income taxes             (80)       5,270       14,900
                                                 ======       ======       ======

          The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate to pretax income is summarized as follows:

                                                                    2000          2001         2002
                                                                  -------       -------      -------
       - Tax provision at the statutory rate                       (3,794)        2,100       12.897
       - Additional tax assessments                                     -         1,097        1,312
       - Effects of non-taxable income and expenses not
         deductible for tax purposes                                4,089         2,073          691
       - Effect of change in statutory tax rate from 40% to
         37.5% and 35%                                               (375)            -            -
                                                                  -------       -------      -------
       - Provision for income taxes                                   (80)        5,270       14,900
                                                                  =======       =======      =======

          Greek tax laws and related regulations are subject to interpretations by the tax authorities.

          During 2001, the tax authorities completed the tax audit of Fage Dairy Industry S.A. for the years 1995 -- 1999, which resulted in an assessment of additional taxes of EURO 4,006. The amount of EURO 2,909 was off-set against the liability established in prior years, while the remaining balance of EURO 1,097 was included in the provision for income taxes in the accompanying 2001 consolidated statement of operations.

          During 2002, the tax authorities completed the tax audit of the companies Voras S.A. and Tamyna S.A. for the years 1993 -- 2000 and 1996-2001, respectively, which resulted in an assessment of total additional taxes of EURO 1,593. The amount of EURO 281 was off-set against the liability established in prior years, while the

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

     remaining balance of EURO 1,312 is included in the provision for income taxes in the accompanying 2002 consolidated statement of operations.

          Pending the tax examination of the years 2000 through 2002, the Company, based upon previous years' tax examinations and past interpretations of the tax laws, believes they have provided adequate provisions for probable future tax assessments.

          The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets at December 31, 2001 and 2002, are summarized below:

                                                 2001         2002
                                              ---------    ---------
       Deferred tax liabilities
       - Property, plant and equipment            7,335        8,346
       - Tax free reserves                        3,949        5,415
       - Revaluation surplus                      2,676        2,676
       - Subsidies                                1,152        1,059
       - Foreign currency translation               430        5,061
       - Other                                      772            -
                                              ---------    ---------
       Deferred tax liability                    16,314       22,557

       Deferred tax assets
       - Property, plant and equipment           (5,957)      (5,346)
       - Deferred costs                          (5,657)      (2,984)
       - Accounts receivable                     (1,655)      (1,282)
       - Staff retirement indemnities              (420)        (491)
       - Subsidiary tax loss carry forwards      (2,228)        (639)
       - Other                                        -         (362)
                                              ---------    ---------
       Gross Deferred tax asset                 (15,917)     (11,104)
       Less: Valuation allowance                  6,225        4,848
                                              ---------    ---------
       Deferred tax asset                        (9,692)      (6,257)
                                              ---------    ---------
       Net deferred tax liability                 6,622       16,301
                                              =========    =========

     The classification of deferred income taxes in the accompanying consolidated balance sheets is as follows:

                                                   2001         2002
                                                  -----        -----
       Net current deferred tax liability         1,083        6,685
                                                  =====        =====
       Net non-current deferred tax liability     5,539        9,616
                                                  =====        =====

     The Company has established a valuation allowance of EURO 4,848 at December 31, 2002, for deferred tax assets for which there is an uncertainty regarding their realization.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

15.  OTHER CURRENT LIABILITIES:

          The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

                                         2001       2002
                                       --------   --------
       Taxes withheld:
       Payroll                              381        452
       Third parties                        248        434
       Milk producers                        49         61
       Other                                364        278
                                       --------   --------
                                          1,042      1,225
                                       --------   --------
       Advances from customers              313      1,597
                                       --------   --------
       Accrued interest                   4,093      3,243
       Social security funds payable      1,153      1,274
       Accrued and other liabilities      1,727      2,259
                                       --------   --------
                                          6,973      6,776
                                       --------   --------
       TOTAL                              8,328      9,598
                                       ========   ========

16.  PENSION AND STAFF RETIREMENT INDEMNITIES:

    a) STATE PENSION: The Company's employees are covered by one of several Greek State sponsored pension funds. Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension fund is responsible for paying the employees retirement benefits. As such, the Company has no legal or constructive obligation to pay future benefits under this plan. The Company's contributions to the pension funds for the years ended December 31, 2000, 2001 and 2002, have been recorded to expenses and were EURO 2,415, EURO 2,464 and EURO 2,579, respectively.

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

          The provisions and liability for such retirement benefits have been accounted for in the accompanying consolidated financial statements in accordance with SFAS No. 87 and SFAS No.132 and are based on an independent actuarial study. These retirement benefits are funded at the time that individuals retire from the Company.

          The components of the retirement indemnity expense recognized by the Company in accordance with SFAS No. 132 are as follows:

                                               2000       2001       2002
                                             --------   --------   --------
                 Service cost                     115        121        125
                 Interest cost                     78         78         95
                 Net amortization                   3          4         13
                 Additional pension charge        368        388        171
                                             --------   --------   --------
                                                  564        591        404
                                             ========   ========   ========

          The following is a reconciliation of the projected benefit obligation to the liability recorded for retirement indemnities in accordance with SFAS No. 132:

                                                                        2000      2001      2002
                                                                       ------    ------    ------
                 Projected benefit obligation at beginning of year      1,238     1,338     1,622
                 Service cost                                             115       121       125
                 Interest cost                                             78        78        95
                 Actuarial (gain) loss                                    421       576       483
                 Total benefits paid                                     (514)     (491)     (201)
                                                                       ------    ------    ------
                 Projected benefit obligation at end of year            1,338     1,622     2,124

                 Unrecognized net actuarial loss                         (240)     (423)     (723)
                                                                       ------    ------    ------
                 Accrual benefit cost                                   1,098     1,199     1,401
                                                                       ======    ======    ======

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

          The assumptions underlying the actuarial valuation of staff retirement indemnities are:


                                                              2000      2001      2002
                                                             ------    ------    ------
       Discount rate                                          6.0%      6.0%       5.5%

       Assumed rate of increase in future
         compensation levels                                  4.0%      4.5%       4.5%

       Increase in consumer price index                       2.0%      2.5%       2.5%



17.  SHARE CAPITAL:

          At December 31, 2001, the Company's share capital consisted of 7,010,000 common, registered shares of EURO 2.93 par value each. In January 2002 and in order to convert the denomination of the share capital from Greek Drachmae to Euro and round the par value of the shares to the nearest decimal, the share capital was increased through a cash contribution of EURO 37 (par value of each share increased to EURO 2.94). Furthermore, in June 2002, the share capital was increased by the issuance of 2,600,400 common, registered shares of EURO 2.94 par value each, through the capitalization of the revaluation gains of EURO 7,645. All shares and per share amounts in the accompanying consolidated financial statements have been restated to give effect to the issuance of these additional shares. At December 31, 2002, the Company's share capital consisted of 9,610,400 common, registered shares of EURO 2.94 par value each.

          The Company's shareholders are Mr. Ioannis Filippou and Mr. Kyriakos Filippou, each of whom owns directly 50% of the Company's outstanding shares.

          The amount of share capital at December 31, 2001 and 2002, includes EURO 14,751 and EURO 22,396, which represents gains resulting from the revaluation of fixed assets which have been capitalized according to the provisions of the respective laws (Note 1(j)).

          The Company's charter requires a vote of 90% for any sale or transfer of any amount of capital shares to be effected.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

18.  LEGAL, TAX FREE AND EXTRAORDINARY RESERVES:

          Legal, tax free and extraordinary reserves are as follows:

                                                                 2001     2002
                                                                ------   ------
               Legal reserve                                     1,588    1,813
                                                                ------   ------
          Tax free reserves
          - Law 1892/1990 (Art. 12)                             10,547   14,737
          - Reserve for non taxable income                         627      627
          - Reserves established under various Laws
             prior to 1978                                         104      104
                                                                ------   ------
                                                                11,278   15,468
                                                                ------   ------
          Extraordinary reserves
          -Law 1892/1990 (Art. 23a)                              6,650    6,650
                                                                ------   ------
                                                                19,516   23,931
                                                                ======   ======

          LEGAL RESERVE: Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their statutory books to a legal reserve, until such reserve equals one-third of the outstanding share capital. The above reserve cannot be distributed during the existence of the Company.

          TAX FREE RESERVES:

          a) Under the provisions of Law 1892/1990 (Art. 12), corporations are allowed to provide tax free reserves equal to sixty percent of their pre-tax profits, as reflected in their statutory books, generated from manufacturing activities, after allowing for legal reserve, dividends and Board of Directors fees, but limited to sixty percent of the capital expenditures made in the respective year under this law. This incentive will expire on December 31, 2004. According to the Greek tax regulations, this reserve is exempt from income tax, provided it is not distributed to shareholders. Although the Company has no intention of distributing this reserve, as required by SFAS No. 109, it has provided for income tax that would be required in the event the reserve is distributed.

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

          Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed, which are as follows:

          a) No dividends can be distributed to the shareholders as long as the Company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

          b) No dividends can be distributed to the shareholders as long as the unamortized balance of "Preoperating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

          No dividends have been declared during 2000, 2001 and 2002.

20.  GEOGRAPHICAL AND EXPORT DATA:

          Net sales reflected in the accompanying consolidated statements of operations are analyzed as follows:

                                                    2000            2001             2002
                                                  -------         -------          -------
       Domestic sales                             248,710         268,195          292,047
       Exports primarily to Western Europe
          and the United States of America         31,379          35,576           39,261
                                                  -------         -------          -------
                                                  280,089         303,771          331,308
                                                  =======         =======          =======

21.  EXPORT PROMOTION EXPENSES:

          To promote exports, the Government, under the provisions of various laws, permits companies to expense export promotion expenses on the following basis:

          - 2.00% on export sales up to EURO 2.2 million;
          - 1.00% on export sales from EURO 2.2 million to EURO 8.8 million; and
          - 0.50% on export sales over EURO 8.8 million

     all of which are deductible for tax purposes, without support. Such expenses for the years ended December 31, 2000, 2001 and 2002, amounted to EURO 211, EURO 227 and EURO 232, respectively and were equally paid to the Company's shareholders as reimbursement for such expenditures incurred for export promotion. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

22.  CONTINGENCIES AND COMMITMENTS :

          a)    LITIGATION AND CLAIMS:

                The Company is a party to various lawsuits and arbitration proceedings in the normal course of business. According to the Company's management and its legal advisors, all of the lawsuits will be settled without any material adverse effect on the Company's consolidated financial position or results of operations.

          b)    COMMITMENTS:

                i) As of December 31, 2002, the Company has entered into a number of operating lease agreements relating to the rental of buildings and transportation equipment, which expire on various dates through 2008. Future annual payments under these agreements are as follows:

                                     YEAR                        AMOUNT
                                     ----                        ------
                                     2003                         1,065
                                     2004                         1,008
                                     2005                           757
                                     2006                           415
                                     2007                           174
                                  Thereafter                         39
                                                                 ------
                                                                  3,458
                                                                 ======

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2000, 2001 AND 2002

                Rental expense included in the accompanying consolidated statement of operations for the years ended December 31, 2000, 2001 and 2002, amounted to EURO 792, EURO 1,034 and EURO 1,150, respectively.

                ii) Fage S.A. has been appointed as an official sponsor of the Olympic games to be held in Athens in 2004. The future commitment under the sponsorship agreement amounts to approximately EURO 4.1 million.

23.  FAIR VALUE OF FINANCIAL INSTRUMENTS

          The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate the fair value because of the short-term maturity of these instruments. In addition, available-for-sale marketable securities are carried at their fair value based on quoted market prices. Long-term notes receivable are carried at their fair value. Furthermore, the fair value of the long-term debt at December 31, 2002, estimated on market prices, approximates EURO 82,200.