Form 20-F
period 2003-12-31
FAGE DAIRY INDUSTRY SA
filed 2004-03-30
CIK 1037601

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 333-6768

ΦΑΓΕ Βιομηχανία Επεξεργασίας Γάλακτος Α.Ε.

(Exact name of Registrant as specified in its charter)

FAGE DAIRY INDUSTRY S.A.

(Translation of Registrant’s name into English)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Capital:   9,610,400 shares as of December 31, 2003

The issuer’s common stock is privately held.

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and  (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18 ☒

TABLE OF CONTENTS

FORM 20-F

			Page
Introduction			(i)

PART	I

Item	1	Identity of Directors, Senior Management and Advisers	Not Applicable

Item	2	Offers statistics and expected timetable	Not Applicable

Item	3	Key Information	1

Item	4	Information on the Company	5

Item	5	Operating and Financial Review and Prospects	13

Item	6	Directors, Senior Management and Employees	19

Item	7	Major Shareholders and Related Party Transactions	21

Item	8	Financial Information	23

Item	9	The Offer and Listing	24

Item	10	Additional Information	24

Item	11	Quantitative and Qualitative Disclosure about Market Risk	26

Item	12	Descriptions of Securities other than Equity Securities	Not Applicable

PART	II

Item	13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item	14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item	15	Controls and Procedures	26

Item	16A	Audit Committee Financial Expert	27

Item	16B	Code of Ethics	27

Item	16C	Principal Accountant Fees and Services	27

Item	16D	Exemptions from the Listing Standards for Audit Committees	Not Applicable

Item	16E	Purchases of Equity Securities By the Issuer and Affiliated Purchasers	Not Applicable

PART	III

Item	17	Financial Statements	*

Item	18	Financial Statements and Exhibits	28

Item	19	Exhibits	28

Signatures			29

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

The Company’s principal executive offices are located at 35, Hermou Street, 144 52 Metamorfossi, Athens (telephone 30-210-289-2555).

EXCHANGE RATE INFORMATION

On January 1, 2002 the Company, commenced publishing its consolidated financial statements in Euros. For comparison purposes, results of previous years included in this annual report have also been stated in Euros based on the fixed exchange rate of GRD 340.75 to Euro 1.00. The translations of the Euro amounts into U.S. Dollars at the rate of US $ 1.2597 to Euro 1.00 are included solely for the convenience of the reader. This convenience exchange rate is computed based on the noon buying rate in New York City for cable transfers in Euros, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003, which was US $ 1.2597 to Euro 1.00. The convenience translations should not be construed as representations that the Euros amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

The table below sets forth, for the years and dates indicated, certain information concerning the exchange rate for the drachma (converted to Euros), up to December 31, 2001, or the Euro, for the years 2002 and 2003, against the dollar based on the Noon Buying Rate.

Year Ended December 31,
	1999	2000	2001	2002	2003
(dollars per euro)

High	0. 9664	1. 2041	0. 9535	1. 0485	1. 2597
Low	0. 8094	0. 9394	0. 8370	0. 8594	1. 0361
Average (1)	0. 9052	1. 0771	0. 8909	0. 9495	1. 1411
Rate at year-end	0. 9623	1. 0652	0. 8901	1. 0485	1. 2597

(1) The average of the Noon Buing Rate on the last day of each month during the applicable period.

i

PART I

Item 1 :                  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2 :                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3 :                  KEY INFORMATION

Risk Factors

Investors should carefully consider the following risk factors in addition to the other information set forth in this Report. References to the “Company” or “Fage” refer to Fage Dairy Industry S.A. and unless the context otherwise indicates, its consolidated subsidiaries.

Substantial Leverage and Ability to Service Indebtedness

As of December 31, 2003, the Company’s consolidated indebtedness was approximately € 81.5 million ($ 102.7 million) and the Company’s shareholders’ equity was approximately € 45.1 million ($ 56.8 million). In addition, subject to the restrictions in the Indenture (the “Indenture”) pertaining the Company’s 9% Senior Notes due 2007 (the “Senior Notes”), the Company may incur additional indebtedness from time to time. The degree to which the Company is leveraged could have important consequences to investors, including the following: (i) the Company’s ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited; (ii) a substantial portion of the Company’s cash flow from operations must be dedicated to the payment of interest on indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) the Company may be hindered in its ability to adjust rapidly to changing market conditions, and (iv) the Company may be more vulnerable in the event of a downturn in general economic conditions or in its business. Any inability of the Company to service its indebtedness or obtain additional financing, as needed, would have a material adverse effect on the Company.

The Company’s ability to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control. If the Company’s cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital or restructure its debt. There can be no assurance that the Company’s cash flow and capital resources will be sufficient for payment of its indebtedness in the future. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds which the Company could realize therefrom.

Risks of Foreign Exchange Rate Fluctuation

Substantially all of the Company’s operations are conducted in Greece and, as a result, the Company’s operating results will depend on the prevailing economic conditions in Greece. Furthermore, substantially all of the Company’s revenues are in euros. The Senior Notes are denominated in dollars and require the Company to make all principal and interest payments in dollars. As a result, the Company may be subject to significant foreign exchange risks. The Company currently does not hedge against exchange rate fluctuations.

The Company remeasures the euro equivalent of the dollar-denominated Senior Notes each quarter. To the extent the dollar appreciates versus the euro, the Company recognizes a foreign exchange loss. These non-cash losses have had an adverse effect on the Company’s net income in prior years, and similar losses may occur in future periods. To the extent the euro appreciates versus the dollar the Company recognizes a foreign exchange gain.

Governmental Regulation

The Company’s operations, production facilities and products are subject to Greek, and in certain cases, European Union laws and regulations concerning, among other thing, health and safety matters, agricultural production, food manufacture, product labeling, advertising and the environment. Although the Company does not expect that compliance with existing laws and regulations will have a material adverse effect upon its operating results, it cannot predict the effect, if any, of laws and regulations that may be enacted in the future, or of changes and enforcement of existing laws and regulations that are subject to regulatory discretion. Stricter European Union legislation applicable to the food industry is under discussion in the E.U.

Competition

The Company competes in highly competitive markets with companies of varying sizes. From time to time, competitors may be able to devote greater financial and other resources to advertising and other competitive activities and may, in addition sell products below cost in an attempt to gain market share from the Company. There can be no assurance that the Company will continue to compete successfully with such other companies. Competitive pressures or other factors could cause the Company’s products to lose market share or result in significant price erosion, which would have a material adverse effect on the Company’s results of operations.

Raw Materials

The primary raw materials used by the Company are cow, ewe and goat milk. Such products, as well as plastic and paper for packaging materials, constitute significant components of the Company’s cost of sales. There can be no assurance that the Company would be able to pass the effect of any raw material price increases on to its customers for any extended period of time, if at all. Although the Company has not to date been adversely affected by either the cost or the availability of its raw materials, there can be no assurance that this will continue to be the case.

In recent years, the Company’s results have been negatively impacted by certain events affecting certain of its agricultural raw materials. In 1999, the discovery of dioxin-contaminated cattlefeed in Belgium, a country from which the Company purchases certain milk products, adversely affected demand for dairy products in general. The outbreak in 2001 of foot and mouth disease in cattle and sheep throughout the European Union had a similar adverse affect on demand. Events such as these, which are out of the control of the Company, may continue to adversely affect the dairy industry in general, reducing demand and requiring the Company to expend additional funds for advertising in order to restore public confidence in its products.

Investment in Cheese Sector

As part of its long-term strategy to expand the package cheese market, the Company has purchased interests in several small regional cheese producers, and the Company intends to continue this strategy. These investments are having an adverse impact on the Company’s current results. For the years 2000 and 2001 management recognized an impairment loss with respect to these investments of € 2.5 million ($ 3.1 million) and € 3.7 million ($ 4.7 million), respectively. The packaged cheese market in Greece has not developed in line with management’s expectations. In addition, continued uncertainty regarding legal challenges to European Union legislation intended to protect “feta” cheese, an important product of the Company, has had an adverse impact on the Company’s cheese operations. For further discussion of this, see “Information on the Company – Governmental Regulation – PDO Designation”.

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

Financial Statements Included in this Report were Audited by Arthur Andersen

The financial statements included in this report for 2001 were audited by Arthur Andersen and their report dated March 27, 2002 is included herein. The financial statements as of December 31, 2002 and 2003 and for the years ending on such date have been audited by Ernst & Young. The ability of investors to assert claims against Arthur Andersen based on its report may be limited.

Selected Financial Data

The following table presents certain historical consolidated financial information of the Company for the dates and periods indicated and should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements of the Company included elsewhere herein. The Company’s Consolidated Financial Statements have been prepared in accordance with U.S. GAAP. The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations. For purposes of the annual report, certain out-of-book memorandum adjustments have been made to these records to prepare the Consolidated Financial Statements and other financial information included herein in accordance with U.S. GAAP. The information presented below as of December 31, 2002 and 2003, and for years ended December 31, 2002 and 2003, has been derived from the Company’s consolidated financial statements included herein, which have been audited by Ernst & Young. The information presented below for the year ended December 31, 2001 has been derived from the Company’s consolidated financial statements included herein, which have been audited by Arthur Andersen. The information presented below as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 has been derived from audited consolidated financial statements of the Company not included herein.

	Year Ended December 31,
	1999			2000			2001			2002			2003			2003 (1)
	(In millions except per share data and ratio amounts)
Income Statement Data
Net sales	EUR	257.9		EUR	280.1		EUR	303.8		EUR	331.3		EUR	349.5		$440.3
Cost of sales	168.1			184.6				195.3			207.3			220.3		277.5
Gross profit	89.8			95.5				108.5			124.0			129.2		162.7
Selling, general and administrative expenses	67.5			74.8				83.5			95.2			109.1		137.4
Impairment loss (2)	0.0			2.5				3.7			0.0			0.0		0.0
Income from operations	22.3			18.2				21.3			28.8			20.1		25.3
Interest expense	10.5			11.3				11.7			10.5			7.6		9.5
Foreign exchange losses (gains), net	15.6			10.9				5.2		(18.4)			(14.4)			(18.1)
Losses on equity investee	0.2			0.2				0.3			1.2			0.7		0.9
Other expenses (income), net	(7.6)			5.3			(1.5)			(1.3)			(0.4)			(0.4)
Income (loss) before income taxes and minority interests	3.6			(9.5)				5.6			36.8			26.6		33.5
Provision for income taxes	2.0			(0.1)				5.3			14.8			10.8		13.7
Income (loss) before minority interests	1.7			(9.4)				0.3			22.0			15.8		19.9
Minority interests (3)	0.0			(0.1)				0.0		(0.1)			(0.0)			(0.0)
Net income (loss)	EUR	1.7		EUR	(9.3)		EUR	0.3		EUR	22.1		EUR	15.8		$19.9

Income (loss) per share, basic and diluted	0.18			(0.97)				0.04			2.30			1.64		2.07

Weighted average number of shares, basic and diluted	9,610,400			9,610,400				9,610,400			9,610,400			9,610,400		9,610,400

Balance Sheet Data (at year end)
Net property, plant and equipment	EUR	75.0		EUR	79.2		EUR	82.5		EUR	91.4		EUR	99.6		$125.4
Total assets	186.1			186.4				206.7			214.8			222.4		280.1
Long-term obligations	107.3			99.2				103.5			87.4			73.0		92.0
Total debt (4)	115.6			122.4				135.6			93.2			81.5		102.7
Shareholders’ equity	14.5			6.5				6.6			28.6			45.1		56.8

Other Financial Data
Net cash from (used in) operating activities	EUR	11.6		EUR	16.7		EUR	14.9		EUR	35.5		EUR	8.7		$10.9
Net cash from (used in) investing activities	(9.4)			(22.6)			(23.0)			(4.4)			(17.5)			(22.1)
Net cash from (used in) financing activities	(12.3)			(2.8)				7.6		(26.0)				3.1		4.0
EBITDA (5)	22.4			10.6				26.0			55.5			43.7		55.1
Depreciation and amortization	8.3			8.7				8.7			8.1			9.5		12.0
Capital expenditure	7.0			10.7				11.3			19.0			18.4		23.2
Dividends per share	0.50			—				—			—			—		—
Ratio of earnings to fixed charges (6)	1.4		x	1.0		x		1.5	x		4.6	x		4.5	x	4.5	x
Ratio of total debt to EBITDA	5.2		x	11.5		x		5.2	x		1.7	x		1.9	x	1.9	x
Ratio of EBITDA to interest expense	2.1		x	0.9		x		2.2	x		5.3	x		5.8	x	5.8	x

(1)   Translation of euros into dollars has been made at the rate of $1.2597 = EUR 1.00 (the Noon Buying Rate on December 31, 2003). Such translation is provided solely for the convenience of the reader.

(2)   As part of its long-term strategy to expand the packaged cheese market the Company has invested in majority interests in small regional cheese producers. In 2000 and 2001, management reviewed the carrying amounts of the goodwill that arose from these investments. The estimated undiscounted cash flows from future operations of these subsidiaries indicated that the carrying amount of goodwill exceeded expected recoverable amounts. Accordingly, management recognized an impairment loss. The Company remains committed to its strategy of competing in the packaged cheese sector.

(3)   Substantially all of the assets and the operations of Fage are held directly by it, rather than through subsidiaries. The consolidated financial information of the Company includes the results of the following subsidiaries in which the Company owns majority interests: Pindos S.A., Foods Hellas S.A., Voras S.A., Xylouris S.A., Fage Italia S.r.l., Tamyna S.A.(since 2000), Agroktima Agios Ioannis S.A., Iliator S.A. and Fage USA Corp. and Zagas S.A.(since 2001).

(4)   Total debt includes short-term borrowings, long-term debt (including the current portion thereof) and long-term capital lease obligations (including the current portion thereof).

(5)   Management believes thart EBITDA, along with the ratios of total debt to EBITDA and EBITDA to fixed charges, provides useful information to the holders of the Company’s senior notes for two reasons. First, these measures are an indication of the Company’s ability to service the notes and other debt. Second, that EBITDA impacts the application of certain covenants contained in the indenture governing senior notes. To the extent the ratio of EBITDA to interest expense exceeds 2.5 to 1, the Company may incur additionally indebtedness, make distributions to its shareholders, and take certain other actions under the terms of such indenture. The Company believes that EBITDA, while providing useful information, should not be considered in isolation as an alternative to net income and cash flows as determined under GAAP. The following table reconciles EBITDA to net income (loss) for each of the periods presented above.

	1999		2000		2001		2002		2003
Net income / (loss)	EUR	1.7	EUR	(9.3)	EUR	0.3	EUR	22.1	EUR	15.8
Provision for income taxes	1.9		(0.1)		5.3		14.9		10.8
Interest expense	10.5		11.3		11.7		10.4		7.6
Depreciation and amortization	8.3		8.7		8.7		8.1		9.5
EBITDA	EUR	22.4	EUR	10.6	EUR	26.0	EUR	55.5	EUR	43.7

(6)   For purposes of calculating the ratio of earnings to fixed charges, earnings are determined by adding to net income minority interests, income taxes, fixed charges (excluding capitalised interest) and amortization of capitalised interest. Fixed charges consist of (i) interest expense (including amortization of debt issuance costs), (ii) interest capitalised and (iii) the interest portion of the Company’s rental expense under operating leases.

Item 4 :                  INFORMATION ON THE COMPANY

Company Overview

Fage is the second largest Greek food company based on net 2003 sales. Through its extensive distribution network, the Company sells a wide range of branded dairy products, including yogurt and dairy desserts, milk and milk cream, and cheese. These products are sold under the FAGE® trademark, which is one of the most recognized in Greece. The Company has approximately 54% and 26% market shares respectively in branded yogurt (which comprises approximately 74% of the total yogurt market) and packaged cheese products (which comprises approximately 6% of the total cheese market). Fage has the second largest market share in the refrigerated milk market with approximately 20%. The Company also distributes and sells fruit juices and refrigerated snacks, which are produced by third parties. Fage is the successor to a business founded in 1926 by the family of Mr. Athanassios Filippou, the father of the Company’s two present stockholders. Substantially all of the Company’s assets and operations are held by Fage directly, rather than through subsidiaries. For the years ended December 31, 2002 and 2003, Fage had net sales of € 331.3 million ($ 417.3 million) and € 349.5 million ($ 440.3 million), respectively.

Greek Dairy Market

Yogurt and feta cheese have traditionally been staples of the Greek diet. In contrast to other countries where yogurt is typically only a dessert or breakfast product, it is also consumed in Greece as a stand-alone snack or as part of a meal. Feta cheese is an integral part of the typical Greek meal. As a result of such dietary habits, Greece is one of the world’s highest per capita consumers of yogurt and cheese. The Company believes that this explains, in part, the development of Greece’s distinctive yogurts and cheeses and the importance that Greek consumers place on purchasing Greek-made dairy products.

Business Strategy

The Company’s well regarded brand image, its extensive distribution network and high product quality establish it as one of the leading food production and marketing companies in Greece. The Company’s strategy is to capitalize on these factors to strengthen its leading position in the Greek dairy industry while expanding export opportunities for its yogurt and cheese products. Key elements of its business strategy include: (i) continued investment in the FAGE® trademark and its associated brand lines; (ii) further promotion and distinct positioning of its existing product range; (iii) the introduction of new, innovative and well-researched products; and (iv) selective acquisitions of additional production facilities, particularly in the cheese sector.

Industry

The Greek dairy market consists of three principal product categories: yogurt and dairy desserts, milk and milk cream, and cheese. The industry is fragmented with several large dairy groups and many small to medium sized local and regional dairies.

Yogurt and Dairy Desserts. The Company estimates that the sales volume for yogurt in 2003 was approximately 93,600 metric tons (representing approximately $461 million in retail sales). This represents an increase of 1.8% in volume compared to 2002. The Company believes that Greece has one of the highest per capita rates of yogurt consumption in the world. Industry research indicates that yogurt consumption growth has primarily been driven by increased advertising and promotion together with further market segmentation as producers have broadened their range of offerings with new products such as low fat, children’s and fruit yogurts. The Company believes that opportunities to export Greek yogurt throughout the world will continue.

Milk and Milk Cream. The Company estimates that the sales volume for milk and milk cream in 2003 was approximately 702,000 metric tons (representing approximately $ 796 million in retail sales). This represents a decrease of 0.7% in volume compared to 2002. The market consists of four sectors: fresh, evaporated or canned, high temperature pasteurized (extended shelf life, or ESL) and ultra high temperature pasteurized, or UHT. The Company believes the ESL sector offers strong potential for further development. Greece’s annual per capita milk consumption is approximately 54 liters which is low compared to that of most European countries. Industry data indicate refrigerated (fresh and ESL) milk sales have increased in place of evaporated or canned products. The Company believes that this trend is attributable to a number of changes which have taken place in the production and distribution process, including the increased availability of refrigerated milk, higher advertising expenditures and the development and introduction of new milk products. The Company expects the trend towards refrigerated products to continue.

Cheese. The Company estimates that the sales volume for cheese in 2003 was approximately 278,000 metric tons, approximately the same as 2002 (representing approximately $1.6 billion in retail sales). The cheese industry is characterized by approximately 700 small to medium sized cheese makers located throughout rural Greece, which have traditionally marketed cheese in bulk at commodity prices. Industry data indicate, however, that while bulk cheese accounts for approximately 94% of the market, there has been a growing consumer interest in convenience and premium-priced packaged cheeses, which are of high quality and more consistent in taste. The Company believes that while overall demand is expected to be stable, there will continue to be opportunities to expand the growing packaged sector. The Company estimates that the packaged cheese market, in which Fage is market leader, is currently approximately 21,000 metric tons, an increase of approximately 7% compared to 2002. The Company believes that opportunities exist for increased export sales of certain Greek cheeses. The European Union’s designation of 20 Greek cheeses, including Graviera of Crete and Kefalotyri, as “P.D.O.” should benefit the exports of Greek producers. See “– Governmental Regulation – P.D.O. Designation.”

Products

Fage has 30 product lines and markets 125 products under 50 individual brand names. These products include a wide variety of yogurt and dairy desserts, milk and milk creams, and cheeses. The Company’s dairy products are marketed under the FAGE® trademark, with brand names such as TOTAL®, Ageladitsa®, Ageladitsa Plus®, Silouet®, FruYo®, Veloutela®, Junior® and Begin With Junior® in yogurt, Glykokoutalies® in desserts and Feta FAGE®, Graviera of Crete FAGE®, Kefalotyri FAGE®, Kaseri FAGE®, Manouri FAGE®, Regato FAGE®, Sandwich®, Junior®, Trikalino®, Flair® , New York® and Gouda FAGE® in cheese. Fresh white milk and milk cream are sold under the FAGE® trademark without an additional brand name, while the ESL Milk is sold under the Farma®, Farma plus®, FAGE® 10 and ABΓ®( ΑBC®) trademarks. Chocolate milk is marketed under the brand names N’JOY® and Junior®. The Company also distributes fresh fruit juices produced by European Milk and Flour Industry S.A. (“Evga S.A.”) and refrigerated snacks produced by Ferrero S.p.a. of Italy. Evga S.A., is owned by members of the Filippou family. See “Major Shareholders and Related Party Transactions.”

Yogurt and Dairy Desserts. Greek consumers typically prefer authentic Greek yogurt, which has a fuller, richer taste and a thicker texture than that of most yogurts sold in the United States and other parts of Europe. These distinctive characteristics have developed through the use of different ingredients and production processes. Fage’s yogurt products include traditional strained and set Greek yogurts made from fresh milk, cream and yogurt culture; low fat and fat free yogurt made using skimmed milk; yogurts with honey, strawberries and other fruits; and yogurts flavored or mixed with fruit juice, fruit pieces, fruit preserves, cereals and other ingredients. Fage was the first to offer products in the enriched food and children’s yogurt sectors. The Company also markets other dairy and dessert products, such as rice pudding, cream caramel, profiterol, tiramisu and mousses.

The Company’s five major yogurt brand lines are Total® , Ageladitsa® , Silouet®, Fruyo® and Junior®. The Total® line is a strained yogurt made from cow milk or skimmed cow milk and is produced in seven variations: Total® (classic, 10% fat), Total Light® (low fat, 5%), Total® 2% (low fat), Total® 0% (fat free), Total split-cup® with sweet fruit preserves (three variants, 10% fat). Ageladitsa® is a set yogurt made from cow milk and is produced in three variations; Ageladitsa® (classic, 4% fat), Ageladitsa® 2% (low fat) and Ageladitsa® 0% (fat free). The Silouet® line is a set diet yogurt made from skimmed milk and includes Silouet® 0% (fat free) and Silouet® 2% (low fat). The Fruyo® brand name is used to market most of the Company’s fruit yogurts while the Junior® brand name represents a line of yogurt and dessert products for children, first in this category. Fage also produces a strained yogurt (8% fat) made from cow milk that is sold in one, five and ten kilogram containers under the Family FAGE® name. In addition, the Company produces other yogurt brands, including Veloutela®, which is a set yogurt with fruit juice and a yogurt from ewe milk, Provataki® (with cream). Fage concentrates its yogurt export sales on Total®, its leading strained yogurt brand line. The Company’s yogurt products are exported throughout Europe with its strongest markets being the United Kingdom and Italy. Export sales in the United States, while small, have grown steadily in recent years.

 During 2001 Fage launched a new line of enriched and low fat yogurts under the Ageladitsa Plus® brand name, an enriched toddler yogurt under the Begin With Junior® brand and a new line of fruit yogurts under the Fruyo® brand. At the end of 2001, the Company launched an umbrella brand for its new range of dairy desserts called Glykokoutalies®, meaning “sweet spoonfuls”. During 2002, another line of yogurts with chocolate pieces was launched under the Fruyo & Chocolate® brand name. In 2003, the Company relaunched its Ageladitsa® and its Silouet® product lines and one more product (Panaccotta®) was added to Glykokoutalies® product line.

Milk and Milk Cream. The Company’s milk and cream products include fresh milk, pasteurized and packaged at the Company’s facilities in Athens and Amintaio (Northern Greece), ESL milk, various types of UHT milk and milk cream. The Company’s fresh white milk products are sold in three varieties and marketed simply as FAGE® milk. ESL white milk products are sold under the brand FARMA FAGE® High Temperature Pasteurized Milk. ESL milk is produced by heat treatment at 127 degrees Celsius for 2 seconds followed by aseptic packaging. This results in a shelf life of 20 to 45 days under refrigeration condition and is called high heat pasteurization. Due to a new method of heat transfer (steam infusion) the organoleptic properties of the ESL milk produced in the Company’s facilities are very close to fresh milk.

In 2001, Fage’s ESL line “FARMA” was extended into enriched milks (calcium and iron-fortified), as well as an enriched toddler milk under the brand name ABΓ® (ABC®). The chocolate ESL milk products are sold under the N’JOY® and Junior® brand names. The chocolate milk N’JOY 0%+0%® (fat free and sugar free), complements the range of N’JOY®. In May 2003, the Company launched FAGE 10®, which is ESL milk in bottles that, as a result of its pasteurization process, has a shelf life of 10 days.

Drossato® is the Company’s buttermilk product. The non-refrigerated UHT white and chocolate milks, marketed as FAGE® and Yoko Choco® respectively, are imported from Belgium and France. The heat treatment of UHT milk is above 135 degrees Celsius for at least 1 second followed by aseptic packaging and results in a product with a shelf life of 3 months at ambient temperature.

Cheese. The Company markets five different Greek cheeses: Feta FAGE®, a traditional soft white ewe and goat milk cheese made both at the Company’s factory in Ioannina (the “Pindos factory”) and at a factory in Elassona ( the “Bizios factory”) in which the Company owns a 45% interest; Manouri FAGE®, a traditional soft white ewe and goat milk cheese, made at the Bizios factory; Graviera of Crete FAGE®, a traditional hard yellow Cretan ewe and goat milk cheese made at the Company’s factory on the island of Crete (the “Xylouris factory”); Kefalotyri FAGE®, a traditional hard yellow ewe and goat milk cheese and Kaseri FAGE®, a traditional semi-hard ewe milk cheese, both made at the Bizios factory; and Trikalino® , a semi-hard yellow ewe, goat and cow milk cheese, made at the Company’s factory in Trikala, Central Greece.

In addition to the Greek cheeses Fage imports and markets Playia® (a hard yellow spicy cheese) that is also packaged in grated form, Edam FAGE® and Gouda FAGE® (both semi-hard yellow cheeses), Regato FAGE® (a hard yellow cheese), New York® (cream cheese), Sandwich® (sliced cheese) and Junior® (cheese spread). In 1999, the Company entered the light cheese category with its launch of Trikalino Light ® and expanded the children’s category under the Junior® line with sandwich slices. In 2001, the Company launched value added cheese in convenient forms such as feta cheese packaged in its natural brine and resealable packages of grated cheese (Gouda, Regato, Playia). In June 2003 the Company entered the market for fresh sliced cheese with its launch of three products (Trikalino classic, Trikalini Light & Gouda) in small packages with resealable plastic film.

The Company’s packaged cheese products, Feta FAGE®, Manouri FAGE® Graviera of Crete FAGE®, Kaseri FAGE® and Kefalotyri FAGE® are made from ewe and goat milk and enjoy the

European Union’s “P.D.O.” designation. This designation, intended to protect the integrity of traditional regional products of Europe, restricts manufacturers of imitation products from labeling their products with the traditional names. Feta’s P.D.O. designation continues to be subject to challenge by Northern European countries that produce feta-like soft white cheese. See “– Governmental Regulation – P.D.O. Designation”.

Sales and Marketing

The Company seeks to increase sales to its customer-base, which primarily consists of food retailers, by promoting consumer loyalty to products carrying the FAGE® trademark and its other of brand lines. The Company believes that consumer loyalty and product preference are the main drivers of its sales, and that retailers stock Fage’s goods in response to consumer demand for such products. The Company supports its products by investing in numerous advertising and promotional activities. Direct advertising of the Company’s products to consumers is primarily accomplished through television advertising campaigns but also via outdoors, radio and print media. Advertising seeks to support new product launches, reinforce the Company’s existing brands and position each product distinctively and positively in the minds of consumers. Trade marketing activities, which are usually undertaken in cooperation with supermarkets and other retailers, typically target higher volume sales and consist of competitions, gifts, or price reductions. Consumer promotional activities incorporate the Company’s major brands or newly introduced products. Other promotional activities include prominent in-store displays, marketing activities with key accounts and the distribution of coupons via direct mail.

The Company strives to enhance its long-term relationships with its food retailers by offering greater product variety, better service and more value than its competitors. In addition, Fage employs a experienced salesforce which seeks to increase account penetration and establish new retail customer relationships with retailers. The Company’s current salesforce consists of approximately 200 direct employees and an estimated 500 other individuals employed by the Company’s sales representatives. The Company equips the salesforce with up-to-date sales materials to assist customers in retailing the products and training their staff. The sales and marketing teams assist customers in reviewing new product offerings and evaluating current product lines and market trends. The sales and marketing teams work actively with customers to provide seasonal, holiday and promotional product offerings to maximize the impact of marketing activities and to ensure the optimal shelf space allocation for the Company’s products. The Company believes that these are all important factors for its customers. A salesperson’s compensation is based on a commission structure according to sales volume, account profitability, new account origination and collection of accounts receivable.

To promote export sales of selected yogurt and cheese products, the Company relies on 22 independent sales representatives and distributors in 18 countries. Fage’s yogurt and feta cheese are marketed as authentic Greek dairy products which are of superior taste and quality. The Company believes export sales benefit from the large number of tourists who sample the Company’s goods while vacationing in Greece, and then purchase FAGE® products in their home countries.

Customers

In Greece, the Company serves approximately 23,500 retailers and distributes to approximately 25,000 retail outlets located throughout the country. In export markets, Fage’s yogurt and cheese products are sold to approximately 250 supermarket chains, with approximately 20,000 retail outlets throughout Europe and around the world. No one customer accounted for more than 10% of net sales in 2003. As the country’s leading dairy producer, Fage is a key supplier to Greek retailers selling dairy products and the Company has not lost any significant customers in the past three years. The retail outlets serviced by the Company include supermarkets (1,000), large stores (2,000), bakeries (5,000), confectionaries (4,500), dairy stores (5,500) and other smaller, sometimes seasonal, convenience stores (7,000). The Company believes that the wide availability of its products enhances its strong brand image which further assists in maintaining consumer demand for FAGE® products.

Distribution

Fage distributes its products to the Greek market through an extensive and well-organized distribution network. The Company believes that its ability to make regular, and in many cases, daily,

sales calls to each of its domestic customers’ retail outlets (approximately 25,000) is unsurpassed in the Greek food industry. The Company supplies its branded yogurt to retail outlets that account for more than 98% of the total sales of branded yogurt in Greece according to IR Hellas.

In the high-volume greater Athens area, Fage’s products are delivered daily by a fleet of over 200 company-owned refrigerated vehicles. This fleet is comprised of three groups based on product shelf life: yogurt (approximately 75 vehicles), fresh and ESL milk and juice (approximately 100 vehicles), and cheese and UHT products (approximately 25 vehicles). In the case of yogurt and milk products, the trucks make one or more stops each day at each retail outlet to ensure product freshness and provide superior service. In lower volume areas throughout the rest of Greece, the Company distributes its products through 70 representatives with over 200 refrigerated vehicles making frequent deliveries.

Trade customers place orders either at the point of sale (the “ex-van system”) or via telephone or facsimile machine. Under the ex-van system, each driver takes customer orders at the retail outlet, entering the orders into hand-held computers to facilitate inventory checking and order procedures. In the case of telephone or facsimile orders, the Company usually processes the order and delivers the product within 18 hours.

Fage distributes its products to export markets through 22 sales representatives and distributors in 18 countries. Products are shipped from Athens and delivered to approximately 20,000 retail outlets in the countries of destination. Beginning in 1999, the Company began distributing yogurts to the U.S. market and Fage products are now offered by three major supermarket chains in the Northeast.

Competition

The Greek dairy market is characterized by a significant amount of competitive activity. The Company’s principal competitor in Greece in both yogurt and milk, is Delta Dairy Industry S.A. (“Delta”), which is 30% owned by Danone (BSN). From its position as the largest fresh milk producer in Greece, Delta entered the yogurt market in 1994 with an aggressive advertising and price-cutting campaign, and attained the second largest market share. The Company responded with increased advertising and other marketing efforts and has maintained its market leadership. In 2000, Delta launched new brands in the children’s yogurt sectors, new multi form packaging in its set yogurt line and relaunched its strained yogurt line. However, despite further launches backed by Danone in 2001, Delta’s share of the Greek yogurt market decreased through the course of 2001 and continued to decline in 2002. Delta continues to have the largest share of the Greek refrigerated milk market at 35%, compared to FAGE’s 20 % share. Fage also competes with Mevgal S.A. and Agno Dairy Industry S.A., two Northern Greek dairies, and the Friesland Co (Frico Domo). Friesland is dominant in the evaporated milk category, continues to expand into the ESL category and is expected to enter the yogurt market in 2004 by capitalizing on the historically strong brandname “Nounou”.

In the cheese market, the Company’s principal competitors include Mevgal S.A. and Delta, as well as Agricultural Dairy Industry of Epirus, S.A. (Dodoni), a western Greek dairy producing feta, Kolios S.A., a Northern Greek company producing semi-hard cheese, Optima S.A., a distributor of mainly hard cheese and the Danish Company Arla Foods. Fage also competes with a number of other regional and local dairy businesses that have strengthened due to the crises, as well as some foreign dairy companies.

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

Economic and Monetary Union. Pursuant to the Treaty for the European Union, member states must formulate their economic policies in light of general guidelines issued by the European Council (the “Council”). The Council reviews the economic policies of the member states and may issue recommendations. On January 1, 1999 11 member states entered the third stage of the Economic and Monetary Union (the E.M.U.). In order to participate in the third stage of the E.M.U., member states had to meet certain criteria. Greece, as expected, pledged to implement economic policies to achieve such criteria and the Greek government submitted an application for the participation of Greece in the third stage in March 2000. The application was accepted by the Council and therefore Greece joined the E.M.U. effective in January 2001. The fixed rate for the drachma against the EURO is 340.75 GRD/EURO.

Common Agricultural Policy. The primary objective of the European Union’s Common Agricultural Policy in the dairy sector is to ensure the survival of the milk production industry in the European Union by providing an equitable income for producers, encouraging structural reform of the industry, reducing over- production and maintaining prices of the products at competitive levels in the international markets. In order to achieve this objective, a system of price fixing, quotas and structural aids have been adopted at the European Union and national levels.

The European Union sets national quotas and member states establish regional, as well as individual, quotas for each milk producer. If milk production quotas are exceeded, national authorities may impose and collect levies either from individual producers or from the dairy companies which acquired the excess milk. Greece has opted for the second alternative and the Company can therefore be liable for the payment of such levies in the event its suppliers overproduce. The Company, however, takes steps to ensure that its suppliers are within their production quotas and does not expect such provisions to have a material adverse effect upon it. Greece has the second lowest milk quota in the European Union and as a result shortages have occurred from time to time. The Agricultural Ministers of the European Union revised the quota mechanism in May 1999. According to that revision, the Greek quota has increased by 45,000 tons in the year 2000 and by an additional amount of 25,000 in the year 2001.

In June 2003, the Council of the European Union adopted a number of Regulations reforming the Common Agricultural Policy and among other sectors the milk market. According to these Regulations, the quota system will stay in place until year 2015. Greece’s annual quota was increased by 120,000 tons to 720,000 tons. In addition, the Council adopted decreases in minimum prices for butter and skimmed milk as well as changes to the structure and the level of financial aid directed by the European Union to farmers. According to the new rules the member states can decide between different options in passing the aid of the European Union to farmers. Up to now no changes have been announced by the Greek State and as a result, the Company is unable to predict the effect that the changes decided by the European Union might have on it. See “Suppliers and raw Materials”.

P.D.O. Designation. Pursuant to the European Union’s Protected Designation of Origin (“P.D.O.”) system, Greece obtained the protection of the right to use product names in connection with 20 traditional Greek cheeses, including Graviera of Crete and Kefalotyri. Producers in member states are restricted from labeling products with protected names. The original system also included Feta as a P.D.O product. However, certain North European member states had the right to continue to label certain cow-milk white cheese as “feta” until May 2001. Furthermore, Denmark, Germany and France, as well as organizations representing certain producers, petitioned the European Court of Justice to dispute the characterization of “feta” cheese as a uniquely Greek cheese. The Company through its cheese producing subsidiary, Pindos S.A., participated in the cases. On March 16, 1999 the Court ruled against the validity of the legislation protecting “feta” cheese but on procedural grounds. In October 2002 the European Commission issued Regulation 1929/2002 that again included “feta” cheese as P.D.O. According to this Regulation “feta” cheese will be produced only in designated areas in Greece after a 5 year transitional period. In December 2002 the same EU member states and producers as in 1996 petitioned the European Court of Justice against the above Regulation. In April 2003, the Association of Greek Milk Processing Industries to which the Company is a member submitted a plea to the European Court of Justice in order to participate to the above trial as interested third party. The Company is closely following the procedure and is actively supporting the effort of the Association. The Company cannot predict the outcome of such procedure and cannot estimate the effect it may have on the Company.

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

Trademarks and Patents

All of Fage’s products are marketed under registered trademarks. The Company considers its FAGE® trademark, as well as its major product brands, to be important competitive advantages and material to its business. The Company actively takes steps to protect its intellectual property rights when and where it deems appropriate. Trademarks are registered in Greece and in certain other European countries.

The Company uses six patents in its production process, all of which are registered in Greece. Five of such patents are owned by Mr. Kyriakos Filippou, one of the two shareholders of the Company, who has given the Company an irrevocable, royalty-free, license to use such patents in perpetuity.

Description of the Company’s Properties

The Company’s main facility in Metamorfossi, Athens, houses its principal yogurt and milk production facilities as well as its corporate headquarters. Additionally, the Company owns facilities in Trikala (production of semi-hard cheese), in Thessaloniki (distribution center of Northern Greece), in Ioannina (production of “feta”), in Crete (facility owned by Xylouris S.A., a subsidiary in which the Company owns a 71.75% interest, for the production of “Graviera of Crete”), in Amintaio, in Aliveri, in Agrinio (facility owned by Zagas S.A., a subsidiary in which the Company owns a 99.988% interest) and in Fthiotida, a subsidiary called Agroktima in which the Company owns a 99.996% interest.

As of December 31, 2003, the Company and its subsidiaries also leased 25 properties located throughout Greece consisting primarily of milk collection stations, warehouses and office space. Most of the commercial leases will expire between 2004 and 2008, subject to Greek statutory provisions which enable commercial and industrial tenants to extend the contractual term of a lease for a period of 6 to 12 years in total.

In addition the Company has an interest in a cheese production facility through its minority interest in Bizios S.A.

Organizational Structure Chart with Company’s Subsidiaries and other Interests.

Substantially all of the assets and operations of the Company are held directly by it rather than through subsidiaries. At December 31, 2003 Fage held interests in the following companies (1):

CONSOLIDATED SUBSIDIARIES

	directly	totally(1)

VORAS SA (2)	(100)%
FAGE ITALIA SRL	(88.87)%
XYLOURIS SA	(71.75)%
FOODS HELLAS SA	(99.38)
AGROKTIMA SA	(99.33)%,	(99.996)%
FAGE USA CORP.	(100)%
ILIATOR SA	(97)%
ZAGAS SA	(98)%,	(99.988)%

OTHER INTERESTS

BIZIOS SA	(45)%
TYRAS SA	(4.42)%
PACKING ITEMS DEVELOPMENT S.A.	(8.82)%
SIDERIS SP.TH. & Co	(33.33)%

Additionally, Foods Hellas SA as at December 31, 2003 held the equity interests set forth below in the following companies :

AGROKTIMA SA	(0.67)%
ZAGAS SA	(0.012)%

(1) Total participation interest through the participation interest from Foods Hellas SA.

(2) All assets of Voras S.A. have been transferred in the Company, and Voras S.A. is in the process of being liquidated.

Item 5 :                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements, including the notes thereto, and the other financial information included elsewhere herein. The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations. For the purposes of the annual report, certain out-of-book memorandum adjustments have been made to these records to prepare the Consolidated Financial Statements and other financial information included herein in accordance with U.S. GAAP.

General

The Company, the successor to a business founded in 1926 by the family of Mr. Athanassios Filippou, is the second largest Greek food company based on 2003 net sales. During the period from its inception until the mid-1970’s, Fage was involved primarily in the small scale production and distribution of traditional Greek yogurt. Until that time, retail outlets typically sold yogurt as a commodity product in bulk quantities often without reference to the manufacturer. In 1975, the Company was the first to introduce branded yogurt products into the Greek market. These products, which carried the FAGE® trademark, were sold in smaller, sealed tubs and presented in more attractively designed packaging. Over the last two decades, branded yogurt products have steadily replaced the traditional bulk varieties thus transforming the Greek yogurt industry into a predominantly branded market. The Company estimates that branded yogurt products now account for approximately 74% of yogurt sales volume in Greece and that the Company accounts for approximately 60% of sales of branded yogurt. During the period since 1975, the Company has devoted substantial resources to building its distribution network and enhancing the image of the FAGE® trademark and its other brand lines.

The Company’s commercial success in selling yogurt and the positive image of the FAGE® trademark have enabled it to increase revenues and profitability through diversification into other areas of the dairy industry. The Company introduced its first cheese products in 1991 and began the production and distribution of fresh milk in 1993. While yogurt and milk products accounted for approximately three-fourths of 2003 net sales, over the last several years, the Company has increased its cheese production capabilities by acquiring interests in six regional Greek cheese companies: Pindos, Tamyna and Voras (in which Fage owns a 100% interest; Pindos and Tamyna having been merged into Fage in 2002; and Voras being in the process of combining into Fage), Xylouris and Zagas (in which Fage owns a majority interest and which are consolidated), and Bizios (in which Fage owns a minority interest). The Company’s long-term strategy includes continued investment in the packaged cheese market. The Company has also expanded its business to include the distribution of fruit juices and refrigerated snacks. See “Major Shareholders and Related Party Transactions”. In addition to entering new product categories, the Company has used the strength of the FAGE® trademark and its extensive distribution network to increase sales and profitability through marketing new product launches and brand line extensions.

The Company has improved its operating efficiency through technological and other capital improvements to its production facilities, consolidation of its raw materials purchasing and other modifications to production processes and methods. These initiatives have lowered unit production costs, thereby contributing to Fage’s steady improvement in gross profit margin. The Company plans to make additional investments with the aim of further enhancing efficiency in its production facilities. The Company also plans to continue investing in and expanding its distribution system, particularly in Northern Greece, thereby reducing transportation costs and improving operating efficiency.

In 2003 Fage continued investing in a comprehensive nutritional educational program for children aged 7 to 11 in elementary schools throughout Greece. This program started in 2001, has already covered 80,000 children and is expected to continue over the coming years.

In March 2001, the Company became Grand Sponsor of the Athens 2004 Olympic Games with exclusivity in the yogurt, cheese and creams (butter, dairy desserts) categories. Fage has developed various programs in order to capitalize on this Grand Sponsorship and enhance the Company’s image. These programs are expected to become more intensive during 2004 through August when the Games will take place.

The Company’s primary market is Greece. Substantially all of its yogurt products are sold as branded products (a small amount is distributed in the traditional bulk market). In the milk sector, substantially all products, including all of the Company’s products, are sold as branded goods. The Company sells the majority of its cheese products in the packaged sector, which currently accounts for approximately 6% of Greek cheese sales. The Company believes that growth in the packaged cheese sector will continue in a manner similar to that which has been seen in branded yogurt over the last two decades. See “Risk Factors – Investment in Cheese Sector”. In export markets, which are primarily in the European Union, the Company sells branded yogurts and packaged cheeses.

Despite the publicity surrounding European food crisis and unrest that affected the Greek dairy industry since 1999, the Company continued to invest in marketing and communication activities to restore consumer confidence. Although the Greek dairy market currently shows signs of “healing”, further European food issues already under discussion in the EU may continue to affect the Greek dairy industry.

In 2003, the Greek market for branded yogurt increased by 1.8% in sales volume compared to 2002 according to I.R. Hellas. This increase was primarily driven by increased sales of plain yogurt (up 1.2%) and children’s yogurt (up 8.0%). Within the plain category, sales of strained yogurt grew by 7.9%, while sales of cow milk yogurt decreased by 5.9%. At the same time, sales of fruit yogurt decreased by 1.1% by volume. This was attributable to the poor performance of yogurts with fruit pieces (down 1.8%) and yogurts with fruit and cereals (down 11.4%), which more than offset increased sales volume of the newly launched fruit with chocolate yogurt, which was up 20.2% from 2002. Sales volume of desserts grew by 5.4%.

In 2003, the Greek white milk market decreased by 0.7% in sales volume, due to a decrease of 4.8% in the two month period of November-December. For the year, sales of fresh milk declined by 5.2%, while sales of evaporated and UHT milk declined 3.4% and 6.8%, respectively. The market for ESL white milk, with a 29.7% increase in sales volume in 2003, is the only sector of the market which continues to grow. For 2003, the ESL sector accounted for 22.7% of sales volume of refrigerated milk in Greece. The market for chocolate milk is also declining, down 8.0% in 2003 compared to 2002, and this decrease is reflected in all sectors (fresh milk-down 6.8%; UHT-down 9.7%; canned-down 16.6%). Finally, sales volume of cream decreased by 0.5% in 2003 compared to 2002.

The market for packaged cheese in Greece continued its upward trend in 2003, with sales volume increasing by 7% compared to 2002.

FAGE domestic yogurt sales volume decreased by 1.5% in 2003 compared to 2002. This was mainly due to a 2.8% decrease in sales of cow milk yogurt. Sales of fruit yogurt also decreased, down 18.8% by volume compared to 2002. The Company relaunched its AGELADITSA and SILOUET product lines in 2003. These steps, together with actions planned for 2004 with respect to FAGE’s fruit yogurt products, have been taken with a view to reverse the downward trend in sales of cow milk yogurt. Finally, sales by FAGE of dessert products increased by 3.2% in volume compared to 2002.

FAGE’s white milk sales volume increased by 0.2% in 2003 compared to 2002. The Company continued to support sales of its ESL product range through various promotional activities, and 2003 sales volume of FAGE’s ESL milk increased 36.9% compared to 2002. At the same time, sales volume of fresh milk decreased by 21.6%, following the overall Greek market trend discussed above. Similarly, sales volume of chocolate milk decreased 6.5%. Sales volume of milk creams increased 0.5% in 2003 compared to 2002.

Packaged cheese sales performed well with a 3.8% increase in volume for 2003. In December, a traditional cheese from Cyprus (Hallumi cheese) was launched in Greek market.

During January 2003, Fage increased prices for all categories by 3.5%.

In 2002, the Company retroactively applied EITF 01-09 and reflected trade support actions that are generally invoiced by customers as a deduction of sales rather than selling expenses. Such costs amounted to € 14,474, € 19,441 and € 20,830 for the years ended December 31, 2001, 2002 and 2003, respectively. In addition, distribution costs incurred by the Company and provided to representatives as an allowance on sales were reflected as selling expenses. Such distribution costs amounted to € 23,816, € 27,298 and € 28,458 for the years ended December 31, 2001, 2002 and 2003, respectively.

Results of Operations

The following table sets forth, for the years indicated, certain items in the Company’s consolidated income statements expressed as percentages of net sales:

	Year Ended December 31,
	2001	2002	2003

Net sales	100.0%	100.0%	100.0%
Cost of sales	64.3	62.6	63.0

Gross profit	35.7	37.4	37.0
Selling, general and administrative expenses	27.5	28.7	31.2
Impairment loss	1.2	0.0	0.0

Income from operations	7.0	8.7	5.8
Interest expense	3.8	3.2	2.2
Foreign exchange losses (gains) , net	1.7	(5.6)	(4.1)
Losses on equity investee	0.1	0.4	0.2
Other income (expenses), net	0.4	0.4	0.1

Income before income taxes and minority interests	1.8	11.1	7.6
Provision for income taxes	1.7	4.5	3.1

Income before minority interests	0.1	6.6	4.5
Minority interests	0.0	0.1	0.0

Net income	0.1%	6.7%	4.5%

Year ended December 31, 2003 compared to year ended December 31, 2002

Net sales. Net sales for 2003 were of € 349.5 million ($ 440.3 million), an increase of € 18.2 million ($ 22.9 million), or 5.5%, from € 331.3 million ($ 417.3 million) for 2002, representing a total volume increase of 0.8%. The increase was mainly attributable to the increase in prices for all categories by 3.5% and the introduction of new products. Refer to the factors discussed above under “General”.

Gross profit. Gross profit for 2003 was € 129.2 million ($ 162.7 million), an increase of € 5.2 million ($ 6.6 million), or 4.2%, from € 124.0 million ($ 156.2 million) for 2002. This improvement is attributable to the factors discussed above under “General”. Gross profit as a percentage of net sales for 2003 decreased to 37.0% from 37.4% for 2002. Cost of sales for 2003 was € 220.3 million ($ 277.5 million), an increase of € 13.0 million ($ 16.4 million) or 6.3% from € 207.3 million ($ 261.1 million) for 2002. Cost of sales as a percentage of net sales increased from 62.6% in 2002 to 63.0% in 2003.

Selling, general and administrative expenses. Selling, general and administrative expenses (‘‘SG & A’’) for 2003 were € 109.1 million ($ 137.4 million), an increase of € 13.9 million ($ 17.5 million), or 14.6%, from € 95.2 million ($ 119.9 million) for 2002. SG & A as a percentage of net sales increased from 28.7% in 2002 to 31.2% in 2003, an increase of 8.7%. This increase was partly due to promotion and other expenses in connection with Fage’s sponsorship of the 2004 Athens Olympic Games, partly due to advertising expenses to support the new brand name GALA 10 launch and partly due to increased compensation of certain members of the Filippou family employed by the Company. The Company believes the amounts paid to members of the family are appropriate consideration for the services provided.

Impairment loss. There was no impairment loss for 2003 or 2002.

Income from operations. Income from operations for 2003 was € 20.1 million ($ 25.3 million), a decrease of € 8.7 million ($ 11.0 million), or 30.2%, from € 28.8 million ($ 36.3 million) for 2002. Income from operations as a percentage of net sales for 2003 decreased from 8.7% in 2002 to 5.8% in 2003. This decrease was mainly due to the increased SG&A.

Interest expense. Interest expense for 2003 was € 7.6 million ($ 9.6 million), a decrease of € 2.9 million ($ 3.7 million), or 27.6%, from € 10.5 million ($ 13.2 million) for 2002. This decrease is mainly due to the revaluation of the Euro against the US dollar for 2003 in comparison with the respective exchange rate for 2002 and due to the decreased short-term borrowings during 2003. Given that the Company’s Senior Notes are denominated in US dollars, the strengthening of the Euro against the US dollar affected the Euro equivalent of the amount of interest incurred.

Foreign exchange losses (gains), net. Foreign exchange gains for 2003 were € 14.4 million ($ 18.1 million) mainly due to the Senior Notes year end remeasurement. For 2002 there were foreign exchange gains of € 18.4 million ($ 23.2 million).

Losses on equity investee. Losses on equity investee for 2003 were € 0.7 million ($ 0.9 million), a decrease of € 0.5 million ($ 0.6 million) from € 1.2 million ($ 1.5 million) for 2002. The losses of € 0.7 million ($ 0.9 million) relate to the equity pick-up of the loss of Bizios S.A. of € 0.5 million ($ 0.6 million) and the impairment loss recognized on the acquisition of Sideris Sp. Ths & Co. of € 0.2 million ($ 0.3 million).

Other income (expenses), net. Other income for 2003 was € 0.4 million ($ 0.5 million). Other income for 2002 was € 1.3 million ($ 1.6 million).

Provision for income taxes. The provision for income taxes for 2003 was € 10.8 million ($ 13.6 million). For 2002 the provision for income taxes was € 14.9 million ($ 18.8 million).

Net income. Net income for 2003 was € 15.8 million ($ 19.9 million), a decrease of € 6.3 million (€ 7.9 million), or 28.5% from a net income of € 22.1 million ($ 27.8 million) for 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

Net sales. Net sales for 2002 were of € 331.3 million ($ 417.3 million), an increase of € 27.5 million ($ 34.6 million), or 9.1%, from € 303.8 million ($ 382.7 million) for 2001, representing a total volume increase of 1.5%.

Gross profit. Gross profit for 2002 was € 124.0 million ($ 156.2 million), an increase of € 15.6 million ($ 19.7 million), or 14.4%, from € 108.4 million ($ 136.6 million) for 2001. Gross profit as a percentage of net sales for 2002 increased to 37.4% from 35.7% for 2001. Cost of sales for 2002 was € 207.3 million ($261.1 million), an increase of € 12.0 million ($ 15.1 million) or 6.1% from € 195.3 million ($ 246.0 million) for 2001. Cost of sales as a percentage of net sales decreased from 64.3% in 2001 to 62.6% in 2002.

Selling, general and administrative expenses. Selling, general and administrative expenses (‘‘SG & A’’) for 2002 were € 95.2 million ($ 119.9 million), an increase of € 11.7 million ($ 14.7 million), or 14.0%, from € 83.5 million ($ 105.2 million) for 2001. SG & A as a percentage of net sales increased from 27.5% in 2001 to 28.7% in 2002, an increase of 4.4%.

Impairment loss. As of January 1, 2002, the Company applied SFAS No. 142, “Goodwill and Other Intangible Assets”, which application indicated that the carrying amount of goodwill as of such date was not impaired. Impairment loss for 2001 was € 3.7 million ($ 4.7 million).

Income from operations. Income from operations for 2002 was € 28.8 million ($ 36.3 million), an increase of € 7.5 million ($ 9.4 million), or 35.2%, from € 21.3 million ($ 26.8 million) for 2001. Income from operations as a percentage of net sales for 2002 increased from 7.0% in 2001 to 8.7% in 2002.

Interest expense. Interest expense for 2002 was € 10.5 million ($ 13.2 million), a decrease of € 1.2 million ($ 1.5 million), or 10.3%, from € 11.7 million ($ 14.7 million) for 2001. This decrease is mainly due to the revaluation of the Euro against the US dollar for 2002 in comparison with the respective exchange rate for 2001 and due to the decreased short-term borrowings in 2002.

Foreign exchange losses (gains), net. Foreign exchange gains for 2002 were € 18.4 million ($ 23.2 million) mainly due to the Senior Notes year end remeasurement. For 2001 there was a foreign exchange loss of € 5.2 million ($ 6.6 million).

Losses on equity investee. Losses on equity investee for 2002 were € 1.2 million ($ 1.5 million), an increase of € 0.9 million ($ 1.1 million) from € 0.3 million ($ 0.4 million) for 2001. This increase is mainly due to the impairment loss of € 0.6 million ($ 0.8 million) of the Company’s investment in Bizios S.A. for 2002.

Other income (expenses), net. Other income for 2002 were € 1.3 million ($ 1.6 million). Other income for 2001 were € 1.6 million ($ 2.0 million).

Provision for income taxes. The provision for income taxes for 2002 was € 14.9 million ($ 18.8 million). For 2001 the provision for income taxes was € 5.3 million ($ 6.7 million).

Net income. Net income for 2002 was € 22.1 million ($ 27.8 million). For 2001 there was a net income of € 0.3 million ($ 0.4 million).

Liquidity and Capital Resources

Sources of Capital. The Company funds its operating costs through cash from operations and short-term borrowings under various lines of credit maintained at several banks. At December 31, 2003, approximately € 41.4 million ($ 52.2 million) was available, see “Note 12 Short-Term Borrowings” to the accompanying consolidated financial statements.

Cash flows from operations can be impacted by the Company’s extension of credit and the terms and collection of its receivables. The Company has established criteria for granting credit to customers, which are generally based upon the size of the customer’s operations and consideration of relevant financial data. Business is generally conducted with such customers under normal terms with collection expected within sixty (60) days after shipment. At each reporting period date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. It is the Company’s policy to attach liens against the property of most of its delinquent customers. Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized. Notwithstanding this, the Company does not consider its accounts receivable collection process to be delayed. Rather, the Company believes its cash management policies are effective in ensuring that the turnover of its accounts receivable and accounts payable are properly balanced within general business practices in Greece.

Operating Activities. Net cash from operating activities for 2003 was € 8.7 million ($ 11.0 million), a decrease of € 26.8 million ($ 33.8 million) from € 35.5 million ($ 44.7 million) for 2002, which mainly is due to a decrease in earnings and change in working capital.

Investing Activities. Net cash used in investing activities for 2003 was € 17.5 million ($ 22.0 million), an increase of € 13.1 million ($ 16.5 million), from € 4.4 million ($ 5.5 million) for 2002. Capital expenditures of € 18.4 ($ 23.2 million) were made in continued investments in Company’s facilities in order to further realize operating efficiencies as discussed above under “General”. During 2003 capital expenditures of € 15.0 million ($ 18.9 million) were made in the Company’s facilities in Amintaio to support the production of GALA 10.

Financing Activities. Net cash from financing activities for 2003 was € 3.1 million ($ 3.9 million) compared to net cash used in financing activities of € 26.0 million ($ 32.8 million) for 2002. The increase of € 29.1 ($ 36.7 million) of net cash from financing activities in 2003 is mainly due to the payment of short-term borrowings of € 24.8 ($ 31.2 million) which is netted-off from the release of the restricted cash of  € 15.3 ($ 19.3 million) during 2002. The change in restricted cash is disclosed as cash flow from investing activities.

Contractual Obligations.

Contractual obligations as of December 31, 2003, were as follows:

(stated in thousands of Euro)

		Payment Due In:
	Total	2004	2005-06	2007-08	Αfter 2008
Long Term Debt(1)	72,998	—	—	72,998	—
Interest on Long-term Debt(1)	20,398	6,618	13,236	544	—
Operating Leases	2,080	982	1,024	74	—
Maturity of other long term payables	3,079	524	1,048	1,048	459
Olympic games sponsorship	1,260	1,260	—	—	—
Total	99,815	9,384	15,308	74,664	459

(1)   These amounts are denominated in U.S. dollars and have been translated to Euro using the rate of December 31, 2003, of U.S. $1.2597 to Euro 1.00 and are subject to foreign exchange fluctuations in future periods.

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

The Company believes that of our accounting policies the following may involve a higher degree of judgment and complexity:

Concentration of Credit Risk and Allowance for Doubtful Accounts: Financial assets that potentially subject the Company to concentrations of credit risk are trade accounts receivable. Due to the large volume and diversity of our customer base, concentrations of credit risk with respect to trade accounts receivable are limited. At each reporting period, all accounts receivable are assessed on historical trends, statistical information and future expectations and a provision is recorded for the probable and reasonably estimable loss for these accounts. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated statement of income for the reporting period.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, net of subsidies provided by the Greek State, plus interest costs incurred during periods of construction based upon the weighted average borrowing rate. Repairs and maintenance are expensed as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying consolidated statements of income. For statutory reporting purposes, the Company was obliged to revalue its property, plant and equipment at various dates following the provisions of the respective mandatory tax laws. These revaluations have been reversed in the accompanying consolidated financial statements, after giving effect to the related deferred income taxes. The reversal of the net revaluation gains is reflected as a separate component of shareholders’ equity.

Impairment of Long-Lived Assets: The U.S. Financial Accounting Standards Board issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long lived assets. The Company adopted SFAS No. 144 as of January 1, 2002, without any effect on the Company’s financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use is recognized, when the estimate of undiscounted future cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset computed using discounted cash flows if the asset is expected to be held and used. The accuracy of our assessments of fair value is based on management’s ability to accurately predict variables such as productivity and sales volume and prices, spending on marketing and other variables. Predicting these key variables, involves uncertainty about future events, however, the assumptions we use are consistent with these employed for internal planning purposes.

Goodwill:  Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding 20 years. Effective with the adoption of SFAS No. 142 on January 1, 2002, the Company is no longer amortizing goodwill, and is instead testing it for impairment at least annually. In December 2002 and 2003, we performed the required annual impairment test for goodwill and concluded that no impairment existed. Impairment loss is recognized when the estimated expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset.

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

Name	Age	Position

Kyriakos Filippou	65	Chairman of the Board*
Ioannis Filippou	68	Chief Executive Officer and Director*
Athanassios Filippou	38	Director
Athanassios-Kyros Filippou	35	Director
Dimitios Filippou	34	Director
Ioannis Granitsas	56	Vice Chairman and Director
Dimitrios Marinos	65	Director
Christos Koloventzos	48	Chief Financial Officer
Kostas Antonakis	53	Chief Commercial Officer
Alexios Leris	53	Chief Plants Officer
Ioannis Palatianos	53	Chief Engineering and Works Officer
Emmanuel Papaefthimiou	52	Exports/Imports Logistics Manager and Director

*There is an arrangement between Mr. Kyriakos Filippou and Mr. Ioannis Filippou pursuant to which they rotate their positions as the Chairman of the Board and Chief Executive Officer of the Company in June of each year. This arrangement has been in effect since 1989.

Mr. Kyriakos Filippou is currently the Chairman of the Board of the Company. Pursuant to the arrangement with Mr. Ioannis Filippou, he has been the Company’s Chief Executive Officer or its Chairman in alternate years since 1989. Previously, he was a Managing Director of the Company from 1977 to 1989. He has been the Chairman of the Board of ELBISCO HOLDING S.A., a public company that is listed on The Athens Stock Exchange and that produces and sells biscuits and snacks and distributes bread through its subsidiaries, and that is controlled by him and members of his family, since 1990, the Chairman of the Board of Evga S.A., a fruit juice and ice cream producer owned by him and members of his family, since 1992, the Chairman of the Board of Mornos S.A. (“Mornos”), a plastic packaging producer owned by members of his family and companies controlled by him, since 2000, the Chairman of the Board of Dafnos S.A. (“Dafnos”), a services and holding company owned by him and members of his family, since 1991 and Chairman of the Board of Palace S.A. (“Palace”), a service company controlled by him and members of his family, since 1993. In addition Mr. Filippou holds interests, directly and indirectly, in these and several other companies. He is the brother of Mr. Ioannis Filippou. See “Major Shareholders and Related Party Transactions”.

Mr. Ioannis Filippou is currently the Chief Executive Officer and a director of the Company. Pursuant to the arrangement with Mr. Kyriakos Filippou, he has been the Company’s Chairman or its Chief Executive Officer in alternate years since 1989. Previously, he was a Managing Director of the Company from 1977 to 1989. He has been the Chairman of the Board of HQF (Hellenic Quality Foods), a commercial and industrial food products company (formerly known as Kanaki S.A.) owned by him and members of his family, since 1988, the Chairman of the Board of Iofil S.A. (“Iofil”), an industrial, commercial and services company owner by him and members of his family, since 1989, the Chairman of the Board of Vis S.A. (“Vis”), a company listed on the Athens Stock Exchange, controlled by him and members of his family, since 1989, and the Chairman of the Board of A.E.K. Basketball Club, which is owned by him and Iofil, since 1995. In addition Mr. Filippou holds interests, directly and indirectly, in these and several other companies. He is the brother of Mr. Kyriakos Filippou. See “Control of Registrant” and “Major Shareholders and Related Party Transactions”.

Mr. Athanassios Filippou is a director of the Company, a position he has held since 1994. He currently holds the position of the Managing Director of HQF, the Managing Director of Iofil, the Chairman of the Board of Aspect Communication Services S.A. (“Aspect”), an advertising company controlled by him and members of his family, since 1993, and the Managing Director of Vis. He is the son of Mr. Ioannis Filippou. See “ Major Shareholders and Related Party Transactions”.

Mr. Athanassios-Kyros Filippou is a director of the Company, a position he has held since 1994. He has been the Chief Executive Officer of Evga since 1996. From 1994 to 1996, he was its Deputy Chief Executive Officer. He is the son of Mr. Kyriakos Filippou. See “Major Shareholders and related Party Transactions”.

Mr. Dimitrios Filippou is a director of the Company, a position he has held since 2002. He currently holds the position of the Vice Chairman of HQF, the Vice Chairman of Iofil, the Vice Chairman of the Board of Aspect, an advertising company controlled by him and members of his family, since 1993, and the Vice Chairman of Vis. He is the son of Mr. Ioannis Filippou. See “Major Shareholders and Related Party Transactions”.

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

Mr. Leris is the Chief Plants Officer of the Company, a position he has held since 1992. Previously he was the Company’s Production Manager from 1985 to 1991.

Mr. Palatianos is the Chief Engineering and Works Officer of the Company, a position he has held since 1995. Previously he was the Company’s Technical Manager from 1993 to 1995, its Fleet Manager from 1980 to 1994, and its Maintenance Manager from 1985 to 1993.

Mr. Papaefthimiou is the Exports/Imports Logistics Manager and a director of the Company, positions he has held since 1994 and 1995, respectively. Previously he was the Exports/Imports Logistics Supervisor for the Company from 1984 to 1994.

Compensation of Directors and Officers

The Company paid an aggregate of € 2.2 million ($ 2.8 million) for the year ended December 31, 2003 to its executive officers and directors for services in all capacities. The Company has no stock option, or other stock-based compensation, and no employment agreement with any executive officer.

Employees

The Company had approximately 1,434 full-time employees as of December 31, 2003, substantially all of whom were covered by one of 24 collective bargaining agreements. These agreements, which are renewed every year, generally provide for inflation-indexed wages in addition to productivity-linked wage adjustments. The Company promotes the recruitment, development and retention of appropriately qualified managers and employees. The Company believes that its relationship with its employees is good and the Company has not experienced any work stoppages due to labor unrest in the last five years. Following there is a breakdown of employees by main category of activity.

Number of Employees
Production process	934
General & Administrative	147
Selling & Distribution	353
1,434

Item 7 :                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Control of Registrant

The Company is wholly-owned by Messrs. Ioannis and Kyriakos Filippou, the sons of the Company’s founder, Athanassios Filippou. Each brother owns fifty percent (50%) of the capital stock of the Company. The Company’s charter requires a vote of ninety percent (90%) for any sale or transfer of any amount of capital stock to be effected.

Transactions with Family Owned Companies

The stockholders of the Company, Messrs. Ioannis and Kyriakos Filippou, and members of their respective families (including Messrs. Athanassios Filippou, Athanassios-Kyros Filippou and Dimitrios Filippou) own interests, directly and indirectly, in several companies. The Company purchases goods and services from certain of such companies in the ordinary course of its business. The Company believes that in each case the terms of such transactions are comparable to those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances. The following briefly describes the material transactions between such companies.

Mornos. The Company purchases plastic yogurt tubs, aluminium yogurt tub tops and other packaging products from Mornos. Mrs. Dimitra Filippou, the wife of Mr. Kyriakos Filippou and companies controlled by Mr. Kyriakos Fillippou and members of his family own 100% of Mornos. Mr. Kyriakos Filippou is the Chairman of the Board of Mornos. The Company’s purchases from Mornos totaled € 17.3 million ($ 21.8 million), € 19.6 million ($ 24.7 million) and € 20.4 million ($ 25.7 million) for 2001, 2002 and 2003, respectively.

Vis. The Company during 2001 and 2002 purchased corrugated boxes from Vis, a public company that is listed on The Athens Stock Exchange. Mr. Ioannis Filippou, members of his family and a company owned by them own 55% of Vis and Fage owns 7.1%. Mr. Ioannis Filippou is Chairman and Mr. Athanassios Filippou Vice Chairman of the Board of Vis. The Company’s purchases from Vis totaled € 4.6 million ($ 5.8 million) and € 2.5 million ($ 3.1 million) for 2001 and 2002, respectively.

Vihep. The Company purchases sugar, cocoa and various other ingredients from Vihep. Mr. Dimitrios Anagnostou, the brother-in-law of Mr. Kyriakos Filippou, owns the 75% of Vihep. The Company’s purchases from Vihep totaled € 2.8 million ($ 3.5 million), € 2.7 million ($ 3.4 million) and € 2.3 million ($ 2.9 million) for 2001, 2002 and 2003, respectively.

Evga. The Company purchases fresh fruit juices from European Milk and Flour Industry S.A. (“Evga S.A.”) a subsidiary of Evga Holdings S.A., which is owned by Mr. Athanassios-Kyros Filippou, Mrs. Dimitra Filippou and by companies controlled by them and by Mr. Kyriakos Filippou. The Company is the exclusive distributor of Evga’s fresh fruit juices in Greece. These products, which bear the EVGA® trademark, are purchased by the Company from Evga at a negotiated discounted price and are sold to retailers at a mark-up. Evga retains responsibility for all marketing, advertising and promotion costs. The Company’s purchases from Evga totaled € 7.4 million ($ 9.3 million), € 8.5 million ($ 10.7 million) and € 9.2 million ($ 11.6 million) for 2001, 2002 and 2003, respectively. The Company believes this arrangement is attractive because it widens the range of products offered to retailers at little incremental cost since the Company utilizes its existing distribution network. In addition, from time to time, the Company sells to Evga various raw materials for its products. The Company’s sales to Evga totaled € 0.6 million ($ 0.8 million), € 0.7 million ($ 0.9 million) and € 0.7 million ($ 0.9 million) for 2001, 2002 and 2003, respectively.

Aspect. Aspect is an advertising and media agency. Iofil owns 73.82%, and HQF owns 23.20%. Mr. Athanassios Filippou is the Chairman of the Board and Mr. Dimitrios Filippou is the Vice Chairman of the Board of Aspect. The Media Department of Aspect is engaged in planning, scheduling and buying time and space on television and radio and in publications for all companies controlled by the Filippou family and a number of other companies on a commission basis. The Company believes it benefits from this arrangement because Aspect receives favorable pricing and placement terms due to the large volume of its purchases. In addition, Aspect’s Creative and Client Service Departments are engaged in developing advertising and promotional campaigns for several of the Company’s products and brands. When Aspect handles a product or brand advertising and/or promotion, it charges the Company an additional commission on the total campaign cost. Billings by Aspect to the Company totaled € 14.2 million ($ 17.9 million), € 17.4 million ($ 21.9 million) and € 17.3 million ($ 21.8 million) for 2001, 2002 and 2003, respectively. Aspect’s commissions out of the above were 4% for media planning, scheduling and buying and an additional 12% for handling advertising and promotional campaigns.

Iofil. Iofil is 100% owned by Mr. Ioannis Filippou and members of his family. Mr. Ioannis Filippou is Chairman, Mr. Dimitrios Filippou is Vice Chairman and Mr. Athanassios Filippou is Managing Director of the Board of Iofil. Iofil is an industrial, commercial and services company and is also the controlling shareholder of Vis. Iofil provides corporate management services to the Company and other companies controlled by the Filippou family. Additionally, since 2002, the Company has purchased from Iofil corrugated boxes. The Company’s purchases from Iofil totaled € 1.2 million ($ 1.5 million), € 4.1 million ($ 5.2 million) and € 12.4 million ($ 15.6 million) for 2001, 2002 and 2003, respectively. There is an agreement between the Company and Iofil for the continuation of corporate management services in 2004. Services provided for by such agreement for 2004 will total € 3.9 million ($ 4.9 million).

Palace. Palace is 100% owned by Mr. Athanassios-Kyros Filippou and a company controlled by Mr. Kyriakos Filippou. Mr. Kyriakos Filippou is Chairman of the Board of Palace and Mr. Athanassios-Kyros Filippou is a director. Palace is a services company and provides corporate management services to other companies controlled by the Filippou family. Services provided for 2001, 2002 and 2003 totaled € 1.4 million ($ 1.8 million), € 1.6 million ($ 2.0 million) and € 3.2 million ($ 4.0 million), respectively. There is an agreement between the Company and Palace for the continuation of such services in 2004. Services provided for by such agreement for 2004 will total € 3.3 million ($ 4.2 million).

G.S. Kostakopoulos & Associates. The Company engages the law firm G.S. Kostakopoulos & Associates for various legal services. Mr. Georgios Kostakopoulos, the managing partner of the firm, is the brother-in-law of Messrs. Ioannis and Kyriakos Filippou. Payments by the Company to G.S. Kostakopoulos were approximately € 0.2 million ($ 0.3 million), € 0.3 million ($ 0.4 million) and € 0.6 million ($ 0.8 million) for 2001, 2002 and 2003, respectively.

Ioannis Nikolou ULP (“Ioannis Nikolou”). Mr. Ioannis Nikolou is the brother-in-law of Mr. Ioannis Filippou and is one of the Company’s sales representatives. As such, he buys products from the Company at a discounted price and resells them at a marked-up price, with the difference being retained as his commission. The Company determines the discounts offered to and mark-ups charged by its sales representatives in a uniform manner. Purchases by Ioannis Nikolou from the Company totaled € 3.4 million ($ 4.3 million), € 3.5 million ($ 4.4 million) and € 3.7 million ($ 4.7 million) for 2001, 2002 and 2003, respectively. Ioannis Nikolou derives a standard commission on resales of such purchased products.

Foods Hellas. The Company owns 99.38% of Foods Hellas, a consolidated subsidiary, and the Company’s shareholders own the remaining 0.62%. Foods Hellas owns 0.67% of Agroktima.

Iliator. The Company owns 97% of Iliator, a consolidated subsidiary, and the Company’s shareholders own the remaining 3%.

Compensation to Family Members

In addition to the relationships described above, certain members of the Filippou family also are employees of the Company or provide various services to the Company. The aggregate compensation paid in this respect to members of the family in 2001, 2002 and 2003 was € 2.8 million ($ 3.5 million), € 7.0 million ($ 8.8 million) and € 14.1 million ($ 17.8 million), respectively. The Company believes that in each case the terms of such arrangements, including the services rendered and the rate of compensation, were comparable to those that would be attainable by the Company in the ordinary course from unaffiliated third parties.

Item 8 :                  FINANCIAL INFORMATION

Legal Proceedings

The Company is a party to various lawsuits and arbitration proceedings in the normal course of business. According to the Company’s management and its legal advisors, all of the lawsuits will be settled without any material adverse effect on the Company’s consolidated financial position or results of operations.

Company’s Policy on Declaring Dividends

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

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed which are as follows:

a)             No dividends can be distributed to the shareholders as long as the Company’s net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

b)            No dividends can be distributed to the shareholders as long as the unamortized balance of “Preoperating Expenses”, as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

No dividends have been declared during 2001 and 2002. At December 31, 2003 the Company proposed a dividend distribution of € 3,250. Such dividends are subject to the Shareholders approval at a meeting to be held the latest by June 30, 2004.

The Indenture under which the Company’s Senior Notes were issued restricts the amount of dividends and requires that certain financial tests be satisfied prior to any payments of dividends.

Export Sales

The Company’s export sales made primarily to Western Europe and the United States of America totaled € 35.6 million ($ 44.8 million), € 39.3 million ($ 49.5 million) and € 44.0 million ($ 55.4 million) for 2001, 2002 and 2003, respectively. The above sales represent 6.4%, 7.0% and 9.3% of the total sales volume for 2001, 2002 and 2003, respectively.

Item 9 :                  THE OFFER AND LISTING

The Company’s capital stock is privately owned. See Item 7-”Control of Registrant”. The Company’s 9% of Senior Notes due 2007 were offered pursuant to a transaction registered under the Securities Act of 1933, as amended, and trade from time to time in the over-the-counter market. The Company has no information regarding the prevailing prices at which the notes trade.

Item 10 :                ADDITIONAL INFORMATION

Share Capital

As of December 31, 2001 the Company’s share capital consisted of 7,010,000 common, registered shares of € 2.93 par value each. In January 2002 and in order to convert the denomination of the share capital from Greek Drachmae to Euro and round the par value of the shares to the nearest decimal, the share capital was increased through a cash contribution of € 0.04 million ($ 0.04 million) (par value of each share increased to € 2.94). Furthermore, in June 2002, the share capital was increased by the issuance of 2,600,400 common, registered shares of € 2.94 par value each, through the capitalization of the revaluation gains of € 7.6 million ($ 9.6 million). Accordingly, at December 31, 2002 and December 31, 2003 the Company’s share capital consisted of 9,610,400 common, registered shares of € 2.94 par value each. All shares and per share amounts in the accompanying consolidated financial statements have been restated to give effect to the issuance of these additional shares.

The Company’s share capital is owned by Mr. Ioannis Filippou and Mr. Kyriakos Filippou, each of whom owns directly 50% of the outstanding shares.

Memorandum and Articles of Association

The Company is organized under the laws of the Hellenic Republic (also known as Greece). Its objects and purposes, as specified in its Memorandum and Articles of Association (the “Memorandum”), include the production and trading of dairy products, the distribution of other food products and the trading, import and export, and representation of firms in Greece and abroad in connection with such products. The Memorandum is an exhibit to this Report.

The board of directors may be composed of three to seven members, as established by resolution of the directors. Currently, the board consists of seven members. Directors are elected for terms of three years.

The authorized capital of the Company consists solely of common shares. Holders of common shares are entitled to one vote per share on all matters submitted to shareholders, and the presence in person or by proxy of holders entitled to vote a majority of the total number of votes that may be cast at any meeting constitutes a quorum for the transaction of business at such meeting. Higher quorum thresholds (ranging from 80%-90%) apply in the event the General Assembly is to consider a transfer of common shares. Holders of common shares have an equal right to receive dividends when and if declared by the Company’s board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of common shares are entitled to share ratably in all assets of the Company which are legally available for distribution to common shareholders.

The Company’s Memorandum also contains provisions whereby if one of the existing shareholders dies, his sons and grandsons from his sons’ side have the right to purchase the common shares formerly held by the deceased from his heirs, and his heirs are obligated to sell such shares. The purchase price would be calculated as provided by the Memorandum based upon the Company’s net assets as of its last balance sheet, excluding good will, trademarks and other intangible assets. Except as aforesaid, the holders of common shares have no preemptive, subscription, redemption or sinking fund rights.

Annual Meeting

The Company’s memorandum provides for an annual meeting, referred to as the General Assembly, during the first of six months of each calendar year. The General Assembly must approve the Company’s audited financial statements for the prior year and appoint auditors for the current year.

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

Taxation

All payments to U.S. Holders with respect to the Senior Notes by the Company will be made without withholding or deduction for Greek taxes unless required by law or the interpretation or administration thereof, in which case, the Company will, except in certain circumstances, pay such additional amounts as may be necessary so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction; provided that such payments to a holder other than a U.S. Holder would be limited to the amount that would be payable to such holder if it were such a U.S. Holder. Greece has entered into tax treaties with various other countries that provide for reductions in or the elimination of Greek withholding tax. Holders of Senior Notes should consult their tax advisors respecting the application of such treaties to them. There can be no assurance that holders other than United States residents or corporations would be entitled to full reimbursement from the Company in the event the Company is required to withhold or deduct amounts from payments to such holders in respect of the Senior Notes. For purposes hereof, a “U.S. Holder” is an individual citizen or resident of the United States or a corporation created and organized in the United States.

Under the income tax treaty (the “Treaty”) between Greece and the United States, interest on the Senior Notes paid to a U.S. Holder that is a United States resident or corporation within the meaning of the Treaty is exempt from Greek income tax if (i) the U.S. Holder is not engaged in a trade or a business in Greece through a “permanent establishment” and (ii) the interest on the Senior Notes does not exceed 9% per year. The mere holding of the Senior Notes or the enforcement of rights with respect thereto would not constitute a permanent establishment. The Company intends to treat all holders as U.S. Holders not permanently established in Greece unless it has information to the contrary.

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

Item   11 :              QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Inflation

Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government’s measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations for the periods presented.  Greece experienced annual rates of inflation of 3.5%, 3.6% and 3.1% in the years 2001, 2002 and 2003, respectively.

Foreign Exchange Rate Fluctuation

Substantially all of the Company’s operations are conducted in Greece and, as a result, the Company’s operating results depend on the prevailing economic conditions in Greece.  Furthermore, substantially all of the Company’s revenues are in Euros.  The Senior Notes are denominated in dollars and will require the Company to make all principal and interest payments thereon in dollars.  As a result, the Company may be subject to significant foreign exchange risks.

The Company’s functional currency is the Euro.  At each balance sheet date, all monetary assets and liabilities denominated in other currencies, including the Senior Notes, are adjusted to reflect the then current exchange rate.  The resulting decrease or increase is reflected on the Company’s income statement as foreign exchange loss or gain.

Item   12 :              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART   II

Item   13 :              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item   14 :              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item   15                CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2003 was carried out by the Company under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer.  Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of control over financial reporting can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.  Subsequent to the date of the most recent evaluation of the Company’s internal control over financial reporting, there were no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect the internal control over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A               AUDIT COMMITTEE FINANCIAL EXPERT

The Company is not required by any applicable law or regulation to have, and does not currently have, an audit committee of its Board of Directors.  Rather, the customary duties and responsibilities of an audit committee are performed by the Board of Directors itself.  The Board has determined that Mr. Ioannis Granitsas meets the definition of Audit Committee Financial Expert, as specified by the rules of the United States Securities and Exchange Commission.  Mr. Granitsas is Vice Chairman as well as a Director of the Company.  See “Directors, Senior Management and Employees”.

Item 16B               CODE OF ETHICS

The Company has adopted a Code of Ethics that is applicable to its Chairman, Chief Executive Officer, Vice Chairman and Chief Financial Officer.  A copy has been filed as exhibit 11 to this report.

Item 16C               PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company during 2002 and 2003 made the following payments to its independent auditors:

	(stated in Euro)
	2002	2003
Audit fees	80,650	66,850
Audit related fees	—	12,000
Tax	—	—
All other	—	—
	80,650	78,850

Item 16D               EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

Item 16E                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART   III

Item 17 :                FINANCIAL STATEMENTS

Not Applicable

Item 18 :                FINANCIAL STATEMENTS AND EXHIBITS

(a)           Index to Consolidated Financial Statements

Page
1.	Reports of Independent Auditors	F-1, F-2

2.	Consolidated Balance Sheets as of December 31, 2002 and 2003	F3

3.	Consolidated Statements of Income for the years ended December 31, 2001, 2002, and 2003	F5

4.	Consolidated Statements of Shareholders’ Equity as of December 31, 2001, 2002, and 2003	F6

5.	Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	F7

6.	Notes to Consolidated Financial Statements	F8

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

7	Statement re Computation of Ratio and Earnings to Fixed Charges
8	Subsidiaries of Fage Dairy Industry S.A.
11	Code of Ethics
12	Certifications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece.

FAGE DAIRY INDUSTRY S.A.

Date: March 30, 2004	By:	/s/	Kyriakos Filippou
Kyriakos Filippou
Chairman of the Board

Date: March 30, 2004	By:	/s/	Ioannis Filippou
Ioannis Filippou
Chief Executive Officer and Director

Date: March 30, 2004	By:	/s/	Christos Koloventzos
Christos Koloventzos
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of FAGE DAIRY INDUSTRY S.A. (a Greek corporation) and subsidiaries (“Company”) as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of FAGE DAIRY INDUSTRY S.A. and subsidiaries as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated March 27, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FAGE DAIRY INDUSTRY S.A. and its subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG

Athens, Greece,

March 30, 2004

The audit report of Arthur Andersen, our former independent public accountants, which is set forth below, is included in this Annual Report on Form 20-F for purposes of including the opinion of Arthur Andersen on our financial statements for the year ended December 31,  2001.  Our financial statements for the fiscal years ended December 31, 2003 and 2002 , have been audited by and are reported on by Ernst & Young on page F-1 of this Annual Report on Form 20-F.

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To

FAGE DAIRY INDUSTRY S.A.:

We have audited the accompanying consolidated balance sheets of FAGE DAIRY INDUSTRY S.A. (a Greek corporation) and subsidiaries (“Company”) as of December 31, 2000 and 2001 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001 (expressed in thousands of Greek Drachmae). These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

ARTHUR ANDERSEN

Athens, Greece,

March 27, 2002

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND  2003

(Amounts in 000’s of Euro and U.S. Dollars)

		2002	2003
	Notes	EUR	EUR	U.S.$
ASSETS
Current Assets
Cash and cash equivalents		7,866	2,171	2,735
Marketable securities	3	3,116	4,014	5,056

Accounts receivable	4	80,463	83,063	104,634
Less: Allowance for doubtful accounts	4	(7,453)	(7,912)	(9,966)
		73,010	75,151	94,668

Due from related companies	5	1,587	1,739	2,191
Inventories	6	23,482	26,600	33,508

Total current assets		109,061	109,675	138,158

Investments and Other Assets
Investments in and advances to affiliates	7	1,236	767	966
Investments in equity securities (available-for-sale)	8	1,197	1,197	1,508
Other non-current assets	9	1,653	1,269	1,599
		4,086	3,233	4,073

Property, Plant and Equipment	10
Cost		154,824	171,094	215,527
Less: Accumulated depreciation		(63,420)	(71,518)	(90,091)
		91,404	99,576	125,436

Borrowing Costs	1
Cost		3,334	3,334	4,200
Less: Accumulated amortization		(2,453)	(2,562)	(3,228)
		881	772	972

Goodwill, resulting from consolidated subsidiaries	11	9,383	9,137	11,510

TOTAL ASSETS		214,815	222,393	280,149

Exchange rate used for the convenience translation of the December 31, 2003, Euro amounts:

U.S.$1.2597 to EUR 1.00

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS -

AS OF DECEMBER 31, 2002 AND  2003

(Amounts in 000’s of Euro and U.S. Dollars except per share data )

		2002	2003
	Notes	EUR	EUR	U.S.$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable		48,211	46,051	58,010
Short-term borrowings	12	5,838	8,514	10,725
Due to related companies	5	7,850	9,906	12,479
Income taxes payable	14	6,512	5,235	6,594
Deferred income taxes	14	6,685	3,448	4,344
Other current liabilities	15	9,598	8,166	10,287

Total current liabilities		84,694	81,320	102,439

Long-Term Liabilities
Long-term debt, net of current maturities	13	87,407	72,998	91,956
Staff retirement indemnities	16	1,401	1,773	2,233
Other long-term liabilities		3,079	2,555	3,218
Deferred income taxes	14	9,616	18,624	23,461
		101,503	95,950	120,868

Minority interests		52	37	47

Contingencies	22

Shareholders’ Equity
Share capital, nominal value EUR 2.94 each at December 31, 2002, (9,610,400 shares authorised, issued and outstanding at December 31, 2002 and 2003, respectively)	17	28,254	28,254	35,592
Reversal of revaluation gains	17	(22,396)	(22,396)	(28,212)
Retained earnings		23,078	38,863	48,955
Accumulated other comprehensive income		(370)	365	460
		28,566	45,086	56,795
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		214,815	222,393	280,149

Exchange rate used for the convenience translation of the December 31, 2003, Euro amounts:

U.S.$1.2597 to EUR 1.00

The accompanying notes are an integral part of these consolidated balance sheets.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Amounts in 000’s of Euro and U.S. Dollars, except share and per share data)

		2001	2002	2003
	Notes	EUR	EUR	EUR	U.S.$

Net sales	1, 20	303,771	331,308	349,490	440,253
Cost of sales	10	(195,335)	(207,316)	(220,308)	(277,522)

Gross profit		108,436	123,992	129,182	162,731

Selling, general and administrative expenses	10, 21	(83,508)	(95,197)	(109,074)	(137,400)
Impairment loss	1, 10	(3,674)	0	0	0

Income from operations		21,254	28,795	20,108	25,331

Interest expense	1, 12, 13	(11,693)	(10,483)	(7,562)	(9,526)
Foreign exchange gains (losses), net	1	(5,235)	18,428	14,385	18,121
Losses on equity investee	7	(303)	(1,197)	(680)	(857)
Other income (expenses), net	13	1,576	1,305	356	448

Income before income taxes and minority interests		5,599	36,848	26,607	33,517
Provision for income taxes	1, 14	(5,270)	(14,900)	(10,837)	(13,652)

Income before minority interests		329	21,948	15,770	19,865

Minority interests		13	111	15	19

NET INCOME		342	22,059	15,785	19,884

Income per share, basic and diluted	1	0.04	2.30	1.64	2.07

Weighted average number of shares, basic and diluted		9,610,400	9,610,400	9,610,400	9,610,400

Exchange rate used for the convenience translation of the December 31, 2003, Euro amounts:

U.S.$1.2597 to EUR 1.00

The accompanying notes are an integral part of these consolidated statements.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Amounts in 000’s of Euro and U.S. Dollars)

				RETAINED EARNINGS (DEFICIT)
	Comprehensive Income	Share Capital	Reversal of Revaluation Gains	Legal, Tax Free and Extraordinary Reserves	Accumulated Earnings/ (Deficit)	Total	Accumulated Other Comprehensive Income	Grand Total

Balance, December 31, 2000		20,572	(14,751)	18,603	(17,926)	677	0	6,498

Net income for the year	342	0	0	0	342	342	0	342

Transfer of statutory earnings to legal, tax free and extraordinary reserves		0	0	913	(913)	0	0	0

Unrealized losses on marketable securities	(256)	0	0	0	0	0	(256)	(256)

Comprehensive income	86

Balance, December 31, 2001		20,572	(14,751)	19,516	(18,497)	1,019	(256)	6,584

Increase in share capital through the capitalization of revaluation gains		7,645	(7,645)	0	0	0	0	0

Increase in share capital through cash contribution		37	0	0	0	0	0	37

Net income for the year	22,059	0	0	0	22,059	22,059	0	22,059

Transfer of statutory earnings to legal, tax free and extraordinary reserves		0	0	4,415	(4,415)	0	0	0

Foreign currencies translation	35	0	0	0	0	0	35	35

Unrealized losses on marketable securities	(149)	0	0	0	0	0	(149)	(149)

Comprehensive income	21,945

Balance, December 31, 2002		28,254	(22,396)	23,931	(853)	23,078	(370)	28,566

Net income for the year	15,785	0	0	0	15,785	15,785	0	15,785

Transfer of statutory earnings to legal, tax free and extraordinary reserves		0	0	207	(207)	0	0	0

Foreign currencies translation	20	0	0	0	0	0	20	20

Additional minimum pension liability, net of deferred income tax	(10)	0	0	0	0	0	(10)	(10)

Unrealized gains on marketable securities, net of deferred income tax	725	0	0	0	0	0	725	725

Comprehensive income	16,520

Balance, December 31, 2003		28,254	(22,396)	24,138	14,725	38,863	365	45,086

The accompanying notes are an integral part of these consolidated statements.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Amounts in 000’s of Euro and U.S. Dollars)

	2001	2002	2003
	EUR	EUR	EUR	U.S.$
Cash Flows from Operating Activities:
Net income	342	22,059	15,785	19,884
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	8,659	8,468	9,671	12,182
Impairment loss	3,674	0	0	0
Deferred income taxes	2,329	9,679	5,633	7,096
Provision for personnel retirement cost	591	404	511	644
Provision for doubtful accounts receivable	531	1,171	459	579
Minority interests	(13)	(111)	(15)	(19)
Gain from sale of property, plant & equipment	(174)	(227)	(69)	(87)
Unrealised foreign exchange (gains) losses	5,362	(16,558)	(15,064)	(18,977)
Losses on equity investee	303	1,197	680	857

(Increase) Decrease in:
Accounts receivable	(9,597)	(9,251)	(2,477)	(3,120)
Due from related companies	(359)	168	(152)	(191)
Inventories	(2,391)	379	(3,118)	(3,928)
Increase (Decrease) in:
Trade accounts payable	4,081	11,191	(2,160)	(2,721)
Due to related companies	14	3,270	2,056	2,590
Income taxes payable	372	2,493	(1,277)	(1,609)
Other current liabilities	(337)	1,686	(1,483)	(1,868)
Payment of staff retirement indemnities	(491)	(201)	(239)	(301)
(Increase) decrease in other non-current assets	(273)	(847)	438	552
Increase (decrease) in other long-term liabilities	2,290	519	(524)	(660)
Net Cash from Operating Activities	14,911	35,489	8,655	10,903

Cash Flows from Investing Activities:
Capital expenditure for property, plant & equipment	(11,281)	(18,964)	(18,433)	(23,220)
Proceeds from sale of fixed assets	1,679	2,131	1,012	1,275
Proceeds from subsidies/grants	440	0	0	0
Investments in and advances to affiliates	(5,547)	(2,823)	(123)	(155)
Net change in restricted cash	(7,065)	15,298	0	0
Purchase of marketable securities	(1,261)	(14)	0	0
Net Cash used in Investing Activities	(23,008)	(4,372)	(17,544)	(22,100)

Cash Flows from Financing Activities:
Net change in short-term borrowings	8,951	(24,835)	3,141	3,956
Repayment of long-term debt	(1,326)	(1,242)	0	0
Increase of share capital	0	37	0	0
Net Cash from (used in) Financing Activities	7,625	(26,040)	3,141	3,956

Effect of exchange rates changes on cash	(144)	(42)	53	67

Net increase (decrease) in cash and cash equivalents	(616)	5,035	(5,695)	(7,174)
Cash and cash equivalents at beginning of year	3,447	2,831	7,866	9,909

Cash and cash equivalents at end of year	2,831	7,866	2,171	2,735

Supplemental disclosures of Cash Flow Information :
Cash paid for :
• interest, net of amounts capitalized	10,991	10,770	7,751	9,764
• income taxes	2,579	2,727	5,616	7,074

Exchange rate used for the convenience translation of the December 31, 2003, Euro amounts:

U.S.$1.2597 to EUR 1.00

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001,2002 AND 2003

(Amounts in all tables and notes are presented in thousands of Euro unless otherwise stated)

BUSINESS INFORMATION:

Fage Dairy Industry S.A., a corporation organized under the laws of the Hellenic Republic (also known as Greece), is the successor to a business founded in Athens in 1926 by the family of Mr. Athanassios Filippou, the father of the current shareholders, Messrs. Ioannis and Kyriakos Filippou.  References to the “Company” or “Fage” include, unless the contents indicate otherwise, Fage Dairy Industry S.A. and its consolidated subsidiaries.

Through its extensive distribution network, the Company sells a wide range of branded dairy products, including yogurt and dairy desserts, milk and milk cream and cheese. All operating activities are conducted in Greece and the Company’s products are sold under the FAGE® trademark.

No single customer accounted for more than 10% of the consolidated net sales during the years ended December 31, 2001, 2002 and 2003.

1.         SIGNIFICANT ACCOUNTING POLICIES:

a)   Principles of Consolidation: The accompanying consolidated financial statements of the Company include the accounts of Fage Dairy Industry S.A. and all subsidiaries where Fage Dairy Industry S.A. has control. Control is presumed to exist when Fage Dairy Industry S.A. through direct or indirect ownership retains the majority of voting interest or has the power to control the Board of the investee. Subsidiaries included in the accompanying consolidated financial statements are: Foods Hellas S.A. (99.38%), Voras S.A. (100%), Xylouris S.A. (71.75%), Fage Italia S.r.l (previously Ellenica S.r.l) (88.87%), Agroktima Agios Ioannis S.A. (99.996%), Iliator S.A. (97%), Fage USA Corp. (100%) and Zagas S.A. (99.988%).  In addition, the consolidated financial statements for the year ended December 31, 2001, include the accounts of Pindos S.A. (100%) and Tamyna S.A. (100%) which subsidiaries were merged into Fage Dairy Industry S.A. during fiscal year 2002. (See Note 11).   All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

The Company’s investments in other significant entities in which Fage exercises significant influence are accounted for using the equity method.  Under this method the investment is carried at cost and is adjusted to recognize the investors’ share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the investor and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses. The investment is also adjusted to reflect the investor’s share of changes in the investee’s capital. Distributions received from an investee reduce the carrying amount of the investment.

Investments in which Fage does not exercise significant influence, are accounted for at cost and adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. Distributions received from an investee reduce the carrying amount of the investment.

b)   Basis of Financial Statements: The Company maintains its accounting records and publishes its statutory financial statements following Greek tax and corporate regulations and has made certain adjustments to these records to present the accompanying consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

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

d)   Foreign Currency Translation: Effective January 1, 2001 and pursuant to the Treaty for the European Union, Greece joined the Economic and Monetary Union (E.M.U.).  Accordingly, the rate for the Greek Drachmae (GRD) against the Euro was fixed at GRD 340.75 to Euro 1.00.  Effective January 1, 2002, the official currency for all E.M.U. member states is the Euro.  Accordingly, as of January 1, 2002, Fage’s functional currency is the Euro. Transactions involving other currencies are converted into Euro (or Greek Drachmae through December 31, 2001), using the exchange rates, which are in effect at the time of the transactions.  At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates.

Gains or losses resulting from foreign currency remeasurement are reflected in the accompanying consolidated statements of income.

 Of the foreign exchange gains (losses), net, shown in the accompanying consolidated statements of income, losses of € 5,165 for 2001, and gains of € 16,527 and € 14,990 for 2002 and 2003, respectively relate to year-end remeasurement.  Included in foreign exchange gains (losses), net, for 2001, 2002 and 2003 are amounts of  € (5,414), € 16,343 and € (14,599), respectively, relating to unrealized foreign exchange gains (losses) of Senior Notes referred to in Note 13.

The functional currency of the Company’s wholly owned subsidiary, Fage USA Corp., is the U.S. Dollar.  Accordingly, all balance sheet accounts of this subsidiary are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate of exchange prevailing during the year. Cumulative translation gains/(losses) are reported as cumulative translation adjustment in “Accumulated Other Comprehensive Income”, a separate component of shareholders’ equity, which amounted to € 35 and € 55 at December 31, 2002 and 2003, respectively. Transaction gains or losses are reported in the consolidated statements of income.

e)   Product Development Costs:  Product development costs are expensed as incurred.

f)    Advertising Costs: All advertising costs are expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of income. Advertising costs for the years ended December 31, 2001, 2002 and 2003, were € 17,281, € 22,147 and € 23,160, respectively.

g)   Borrowing Costs: The expenses incurred in connection with the issuance and distribution of the Senior Notes issued on February 11, 1997, (see Note 13), including underwriting commissions, were capitalized as deferred charges and are being amortized on a straight-line basis over the term of the Senior Notes. Amortization expense is included in interest expense in the accompanying consolidated statements of income.

h)   Impairment of Long-Lived Assets:  The Company adopted SFAS No. 144 as of January 1, 2002, without any effect on the Company’s financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Conditions which may indicate that an impairment exists include an economic downturn in a market or a change in the assessment of future operations. Measurement of the impairment loss is based on the fair value of the asset, which is computed using discounted cash flows.

i)    Goodwill:  Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding 20 years. Effective with the adoption of SFAS No. 142 on January 1, 2002, the Company is no longer amortizing goodwill, and is instead testing it for impairment at least annually. See Note 11 for further information regarding the adoption of this standard and the related goodwill impairment tests.

j)    Property, Plant and Equipment: Property, plant and equipment are stated at cost, net of subsidies provided by the Greek State, plus interest costs incurred during periods of construction based upon the weighted average borrowing rate.  Repairs and maintenance costs are expensed as incurred.  The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the consolidated statements of income.  For statutory reporting purposes, the Company was obliged to revalue its property, plant and equipment at various dates following the provisions of the respective mandatory tax laws.  These revaluations have been reversed in the consolidated financial statements, after giving effect to the related deferred income taxes.  The reversal of the net revaluation gains is reflected as a separate component of shareholders’ equity.

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

m)  Marketable Securities: The Company has investments in equity securities, which are traded on the Athens Stock Exchange.  These investments have been classified as available for sale and are carried at their fair market value with the unrealized holding gains and losses reflected under Accumulated Other Comprehensive Income in Shareholders’ Equity.

n)   Revenue Recognition: The Company recognizes revenues, net of trade discounts and sales incentives, upon shipment of goods when title and risk of loss pass to customers. Shipping and handling costs are classified as part of selling, general and administrative expenses. Such costs for the years ended December 31, 2001, 2002 and 2003 amounted to € 30,119, € 34,347, € 38,288, respectively. Effective January 1, 2002, the Company adopted the Emerging Issues Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”. Trade support actions that are generally invoiced to the Company by customers are accounted for as a reduction of sales rather than selling expenses.  In addition, distribution costs incurred by the Company and provided to distributors are reflected as selling expenses.

o)   Cash and Cash Equivalents: For purposes of the consolidated statements of cash flows, the Company considers time deposits and certificates of deposits with original maturities of three months or less to be cash equivalents.

p)   Reserve for Staff Retirement Indemnities: Staff retirement obligations are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end, based on the employees earning retirement benefit rights steadily throughout the working period.  Retirement obligations are calculated on the basis of financial and actuarial assumptions detailed in Note 16.  Net pension costs for the period are included in payroll in the accompanying consolidated statements of income and consist of the present value of benefits earned in the year, interest cost on the benefit obligation, prior service cost, actuarial gains or losses and any additional pension charges.  Prior service costs are recognized on a straight-line basis over the average remaining service period of the employees expected to receive benefits under the plan.  Unrecognized gains or losses are recognized over the average remaining service period of active employees and included as a component of net pension cost for a year if, as of the beginning of the year, it exceeds 10% of the projected benefit obligation.  The retirement benefit obligations are not funded.

q)   Income Taxes: Income taxes have been accounted for using the liability method in accordance with SFAS No. 109 “Accounting for Income Taxes”.  Deferred income taxes have been provided for the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities using enacted rates in effect during the years the differences are expected to reverse.  Valuation allowances are recorded to reduce tax assets when it is more likely than not that a tax benefit will not be realized.

r)   Concentrations of Credit Risks: Concentrations of credit risks are limited with respect to receivables due to the large number of customers comprising the Company’s customer base.  At December 31, 2002 and 2003, approximately € 5,871 and € 5,906, respectively (8.0% and 7.7% of net accounts receivable, respectively) of receivables were due from a group of supermarkets. The Company generally does not require collateral or other security to support customer receivables.

s)   Accounts Receivable Credit and Collection: The Company has established criteria for granting credit to customers, which are generally based upon the size of the customer’s operations and consideration of relevant financial data. Business is generally conducted with such customers under normal terms with collection expected within sixty days after shipment. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. The balance of such allowance for doubtful accounts is appropriately adjusted by recording a charge to the consolidated statement of income of the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. It is the Company’s policy not to write-off an account until all possible legal action has been exhausted. During 2002, delinquent accounts were written-off against the existing allowance for doubtful accounts of  € 669 (see also Note 4).  During 2001 and 2003 no delinquent accounts were written-off.

t)    Earnings per Share: Basic and dilutive earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each year. There were no dilutive securities outstanding during any of the years presented.

u)   Segment Reporting: SFAS No. 131,  “Disclosures about Segments of an Enterprise and related information” requires certain disclosures about business segments of an enterprise, if applicable.  The Company produces dairy products and operates primarily in Greece.  Due to the nature of the products and the manner in which they are marketed to customers, the chief operating decision makers operate and manage the business as one business segment.  Accordingly, no operating results by individual or group of products are produced and neither are the Company’s assets and liabilities analyzed by various product groups. Certain information maintained for sales exported to Western European countries and the United States of America is included in Note 20 below.

v)   Derivative Financial Instruments: SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met.  SFAS No. 133 as amended by SFAS No. 138, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. During fiscal years 2001, 2002 and 2003, the Company did not engage in any transaction with derivative instruments or have any hedging activities.

w)  Recent Accounting Pronouncements: Recent Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board (“FASB”) are summarized as follows:

FIN 46, in 2003, the FASB issued Interpretation No. 46, as revised (“FIN 46”) “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51”.  FIN 46 introduces a variable interests model to determine control and consolidation of variable interest entities (“VIE”).  A VIE is an entity that, by design, lacks sufficient equity or is structured such that the decision-making ability of its equity holders is limited.  FIN 46 generally requires consolidation of a VIE by its primary beneficiary.  A VIE’s primary beneficiary is the enterprise that, as a result of its interest in the VIE, absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both.  FIN 46 applies to those entities that are considered to be special purpose entities under previously existing U.S. GAAP for financial statement reporting periods ending after December 15, 2003, or may optionally be selectively applied to individual VIE’s effective July 1, 2003.  For all remaining entities that are subject to FIN 46, the interpretation applies for financial statement reporting periods ending after March 15, 2004.

The Company is not involved with any entities in which it has ownership or other financial interests to which the provisions of FIN 46 would apply.  Therefore, except as described above, the adoption of FIN 46 is not expected to have a material effect on the Company’s results of operations or financial position.

x)   Subsidies: Under various incentive laws, the Hellenic Republic provides subsidies for property, plant and equipment.  Fage accrues for such subsidies when it meets the related contractual obligations and reflects such subsidies as a reduction of the related asset cost [See Notes 1(j) and 10].

y)   Presentation Changes: Certain reclassifications have been made to the 2001 and 2002 consolidated financial statements to conform to the presentation in the 2003 consolidated financial statements that relates to the separate presentation of investments in equity securities (available-for-sale) from the prior year inclusion in investments in and advances to affiliates.

2.         TRANSLATION OF EURO AMOUNTS INTO U.S. DOLLARS:

As explained in Note 1 (d), effective January 1, 2002, the Company’s measurement and reporting currency is the Euro. The translations of the Euro amounts into U.S. Dollars at the rate of US $ 1.2597 to € 1.00 are included solely for the convenience of the reader.  This U.S. dollar convenience exchange rate is computed based on the noon buying rate in New York City for cable transfers in Euro, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003.  The convenience translation should not be construed as representations that the Euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

3.         MARKETABLE SECURITIES:

Equity securities at December 31, 2002 and 2003, include: (a) € 1,150 and € 1,185 respectively, representing the market value of 139,831 preferred and 212,849 common shares as at December 31, 2002 and 2003, of Vis S.A. (a related company ) representing approximately 7.1% at the respective dates, of the authorized, issued and outstanding shares as of those dates, and (b) € 1,966 and € 2,829 representing the market value of 420,000 shares as at December 31, 2002 and 2003, of Elbisco Holdings S.A. (a related company) representing approximately 0.9%, on both dates, of Elbisco Holdings S.A. authorized, issued and outstanding shares.

The above-mentioned investments have been classified as available for sale and are carried at their fair market value with the difference in the market values reflected as a component of other comprehensive income in shareholders’ equity.  At December 31, 2002 and 2003, the cost of these investments in equity securities was € 3,521.

Proceeds from the sale of equity securities of the above mentioned companies for 2001, totaled € 27 while the resulting gross gains recognized in the consolidated statements of income totaled € 2 for 2001.  There were no sales of equity securities in 2002 and 2003.

The change in net unrealized holding (gain)/loss on available for sale equity securities totaled € 256 in 2001, € 149 in 2002 and € (898) in 2003. The accumulated net unrealized holding (gain)/loss included as a component of other comprehensive income in shareholders’ equity at December 31, 2002 and 2003, amounted to € 405 and € (320), respectively.

4.   ACCOUNTS RECEIVABLE:

Accounts receivable are analyzed as follows:

	2002	2003

Trade:
• In Euro	64,882	67,912
• In foreign currencies	3,197	2,896
	68,079	70,808
• Less: allowance for doubtful accounts	(3,292)	(3,580)
	64,787	67,228

Other:
• Value added tax	4,486	5,001
• Prepaid taxes, other than income taxes	1,022	401
• Prepaid expenses	590	527
• Custom brokers	181	119
•Advances to suppliers	4,855	4,060
• Various debtors	1,250	2,147
	12,384	12,255
• Less: allowance for doubtful accounts	(4,161)	(4,332)
	8,223	7,923
	73,010	75,151

The movement of the allowance for doubtful accounts during the years ended December 31, 2001, 2002 and 2003, was as follows:

	Trade	Other	Total

Balance at December 31, 2000	2,883	3,537	6,420

Charge for 2001	215	316	531
Balance at December 31, 2001	3,098	3,853	6,951
Charge for 2002	194	977	1,171
Written-off in 2002	—	(669)	(669)

Balance at December 31, 2002	3,292	4,161	7,453

Charge for 2003	288	171	459
Balance at December 31, 2003	3,580	4,332	7,912

The Company, during 2002 wrote-off accounts receivable and other debtors aggregating to € 669 against the existing allowance as all possible legal action was exhausted.  There was no write-off of accounts receivable during 2001and 2003.

It is the Company’s policy to attach liens against the property of most of its delinquent customers. Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized.

5.         DUE FROM (TO) RELATED COMPANIES:

Fage purchases goods and services from and makes sales of goods to certain related companies in the ordinary course of business. Such related companies consist of affiliates or companies, which have common ownership and/or management with Fage.

Account balances with related companies are as follows:

	2002	2003
Due from:
• Ioannis Nikolou ULP	1,214	1,259
• Sideris & Co	367	367
• Bizios S.A.	—	112
•Vis S.A.	6	1
	1,587	1,739
Due to:
• Aspect S.A.	3,669	3,163
• Mornos S.A.	2,263	3,721
• Iofil S.A.	729	1,976
• Palace S.A.	433	372
• Vihep S.A.	329	363
• Evga S.A.	168	292
• G.S. Kostakopoulos & Associates	259	19
	7,850	9,906

Transactions with related companies for 2001, 2002 and 2003 are analyzed as follows:

	Purchases from related parties			Sales to related parties
	2001	2002	2003	2001	2002	2003

Inventories, materials and supplies	33,617	38,772	42,352	5,043	4,317	4,616
Advertising and media	14,227	17,410	17,341	—	—	—
Commercial services	2,774	3,027	9,226	—	—	—
	50,618	59,209	68,919	5,043	4,317	4,616

Purchases of inventories, materials and supplies, represent approximately 19%, 21% and 23% of Fage’s total purchases for 2001, 2002 and 2003, respectively.

Advertising, media buying and commercial services represent approximately 85%, 73% and 82% of Fage’s total advertising and commercial costs for 2001, 2002 and 2003, respectively.

Mornos.  The Company purchases plastic yogurt tubs, aluminium yogurt tub tops and other packaging products from Mornos.  Mr. Kyriakos Filippou, members of his family and companies controlled by them own 100% of Mornos.  Mr Kyriakos Filippou is the Chairman of the Board of Mornos.  The Company’s purchases from Mornos totaled € 17,321, € 19,643 and € 20,381 for 2001, 2002 and 2003, respectively.

Vis.  The Company during 2001 and 2002 has purchased corrugated boxes from Vis, a public company that is listed on The Athens Stock Exchange.  Mr. Ioannis Filippou, members of his family and a company owned by them own 59.3% of Vis and Fage owns 7.0%.  Mr. Ioannis Filippou is Chairman and Mr. Athanassios Filippou Vice Chairman of the Board of Vis. The Company’s purchases from Vis totaled € 4,646 and € 2,538 for 2001 and 2002, respectively.

Vihep.  The Company purchases sugar, cocoa and various other ingredients from Vihep.  Mr. Dimitrios Anagnostou, the brother-in-law of Mr. Kyriakos Filippou, owns 55%, and a company owned by Mr. Kyriakos Filippou and members of his family owns 20% of Vihep.  The Company’s purchases from Vihep totaled € 2,770, € 2,704 and € 2,332 for 2001, 2002 and 2003, respectively.

Evga.  Evga, which is 100% owned by Mr. Kyriakos Filippou, members of his family and a company owned by them, produces fresh and UHT fruit juices and ice cream which are sold to the Company.  Mr Kyriakos Filippou is Chairman of the Board of Evga and Mr. Athanassios-Kyros Filippou is its Chief Executive Officer. The Company is the exclusive distributor of Evga’s fresh fruit juices in Greece.  These products, which bear the EVGA® trademark, are purchased by the Company from Evga at a negotiated discounted price and are sold to retailers at a mark-up.  Evga retains responsibility for all marketing, advertising and promotion costs.  The Company’s purchases from Evga totaled € 7,360, € 8,474 and € 9,169 for 2001, 2002 and 2003, respectively.  In addition, from time to time, the Company sells to Evga various raw materials for its products.  The Company’s sales to Evga totaled € 610, € 683 and € 730 for 2001, 2002 and 2003, respectively.

Aspect. Aspect is an advertising and media agency, associated with J. Galanakis Advertisements S.A.  Iofil owns 70.6%, Mr. Ioannis Filippou and members of his family own 19.6% and J. Galanakis Advertisements S.A. owns 9.8%.  Mr. Athanassios Filippou is the Chairman of the Board of Aspect.  The Media Department of Aspect is engaged in planning, scheduling and buying time and space on television and radio and in publications for all companies controlled by the Filippou family and a number of other companies on a commission basis. In addition, Aspect’s Creative and Client Service Departments are engaged in developing advertising and promotional campaigns for several of the Company’s products and brands.  When Aspect handles a product or brand advertising and/or promotion, it charges the Company an additional commission on the total campaign cost.  Billings by Aspect to the Company totaled € 14,227, € 17,410 and € 17,341 for 2001, 2002 and 2003, respectively.  Aspect’s commissions out of the above were 4% for media planning, scheduling and buying and an additional 12% for handling advertising and promotional campaigns.

Iofil.  Iofil is 100% owned by Mr. Ioannis Filippou and members of his family.  Mr. Ioannis Filippou is Chairman and Mr Athanassios Filippou is Vice Chairman of the Board of Iofil.  Iofil is an industrial, commercial and services company and is also the controlling shareholder of Vis. Iofil provides corporate management services to the Company and other companies controlled by the Filippou family. Services provided for 2001, 2002 and 2003 amounted to € 1,174, € 1,126 and  € 5,443, respectively. Additionally, since 2002, the Company purchases corrugated boxes from Iofil which for 2001 were made through Vis. The Company’s purchases from Iofil totaled  € 2,906 and  € 6,984  for 2002 and 2003, respectively.

Palace.  Palace is 100% owned by Mr. Kyriakos Filippou and a company owned by him and members of his family.  Mr. Kyriakos Filippou is Chairman of the Board of Palace and Mr. Athanassios-Kyros Filippou is a director.  Palace is a services company and provides corporate management services to other companies controlled by the Filippou family.  Pursuant to an agreement with the Company, continuing in 2004, Palace provides the Company with corporate management services. Services provided for 2001, 2002 and 2003 totaled € 1,359, € 1,554 and € 3,179, respectively.

Ioannis Nikolou ULP (“Ioannis Nikolou”).  Mr. Ioannis Nikolou is the brother-in-law of Mr. Ioannis Filippou and is one of the Company’s sales representatives.  As such, he buys products from the Company at a discounted price and resells them at a marked-up price, with the difference being retained as his commission.  The Company determines the discounts offered to and mark-ups charged by its sales representatives in a uniform manner.  Purchases by Ioannis Nikolou from the Company totaled € 3,360, € 3,547 and € 3,695 for 2001, 2002 and 2003, respectively.  Ioannis Nikolou derives a standard commission on resale of such purchased products.

Bizios.  Bizios is a cheese company in which Fage has a 45% participating stake.  Mr Zissis Bizios and Mr Nikos Bizios own equally the remaining 55% of the company.  Fage sells milk to Bizios and purchases mainly feta cheese.  The Company’s sales to Bizios totaled € 986, € 0 and € 91for 2001, 2002 and 2003, respectively.  The Company’s purchases from Bizios totaled € 1,520, € 2,507 and € 3,486 for 2001, 2002 and 2003, respectively.

6.     INVENTORIES:

Inventories are analyzed as follows:

	2002	2003

Merchandise	1,561	1,134
Finished and semi-finished products	8,898	10,571
Raw materials and supplies	7,566	8,510
Advance payments to suppliers for materials and supplies	5,457	6,385
	23,482	26,600

7.             INVESTMENTS IN AND ADVANCES TO AFFILIATES:

The Company’s investments are analyzed as follows:

Equity participation:	2002	2003

• Bizios S.A.	1,236	767
• Sideris Sp. Th. & Co	—	—

	1,236	767

Bizios S.A. is a 45% owned cheese producer accounted for under the equity method. In this respect, losses of € 303, € 645 and € 469 have been recognized in the accompanying 2001, 2002 and 2003 consolidated statements of income, respectively.

In 2002, the review by the Company’s management of the carrying amount of its investment in Bizios S.A. in connection with its expected recoverable amount and the estimated undiscounted cash flows from future operations indicated that it exceeded its expected recoverable amount. Accordingly, the Company recognized an impairment loss of € 552, which is included in the accompanying 2002 consolidated statement of income.

As a result of an unfavourable court decision, the Company was obligated to acquire a 33.33% interest in Sideris Sp.Th.& Co., a dormant cheese producing company, which the Company had shown an interest in acquiring back in 1990. The acquisition cost amounted to € 211. Given that Sideris Sp. Th. & Co. is dormant, has a capital deficiency as of December 31, 2003 and there are no other identifiable assets, the shareholders have decided to liquidate the entity. In this respect, the Company recognized an impairment loss of € 211, which is included in losses on equity investee in the accompanying 2003 consolidated statement of income.

8.         INVESTMENTS IN EQUITY SECURITIES ( AVAILABLE-FOR-SALE):

The Company’s investments are analyzed as follows:

Equity participation:	2002	2003

• Tyras S.A	1,109	1,109
• Packing Hellas Development S.A.	88	88

	1,197	1,197

(i)         Tyras S.A. is a cheese producer in which the Company has a 4.42% participation interest. The investment in Tyras is accounted for at cost.

(ii)        Packing Hellas Development S.A. is a packing material manufacturer in which the Company has a 8.82% participation interest. The investment in Packing Hellas Development S.A. is accounted for at cost.

These investments are classified as non-current assets as management intends to hold these investments for a period greater than one year.

9.         OTHER NON-CURRENT ASSETS:

Other non-current assets are analyzed as follows:

	2002	2003

Long-term notes receivable	1,968	1,724
Less: current maturities, included in trade accounts receivable	(731)	(845)

	1,237	879
Trademarks, net of amortization	81	59
Utility deposits	264	195
Other	71	136
	1,653	1,269

10.       PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment is stated at original cost, net of related Greek State subsidies of € 7,002 in 2002 and 2003, respectively, plus interest costs incurred during periods of construction based upon the weighted average borrowing rate.

	2002	2003
Cost
• Land	3,995	4,751
• Buildings	35,199	37,853
• Machinery and equipment	83,418	102,725
• Transportation equipment	7,779	7,968
• Furniture and fixtures	13,441	14,806
• Construction in progress	10,992	2,991
	154,824	171,094

	2002	2003
Net Book Value
• Land	3,995	4,751
• Buildings	26,182	27,805
• Machinery and equipment	46,560	59,968
• Transportation equipment	166	195
• Furniture and fixtures	3,509	3,866
• Construction in progress	10,992	2,991
	91,404	99,576

Depreciation expense for 2001, 2002 and 2003, amounted to € 7,778, € 8,134 and € 9,561 respectively.  Interest costs capitalized during the years ended December 31, 2001, 2002 and 2003, totaled € 83, € 195 and € 212, respectively. Total interest costs incurred during the years ended December 31, 2001, 2002 and 2003 are  € 11,776, € 10,678 and € 7,774, respectively.

11.       GOODWILL

Goodwill reflected in the accompanying consolidated balance sheets is analyzed as follows:

	2002	2003

Foods Hellas S.A.	1,755	1,755
Pindos S.A.	374	374
Voras S.A.	2,496	2,250
Xylouris S.A.	964	964
Fage Italia S.r.l.	180	180
Tamyna S.A.	1,394	1,394
Agroktima S.A.	134	134
Iliator S.A.	31	31
Zagas S.A.	2,055	2,055

	9,383	9,137

Foods Hellas S.A.:  Foods Hellas is owned 99.38% by Fage and the balance of 0.62% is owned in equal shares by the two shareholders of Fage.  Foods Hellas is a distribution company with a network that covers Northern Greece.

Fage acquired its participating interest in Foods Hellas in three tranches.  The first (46.9%) was acquired in 1990 for a consideration of € 1,174 from a third party who had previously acquired the shares from Fage’s present shareholders.  The second tranche (37.5%) was acquired in 1992 and the third tranche (14.98%) was acquired in 2001 from Fage’s present shareholders. Effective January 1, 1998, the distribution network of Foods Hellas is being operated under the name of Fage.

Pindos S.A.: Fage acquired 100% of Pindos S.A. in seven tranches (51% in 1993, 19.6% in 1994, 11.2% in 1997, 12.09% in 1998, 2.22% in 1999, 1.37% in 2001 and 2.52% in 2002) for a total consideration of € 8,359.  Pindos S.A. was a cheese producer in Ioannina.

In September 1999 Foods Hellas S.A. acquired a 3.89% interest in Pindos S.A. for an amount of € 440. During 2001, Fage increased its participation in Pindos S.A. by 1.37% through an increase in share capital of Pindos S.A. of € 2,641 in which Foods Hellas did not participate and as a result, its interest in Pindos S.A. was reduced to 2.52%.  Additionally, in September 2002 Fage purchased from Foods Hellas S.A. its participation of 2.52% in Pindos S.A. for a consideration of € 207. During 2002 Pindos S.A. merged into Fage Dairy Industry S.A.

Voras S.A.: Fage acquired 100% of Voras S.A. in four tranches (45% in 1996, 25% in 1997, 5.5% in 1998 and 24.5% in 2002) for a total consideration of € 8,499. In December 2002, Fage acquired the participating interest of 24.5% in Voras for a consideration of € 2,618 which was accounted for under the purchase method of accounting. During 2003, the purchase price allocation was completed and an amount of € 246 was allocated to identifiable assets (land and buildings) with an equivalent reduction in goodwill. As of December 31, 2002, all assets of Voras S.A. have been transferred to Fage Dairy Industry S.A., and Voras S.A. is in the process of being liquidated.

Xylouris S.A.: Fage acquired its participating interest 71.75% in Xylouris S.A. in five tranches (35% in 1995, 12% in 1996, 4% in 1997, 17% in 2002 and 3.75% in 2003) for a total consideration of € 1,660.  In July 2003, Fage acquired the participating interest of 3.75% in Xylouris for a consideration of € 46.  Xylouris is a cheese producer in Crete.

Fage Italia S.r.l.: Fage Italia S.r.l is a 88.87% owned Italian distribution company.  Fage acquired its participating interest in Fage Italia S.r.l. in 1993 for a consideration of € 457.

Tamyna S.A.: Fage acquired 100% of Tamyna S.A. in five tranches (42.3% in 1996, 4.7% in 1997, 25.49% in 2000, 26.93% in 2001 and 0.58% in 2002) for a total consideration of € 4,845.  During 2000, Foods Hellas S.A. acquired a 0.58% interest in Tamyna S.A. for an amount of € 37. Additionally, in September 2002, Fage purchased from Foods Hellas S.A. its participation of 0.58% in Tamyna S.A. for a consideration of € 35. Tamyna is a cheese producer in Aliveri. During 2002, Tamyna S.A. merged into Fage Dairy Industry S.A.

Agroktima S.A.: Fage acquired its participating interest of 99.33% in Agroktima in two tranches (33.24% in 1998 and 66.09% in 2000) for a total consideration of € 1,573.  Additionally, in 2000, Foods Hellas S.A. acquired a 0.666% interest in Agroktima for an amount of € 12.  Therefore, Fage obtained an additional (indirect) 0.57% interest in Agroktima and, as of December 31, 2002, holds 99.996% of the company’s outstanding shares.  Agroktima is an agricultural and farm development company.

Iliator S.A.: The Company has a participation interest of 97% in Iliator S.A., a construction company.

Zagas S.A.: Zagas S.A. is a cheese producer in Agrinio.  Fage acquired its participating interest of 98% on January 19, 2001, for a consideration of € 3,020.  Additionally, in 2001 Foods Hellas S.A. acquired a 2% interest in Zagas S.A. for an amount of € 62.  Therefore, Fage obtained an additional (indirect) 1.988% interest in Zagas S.A. and, as of December 31, 2002, holds 99.988% of the company’s outstanding shares.  The results of this investment have been included in the Company’s consolidated results of operations from the date of acquisition.  The purchase of Zagas S.A. was accounted for under the purchase method of accounting.

In 2001, the review by the Company’s management of the carrying amounts of the goodwill that arose from investments in subsidiaries in connection with their expected recoverable amount and the estimated undiscounted cash flows from future operations indicated that the carrying amount of goodwill relating to subsidiaries operating in the “Feta” cheese product line exceeded its expected recoverable amount.  Accordingly, the Company recognized an impairment loss of € 3,324 in 2001.

As discussed in Note 1(i), with the adoption of SFAS No. 142 on January 1, 2002, the Company is no longer amortizing goodwill, and is instead testing it for impairment at least annually. The goodwill impairment test is a two-step process that requires goodwill to be allocated to reporting units. In the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the reporting unit, a goodwill impairment may exist, and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of the goodwill exceeds the implied fair value of the goodwill. As a result of the adoption of SFAS No. 142, the Company has re-assessed the classification of its previously acquired goodwill. The assessment did not result in any adjustments to previously recorded amounts. In addition, the Company completed the first step of the goodwill impairment test. Since the carrying value of the Company’s reporting unit did not exceed its fair value, no goodwill impairment charges arose upon the adoption of SFAS No. 142.  In December 2002 and 2003, the Company performed the required annual impairment tests for goodwill and concluded that no impairment existed.  At December 31, 2002 and 2003, the Company had € 9,383 and 9,137, respectively of goodwill that is no longer being amortized.

The following table summarizes and reconciles net income for the year ended December 31, 2001, 2002 and 2003, adjusted to exclude amortization expense recognized in such periods related to goodwill that is no longer amortized:

	Year Ended December 31,
	2001	2002	2003

Reported net income	342	22,059	15,785

Add back after tax amount for goodwill amortization	840	—	—

Adjusted net income	1,182	22,059	15,785

Basic and diluted income per share :

Reported net income	0,04	2,30	1,64

Add back after tax amount for goodwill amortization	0,08	—	—

Adjusted basic and diluted net income per share	0,12	2,30	1,64

12.       SHORT-TERM BORROWINGS:

Short-term borrowings are draw-downs under various lines of credit maintained by the Company with several banks.  The aggregate amount of available lines of credit was € 38,262 and € 49,877 at December 31, 2002 and 2003, respectively, of which approximately € 32,424 and € 41,363 were unused as of the above dates.

Short-term borrowings are denominated in Japanese Yen and are secured by the corporate guarantee of Fage Dairy Industry S.A.

The weighted average interest rates on short-term borrowings as of December 31, 2002 and 2003, was 2.48% and 2.07% respectively.

Interest on short-term borrowings for 2001, 2002 and 2003, totaled € 1,583, € 903 and € 327 respectively, and is included in interest expense in the accompanying consolidated statements of income.

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

During 1999 and 2000 the Company repurchased in privately negotiated transactions Senior Notes with an aggregate face amount of U.S. $ 27.4 million.  The repurchased Senior Notes have been canceled.

The Company’s outstanding long-term debt at December 31, 2003, of € 72,998 is repayable on February 1, 2007, in one balloon installment. The fair value of the Company’s Senior Notes at December 31, 2003, approximates  € 74,500.

The unamortized discount relating to the Senior Notes at December 31, 2002 and 2003, amounted to € 570 and  € 430, respectively.

Interest expense for 2001, 2002 and 2003 totaled € 10,053,  € 9,566 and € 7,143, respectively and is included in interest expense in the accompanying consolidated statements of income.

The indebtedness evidenced by the Notes constitutes general unsecured senior obligation of Fage Dairy Industry S.A. and ranks pari passu in right of payment with all other senior indebtedness and will rank senior in right of payment to all subordinated indebtedness of Fage Dairy Industry S.A.

The Senior Notes Indenture contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by Fage Dairy Industry S.A. and its subsidiaries and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of Fage Dairy Industry S.A. and its subsidiaries to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. The Company is in compliance with the terms of the Indenture as of December 31, 2003.

14.       INCOME TAXES:

According to the tax law, companies with registered shares not listed on the Athens Stock Exchange were subject to income taxes at a rate of 40% on their taxable profits (distributed or not).  During fiscal year 2000, the corporate enacted tax rate for fiscal year 2001 was reduced to 37.5% for non-listed companies with bearer shares and for fiscal year 2002, it was further reduced to 35%.  The corporate tax rate of 35% remained unchanged in 2003.

The provision for income taxes reflected in the accompanying consolidated statements of income is analyzed as follows:

	2001	2002	2003

Income taxes current	2,941	5,221	5,204
Deferred income taxes	2,329	9,679	5,633
Total provision for income taxes	5,270	14,900	10,837

The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate to pretax income is summarized as follows:

	2001	2002	2003

• Tax provision at the statutory rate	2,100	12,897	9,312
• Additional tax assessments	1,097	1,312	336
• Effects of non-taxable income and expenses not deductible for tax purposes	2,073	691	1,189
• Provision for income taxes	5,270	14,900	10,837

Greek tax laws and related regulations are subject to interpretations by the tax authorities.

During 2001, the tax authorities completed the tax audit of Fage Dairy Industry S.A. for the years 1995 – 1999, which resulted in an assessment of additional taxes of € 4,006.  Of this amount, € 2,909 was applied against the liability established in prior years, while the remaining balance of € 1,097 was included in the provision for income taxes in the accompanying 2001 consolidated statement of income. Additionally, during 2003 the tax authorities completed the tax audit of Fage Dairy Industry S.A. for the years 2000-2001, which resulted in an assessment of additional taxes of € 2,081. Of this amount,  € 1,745 was applied against the liability established in prior years while the remaining balance of  € 336 was included in the provision for income taxes in the accompanying 2003 consolidated statement of income.

During 2002, the tax authorities completed the tax audit of the companies Voras S.A. and Tamyna S.A. for the years 1993 – 2000 and 1996-2001, respectively, which resulted in an assessment of total additional taxes of € 1,593.  The amount of € 281 was applied against the liability established in prior years, while the remaining balance of € 1,312 is included in the provision for income taxes in the accompanying 2002 consolidated statement of income.

Pending the tax examination of the related unaudited tax years , the Company, based upon previous years’ tax examinations and past interpretations of the tax laws, believes they have provided adequate provisions for probable future tax assessments.

The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company’s deferred tax liabilities and assets at December 31, 2002 and 2003, are summarized below:

	2002	2003
Deferred tax liabilities
• Property, plant and equipment	8,346	9,579
• Tax free reserves	5,415	5,415
• Revaluation surplus	2,676	2,676
• Subsidies	1,059	45
• Foreign currency translation	5,061	9,889
• Investments in marketable securities	0	173
Deferred tax liability	22,557	27,777

Deferred tax assets
• Property, plant and equipment	(5,346)	(4,882)
• Deferred costs	(2,984)	(2,173)
• Accounts receivable	(1,282)	(1,393)
• Staff retirement indemnities	(491)	(621)
• Subsidiary tax loss carry forwards	(639)	(664)
• Other	(362)	(717)
Gross Deferred tax asset	(11,104)	(10,450)
Less : Valuation allowance	4,848	4,745
Deferred tax asset	(6,256)	(5,705)
Net deferred tax liability	16,301	22,072

The classification of deferred income taxes in the accompanying consolidated balance sheets is as follows:

	2002	2003
Net current deferred tax liability	6,685	3,448

Net non-current deferred tax liability	9,616	18,624

The Company has established a valuation allowance of  € 4,745 at December 31, 2003, for deferred tax assets mainly relating to property, plant and equipment and accounts receivable, for which there is an uncertainty regarding their realization.

At December 31, 2003, the Company had net tax operating loss carryforwards of € 664 that may be applied against taxable profit through December 31, 2008.

15.       OTHER CURRENT LIABILITIES:

The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

	2002	2003

Taxes withheld:
Payroll	452	372
Third parties	434	449
Milk producers	61	58
Other	278	270
	1,225	1,149

Advances from customers	1,597	777

Accrued interest	3,243	2,754
Social security funds payable	1,274	1,492
Accrued and other liabilities	2,259	1,994
	6,776	6,240
TOTAL	9,598	8,166

16.       PENSION AND STAFF RETIREMENT INDEMNITIES:

a)     State Pension: The Company’s employees are covered by one of several Greek State sponsored pension funds.  Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion.  Upon retirement, the pension fund is responsible for paying the employees retirement benefits.  As such, the Company has no legal or constructive obligation to pay future benefits under this plan.  The Company’s contributions to the pension funds for the years ended December 31, 2001, 2002 and 2003, have been recorded to expenses and were € 2,464, € 2,579 and € 2,865, respectively.

b)    Staff Retirement Indemnities: Under Greek labor law, employees and workers are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s or worker’s compensation, length of service and manner of termination (dismissed or retired).  Employees or workers who resign or are dismissed with cause are not entitled to termination payments.  The indemnity payable in case of retirement is equal to 40% of the amount which would be payable upon dismissal without cause. In Greece, local practice is that pension plans are not funded. In accordance with this practice, the Company does not fund these plans. The Company charges income from continuing operations for benefits earned in each period with a corresponding increase in pension liability. Benefits payments made each period to retirees are charged against this liability.

The provisions and liability for such retirement benefits have been accounted for in the accompanying consolidated financial statements in accordance with SFAS No. 87 and SFAS No.132 and are based on an independent actuarial study. The measurement date for the Company’s pension plan is December 31,  for each year presented.

The components of the retirement indemnity expense recognized by the Company in accordance with SFAS No. 132 are as follows:

	2001	2002	2003

Service cost	121	125	166
Interest cost	78	95	110
Net amortization	4	13	40
Additional pension charge	388	171	195
	591	404	511

Additional pension charges relate to benefits paid to employees who became redundant. Most of these benefits were not expected within the terms of this plan and, accordingly, the excess of benefit payments over existing reserves have been treated as an additional pension charge. The additional pension charge for the years ended December 31, 2001, 2002 and 2003, amounted to  € 388, € 171 and  € 195, respectively.

The following is a reconciliation of the projected benefit obligation to the liability recorded for retirement indemnities in accordance with SFAS No. 132:

	2002	2003

Projected Benefit obligation at beginning of year	1,622	2,124
Service cost	125	166
Interest cost	95	110
Prior year service arising over last year	0	83
Actuarial loss	312	201
Extra termination benefit payments during the year	171	195
Total benefits paid	(201)	(239)
Projected benefits obligation at end of year	2,124	2,640
Unrecognized net actuarial loss	(723)	(966)
Unrecognized prior year service cost	0	83
Additional minimum pension liability	0	16
Accrued benefit liability	1,401	1,773

During 2003, an unrecognized prior service cost of   € 83 was recognized as an intangible asset and is included in other non-current assets in the accompanying 2003 consolidated balance sheet. Furthermore, during 2003, an additional minimum pension liability of  € 16 was recognized and reflected, net of deferred tax asset of  € 6, as a component of other comprehensive income in shareholders’ equity.

As of December 31, 2002 and 2003, the accumulated benefit obligation amounted to € 1,389 and € 1,773, respectively .  The assumptions underlying the actuarial valuation of staff retirement indemnities are:

	2002	2003

Discount rate	5.5%	5.0%
Assumed rate of increase in future compensation levels	4.5%	4.5%
Increase in consumer price index	2.5%	2.5%

The following table shows the undiscounted benefit amount expected to be paid for each year of the next five successive fiscal years and the aggregate for the next five years thereafter:

Years	Amount

2004	411
2005	92
2006	66
2007	112
2008	100
2009-2013	895

17.       SHARE CAPITAL:

At December 31, 2001, the Company’s share capital consisted of 7,010,000 common, registered shares of € 2.93 par value each.  In January 2002 and in order to convert the denomination of the share capital from Greek Drachmae to Euro and round the par value of the shares to the nearest decimal, the share capital was increased through a cash contribution of € 37 (par value of each share increased to € 2.94). Furthermore, in June 2002, the share capital was increased by the issuance of 2,600,400 common, registered shares of € 2.94 par value each, through the capitalization of the revaluation gains of € 7,645.  All shares and per share amounts in the accompanying consolidated financial statements have been restated to give effect to the issuance of these additional shares.  At December 31, 2002 and 2003, the Company’s share capital consisted of 9,610,400 common, registered shares of € 2.94 par value each.

The Company’s shareholders are Mr. Ioannis Filippou and Mr. Kyriakos Filippou, each of whom owns directly 50% of the Company’s outstanding shares.

The amount of share capital at December 31, 2002 and 2003, includes € 22,396, which represents gains resulting from the revaluation of fixed assets which have been capitalized according to the provisions of the respective laws [Note 1(j)].

The Company’s charter requires a vote of 90% for any sale or transfer of any amount of capital shares to be effected.

18.       LEGAL, TAX FREE AND EXTRAORDINARY RESERVES:

Legal, tax free and extraordinary reserves are as follows:

	2002	2003

Legal reserve	1,813	2,020

Tax free reserves
• Law 1892/1990 (Art. 12)	14,737	14,737
• Reserve for non taxable income	627	627
• Reserves established under various Laws prior to 1978	104	104
	15,468	15,468
Extraordinary reserves
•Law 1892/1990 (Art. 23a)	6,650	6,650
	23,931	24,138

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

Extraordinary Reserves:  Under the provisions of Law 1892/1990 (Art. 23a) the Company submitted to the Greek State a business plan concerning the expansion and upgrading of certain production units, during the period from 1995 through 1997. The Company was obliged to record its own contribution as an extraordinary reserve out of each year’s profits as reflected in the statutory books. The reserve can not be distributed for a period of ten years from the completion of the business plan.

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

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed, which are as follows:

a)     No dividends can be distributed to the shareholders as long as the Company’s net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

b)    No dividends can be distributed to the shareholders as long as the unamortized balance of “Preoperating Expenses”, as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

No dividends have been declared during 2001 and 2002. At December 31, 2003, the Company’s Board of Directors proposed a dividend distribution of € 3,250. Such dividends are subject to the Shareholders approval at a meeting to be held before June 30, 2004.

20.       GEOGRAPHICAL AND EXPORT DATA:

Net sales reflected in the accompanying consolidated statements of income are analyzed as follows:

	2001	2002	2003

Domestic sales	268,195	292,047	305,478
Exports primarily to Western Europe and the United States of America	35,576	39,261	44,012
	303,771	331,308	349,490

21.       EXPORT PROMOTION EXPENSES:

To promote exports, the Government, under the provisions of various laws, permits companies to expense export promotion expenses on the following basis:

•        2.00% on export sales up to € 2.2 million;

•        1.00% on export sales from € 2.2 million to € 8.8 million; and

•        0.50% on export sales over € 8.8 million

all of which are deductible for tax purposes, without support.  Such expenses for the years ended December 31, 2001, 2002 and 2003, amounted to € 227, € 232 and € 258, respectively and were equally paid to the Company’s shareholders as reimbursement for such expenditures incurred for export promotion. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of income.

22.       CONTINGENCIES AND COMMITMENTS :

a)     Litigation and claims:

The Company is a party to various lawsuits and arbitration proceedings in the normal course of business.  According to the Company’s management and its legal advisors, all of the lawsuits will be settled without any material adverse effect on the Company’s consolidated financial position or results of operations.

b)    Commitments:

i)              As of December 31, 2003, the Company has entered into a number of operating lease agreements relating to the rental of buildings and transportation equipment, which expire on various dates through 2008. Future annual payments under these agreements are as follows:

Year	Amount

2004	982
2005	695
2006	329
2007	56
2008	18
2,080

Rental expense included in the accompanying consolidated statement of income for the years ended December 31, 2001, 2002 and 2003, amounted to € 1,034, € 1,150 and  € 1,000, respectively.

ii)  Fage S.A. has been appointed as an official sponsor of the Olympic games to be held in Athens in 2004.  The future commitment under the sponsorship agreement amounts to approximately € 1.3 million.

23.       FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate the fair value because of the short-term maturity of these instruments. In addition, available-for-sale marketable securities are carried at their fair value based on quoted market prices. Long-term notes receivable are carried at their fair value. Furthermore, the fair value of the long-term debt at December 31, 2003, estimated on market prices, approximates €  74,500.