Form 20-F
period 2004-12-31
FAGE DAIRY INDUSTRY SA
filed 2005-07-08
CIK 1037601

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

(Notes were redeemed in full on February 21, 2005)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Capital:   9,610,400 shares as of December 31, 2004

The issuer’s common stock is privately held.

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

TABLE OF CONTENTS

FORM 20-F

			Page

Introduction			(i)

PART I

Item	1	Identity of Directors, Senior Management and Advisers	Not Applicable

Item	2	Offers statistics and expected timetable	Not Applicable

Item	3	Key Information	1

Item	4	Information on the Company	7

Item	5	Operating and Financial Review and Prospects	22

Item	6	Directors, Senior Management and Employees	31

Item	7	Major Shareholders and Related Party Transactions	34

Item	8	Financial Information	36

Item	9	The Offer and Listing	37

Item	10	Additional Information	37

Item	11	Quantitative and Qualitative Disclosure about Market Risk	39

Item	12	Descriptions of Securities other than Equity Securities	Not Applicable

PART II

Item	13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item	14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item	15	Controls and Procedures	40

Item	16A	Audit Committee Financial Expert	40

Item	16B	Code of Ethics	40

Item	16C	Principal Accountant Fees and Services	41

Item	16D	Exemptions from the Listing Standards for Audit Committees	Not Applicable

Item	16E	Purchases of Equity Securities By the Issuer and Affiliated Purchasers	Not Applicable

PART III

Item	17	Financial Statements	*

Item	18	Financial Statements and Exhibits	42

Item	19	Exhibits	42

Signatures			43

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

As of December 31, 2004, $92,632,000 aggregate principal amount of the Company’s 9% Senior Notes due 2007 were outstanding. The Indenture pursuant to which these Senior Notes were issued required the Company to file with the Securities and Exchange Commission (the “SEC”) annual reports on Form 20-F, and quarterly reports on Form 6-K, containing substantially the same information as required by quarterly reports on Form 10-Q. Pursuant to the terms of such Indenture, on February 21, 2005, the Company redeemed in full the Senior Notes and was released and discharged from the Indenture. The Company obtained the funds to redeem the Senior Notes through an offering of new 7.5% Senior Notes due 2015 (the “New Notes”). The New Notes are not registered pursuant to Section 12(b) of the Exchange Act nor is there a reporting obligation with respect thereto pursuant to
Section 15(d) of the Exchange Act. In addition, the indenture governing the terms of the New Notes does not require the Company to file reports with the SEC. As a result, subsequent to the filing of this report on Form 20-F for the year ended December 31, 2004, the Company will cease filing periodic reports with the SEC.

EXCHANGE RATE INFORMATION

On January 1, 2002 the Company, commenced publishing its consolidated financial statements in Euros.  For comparison purposes, results of previous years included in this annual report have also been stated in Euros based on the fixed exchange rate of GRD 340.75 to Euro 1.00.  The translations of the Euro amounts into U.S. Dollars at the rate of US $ 1.3538 to Euro 1.00 are included solely for the convenience of the reader.  This convenience exchange rate is computed based on the noon buying rate in New York City for cable transfers in Euros, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004, which was US $ 1.3538 to Euro 1.00. The convenience translations should not be construed as representations that the Euros amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

The table below sets forth, for the years and dates indicated, certain information concerning the exchange rate for the drachma (converted to Euros), up to December 31, 2001, or the Euro, for the years 2002, 2003 and 2004, against the dollar based on the Noon Buying Rate.

Year Ended December 31,
	2000	2001	2002	2003	2004
(dollars per euro)

High	1. 2041	0. 9535	1. 0485	1. 2597	1. 3625
Low	0. 9394	0. 8370	0. 8594	1. 0361	1. 1801
Average (1)	1. 0771	0. 8909	0. 9495	1. 1411	1. 2478
Rate at year-end	1. 0652	0. 8901	1. 0485	1. 2597	1. 3538

(1)  The average of the Noon Buying Rate on the last day of each month during the applicable period.

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

Substantial Leverage and Ability to Service Indebtedness

As of December 31, 2004, the Company’s consolidated indebtedness was approximately €100.1 million ($ 135.5 million) and the Company’s shareholders’ equity was approximately €56.8 million ($ 76.9 million).

In addition, subject to the restrictions under its debt agreements, the Company may incur additional indebtedness from time to time. The degree to which the Company is leveraged could have important consequences to investors, including the following: (i) the Company’s ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited; (ii) a substantial portion of the Company’s cash flow from operations must be dedicated to the payment of interest on the Senior Notes and any other indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) the Company may be hindered in its ability to adjust rapidly to changing market conditions; and (iv) the Company may be more vulnerable in the event of a downturn in general economic conditions or in its business. Any inability of the Company to service its indebtedness or obtain additional financing, as needed, would have a material adverse effect on the Company.

The Company’s ability to satisfy its debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control. If the Company’s cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital or restructure its debt. There can be no assurance that the Company’s cash flow and capital resources will be sufficient for payment of its indebtedness in the future. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds which the Company could realize therefrom. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Economic and Regulatory Considerations

The substantial majority of the Company’s operations are conducted in Greece and, as a result, the Company’s operating results will depend on the prevailing economic conditions in Greece generally such as levels of employment, interest rates, levels of inflation, rates of taxation and levels of GDP growth and on the conditions affecting the Greek dairy market specifically. There can be no assurance that economic conditions in Greece and conditions affecting the dairy industry will be favourable in the future. Any deterioration in such conditions may have a material adverse effect on the Company’s results of operations.

The Company’s operations, current production facilities and products are subject to Greek, and in certain cases, European Union laws and regulations concerning, among other things, health and safety matters, agricultural production, food manufacture, product labelling, advertising and the environment. The Company intends to build a factory to produce yogurt in the U.S.. Although the Company does not expect that compliance with existing laws and regulations will have a material adverse effect upon its operating results, it cannot predict the effect, if any, of laws and regulations that may be enacted in the future, or of changes and enforcement of existing laws and regulations that are subject to regulatory discretion.

As a manufacturer of products intended for human consumption, the Company is subject to extensive governmental regulation. It is subject to regulation with respect to the composition, packaging, labelling, advertising and safety of its products, the health, safety and working conditions of its employees and its competitive and marketplace conduct. In addition, the Company’s past and present business operations and ownership and operation of real property are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which the Company operates. These laws and regulations impose increasingly more stringent environmental protection standards on the Company and affect air emissions, wastewater discharges, the use and handling of hazardous materials, noise levels, waste disposal practice and environmental clean-up, among other things. As a result, the Company may be exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. The Company is not aware of any existing environmental liabilities, claims, investigations or proceedings that could reasonably be expected to have a material adverse effect on its financial position. However, the Company cannot predict future environmental liabilities or ensure that the amounts the Company may provide or budget for in the future will be adequate. From time to time, additional legislative initiatives may be introduced which may affect its operations and the conduct of its businesses, and there can be no assurance that in the future the cost of complying with such initiatives or the effects of such initiatives will not have a material adverse effect on the Company’s business.

Risk of Currency Fluctuations

Although a large percentage of the Company’s revenues historically have been generated in Greece, the Company increasingly sells its products abroad with its products currently sold in approximately 28 countries. In addition, the Company expects to increase its international exposure due to its planned investments in the U.S. and the U.K. As a result, its financial position and results of operations are increasingly subject to both currency transaction risk and currency translation risks.

Competition

The Company competes in highly competitive markets with companies of varying sizes. There are numerous brands and products that compete for shelf space and sales, with competition based primarily on brand recognition, price, product, quality, taste, variety and convenience. A number of these competitors, including multinational dairy companies, have broader product lines, substantially greater financial and other resources than the Company does. These competitors may succeed in developing new or enhanced products that are more attractive to consumers than the Company’s products. These competitors may also prove to be more successful in marketing and selling their products. From time to time, competitors may be able to devote greater financial and other resources to advertising and other competitive activities and may, in addition, sell products below cost in an attempt to gain market share from the Company. There can be no assurance that the Company will be able to maintain its market shares and margins or otherwise compete successfully with these other companies. These and other competitive pressures could cause its products to lose market share or result in significant price erosion which could have a material adverse effect on the Company’s business, financial condition and results of operations. There can be no assurance that the Company will continue to compete successfully with such other companies.

Consumer Tastes

Consumer tastes are susceptible to change. For instance, increased focus on nutrition or concerns about obesity and lactose intolerance may lead to lower consumer demand for certain of the Company’s products. If the Company is unable to respond to rapid changes in consumer preferences, the Company’s sales or margins in individual markets could be materially adversely affected.

International Expansion

The Company is well established in the Greek domestic market and active in a number of international markets. Fage’s recent international development strategy included (i) direct investments in distribution assets in the U.S., U.K. and Italy, and (ii) export of certain yogurt and cheese products to an increasing number of countries worldwide. In addition, the Company plans to build a factory to produce its yogurt product line in the U.S. which is expected to commence production in early 2006. As a result, international sales as a percentage of the Company’s total sales is expected to increase significantly in the future, which makes Fage increasingly susceptible to economic, regulatory and competition risks from its international markets. Also, while the Company has extensive experience and expertise in the production of dairy products in Greece, it has no prior experience in developing production facilities outside its home market. There can be no assurance that the yogurt products which will be produced in the Company’s U.S. facility will be of the quality, taste and/or appeal to consumers as the products currently exported from its plant in Athens. Should the economic, competitive and regulatory market environment of the Company’s international markets deteriorate, or should the dairy products produced in Fage’s U.S. facility differ in quality, taste and/or appeal to consumers from those produced in Greece, the Company’s financial results may be materially adversely affected.

Customer Concentration

The Company’s major customers are supermarkets, which account for approximately 72.0% of its sales per year. There is an increasing trend towards consolidation in the supermarket sector, particularly in the U.K. and the rest of Western Europe. These consolidations have concentrated sales channels, increased the bargaining power of the major supermarkets and intensified price competition among these retailers. The Company does not believe that it has experienced any material pressure from customer concentration to date which has reduced margins. However, the Company cannot exclude the possibility of increased pricing pressure from its large customers in the future or that such future pressure will not have a material adverse effect on its results of operations.

Seasonality; Dependence on Weather Conditions

Revenues from certain of the Company’s products and trading activities experience seasonal fluctuations, resulting in uneven cash flow throughout the year and uneven requirements for working capital. This seasonality also requires the Company to adjust production in anticipation of fluctuating demand. Certain of its products and trading activities also depend on weather conditions in Greece and the level of tourism, particularly on the Greek islands. There can be no assurance that the Company will continue to manage its seasonal businesses successfully, or that adverse weather conditions will not have a material adverse effect on its business.

Raw Materials

The primary raw materials used by the Company are cow, ewe and goat milk. Such products, as well as plastic and paper for packaging materials, constitute significant components of the Company’s cost of sales. The prices of many of the Company’s raw materials are affected by governmental agricultural policies, the operations of suppliers, political upheavals and acts of God such as severe weather conditions. While the Company sources raw materials from a wide range of suppliers or believes it can source them from alternate suppliers, the Company cannot provide assurance that it would be able to obtain sufficient supplies from other sources or that, in the event of a supply disruption or other adverse event that affects its sources, its raw material costs would not materially increase. To the extent the Company is able to obtain sufficient quantities of raw materials in the event of a supply disruption, its ability to pass through any increase in raw material costs to its customers would depend upon competitive conditions and pricing methods employed in the various markets in which the Company sells its products. If supplies of these materials become scarce or prices otherwise increase significantly and remain high for an extended period of time, there can be no assurance that the Company would be able to pass the entire effects of any such price increases on to its customers, if at all. Although the Company has not to date been adversely affected by either the cost or the availability of its raw materials, there can be no assurance that this will continue to be the case. Consequently, a material or prolonged supply disruption could adversely effect the Company’s results of operations. See “Business—Suppliers and Raw Materials”.

Risk to Reputation or Brand Image

The Company relies heavily on Fage’s positive brand image and its reputation as a quality producer of dairy products. Any event, which could have an adverse impact on the Company’s brands or reputation in its markets, such as product contamination or protracted quality control difficulties, could have a material adverse effect on its results of operations. The Company uses several ingredients in manufacturing its products, which increases the risk of contamination, either accidental or malicious. While the Company believes that these incidents, should they occur, would generally be localized, any contamination could be expensive to remedy, cause delays in manufacturing and adversely affect the Company’s reputation, brand image and financial condition.

In addition, in recent years, the Company’s results have been negatively impacted by certain events affecting certain of its agricultural raw materials. In 1999, the discovery of dioxin-contaminated cattlefeed in Belgium, a country from which the Company purchases certain milk products, adversely affected demand for dairy products in general. The outbreak in 2001 of foot and mouth disease in cattle and sheep throughout the European Union had a similar adverse affect on demand. External events such as these could adversely affect the dairy industry in general in the future, reducing demand and requiring the Company to expend additional funds for advertising in order to restore public confidence in its products.

Disruption to Manufacturing and Distribution

The Company has invested a significant amount over the past two decades in new plant and machinery, which has allowed it to benefit from higher productivity, lower per unit production costs and improved operating efficiencies, as a result of increased automation and greater capacity utilization. The Company could, however, experience disruption to its manufacturing and distribution capabilities, for reasons beyond the Company’s control. These disruptions could include, among others, extreme weather, fire, inadequate supplies of materials or services, system failures, workforce actions or environmental issues. Any significant disruptions could adversely affect the Company’s ability to produce and sell products, which could cause the Company’s performance to suffer. In addition, the Company does not currently have any business interruption insurance and there can be no assurance that it will be able to obtain or maintain such insurance on acceptable terms, if at all, or that such insurance if obtained would provide adequate coverage against potential liabilities.

Controlling Shareholders

The Company is wholly-owned by Messrs. Ioannis and Kyriakos Filippou (50% each). By virtue of this share ownership, they have the ability to control its management, policies and financing decisions and to elect all the directors of the Company and its subsidiaries. In addition, the Company purchases goods and services from a number of companies controlled by the shareholders or members of their families. In certain circumstances, the interests of the shareholders may not necessarily be aligned with the interests of the holders of the Company’s indebtedness.

Selected Financial Data

The following table presents certain historical consolidated financial information of the Company for the dates and periods indicated and should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements of the Company included elsewhere herein.  The Company’s Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.  The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations.  For purposes of the annual report, certain out-of-book memorandum adjustments have been made to these records to prepare the Consolidated Financial Statements and other financial information included herein in accordance with U.S. GAAP. The information presented below as of December 31, 2002, 2003 and 2004, and for years ended December 31, 2002, 2003 and 2004, has been derived from the Company’s consolidated financial statements included herein, which have been audited by Ernst & Young. The information presented below as of December 31, 2000 and 2001 and for the years ended December 31, 2000 and 2001 has been derived from the Company’s consolidated financial statements, not included herein, which were audited by Arthur Andersen. As explained in Note 26 to the audited financial statements for 2003 and prior years have been restated and the information presented below has also been presented as restated.

	Year Ended December 31,
	2000			2001			2002			2003			2004			2004 (1)
	(as restated)			(as restated)			(as restated)			(as restated)
	(In millions except per share data and ratio amounts)

Income Statement Data
Net sales	EUR	280.1		EUR	303.8		EUR	331.3		EUR	349.5		EUR	360.2		$487.6
Cost of sales	184.6			195.3			207.3			220.3			223.4			302.4
Gross profit	95.5			108.5			124.0			129.2			136.8			185.2
Selling, general and administrative expenses	74.8			83.5			95.2			109.1			119.3			161.5
Impairment loss (2)	2.5			3.7			0.0			0.0			0.0			0.0
Income from operations	18.2			21.3			28.8			20.1			17.5			23.6
Interest expense	11.3			11.6			10.5			7.8			7.6			10.2
Foreign exchange losses (gains), net	10.9			5.2			(18.4)			(14.4)			(4.6)			(6.2)
Losses on equity investee	0.2			0.3			1.2			0.7			0.1			0.1
Other expenses (income), net	5.3			(1.5)			(1.3)			(0.4)			(0.6)			(0.9)
Income (loss) before income taxes and minority interests	(9.5)			5.7			36.8			26.4			15.1			20.4
Provision for income taxes	(0.1)			3.6			15.1			10.7			2.8			3.8
Income (loss) before minority interests	(9.4)			2.1			21.7			15.7			12.2			16.5
Minority interests (3)	(0.1)			0.0			(0.1)			(0.0)			(0.0)			(0.0)
Net income (loss)	EUR	(9.3)		EUR	2.1		EUR	21.8		EUR	15.7		EUR	12.2		$16.5
Income (loss) per share, basic and diluted	(0.97)			0.22			2.27			1.64			1.27			1.72
Weighted average number of shares, basic and diluted	9,610,400			9,610,400			9,610,400			9,610,400			9,610,400			9,610,400

Balance Sheet Data (at year end)
Net property, plant and equipment	EUR	79.2		EUR	82.5		EUR	91.4		EUR	99.6		EUR	108.6		$147.1
Total assets	186.7			207.1			215.6			222.7			249.3			337.5
Long-term debt	98.7			103.0			87.4			72.7			67.6			91.5
Total debt (4)	121.9			135.2			93.2			81.2			100.1			135.5
Shareholders’ equity	7.6			9.5			31.2			47.7			56.8			76.9

Other Financial Data
Net cash from (used in) operating activities	EUR	16.7		EUR	14.9		EUR	35.5		EUR	8.7		EUR	(0.6)		$(0.9)
Net cash from (used in) investing activities	(22.6)			(23.0)			(4.4)			(17.5)			(19.8)			(26.8)
Net cash from (used in) financing activities	(2.8)			7.6			(26.0)			3.1			20.8			28.1
EBITDA (5)	10.6			26.0			56.0			43.9			33.0			44.8
Depreciation and amortization	8.7			8.7			8.5			9.7			10.4			14.1
Capital expenditure	10.7			11.3			19.0			18.4			19.9			26.9
Dividends per share	—			—			—			—			0.34			0.46
Ratio of earnings to fixed charges (6)	1.0		x	1.5		x	4.5		x	4.4		x	2.9		x	2.9	x
Ratio of total debt to EBITDA	11.5		x	5.2		x	1.7		x	1.9		x	3.0		x	3.0	x
Ratio of EBITDA to interest expense	0.9		x	2.2		x	5.3		x	5.6		x	4.3		x	4.3	x

(1)	Translation of euros into dollars has been made at the rate of $1.3538 = EUR 1.00 (the Noon Buying Rate on December 31, 2004). Such translation is provided solely for the convenience of the reader.
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

	2000		2001		2002		2003		2004
Net income / (loss)	EUR	(9.3)	EUR	2.1	EUR	21.8	EUR	15.7	EUR	12.2
Provision for income taxes	(0.1)		3.6		15.1		10.7		2.8
Interest expense	11.3		11.6		10.6		7.8		7.6
Depreciation and amortization	8.7		8.7		8.5		9.7		10.4
EBITDA	EUR	10.6	EUR	26.0	EUR	56.0	EUR	43.9	EUR	33.0

(6)

For purposes of calculating the ratio of earnings to fixed charges, earnings are determined by adding to net income, minority interests, income taxes, fixed charges (excluding capitalised interest) and amortization of capitalised interest.  Fixed charges consist of (i) interest expense (including amortization of debt issuance costs), (ii) interest capitalised and (iii) the interest portion of the Company’s rental expense under operating leases.

Item   4:   INFORMATION ON THE COMPANY

Company Overview

Fage Dairy Industry S.A. is a private limited company incorporated under the laws of the Hellenic Republic. Fage (pronounced “fah’-yeh”) is the leading dairy company in Greece and the second largest Greek food company based on 2004 net sales. Through its extensive distribution network, the Company sells a wide range of branded dairy products, including yogurt and dairy desserts, milk and milk cream, and packaged cheese. These products are sold under the FAGE, Total and other Company trademarks, which Fage believes are the most recognised in Greece. The Company has the leading market shares in Greece in branded yogurt and packaged cheese, and the second largest market share in Greece in refrigerated milk:

Market	Fage’s Market Position	Fage’s Market Share by Volume	Fage’s Market Share by Value
Branded Yogurt and Dairy Desserts(1)	#1	44.6%	46.8%
Refrigerated Milk and Milk Cream(2)	#2	17.2%	18.3%
Packaged Cheese(3)	#1	25.4%	26.1%

(Source: IRI Hellas, July/August 2004)

(1)           Branded yogurt and dairy desserts account for 82.2% by volume of the total yogurt and dairy desserts market in Greece for the twelve months ended on August 15, 2004. The total yogurt and dairy desserts market had sales of approximately €412 million ($ 557.8 million), for the twelve-month period ended on August 15, 2004.

(2)           Refrigerated milk and milk creams accounts for 67.5% of the total milk and milk cream market in Greece, which had sales of approximately € 583 million ($ 789.3 million), for the twelve-month period ended on August 15, 2004.

(3)           Packaged cheese accounts for 6% of the total cheese market in Greece, which had sales of approximately €180 million ($ 243.7 million), for the twelve-month period ended on August 15, 2004.

The Company also distributes and sells fruit juices and refrigerated snacks, which are produced by other parties. In addition to the Greek market, Fage sells its yogurt and feta cheese in international markets, particularly the U.S., U.K. and Italy. Fage is the successor to a business founded in 1926 by the family of Mr. Athanassios Filippou, the father of the Company’s two present shareholders, and substantially all of the Company’s assets and operations are held by it directly, rather than through subsidiaries. For the years ended December 31, 2003 and 2004, Fage had net sales of €349.5 million, ($ 473.2 million) and €360.2 million ($ 487.6 million), respectively.

IRI Hellas survey figures are derived by extrapolation from a sample of an estimated 70% of the Greek market. The survey includes moving annualized figures for all bi-monthly periods for the 12 months ended on August 15, 2004.

Competitive Strengths

The Company believes its position as the leading producer of dairy products in Greece can be attributed to a number of competitive strengths, which include the following:

Strong Trademark and Brand Image.  Since the Company introduced the first branded yogurt products into Greece in the mid-1970’s, Fage has developed one of the country’s most recognized trademarks. The Company believes the FAGE trademark readily conveys an image of superior taste and quality and clearly identifies it as a Greek producer, which the Company believes are important factors to consumers of these traditional Greek foods. In addition to reinforcing its leading position in the yogurt market, Fage’s strong brand image has enabled it to expand into other dairy product categories. The Company’s milk and cheese products are also marketed under the FAGE trademark.

The Company has devoted substantial resources to enhancing the FAGE trademark and to building the brand awareness of its individual product lines. In March 2001, the Company became a Grand Sponsor of the Athens 2004 Olympic Games with exclusivity in the yogurt, cheese and dairy desserts categories. Fage developed various programmes such as sponsorship tags at the end of TV commercials, print and outdoor advertising campaigns, and other promotional activities in order to capitalize on this sponsorship and enhance the Company’s image.

The success of the Company’s investments in its trademark is evidenced in a recent corporate reputation survey conducted by Tradelink, a corporate reputation measurements expert and strategic ally of the Publicom/Hill & Knowlton network. This survey measured the perceived change of the corporate reputation of Greek companies over the past two years. The Company ranked highest with 63% of respondents stating that Fage’s reputation has improved. The same survey indicated that the Company’s reputation also ranked highest when compared with other Greek yogurt producers. Also, among 55 product categories and 150 brands that IRI Hellas monitors in the Greek market, Total is the second largest brand in terms of sales in Greece.

Extensive Distribution Network.  Fage operates the most extensive distribution network for dairy products in Greece covering approximately 25,000 retail outlets throughout the country, including large supermarkets, bakeries, dairies and small convenience stores. The Company supplies its branded yogurt products to retail outlets that it believes account for more than 99% of the total sales of branded yogurt in Greece. The Company believes that the unrivaled breadth and scope of its distribution coverage is a key competitive advantage, particularly given the fragmented nature of the Greek food retailing industry and the geographic inaccessibility of many parts of Greece. The Company also distributes certain of its products abroad to approximately 150 supermarket chains, with approximately 20,000 retail outlets in 28 countries, primarily throughout Europe and in the U.S.

Superior Product Quality and Distinctive Product Offering.  The Company believes that its products are recognised by the Greek consumer for their superior quality and taste. This reputation for product quality has been built during the Company’s 79 year history through advanced technical expertise and significant investment in sophisticated production facilities. The Company offers some of the most distinctively Greek yogurt and cheese products. In the branded yogurt market, Fage’s traditional strained yogurt has a fuller, richer taste and a thicker texture than that of most yogurts sold in other parts of Europe and the U.S. In the packaged cheese market, the Company’s Feta cheese is made from ewe and goat milk and enjoys, among others, the European Union’s P.D.O. designation, which is designed to protect the integrity of traditional regional products of Europe. Currently the name “Feta” can be used by any cheese producer. The EU has ruled that only cheese produced in Greece will be allowed to use the “Feta” product designation, giving the Company a significant competitive benefit. See “ —Governmental Regulation—P.D.O. Designation.” The Company’s management believes that its superior product quality and distinctive product offering underpin its leading position in Greece as Greek consumers typically prefer authentic Greek dairy products, and offer growth opportunities in international markets where Fage’s strained yogurt and Feta cheese offer a unique culinary experience.

Comprehensive Investments in Plant and Machinery.  The Company believes its primary production facility, a 51,574 square metre plant in Athens, has one of the largest yogurt production capacities of any such plant in Europe, while its ESL milk production facility in Amyndaio in northern Greece is highly sophisticated and strategically positioned in close proximity to many of its milk suppliers, thus ensuring the production and delivery of fresh, high quality dairy products. The Company has invested €86.3 million ($ 116.8 million), over the past six years in new property, plant and equipment, which has allowed it to benefit from higher productivity, lower production costs and improved operating efficiencies as increased automation and greater capacity utilisation have lowered Fage’s per unit production costs. The Company believes Fage has the most modern plant and machinery in the Greek market. As a result of its significant recent capital expenditures, the Company believes that other than the establishment of its U.S. plant, its capital expenditure needs over the next five years will be limited to approximately €8 million ($ 10.8 million) annually. The Company also expects that once the production of yogurt commences at the U.S. production facility, existing capacity at the Company’s facility in Athens will be sufficient to meet anticipated demand outside the U.S. for the next five years.

Strength of Management.  The Company is owned and strategically led by the Filippou family, which has been involved with the Greek dairy industry for the past 79 years. In addition, Fage’s present management team is substantially the one that has led the Company during its most recent period of growth and success in both the domestic and international markets. This team has successfully pioneered several trends in the Greek dairy industry such as: (i) the development of branded yogurt, one of the most profitable product groups in the Greek dairy market; (ii) the introduction of packaged cheese, the fastest growing product group in the Greek dairy market; and (iii) the development of innovative ESL milk products, the fastest growing product category in the Greek milk market. The Company’s management has emphasised the importance of product innovation and differentiation, bringing an average of ten to fifteen new products to the market every year, and believes that Fage today is the most innovative dairy company in Greece.

Business Strategy

The Company’s highly regarded brand image, modern production facilities, extensive distribution network, superior product quality and distinctive product offering establish it as one of the leading food production and marketing companies in Greece. The Company’s general strategy for the domestic market is to reinforce its leading position through continued investment in the FAGE trademark and its associated brand lines, further promotion and distinct positioning of its existing product range, and the introduction of new, innovative and well-researched products. Fage also plans to further develop its international operations in the U.S., U.K. and Italy and penetrate new and expand existing export markets, primarily in the new Member States of the European Union (as defined herein). The Company’s strategic initiatives include: (i) maintaining its leading market position in branded yogurt and dairy desserts through product innovation; (ii) strengthening its position in the refrigerated milk by targeting higher growth product categories; (iii) growing its leading share of packaged cheese by entering new product categories; (iv) investing in international markets with respect to branded yogurt and packaged cheese; and (v) improving its gross margin.

Maintain Leadership in Branded Yogurt and Dairy Desserts.  The Company will seek to maintain its leadership position in branded yogurt and dairy desserts in Greece through the promotion of existing products and the development and introduction of new and innovative products. Fage promotes its existing yogurt products through targeted advertising, which seeks to reinforce and enhance the reputation, brand image and overall appeal of such products. The Company’s new product development effort will be focused on further extending its product offerings in the branded yogurt market in line with the trend towards healthier living, introducing new, healthier yogurt products, redesigning its fruit yogurt products and revitalising its product range for children. For these new product introductions management has conducted extensive market research and obtained customer feedback to verify and monitor developing trends in consumer preferences and eating habits. In international markets, the Company will continue its effort to expand sales. In promoting international sales, the Company focuses on its leading Total brand line, emphasising its superior taste and quality and the distinct nature of this authentic Greek yogurt product.

The Company’s strategy in the yogurt market is consistent with its past efforts. In recent years, Fage has successfully extended its Total and Silouet brand lines with Total Light, Total 2%, Total 0% and Silouet 2%, Silouet 0% and Ageladitsa Plus range of fortified yogurts in response to Greek consumer trends towards low fat and more healthy products. The Company has also been successful in launching completely new brands, including the Begin With Junior and Junior brands, which were targeted at a younger consumer base. These products are sold in smaller portions with more colourful packaging and include ingredients such as fruit and chocolate sprinkles.

Strengthen Position in Refrigerated Milk.  The Company plans to strengthen its position in refrigerated milk in Greece by targeting the higher growth ESL milk market in addition to the traditional fresh milk market, and by re-positioning its N’JOY chocolate milk product. Through targeted advertising, the Company seeks to position its products favourably in the minds of consumers by emphasising their superior taste and quality while highlighting the technically innovative and well-designed packaging, thereby further differentiating its products. The Company was awarded the Tetra-Pak design prize for 1993 for the packaging design of the FAGE fresh milk product range, while its innovative PET bottle with sleeve protection for the newly launched GALA DEKA ESL milk contributed significantly to its successful launch. The Company plans to continue to promote its existing product offerings and may introduce certain brand line extensions, such as fortified products. Fage plans to capitalise on the substantial benefits derived from marketing these products under the FAGE trademark and by selling them through its extensive distribution network.

Grow Leading Share of Packaged Cheese.  The Company will seek to expand its presence in the Greek cheese market by promoting sales of its existing product offerings and introducing new packaged cheeses. The Company sells its products under the FAGE trademark in order to benefit from the superior positioning and consumer loyalty associated with this brand. In addition, the Company highlights the regional nature of certain of its products, such as Graviera of Crete FAGE, in order to benefit from the positive connotations that Greek consumers typically attribute to such products. The Company intends to more fully exploit its extensive distribution network to achieve broader distribution of the full range of its packaged cheese products as demand for these products grows across Greece. The Company also intends to pursue further growth opportunities in international markets by capitalising on the increasing demand for its distinctive Greek cheese products, and expects international sales to benefit from the European Union’s P.D.O. designation, which intends to protect the integrity of traditional regional products of Europe. See “—Governmental Regulation—P.D.O. Designation.”

Invest in International Markets.  The Company plans to invest approximately €20 million ($ 27.1 million) in the U.S. in order to establish a production facility based in the State of New York to produce and distribute FAGE yogurt products. Since the Company first started sales of its Total product line in the country in September 2000, consumers have responded very favourably to this authentic Greek yogurt and sales have grown considerably. Based on its experience with yogurt sales in the U.S. in the past two years, management believes there is significant growth potential for the Company’s yogurt products in the U.S. market and new manufacturing capacity is necessary in order to meet current and future demand. Also, the reduced transportation costs and elimination of import tariffs will allow Fage to sell its products in the U.S. at more competitive prices. The Company has also invested in the U.K., its second largest international market, through the acquisition of its U.K. distributor at a price of £ 3.5 million (approximately €5 million) ($ 6.8 million). Management believes that direct control over its U.K. distribution business will enable it to increase sales of its branded yogurt and packaged cheese products in this market. The Company will continue to advertise in order to promote its products in the U.S., U.K. and Italy.

Improve Gross Margin.  The Company’s management is committed to growing the Fage business through the development and promotion of high margin products in order to achieve overall gross margin improvement. For example, its strategy for refrigerated milk is to further develop and promote its ESL product line, which commands a premium to fresh milk. The focus of Fage’s cheese business is to develop and market new higher value packaged cheese products for the domestic market, while focusing sales of its Feta cheese in international markets where the benefits of the P.D.O. designation will be fully enforced in 2007. In addition, the Company will seek to expand international yogurt sales in the face of increasing competitive pressures in the Greek market.

Industry

Greek Dairy Market.  Based on IRI Hellas data, the dairy market in Greece is estimated to be a €1.5 billion ($2.0 billion) per year industry. The overall market has experienced moderate growth in terms of volume with an estimated aggregate increase of 6.8% between 1999 and 2004 from approximately 780,000 metric tons to approximately 833,000 metric tons. Over this period, however, aggregate turnover by value is estimated to have increased by 50% from approximately €1.0 billion ($ 1.4 billion), to €1.5 billion ($ 2.0 billion). The Company believes that this growth in the value of the dairy industry in Greece relative to its volume is the result of both an increase in higher value product line extensions, in particular the introduction of value added packaging, brand development and product innovations, as well as general price increases across dairy products.

The Greek dairy market consists of three principal product categories: yogurt and dairy desserts, milk and milk cream, and cheese. Within these industry sectors, the Company focuses predominantly on branded yogurt and dairy desserts, refrigerated milk (including fresh and ESL milk, which is replacing evaporated milk and UHT milk) and packaged cheeses, which are replacing some bulk cheese sales. These markets, and in particular ESL milk and packaged cheese, have experienced some of the industry’s highest growth rates in recent years and the Company believes represent some of the strongest future growth opportunities in the Greek dairy industry.

Yogurt and Dairy Desserts.  Yogurt has traditionally been a staple of the Greek diet. Greece continues to have one of the highest per capita rates of yogurt consumption in the world (9kg/year). In contrast to other countries where yogurt is typically only a dessert or breakfast product, it is also consumed in Greece as a stand-alone snack or as part of a meal. Greek consumers typically prefer authentic Greek yogurt, which has a fuller, richer taste and a thicker texture than that of most yogurts produced elsewhere.

The Company is the industry leader in the branded yogurt and dairy desserts sector with approximately 46.8% market share in terms of volume for the twelve months ended August 15, 2004, in an industry that is otherwise characterised by fragmented producers with several large dairy groups and many small to medium sized local and regional dairies. The aggregate yogurt and dairy desserts market has experienced moderate growth in terms of volume with an estimated aggregate growth of approximately 26.0% between 1999 and 2004 from approximately 78,800 metric tons to approximately 99,300 metric tons. Over this same period, growth in terms of turnover by value is estimated to have increased by nearly 60.9% from approximately € 256 million ($346.6 million), to €412 million ($ 557.8 million).

Prior to the mid 1970’s, almost all yogurt was sold on an unbranded basis at commodity type prices. The Company pioneered the branded yogurt market in Greece by establishing and developing the Total brand. It has successfully differentiated and expanded its yogurt product offerings since that time by developing a consistent, high quality yogurt product at a premium price. Industry research indicating that yogurt consumption growth has primarily been driven by increased advertising and promotion together with further market differentiation has reinforced the Company’s commitment to this strategy. Branded yogurt has grown steadily as a proportion of total yogurt sales in Greece since its introduction and currently accounts for 76.5% of the total yogurt and dairy desserts market. However, this strong rate of growth has attracted several other European producers, such as Yoplait and Delta in cooperation with Danone, and more recently, Friesland Coberco Dairy Foods (“Friesland”), to the Greek yogurt market. Friesland aggressively entered the Greek yogurt market in mid July 2004 with TV and price-cutting campaigns and a very extensive in-store promotional programme. See “Business—Competition.”

Milk and Milk Cream.  The milk and milk cream market in Greece has been stable for several years. The aggregate milk and milk cream market has experienced slow growth in terms of volume with an estimated aggregate increase of approximately 3.5% between 1999 and 2004 from approximately 690,000 metric tons to approximately 714,000 metric tons according to IRI Hellas data. However, in terms of turnover, milk and milk cream has experienced more significant growth during this period, increasing by 33.2% from €660 million ($ 893.5 million), to €879 million ($ 1,190 million). This relatively higher rate of growth in terms of turnover is the result of an increasing proportion of higher value production and general price increases. The Company is the second largest supplier in the refrigerated milk and milk cream sector with 17.2% market share in terms of volume. The Company expects the milk market to grow at a rate of only 0.5% per year in terms of volume in the years ahead.

The milk market is made up of fresh milk, extended shelf life milk, or “ESL,” ultra high temperature pasteurised, or “UHT,” and evaporated milk. Fage has introduced GALA DEKA, an innovative variation of ESL which the Company believes tastes more like fresh milk but has a shelf life of 10 days, compared to the two or three days of fresh milk. The Company believes that ESL and other milk product innovations will drive growth in the milk sector for the foreseeable future. The significant turnover growth relative to volume is attributable, in part, to such higher price, higher margin product innovations taking market share from lower priced, mature product lines. Industry data also indicates refrigerated (fresh and ESL) milk sales have increased at the expense of evaporated or canned products. The Company believes that this trend is attributable to a number of changes which have taken place in the production and distribution process, including the increased availability of refrigerated milk, higher advertising expenditures and the development and introduction of new milk products. The Company expects the trend towards refrigerated products to continue.

Fresh milk volume has been and is expected to remain flat. ESL has been the only category of the milk sector that has experienced measurable growth in recent years. ESL has increased 264.3% from 28,000 metric tons in 1999 to 102,000 metric tons in 2004.

More recently, for the twelve months ended August 15, 2004, the entire Greek white milk market volume decreased by 0.4% and the fresh milk market decreased by 0.4%, while the ESL milk continued its upward trend with an increase of 18.0%. Conversely, the evaporated milk market continued its downward trend with a decrease of 7.6% while, volume sales of UHT sector increased by 13.8%. However, UHT accounts for less than 1% of the total milk market volume.

Packaged Cheese.  Cheese has also traditionally been a staple of the Greek diet. Feta cheese in particular is an integral part of the typical Greek meal. As a result of such dietary habits, Greece also has one of the world’s highest per capita rates of cheese consumption (25kg/year). The Company believes that this explains, in part, the development of Greece’s distinctive cheeses and the importance that Greek consumers place on purchasing Greek-made dairy products. Given this consumer preference, the Company believes that the designation by the European Union of 20 types of traditional Greek cheese, including Feta and Graviera of Crete which the Company produces with P.D.O. status will help limit significant increases in competition in the packaged cheese sector from non-Greek producers. See “—Governmental Regulation—P.D.O. Designation.”

The cheese industry is characterised by approximately 700 small to medium sized cheese makers located throughout rural Greece, which have traditionally marketed cheese in bulk at commodity prices. Industry data indicate, however, that while bulk cheese accounts for approximately 94% of the market, there has been a growing consumer interest in convenience and premium-priced packaged cheeses, which are of high quality and more consistent in taste. The Company believes that while overall demand is expected to be stable, the packaged cheese sector will continue to experience strong growth. Consistent with the trend toward packaged, high quality consistent products, requiring more capital intensive production and distribution capabilities, significant consolidation among producers has taken place in recent years. The Company believes that this consolidation will continue.

The packaged cheese market has grown as a proportion of the total cheese market. The Company estimates that packaged cheese currently accounts for approximately 6% of the cheese sector, up from approximately 3% in 1999. Packaged cheese has experienced significant absolute growth as well, increasing by approximately 78% in terms of volume and 109% in terms of turnover between 1999 and 2004. For the twelve months ended August 15, 2004, the positive trend in the Greek packaged cheese market continued, with market volume increasing by 9.0% and turnover increasing by 12.8%.

Competition.  The Greek dairy market is characterised by a significant amount of competitive activity. The Company’s principal competitor in Greece in both yogurt and milk, is Delta Dairy Industry S.A. (“Delta”). The Company also competes with Mevgal S.A. and Agno Dairy Industry S.A., two Northern Greek dairies, and the Friesland Coberco Dairy Foods (Frico Domo). In the cheese market, the Company’s principal competitors include Mevgal S.A., Delta, Agricultural Dairy Industry of Epirus S.A. (Dodoni), Kolios S.A., Optima S.A. and the Danish company Arla Foods. A number of other regional and local dairy businesses, as well as some other foreign dairy companies, contribute to the competitive environment.

In international markets in which the Company operates, which are primarily located in Europe and the U.S., the Company competes with various local and multinational dairy companies. While similar factors prevail in international competition, the Company also competes based upon the quality and distinctiveness of Greek yogurt and cheese products.

Products

Fage has 30 product lines and markets 125 products under 50 individual brand names. These products include a wide variety of yogurt and dairy desserts, milk and milk creams, and cheeses. The Company’s dairy products are marketed under the FAGE trademark, with brand names such as TOTAL, Ageladitsa, Ageladitsa Plus, Silouet, FruYo, Veloutela, Junior and Begin With Junior in yogurt, Glykokoutalies in desserts and Feta FAGE, Graviera of Crete FAGE, Kefalotyri FAGE, Kaseri FAGE, Manouri FAGE, Regato FAGE, Sandwich, Junior, Trikalino, Flair, New York and Gouda FAGE in cheese. Fresh white milk and milk cream are sold under the FAGE<cfn’> trademark without an additional brand name, while the ESL Milk is sold under the Farma, Farma plus, GALA DEKA and ABG (ABC) trademarks. Chocolate milk is marketed under the brand names N’JOY and Junior. The Company also distributes fresh fruit juices produced by European Milk and Flour Industry S.A. (“Evga S.A.”) and refrigerated snacks produced by Ferrero S.p.a. of Italy. Evga S.A., is owned by members of the Filippou family. See “Certain Transactions.”

Yogurt and Dairy Desserts.  Greek consumers typically prefer authentic Greek yogurt, which has a fuller, richer taste and a thicker texture than that of most yogurts sold in the United States and other parts of Europe. These distinctive characteristics have developed through the use of different ingredients and production processes. Fage’s yogurt products include traditional strained and set Greek yogurts made from fresh milk, cream and yogurt culture; low fat and fat free yogurt made using skimmed milk; yogurts with honey, strawberries and other fruits; and yogurts flavoured or mixed with fruit juice, fruit pieces, fruit preserves, cereals and other ingredients. Fage was the first to offer products in the enriched food and children’s yogurt sectors. The Company also markets other dairy and dessert products, such as rice pudding, cream caramel, profiterol, tiramisu and mousses.

The Company’s five major yogurt brand lines are Total, Ageladitsa, Silouet, Fruyo and Junior. The Total line is a strained yogurt made from cow milk or skimmed cow milk and is produced in seven variations: Total (classic, 10% fat), Total Light (low fat, 5%), Total 2% (low fat), Total 0% (fat free), Total split-cup with sweet fruit preserves (three variants, 10% fat). Ageladitsa<cfn’> is a set yogurt made from cow milk and is produced in three variations; Ageladitsa (classic, 4% fat), Ageladitsa 2% (low fat) and Ageladitsa 0% (fat free). The Silouet<cfn’> line is a set diet yogurt made from skimmed milk and includes Silouet 0% (fat free) and Silouet 2%<cfn’> (low fat). The Fruyo brand name is used to market most of the Company’s fruit yogurts, while, with the Junior brand name, the Company led the market in establishing a line and yogurt and dessert products specifically designed for children. Fage also produces a strained yogurt (8% fat) made from cow milk that is sold in one, five and ten kilogram containers under the Family FAGE name. In addition, the Company produces other yogurt brands, including Veloutela, which is a set yogurt with fruit juice and a yogurt from ewe milk, Provataki<cfn’> (with cream). Fage concentrates its yogurt export sales on Total, its leading strained yogurt brand line. The Company’s yogurt products are exported throughout Europe with its strongest markets being the U.K. and Italy. Export sales in the U.S., while small, have grown significantly in recent years.

During 2001, Fage launched a new line of enriched and low fat yogurts under the Ageladitsa Plus<cfn’> brand name, an enriched toddler yogurt under the Begin With Junior<cfn’> brand and a new line of fruit yogurts under the Fruyo<cfn’> brand. At the end of 2001, the Company launched an umbrella brand for its new range of dairy desserts called Glykokoutalies, meaning “sweet spoonfuls.” During 2002, another line of yogurts with chocolate pieces was launched under the Fruyo & Chocolate brand name. In 2003, the Company relaunched its Ageladitsa<cfn’> and its Silouet product lines and one more product (Panaccotta) was added to Glykokoutalies<cfn’> product line.

Milk and Milk Cream.  The Company’s milk and milk cream products include fresh milk, pasteurised and packaged at the Company’s facilities in Athens and Amyndaio (Northern Greece), ESL milk, various types of UHT milk and milk cream. The Company’s fresh white milk products are sold in three varieties and marketed simply as FAGE milk. ESL white milk products are sold under the brand FARMA FAGE High Temperature Pasteurised Milk. ESL milk is produced by heat treatment at 127 degrees Celsius for 2 seconds followed by aseptic packaging. This results in a shelf life of 32 days under refrigeration condition and is called high heat pasteurisation. Due to a new method of heat transfer (steam infusion) the organoleptic properties of the ESL milk produced in the Company’s facilities are very close to fresh milk.

In 2001, Fage’s ESL line “FARMA” was extended into enriched milks (calcium and iron-fortified), as well as an enriched toddler milk under the brand name ABG (ABC). The chocolate ESL milk products are sold under the N’JOY and Junior brand names. The chocolate milk N’JOY 0%+0% (fat free and sugar free), complements the range of N’JOY. In May 2003, the Company launched GALA DEKA, which is ESL milk in bottles that, as a result of its pasteurisation process, has a shelf life of 10 days and the Company believes that it tastes more like fresh milk than other ESL variations.

Drossato<cfn’> is the Company’s buttermilk product. The non-refrigerated UHT white and chocolate milks, marketed as FAGE and Yoko Choco<cfn’> respectively, are imported from Belgium and France. The heat treatment of UHT milk is above 135 degrees Celsius for at least 1 second followed by aseptic packaging and results in a product with a shelf life of 3 months at ambient temperature.

Cheese.  The Company markets five different Greek cheeses: Feta FAGE, a traditional soft white ewe and goat milk cheese made both at the Company’s factory in Ioannina (the “Pindos factory”) and at a factory in Elassona (the “Bizios factory”) in which the Company owns a 45% interest; Manouri FAGE, a traditional soft white ewe and goat milk cheese, made at the Bizios factory; Graviera of Crete FAGE, a traditional hard yellow Cretan ewe and goat milk cheese made at the Company’s factory on the island of Crete (the “Xylouris factory”); Kefalotyri FAGE, a traditional hard yellow ewe and goat milk cheese and Kaseri FAGE, a traditional semi-hard ewe milk cheese, both made at the Bizios factory; and Trikalino<cfn’>, a semi-hard yellow ewe, goat and cow milk cheese, made at the Company’s factory in Trikala, Central Greece.

In addition to the Greek cheeses Fage imports and markets Playia<cfn’> (a hard yellow spicy cheese) that is also packaged in grated form, Edam FAGE and Gouda FAGE<cfn’> (both semi-hard yellow cheeses), Regato FAGE<cfn’> (a hard yellow cheese), New York<cfn’> (cream cheese), Sandwich<cfn’>  (sliced cheese) and Junior<cfn’> (cheese in portions). In 1999, the Company entered the light cheese category with its launch of Trikalino Light and expanded the children’s category under the Junior line with sandwich slices. In 2001, the Company launched value added cheese in convenient forms such as feta cheese packaged in its natural brine and resealable packages of grated cheese (Gouda, Regato, Playia). In June 2003, the Company entered the market for fresh sliced cheese with its launch of three products (Trikalino classic, Trikalino Light & Gouda) in small packages with resealable plastic film.

The Company’s packaged cheese products, Feta FAGE, Manouri FAGE Graviera of Crete FAGE, Kaseri FAGE and Kefalotyri FAGE<cfn’> are made from ewe and goat milk and enjoy the European Union’s “P.D.O.” designation. This designation, intended to protect the integrity of traditional regional products of Europe, restricts manufacturers of imitation products from labelling their products with the traditional names. Feta’s P.D.O. designation continues to be subject to challenge by Northern European countries that produce feta-like soft white cheese. See “—Governmental Regulation—P.D.O. Designation.”

Sales and Marketing

The Company seeks to increase sales to its customer-base, which primarily consists of food retailers, by promoting consumer loyalty to products carrying the FAGE and Total trademarks and its other brand lines. The Company believes that consumer loyalty and product preference are the main drivers of its sales, and that retailers stock Fage’s goods in response to consumer demand for such products. The Company supports its products by investing in numerous advertising and promotional activities. Direct advertising of the Company’s products to consumers is primarily accomplished through television advertising campaigns but also via outdoors, radio and print media. Advertising seeks to support new product launches, reinforce the Company’s existing brands and position each product distinctively and positively in the minds of consumers. Trade marketing activities, which are usually undertaken in cooperation with supermarkets and other retailers, typically target higher volume sales and consist of competitions, gifts, or price reductions. Consumer promotional activities incorporate the Company’s major brands or newly introduced products. Other promotional activities include prominent in-store displays, marketing activities with key accounts and the distribution of coupons via direct mail.

The Company strives to enhance its long-term relationships with its food retailers by offering greater product variety, better service and more value than its competitors. In addition, Fage employs an experienced salesforce which seeks to increase account penetration and establish new customer relationships with retailers. The Company’s current salesforce consists of approximately 50 direct employees and an estimated 400 independent sales representatives. The Company equips the salesforce with up-to-date sales materials to assist customers in retailing the products and training their staff. The sales and marketing teams assist customers in reviewing new product offerings and evaluating current product lines and market trends. The sales and marketing teams work actively with customers to provide seasonal, holiday and promotional product offerings to maximise the impact of marketing activities and to ensure the optimal shelf space allocation for the Company’s products. The Company believes that these are all important factors for its customers. A salesperson’s compensation is based on a commission structure according to sales volume, account profitability, new account origination and collection of accounts receivable.

To promote export sales of selected yogurt and cheese products, the Company relies on 22 independent sales representatives and distributors in 28 countries. Fage’s yogurt and feta cheese are marketed as authentic Greek dairy products which are of superior taste and quality. The Company believes export sales benefit from the large number of tourists who sample the Company’s goods while vacationing in Greece, and then purchase FAGE products in their home countries.

Customers

In Greece, the Company serves approximately 23,500 retailers and distributes to approximately 25,000 retail outlets located throughout the country. In export markets, Fage’s yogurt and cheese products are sold to approximately 150 supermarket chains, with approximately 20,000 retail outlets located throughout Europe. No one customer accounted for more than 10% of net sales in 2004.

As the country’s leading dairy producer, Fage is a key supplier to Greek retailers selling dairy products and the Company has not lost any significant customers in the past three years. The retail outlets serviced by the Company include supermarkets (1,000), large stores (2,000), bakeries (5,000), confectionaries (4,500), dairy stores (5,500) and other smaller, sometimes seasonal, convenience stores (7,000). The Company believes that the wide availability of its products enhances its strong brand image, which further assists in maintaining consumer demand for FAGE products.

Distribution

Fage distributes its products to the Greek market through an extensive and well-organised distribution network including 50 refrigerated vehicles owned and operated by the Company and the independently owned vehicles described below. The Company believes that its ability to make regular, and in many cases, daily, sales calls to each of its domestic customers’ retail outlets (approximately 25,000) is unsurpassed in the Greek food industry. The Company supplies its branded yogurt to retail outlets that account for the total sales of branded yogurt in Greece according to IRI Hellas.

In the greater Athens area, Fage’s products are delivered daily by a fleet of over 200 independently owned and operated refrigerated vehicles. This fleet is comprised of three groups based on product shelf life: yogurt (approximately 75 vehicles), fresh and ESL milk and juice (approximately 100 vehicles), and cheese and UHT products (approximately 25 vehicles). In the case of yogurt and milk products, the trucks make one or more stops each day at each retail outlet to ensure product freshness and provide superior service. In the rest of Greece, the Company distributes its products through 70 independent regional distribution centres with over 200 refrigerated vehicles making frequent deliveries.

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

Fage distributes its products to international markets through 22 sales representatives and distributors in 28 countries. Products are shipped from Athens and delivered to approximately 20,000 retail outlets in the countries of destination. Beginning in 1999, the Company began distributing yogurt to the U.S. market and Fage products are now offered by three major supermarket chains in the U.S.

Production

The production process for yogurt and milk products begins with the delivery of refrigerated fresh milk from milk collection units located in rural Greece. The milk is received into stainless steel refrigerated tanks and milk shipments are blended to achieve a standardised milk product.

Fage produces strained, stirred and set yogurt, with the production process varying for each one. In each case, pasteurised milk is inoculated with yogurt culture and heated to start fermentation. For certain products, cream, pieces of fruit or other ingredients are added. Following fermentation and mixing, the yogurt is cooled and stored in a refrigerated warehouse until it is loaded onto distribution trucks for delivery. Certain aspects of the yogurt production process, including milk and cream content, the particular yogurt culture used and the precise fermentation and production techniques employed, result in the distinctive taste and texture of Fage’s yogurt products.

Milk intended for the Company’s fresh milk products is pasteurised and homogenised, blended with cocoa in the case of chocolate milk, and packaged using the Tetra-Top technology. The Tetra-Top consists of a plastic spigot that is part of the cardboard milk container and can easily be snapped open and resealed by the consumer thus better maintaining freshness. The Company believes that the convenience and modern appearance offered by Tetra-Top increases the attractiveness of FAGE fresh milk to consumers. Following packaging, the milk is stored in a refrigerated area for a short period before being loaded onto distribution trucks for delivery to retailers. FAGE fresh milk usually reaches the retailer’s shelf within 36 hours of milking.

In the Company’s plant in Amyndaio, ESL milk is produced and packaged either in pet bottles or in Tetrabrik packaging. During recent years more than €25 million ($ 33.8 million) have been invested in the latest technology concerning the production and packaging of “FARMA”, “N’JOY” and “GALA DEKA” line products (ESL milk).

FAGE cheese products are produced in four plants owned by the Company and one in which the Company has an interest. See “ —Properties.” Pindos’s feta production plant in Ioannina and Xylouris’s graviera plant in Crete benefit from being located in the designated area of origination for these traditional products, thus enabling Fage to take advantage of the European Union’s P.D.O. designation. See “—Governmental Regulation—P.D.O. Designation.” The Company also owns two cheese factories located in Trikala and in Aliveri. While the production process varies for each line of cheese, in each case, pasteurised milk is processed, inoculated with rennet, and aged if necessary, before packaging.

Fage uses state-of-the-art equipment in its production processes. A substantial part of each process is fully automated, with the primary role of the Company’s factory employees being that of monitoring the automated equipment and conducting the frequent quality control checks located at various points along the production lines. Yogurt and milk are produced in closed-circuit aseptic production lines which are sealed to prevent contamination from airborne bacteria or human contact. While traditional cheese production methods do not allow for similar processing, the Company employs numerous quality control measures to ensure the highest quality and production standards.

Fage’s Athens facility, which was ISO 9001/2000 certified on November 23, 2004, received an award from the Ministry of Urban Planning, Housing and Environmental Affairs for outstanding architecture and design in 1989. This plant has one of the largest yogurt production capacities of any such plant in Europe. The Company has fully implemented health and safety procedures required by Greek and European Union regulations respecting the production, packaging, labelling, storage and transportation of milk and dairy products. In accordance with such regulations, the Company has implemented the HACCP (“Hazard Analysis Critical Control Point”) Standard, a systematic approach to the recognition and control of potential hazards in the production process. See “—Governmental Regulation—Health and Safety Regulations.”

Suppliers and Raw Materials

The principal raw materials used in the Company’s fresh dairy products are fresh cow, ewe and goat milk, semi-processed cow and ewe-goat milk cheese mass (baski), low fat condensed milk, milk cream, and the fruit and other ingredients that are included in certain of the Company’s yogurt products. Raw materials are purchased from multiple suppliers in Greece and other parts of the European Union, and the Company is not dependent on any single supplier. See “Certain Transactions.”

The Company collects fresh milk daily from approximately 3,500 small to medium sized farms into collection stations located in various rural areas of Greece. The milk is chilled and brought by isothermic trucks to the Company’s production facilities. In the event of cow milk shortages which have occurred in Greece from time to time due to European Union production quotas, the Company has obtained cow milk for yogurt and cheese production from other European suppliers. See “—Governmental Regulation—Economic and Monetary Union.”

While ewe and goat milk prices have fluctuated significantly over the past years and production has been marked by seasonality, supplier relationships are long-term and, given the Company’s market position in the Greek dairy industry, it has always been able to obtain a sufficient supply of ewe and goat milk.

Fage selects its suppliers based on an assessment of their quality, punctuality in delivery, stability and ongoing cooperation. While the Company does not have any long-term written supply contracts, it has not experienced any significant problems in supplying its operations. Management believes that its sources of raw materials are adequate for the Company’s anticipated needs.

However in the past six years, the Company’s results have been negatively impacted by certain events affecting certain of its agricultural raw materials. In 1999, the discovery of dioxin-contaminated cattlefeed in Belgium, a country from which the Company purchases certain milk products, adversely affected demand for dairy products in general. The outbreak in 2001 of foot and mouth disease in cattle and sheep throughout the European Union had a similar adverse affect on demand. Events such as these, which are out of the control of the Company, may continue to adversely affect the dairy industry in general, reducing demand and requiring the Company to expend additional funds for advertising in order to restore public confidence in its products.

Governmental Regulation

Greece is a member of the European Union, and as a result the Company is subject to certain regulations adopted by the European Union.

Economic and Monetary Union.  Pursuant to the Treaty for the European Union, Member States (“Member States”) must formulate their economic policies in light of general guidelines issued by the European Council (the “Council”). The Council reviews the economic policies of the Member States and may issue recommendations. Greece joined the E.M.U. effective in January 2001 and the fixed rate for the Greek Drachma against the Euro was set at 340.75 GRD/Euro.

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

In June 2003, the Council of the European Union adopted a number of Regulations reforming the Common Agricultural Policy and among other sectors the milk market. According to these Regulations, the quota system will stay in place until year 2015. Greece’s annual quota was increased from 720,000 tons to 820,000 tons. In addition, the Council adopted decreases in minimum prices for butter and skimmed milk as well as changes to the structure and the level of financial aid directed by the European Union to farmers. According to the new rules the member states can decide between different options in passing the aid of the European Union to farmers. The Greek government has announced that the implementation will start in 2005, nevertheless no specific provisions have been issued. As a result, the Company is unable to predict the effect that the changes decided by the European Union might have on it. See “Suppliers and Raw Materials.”

P.D.O. Designation.  Pursuant to the European Union’s Protected Designation of Origin (“P.D.O.”) system, Greece obtained the protection of the right to use product names in connection with 20 traditional Greek cheeses, including Graviera of Crete and Kefalotyri. Producers in Member States are restricted from labelling products with protected names. The original system also included Feta as a P.D.O product. However, certain North European Member States had the right to continue to label certain cow-milk white cheese as “feta” until May 2001. Furthermore, Denmark, Germany and France, as well as organisations representing certain producers, petitioned the European Court of Justice to dispute the characterisation of “feta” cheese as a uniquely Greek cheese. The Company through its cheese producing subsidiary, Pindos S.A., participated in the cases. On March 16, 1999, the Court ruled against the validity of the legislation protecting “feta” cheese but on procedural grounds. In October 2002, the European Commission issued Regulation 1929/2002, that again included “feta” cheese as a designated protected product. According to this regulation “feta” cheese will be produced only in designated areas in Greece after a five year transitional period. In December 2002, two EU Member States, Germany and Denmark, as well as the same producers as in 1996 petitioned the European Court of Justice against the above Regulation. In April 2003, the Association of Greek Milk Processing Industries (the “Association”) to which the Company is a member submitted a plea to the European Court of Justice in order to participate to the above trial as interested third party. The petition of the German producers was rejected by the European Court of Justice in July 2004 on procedural grounds. The court hearings for the remaining cases have not yet been fixed by the court. The Company is closely following the procedure and is actively supporting the efforts of the Association. The Company cannot predict the outcome of such procedure and cannot estimate the effect it may have on the Company.

Health and Safety Regulations.  Pursuant to European Union directives, the Greek government has implemented regulations respecting the production, packaging, labelling, storage and transportation of milk and dairy products. In accordance with such regulations, among other required steps, the Company has implemented the HAACP Standard, a systematic approach to the recognition and control of potential hazards in the production process.

Employees

The Company’s average number of full-time employees for the year ended December 31, 2004, amounted to approximately 1,460, substantially all of whom were covered by one of 22 collective bargaining agreements. These agreements, which are renewed every year, generally provide for inflation-indexed wages in addition to productivity-linked wage adjustments. The Company promotes the recruitment, development and retention of appropriately qualified managers and employees. The Company believes that its relationship with its employees is good and the Company has not experienced any work stoppages due to labour unrest in the last five years. Following there is a breakdown of employees by main category of activity.

Number of Employees
Production process	914
General and Administrative	164
Selling and Distribution	382
1,460

Trademarks and Patents

All of Fage’s products are marketed under registered trademarks. The Company considers its FAGE trademark, as well as its major product brands, to be important competitive advantages and material to its business. The Company actively takes steps to protect its intellectual property rights when and where it deems appropriate. Trademarks are registered in Greece and in certain other European countries.

The Company uses six patents in its production process, all of which are registered in Greece. Five of such patents are owned by Mr. Kyriakos Filippou, who has given the Company an irrevocable, royalty-free, license to use such patents in perpetuity.

Properties

The Company’s main facility in Metamorfossi, Athens, houses its principal yogurt and milk production facilities as well as its corporate headquarters. The following table describes the principal owned properties of the Company:

Location	Approximate Building Area
(in square metres)
Metamorfossi, Athens	51,574
Amyndaio	7,194
Trikala	4,409
Ioannina	2,590
Thessaloniki	3,350

In addition, the Company owns facilities in Trikala (production of semi-hard cheese), in Thessaloniki (distribution centre of Northern Greece), in Ioannina (production of feta), Crete (a 2,300 square metre cheese factory facility owned by Xylouris S.A., a subsidiary in which the Company owns a 99.997% interest, for the production of “graviera of Crete”), in Aliveri, in Agrinio (facility owned by Zagas S.A., a subsidiary in which the Company owns a 99.988% interest) and in Fthiotida, a subsidiary called Agroktima in which the Company owns a 99.996% interest.

As of December 31, 2004, the Company and its subsidiaries also leased 25 properties located throughout Greece consisting primarily of milk collection stations, warehouses and office space. Most of the commercial leases will expire between 2005 and 2008, subject to Greek statutory provisions which enable commercial and industrial tenants to extend the contractual term of a lease for a period of 6 to 12 years in total.

In addition, the Company has an interest in a cheese production facility through its minority interest in Bizios S.A.

Organizational Structure Chart with Company’s Subsidiaries and other Interests.

Substantially all of the assets and operations of the Company are held directly by it rather than through subsidiaries.  At December 31, 2004 Fage held interests in the following companies (1):

CONSOLIDATED SUBSIDIARIES

	directly		totally(1)

VORAS SA(2)	(100)%
FAGE ITALIA SRL	(99.886	)%,	(99.999)%
XYLOURIS SA	(99.50	)%,	(99.997)%
FOODS HELLAS SA	(99.38)
AGROKTIMA SA	(99.33	)%,	(99.996)%
FAGE USA CORP.	(100)%
ILIATOR SA	(97)%
ZAGAS SA	(98	)%,	(99.988)%

OTHER INTERESTS

BIZIOS SA	(45)%
TYRAS SA	(4.42)%
PACKING ITEMS
DEVELOPMENT S.A.	(8.82)%
SIDERIS SP.TH. & Co	(33.33)%

Additionally, Foods Hellas SA as at December 31, 2004 held the equity interests set forth below in the following companies :

AGROKTIMA SA	(0.67)%
ZAGAS SA	(2)%
XYLOURIS SA	(0.50)%
FAGE ITALIA SRL	(0.114)%

(1)  Total participation interest through the participation interest from Foods Hellas SA.

(2)  All assets of Voras S.A. have been transferred in the Company, and Voras S.A. is in the process of being liquidated.

Item   5:   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As discussed in Note 26 to the Consolidated Financial Statements, the Company’s fiscal year 2003 and fiscal 2002 financial statements have been restated. See Note 26 for a summary of the significant effects of the restatement. The following discussion and analysis gives effect to the restatement and should be read in conjunction with the Company’s Consolidated Financial Statements, including the notes thereto, and the other financial information included elsewhere herein.

General

The Company, the successor to a business founded in 1926 by the family of Mr. Athanassios Filippou, is the leading dairy company in Greece and the second largest Greek food company based on 2003 net sales. During the period from its inception until the mid-1970s, Fage was involved primarily in the small scale production and distribution of traditional Greek yogurt. Until that time, retail outlets typically sold yogurt as a commodity product in bulk quantities, often without reference to the manufacturer. In 1975, the Company was the first to introduce branded yogurt products into the Greek market. These products, which carried the FAGE trademark, were sold in smaller, sealed tubs and presented in more attractively designed packaging. Over the last two decades, branded products have steadily replaced the traditional bulk varieties thus transforming the Greek yogurt industry into a predominantly branded market. The Company estimates that branded yogurt products now account for 76.5% of yogurt and dairy desserts sales volume in Greece and that the Company accounts for 46.6% of such sales by volume based on figures provided by IRI Hellas, July/August 2004. During the period since 1975, the Company has devoted substantial resources to building its distribution network and enhancing the image of the FAGE trademark and its other brand lines.

The Company’s commercial success in selling yogurt and the positive image of the FAGE trademark have enabled it to increase revenues and profitability through diversifying into other product areas of the dairy industry. The Company introduced its first cheese products in 1991 and began the processing and distribution of fresh milk in 1993. While yogurt and milk products accounted for approximately three quarters of 2003 net sales, over the last several years, the Company has increased its cheese production capabilities by acquiring interests in five regional Greek cheese companies: Pindos, Tamyna, Xylouris, Zagas, and Bizios. See Note 12 to the Consolidated Financial Statements. The Company has also expanded its business to include the distribution of fruit juices and refrigerated snacks. See “Certain Transactions.” In addition to entering new product categories, the Company has used the strength of the FAGE trademark and its extensive distribution network to increase sales and profitability through new product launches and brand line extensions.

Over the past five years the Company has improved its operating efficiency through technological and other capital improvements to its production facilities, consolidation of its raw materials purchasing and other modifications to production processes and methods. These initiatives have lowered unit production costs, thereby contributing to Fage’s improvement in gross profit margin. The Company plans to make additional investments with the aim of further enhancing efficiency in its production facilities. The Company also plans to continue investing in and expanding its distribution system, particularly in Northern Greece, thereby reducing transportation costs and improving operating efficiency.

In addition to investments in its distribution networks, the Company continues to invest in promotional programmes to further enhance its brand image. In March 2001, the Company became a Grand Sponsor of the Athens 2004 Olympic Games with exclusivity in the yogurt, cheese and dairy desserts categories. Fage developed various programmes such as sponsorship tags at the end of TV commercials, print and outdoor advertising campaigns, and other promotional activities in order to capitalise on this sponsorship and enhance the Company’s image and increase its name recognition.

Overall, the Company has invested significantly in its business over the past six years (1999 to 2004), including: (i) a total of €86.3 million ($ 116.8 million), for new property, plant and equipment as well as upgrades of existing production and distribution infrastructure and other tangible assets; (ii) a total of €18.9 million ($ 25.6 million), mainly for the acquisition of cheese production companies; and (iii) a total of €128.1 million ($ 173.4 million), for advertising and sponsorship programmes. While Fage intends to continue to invest in its business over the next five years, the Company believes that its investment in capital expenditures and acquisitions is likely to be lower than in previous years. The Company believes that Fage has the most modern plant and machinery in the Greek market. As a result of its significant capital expenditures, the Company believes that, other than the establishment of its planned U.S. yogurt production facility (which will be funded initially with a portion of the net proceeds of the Senior Notes) its capital expenditure needs over the next five years will be limited to approximately €8 million ($ 10.8 million), annually. The Company also expects that once the production of yogurt commences at the U.S. production facility, existing capacity at the Company’s facility in Athens will be sufficient to meet anticipated demand outside the U.S. for the next five years. Also, since March 2001, the Company had expenses totalling €9.5 million ($ 12.9 million), which were directly related to the Olympic games sponsorship (including payments to the Athens 2004 organising committee and costs for TV advertising tags) and are non-recurring. As a result, the Company’s management believes free cash flow over the next five-year period will be improved.

The Company’s primary market is Greece. Substantially all of its yogurt products are sold as branded products with a small proportion distributed in the traditional bulk market. In the milk sector, substantially all products, including all of the Company’s products, are sold as branded goods. The Company sells the majority of its cheese products in the packaged sector, which currently accounts for approximately 6% of Greek cheese sales based on IRI figures, compared to 3% in 1999. The Company believes that the packaged cheese market will continue to grow as a proportion of the total cheese market in the future.

In international markets, which are primarily in the European Union and the U.S., the Company sells branded yogurts and packaged cheeses. In recent years, the Company’s increase in sales has been driven by growth in both the domestic and international markets. In the domestic market increased sales have been driven by both price increases exceeding inflation and by the shift in product mix to more premium priced products. However, the Company believes that the rate of its growth in the international markets will exceed the rate of its domestic growth over the next five years.

The Company has recently experienced stable or slightly declining volumes due to significant competitive pressures in Greece. The decline in volume in fresh milk and set yogurts has been offset by increased volumes in ESL milk, strained yogurt, cheeses, desserts and children’s yogurt. Domestic volumes in its flagship Total yogurt brand have grown notwithstanding strong competitive pressure. As with sales generally, the Company believes that future volume growth will come mainly from growth in its international markets and from its premium priced products.

The Company in April 2005 successfully completed the acquisition of the U.K. distributor of its yogurt and branded cheese products as part of its strategy to enhance its presence in the U.K. market at a purchase price of £ 3.5 million (approximately €5 million) ($ 6.8 million). After this acquisition, the Company plans to initiate a national advertising campaign for 2005, similar to the campaign it launched in Italy in 2004, as part of Fage’s strategy to realise its growth objectives in this market.

Revenues from certain of the Company’s products and trading activities experience seasonal fluctuations, primarily due to increased tourism during the summer months, particularly on the Greek islands.

The Company’s financial results have historically been impacted due to its long-term borrowings, and related interest payment obligations, in U.S. dollars and the high level of volatility in the exchange rate between the Euro and U.S. dollar. Following the closing of the Offering, the Company repaid/settled all of its U.S. dollar denominated borrowings, which will eliminate any currency related effects of such borrowings on Fage’s future financial results. However, due to Fage’s international development strategy, an increasing proportion of the Company’s revenues are expected to be denominated in currencies other than the Euro, primarily the British pound sterling and U.S. dollar. As a result, management expects currency transaction risk to grow as the Company’s sales in countries outside the European Monetary Union continue to grow as a proportion of its total sales.

Results of Operations

The following table sets forth, for the years indicated, certain items in the Company’s consolidated income statements expressed as percentages of net sales:

	Year Ended December 31,
	2002	2003	2004

Net sales	100.0%	100.0%	100.0%
Cost of sales	62.6	63.0	62.0

Gross profit	37.4	37.0	38.0
Selling, general and administrative expenses	28.7	31.2	33.1

Income from operations	8.7	5.8	4.9
Interest expense	3.2	2.2	2.1
Foreign exchange losses (gains), net	(5.6)	(4.1)	(1.3)
Losses on equity investee	0.4	0.2	0.0
Other income (expenses), net	0.4	0.1	0.1

Income before income taxes and minority interests	11.1	7.6	4.2
Provision for income taxes	4.6	3.1	0.8

Income before minority interests	6.5	4.5	3.4
Minority interests	0.1	0.0	0.0

Net income	6.6%	4.5%	3.4%

Year ended December 31, 2004 compared to year ended December 31, 2003

Net sales.  Net sales for 2004 were €360.2 million ($ 487.6 million) an increase of €10.7 million ($ 14.5 million), or 3.1%, from €349.5 million ($ 473.2 million), for 2003. In the domestic market, overall volume decreases were offset by average price increases across all of the Company’s products as well as a shift in the product mix to premium priced products such as strained and children’s yogurt products, certain ESL milk products and certain packaged cheeses. The decrease in volume primarily affected fresh milk products, where the Company implemented a policy of promoting sales of ESL milk as a substitute for fresh milk products in outlying districts, and set yogurt where the Company elected not to follow the significant promotional activity of Friesland. Although the Company’s Total brand experienced a slight decrease in volume in the Greek domestic market, this was more than offset by a price increase. The Company’s international markets continued to perform well with both sales and volume increases. In international markets, the Company experienced growth in yogurt sales (16.7% in terms of volume).

Gross profit.  Gross profit for 2004 was €136.8 million ($ 185.2 million), an increase of €7.6 million ($ 10.3 million), or 5.9%, from €129.2 million ($ 174.9 million) for 2003. Cost of sales for 2004 was €223.4 million ($ 302.4 million), an increase of €3.1 million ($ 4.2 million), or 1.4%, from €220.3 million ($ 298.2 million) for 2003. The total increase in the cost of sales was driven by the increase in net sales and increased labour costs primarily in regional production facilities, which is related to the Company’s shift in the product mix to ESL milk and cheeses. Gross profit as a percentage of net sales for 2004 was 38.0% compared to 37.0% for 2003. The Company’s stable gross profit margin was achieved despite increased labour costs as the Company’s raw material costs decreased as a percentage of sales. The Company has had stable prices for milk as a raw material by avoiding general price increases through accelerating payments to milk producers. Although this acceleration is partially responsible for the Company’s increase in short-term borrowings, the Company believes that the benefits of stable milk prices more than offset any increased interest expense.

Selling, general and administrative expenses.  Selling, general and administrative expenses (“SG & A”) for 2004 were €119.3 million ($ 161.5 million), an increase of €10.2 million ($ 13.8 million), or 9.3%, from €109.1 million ($ 147.7 million) for 2003. The increase in SG & A is primarily a result of an increase of €7.4 million ($ 10.0 million) in advertising costs attributable to the entrance of Friesland in the domestic yogurt market and the advertising campaign conducted in August 2004 in the Italian market. To a lesser extent, the increase also reflects higher shipping and handling costs related to the Company’s increased international sales and higher labour costs. These increased costs were partially offset by reduced costs associated with the 2004 Athens Olympic Games sponsorship and a reduction in shareholder payments. SG & A as a percentage of net sales increased from 31.2% for 2003 to 33.1% for 2004.

Income from operations.  Income from operations for 2004 was €17.5 million ($ 23.7 million), a decrease of €2.6 million ($ 3.5 million), or 12.9%, from €20.1million ($ 27.2 million) for 2003. Income from operations as a percentage of net sales decreased from 5.8% in 2003 to 4.8% in 2004. This decrease was mainly due to increased SG & A.

Interest expense.  Interest expense for 2004 was €7.6 million ($ 10.3 million). For 2003 interest expense was €7.8 million ($ 10.6 million). The decrease of the interest expense for 2004 is mainly attributable to the positive effect of the exchange rates applicable to interest payments on long-term borrowings which was partially offset by the interest expense on increased short term borrowings.

Foreign exchange losses (gains), net.  Foreign exchange gains for 2004 were €4.6 million ($ 6.2 million) mainly due to the year-end remeasurement of the Existing Notes. For 2003, there was a foreign exchange gain of €14.4 million ($ 19.5 million). This €4.6 million ($ 6.2 million) gain resulted mainly from the depreciation of the U.S. dollar as compared to the Euro.

Income taxes.  The provision for income taxes for 2004 was €2.8 million ($ 3.8 million) and for 2003 was €10.7 million ($ 14.5 million). The decrease in the provision for income taxes is mainly attributable to a decrease in taxable profits, to the effect of the tax-free reserves and the effect of the change in the statutory tax rates to the net deferred tax liability of the Company.

Net income.  Net income for 2004 was €12.2 million ($ 16.5 million), a decrease of €3.5 million ($ 4.7 million) from net income of €15.7 million ($ 21.3 million), for 2003. As discussed above, this was mainly due to increased SG & A and to lower foreign exchange gains for 2004 as compared to 2003, which was partially offset by the reduced income tax charge.

Year ended December 31, 2003 compared to year ended December 31, 2002

Net sales.  Net sales for 2003 were €349.5 million ($ 473.2 million), an increase of €18.2 million ($ 24.6 million), or 5.5%, from €331.3 million ($ 448.5 million), for 2002. This increase in revenues is the result of a total volume increase of 0.9%, price increases and product mix changes. In the domestic market, sales revenues increased as a result of a shift in the product mix toward premium priced yogurt, milk and cheese products as well as an average price increase of 3.5% for all product categories. Volumes in Greece were stable. In international markets, the Company experienced growth in yogurt sales (17.0% in terms of volume).

Gross profit.  Gross profit for 2003 was €129.2 million ($ 174.9 million), an increase of €5.2 million ($ 7.0 million), or 4.2%, from €124.0 million ($ 167.9 million), for 2002.  Cost of sales for 2003 was €220.3 million ($ 298.2 million), an increase of €13.0 million ($ 17.6 million), or 6.3% from €207.3 million ($ 280.6 million), for 2002. The increase in cost of sales was primarily the result of the increase in net sales and increases in the cost of raw materials and packaging. Packaging costs increased as the Company’s product mix shifted towards certain ESL and packaged cheese products requiring more expensive packaging. These increases were partially offset by a reduction in utility costs. Gross profit as a percentage of net sales for 2003 decreased to 37.0% from 37.4% for 2002.

Selling, general and administrative expenses.  SG & A for 2003 was €109.1 million ($ 147.7 million), an increase of €13.9 million ($ 18.8 million), or 14.6%, from €95.2 million ($ 128.9 million), for 2002. €11.5 million ($ 15.6 million), of this increase was due to increases in third party fees which include both the increased amounts paid to certain members of the Filippou family and management fees paid to affiliate companies. In addition, advertising costs increased, both in respect of the Company’s sponsorship of the 2004 Athens Olympic Games and the launch of the new brand name “GALA DEKA”, as did shipping and handling costs as a result of the Company’s increased international sales and depreciation charges as a result of the Company’s capital expenditure programme. SG & A as a percentage of net sales increased from 28.7% in 2002 to 31.2% in 2003.

Income from operations.  Income from operations for 2003 was € 20.1 million ($ 27.2 million), a decrease of €8.7 million ($ 11.8 million), or 30.2%, from € 28.8 million ($ 39.0 million), for 2002. Income from operations as a percentage of net sales for 2003 decreased from 8.7% in 2002 to 5.8% in 2003. This decrease was mainly due to increased SG&A.

Interest expense.  Interest expense for 2003 was €7.8 million ($ 10.6 million), a decrease of €2.8 million ($ 3.8 million), or 26.4%, from €10.6 million ($ 14.4 million), for 2002. This decrease is mainly due to the appreciation of the Euro against the U.S. dollar for 2003 as compared to 2002 and due to the decreased average short-term borrowings in 2003. Given that the Company’s Existing Notes are denominated in U.S. dollars, the amount of interest incurred was reduced in Euro terms.

Foreign exchange gains/(losses), net.  Foreign exchange gains for 2003 were €14.4 million ($ 19.5 million), and for 2002 were €18.4 million ($ 24.9 million). These gains were, in each case, mainly due to the year-end re-measurement of the Company’s outstanding Existing Notes.

Losses on equity investee.  Losses on equity investments for 2003 were €0.7 million ($ 0.9 million), a decrease of €0.5 million ($ 0.7 million), from €1.2 million ($ 1.6 million), for 2002. The loss of €0.7 million ($ 0.9 million), relates to the Company’s attributable portion of the loss of Bizios S.A. of €0.5 million ($ 0.7 million), and the impairment loss recognized on the acquisition of Sideris Sp. Th. & Co. of €0.2 million ($ 0.3 million).

Income taxes.  The provision for income taxes for 2003 was €10.7 million ($ 14.5 million). For 2002, the provision for income taxes was € 15.1 million ($ 20.4 million). This decrease in 2003 is due to the reduced taxable profits and the reduced additional tax assessments as compared to 2002, which were partially offset by the tax effect on tax-free reserves and the utilization of previously unrecognized tax losses.

Net income.  Net income for 2003 was €15.7 million ($ 21.3 million), a decrease of €6.1 million ($ 8.3 million), or 28.0% from a net income of €21.8 million ($ 29.5 million), for 2002. As discussed above, this was mainly due to increased SG & A and the reduction in the positive effect from foreign exchange gains.

Liquidity and Capital Resources

Sources of capital.  The Company funds its operating costs through cash from operations and short-term borrowings under various lines of credit maintained at several banks. At December 31, 2004, a total of approximately €48.7 million was available under these lines of credit, of which €32.5 million had been drawn and € 16.2 million remained unutilized. See Note 13 (“Short-Term Borrowings”) to the accompanying Consolidated Financial Statements.

Cash flow data.

	Year ended
	December 31,
	2002	2003	2004
	(€ thousands)
Cash flow from/(used in) operating activities	35,489	8,655	(640)
Cash flow from/(used in) investing activities	(4,372)	(17,544)	(19,789)
Cash flow from/(used in) financing activities	(26,040)	3,141	20,759
Effect of exchange rates changes on cash	(42)	53	70
Cash and cash equivalents at beginning of year/period	2,831	7,866	2,171
Cash and cash equivalents at end of year/period	7,866	2,171	2,571

Cash flow from operations can be impacted by the Company’s extension of credit and the terms and collection of its receivables. The Company has established criteria for granting credit to customers, which are generally based upon the size of the customer’s operations and consideration of relevant financial data. Business is generally conducted with such customers under normal terms with collection expected within sixty (60) days after shipment. At each reporting period date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. As of October 2003, the Company instituted a policy which included reducing the average number of days within which it pays most of its trade creditors from 90 days to 75 days and increasing its advances to suppliers to take advantage of discounts offered by these suppliers. The Company believes its cash management policies are effective in ensuring that the turnover of its accounts receivable and accounts payable are properly balanced within general business practices in Greece.

Cash flow from/(used in) operating activities.  Net cash used in operating activities for 2004 was €0.6 million ($ 1.1 million), a decrease of €9.3 million ($ 12.6 million), compared to net cash from operating activities of €8.7 million ($ 11.8 million) for 2003, which is primarily due to the increase in the Company’s trade and other receivables reflecting advances to farmers for milk supplies. For the year ended December 31, 2003, net cash generated from operating activities was €8.7 million ($ 11.8 million), a decrease of €26.8 million ($ 36.2 million) compared to net cash generated from operating activities of €35.5 million ($ 48.1 million) in 2002, which is primarily due to the reduced operating profits and the initial implementation of the Company’s policy regarding payments to trade creditors discussed above. Specifically, trade receivables declined in the 2003 period as a result of a decrease in the average age of receivables with respect to a significant portion of its trade accounts.

Cash flow from/(used in) investing activities.  Net cash used in investing activities for 2004 was €19.8 million ($ 26.8 million), an increase of €2.3 million ($ 3.1 million), compared to net cash used in investing activities of €17.5 million ($ 23.7 million), for 2003. Capital expenditures for 2004 and 2003 amounted to €19.9 million ($ 26.9 million) and €18.4 million ($ 24.9 million), respectively. These capital expenditures reflect continued investments in Company facilities in order to further realize operating efficiencies. Net cash used in investing activities for 2003 was €17.5 million ($ 23.7 million), an increase of €13.1 million ($ 17.7 million), compared to net cash used in investing activities of €4.4 million ($ 6.0 million), in 2002, which is primarily due to the release of cash collateral in 2002 following the repayment of a short-term borrowing obtained in 2000 and 2001 used for the redemption of a portion of the Senior Notes.

Cash flow from/(used in) financing activities.  Net cash generated from financing activities for 2004 was €20.8 million ($ 28.2 million), an increase of €17.7 million ($ 24.0 million), compared to net cash generated from financing activities of €3.1 million ($ 4.2 million), for 2003. This increase was mainly due to the increase in short-term borrowings from € 3.1 million ($ 4.2 million) in 2003 to €24.0 million ($ 32.5 million) in 2004, partly offset by the payment of dividends of €3.3 million ($ 4.5 million) in 2004. Net cash generated from financing activities for the year 2003 was €3.1 million ($ 4.2 million), an increase of €29.1 million ($ 39.4 million) compared to net cash used in financing activities of €26.0 million ($ 35.2 million) in the year 2002. This increase was primarily due to the repayment of short-term borrowings in 2002.

The Company’s principal liquidity needs are debt service, shareholder payments, capital expenditures and working capital. The Company believes that its available capital resources will be sufficient to fund its liquidity needs. However, the Company’s future operating performance and access to credit are subject to a number of factors, many of which are beyond its control.

Contractual Obligations.

The following table sets forth Fage’s contractual obligations as of December 31, 2004.

	Total	Less than 1 year	1-5 years	More than 5 years
Interest bearing loans and borrowings	67,572	—	67,572	—
Operating lease obligations	1,438	790	648	—
Obligations under service agreements	25,457	5,755	19,702	—
Other long-term liabilities	2,559	529	1,899	131
	97,026	7,074	89,821	131

Critical Accounting Policies

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

The Company believes that of our accounting policies the following may involve a higher degree of judgment and complexity:

Impairment of cost and equity method investments:  Investments in entities, other than consolidated entities, over which the Company exercises significant influence are accounted for using the equity method. Under the equity method, the investment is carried at cost and is adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition. Whenever a decline in fair value below the cost basis is assessed to be other than temporary, an impairment charge is recognized in the consolidated statement of income. The amount of any impairment charge is included in the determination of the investor’s net income and such amount reflects adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate intercompany gains and losses. The investment is also adjusted to reflect the investor’s share of changes in the investee’s capital. Dividends received from an investee reduce the carrying amount of the investment.

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

Impairment of Long-Lived Assets: The U.S. Financial Accounting Standards Board issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, addresses financial accounting and reporting for the impairment or disposal of long lived assets. The Company adopted SFAS No. 144 as of January 1, 2002, without any effect on the Company’s financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use is recognized, when the estimate of undiscounted future cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset computed using discounted cash flows if the asset is expected to be held and used. The accuracy of our assessments of fair value is based on management’s ability to accurately predict variables such as productivity and sales volume and prices, spending on marketing and other variables. Predicting these key variables, involves uncertainty about future events, however, the assumptions we use are consistent with these employed for internal planning purposes.

Goodwill:  Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding 20 years. Effective with the adoption of SFAS No. 142 on January 1, 2002, the Company is no longer amortizing goodwill, and is instead testing it for impairment at least annually. In December 2002, 2003 and 2004, we performed the required annual impairment test for goodwill and concluded that no impairment existed. Impairment loss is recognized when the estimated expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset.

Income taxes:  Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 15 to the consolidated financial statements. These reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or on results from final review of our tax returns by the competent tax authorities.

Prior to 2000, under Greek tax law, companies such as the Company with registered shares not listed on the Athens Stock Exchange were subject to income taxes at a rate of 40% on their taxable profits (distributed or not). During fiscal year 2000, the enacted corporate tax rate for fiscal year 2001 was reduced to 37.5% for non-listed companies with bearer shares and for fiscal year 2002 and onwards it was further reduced to 35%. In November 2004, new Greek tax legislation was approved whereby the corporate tax rate for companies will be gradually reduced from 35% to 25%. Specifically, for fiscal years 2005 and 2006 the tax rate is reduced to 32% and 29%, respectively and from fiscal year 2007 and onwards it is further reduced to 25%.

Item   6:   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table identifies each of the executive officers and directors of the Company. Directors are elected for a term of three years or until their successors are elected and qualified. Officers hold office until their successors are elected and qualified.

Name	Age	Position
Ioannis Filippou	69	Chairman of the Board*
Kyriakos Filippou	66	Vice Chairman and Chief Executive Officer*
Dimitra Filippou	63	Director
Athanassios Filippou	38	Director
Athanassios-Kyros Filippou	35	Director
Dimitrios Filippou	35	Director
Ioannis Granitsas	57	Director
Dimitrios Marinos	66	Director
Alexios Leris	54	Chief Plants Officer
Ioannis Palatianos	55	Chief Engineering and Works Officer
Kostas Antonakis	53	Chief Commercial Officer
Christos Koloventzos	49	Chief Financial Officer
Emmanuel Papaefthimiou	53	Exports/Imports Logistics Manager and Director
George Siokos	51	Administration Manager

*              There is an arrangement between Mr. Ioannis Filippou and Mr. Kyriakos Filippou pursuant to which they rotate their positions as the Chairman of the Board and Chief Executive Officer of the Company in June of each year. This arrangement has been in effect since 1989.

Mr. Ioannis Filippou is currently the Chairman of the Board of the Company and a director of the Company. Pursuant to the arrangement with Mr. Kyriakos Filippou, he has been the Company’s Chairman or its Chief Executive Officer in alternate years since 1989. Previously, he was a Managing Director of the Company from 1977 to 1989. He has been the Chairman of the Board of Hellenic Quality Foods S.A. (“HQF”), a commercial and industrial food products company (formerly known as Kanaki S.A.) owned by him and members of his family, since 1988, the Chairman of the Board of Iofil S.A. (“Iofil”), an industrial, commercial and services company owned by him and members of his family, since 1989, the Chairman of the Board of Vis S.A. (“Vis”), a company listed on the Athens Stock Exchange, controlled by him and members of his family, since 1989, and the Chairman of the Board of A.E.K. Basketball Club, which is owned by him and Iofil, since 1995. In addition Mr. Filippou holds interests, directly and indirectly, in these and several other companies. He is the brother of Mr. Kyriakos Filippou. See “Ownership of Share Capital” and “Certain Transactions.”

Mr. Kyriakos Filippou is currently the Chief Executive Officer. Pursuant to the arrangement with Mr. Ioannis Filippou, he has been the Company’s Chief Executive Officer or its Chairman in alternate years since 1989. Previously, he was a Managing Director of the Company from 1977 to 1989. He has been the Chairman of the Board of ELBISCO HOLDING S.A., a public company that is listed on The Athens Stock Exchange and that produces and sells biscuits and snacks and distributes bread through its subsidiaries, and that is controlled by him and members of his family, since 1990, the Chairman of the Board of Evga Holding S.A., a holding company owned by him and members of his family since 1992, the Chairman of the Board of Evga S.A., a fruit juice and ice cream producer owned by Evga Holding S.A. and members of his family, since 2003, the Chairman of the Board of Mornos S.A. (“Mornos”), a plastic packaging producer owned by members of his family and companies controlled by him, since 2000, the Chairman of the Board of Dafnos S.A. (“Dafnos”), a services and holding company owned by him and members of his family, since 1991 the Chairman of the Board of Palace S.A. (“Palace”), a service company controlled by him and members of his family, since 1993 and the Chairman of the Board of Agan S.A., a service company owned by Palace S.A. and by members of his family, since 2002. In addition Mr. Filippou holds interests, directly and indirectly, in these and several other companies. He is the brother of Mr. Ioannis Filippou. See “Ownership of Share Capital” and “Certain Transactions.”

Mrs. Dimitra Filippou is a director of the Company, a position she has held since 2002. She currently holds the position of the director of Evga Holding S.A. since 2003 and the position of Vice Chairman of Agan S.A., a services and holding company owned by Palace S.A. and Mr. Kyriakos Filippou and members of his family, since 2003. Mrs. Dimitra Filippou is the wife of Mr. Kyriakos Filippou. See “Ownership of Share Capital” and “Certain Transactions.”

Mr. Athanassios Filippou is a director of the Company, a position he has held since 1994. He currently holds the position of the Managing Director of HQF, the Managing Director of Iofil, the Chairman of the Board of Aspect Communication Services S.A. (“Aspect”), an advertising company controlled by him and members of his family, since 1993, and the Managing Director of Vis. He is the son of Mr. Ioannis Filippou. See “Ownership of Share Capital” and “Certain Transactions.”

Mr. Athanassios-Kyros Filippou is a director of the Company, a position he has held since 1994. He has been the Chief Executive Officer of Evga Holding S.A. since 1996. From 1994 to 1996, he was its Deputy Chief Executive Officer. He has also been the Chief Executive Officer of Evga S.A. since 2003, and the Vice Chairman of Palace S.A. and a director of Agan S.A. since 2000. He is the son of Mr. Kyriakos Filippou. See “Ownership of Share Capital” and “Certain Transactions.”

Mr. Dimitrios Filippou is a director of the Company, a position he has held since 2002. He currently holds the position of the Vice Chairman of HQF, the Vice Chairman of Iofil, the Vice Chairman of the Board of Aspect, an advertising company controlled by him and members of his family, since 1993, and the Vice Chairman of Vis. He is the son of Mr. Ioannis Filippou. See “Ownership of Share Capital” and “Certain Transactions.”

Mr. Granitsas is a director of the Company, a position he has held since 1977. He was the Chief Financial Officer of the Company from 1975 to 1995 and the Deputy General Manager from 1995 to 1999.

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

Mr. Siokos is the Administration Manager, a position he has held since 2003. Previously, he was the Supply Manager for the Company from 2000 to 2003 and its Logistics Manager from 1991 to 2000.

Compensation of Directors and Executive Officers

The Company paid an aggregate of €2.2 million ($ 3.0 million), and €2.3 million ($ 3.1 million), for the years ended December 31, 2003 and 2004, respectively, to its executive officers and directors for services, including €0.8 million ($ 1.1 million) and €0.8 million ($ 1.1 million), respectively, in salaries to two members of the Filippou family. However, these amounts do not include directors fees paid to certain members of the Filippou family. The Company has no share option or other share-based compensation. See “Major Shareholders and Related Party Transactions-Compensation to Family Members” for details of payments to members of the Filippou family.

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

Transactions with Family Owned Companies

The shareholders of the Company, Messrs. Ioannis and Kyriakos Filippou, and members of their respective families (including Messrs. Athanassios Filippou and Athanassios-Kyros Filippou) own interests, directly and indirectly, in several companies. Fage purchases goods and services from certain of such companies in the ordinary course of its business. The Company believes that in each case the terms of such transactions are comparable to those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances. The following briefly describes the material transactions between such companies.

Mornos S.A..  The Company purchases plastic yogurt tubs, aluminium yogurt tub tops and other packaging products from Mornos S.A. (“Mornos”).  Mr. Kyriakos Filippou, members of his family and companies controlled by them own 100% of Mornos.  Mr Kyriakos Filippou is the Chairman of the Board of Mornos.  The Company’s purchases from Mornos totaled €19.7 million ($ 26.7 million), €20.4 million ($27.6 million) and €21.9 million ($29.6 million) for 2002, 2003 and 2004, respectively.

Vis S.A.  The Company during 2002 and 2004 has purchased corrugated boxes from Vis S.A. (“Vis”), a public company that is listed on The Athens Stock Exchange.  Mr. Ioannis Filippou, members of his family and a company owned by them own 63% of Vis and Fage owns 7.1%.  Mr. Ioannis Filippou is Chairman and Mr. Athanassios Filippou, the son of Mr. Ioannis Filippou, is Vice Chairman of the Board of Directors of Vis. The Company’s purchases from Vis totaled €2.5 million ($3.4 million) and €0.5 million ($0.7 million) for 2002 and 2004, respectively.

Vihep S.A.  The Company purchases sugar, cocoa and various other ingredients from Vihep S.A.(“Vihep”).  Mr. Dimitrios Anagnostou, the brother-in-law of Mr. Kyriakos Filippou, owns 75%, of Vihep.  The Company’s purchases from Vihep totaled €2.7 million ($3.7 million), €2.3 million ($3.1 million) and €2.1 million ($2.8 million) for 2002, 2003 and 2004, respectively.

European Milk and Flour Industry S.A. (“Evga.”) is a subsidiary of Evga Holdings S.A., which is 100% owned by Mr. Kyriakos Filippou, members of his family and a company owned by them, produces fresh and UHT fruit juices and ice cream.  Mr. Kyriakos Filippou is Chairman of the Board of Directors of Evga and Mr. Athanassios-Kyros Filippou, the son of Mr. Kyriakos Filippou, is its Chief Executive Officer.  The Company is the exclusive distributor of Evga’s fresh fruit juices in Greece. These products, which bear the EVGA trademark, are purchased by the Company from Evga at a negotiated discounted price and are sold to retailers at a mark-up. Evga retains responsibility for all marketing, advertising and promotion costs. The Company’s purchases from Evga totaled €8.5 million ($11.5 million), €9.2 million ($12.5 million) and €10.3 million ($13.8 million) for 2002, 2003 and 2004, respectively. The Company believes this arrangement is attractive because it widens the range of products offered to retailers at little incremental cost since the Company utilizes its existing distribution network. In addition, from time to time, the Company sells to Evga various raw materials for its products. The Company’s sales to Evga totaled €0.7 million ($0.9 million), €0.7 million ($0.9 million) and €0.7 million ($0.9 million) for 2002, 2003 and 2004, respectively.

Aspect S.A. Aspect S.A. (“Aspect”) is an advertising and media agency. Iofil owns 73.82% and Hellenic Quality Foods S.A. (“HQF”) owns 23.20%. Mr. Athanassios Filippou is the Chairman and Mr. Dimitrios Filippou, the son of Mr. Ioannis Filippou, is Vice Chairman of the Board of Directors of Aspect. The Media Department of Aspect is engaged in planning, scheduling and buying time and space on television and radio and in publications for all companies controlled by the Filippou family and an number of other companies on a commission basis. In addition, Aspect’s Creative and Client Service Departments are engaged in developing advertising and promotional campaigns for several of the Company’s products and brands. When Aspect handles a product or brand advertising and/or promotion, it charges the Company an additional commission on the total campaign cost. Billings by Aspect to the Company totaled €17.4 million ($23.6 million), €17.3 million ($23.4 million) and €24.0 million ($32.5 million) for 2002, 2003 and 2004, respectively. Aspect’s commissions out of the above were 4% for media planning, scheduling and buying and an additional 12% for handling advertising and promotional campaigns.

Iofil S.A.  Iofil S.A. (“Iofil”) is 100% owned by Mr. Ioannis Filippou and members of his family. Mr. Ioannis Filippou is Chairman, and Mr. Dimitrios Filippou is Vice Chairman of the Board of Directors of Iofil and Mr. Athanassios Filippou is the Managing Director. Iofil is an industrial, commercial and services company and is also the controlling shareholder of Vis. Iofil provides corporate management services to the Company and other companies controlled by the Filippou family. Pursuant to an agreement with the Company, continuing through 2009, Iofil provides the Company with corporate management services. Services provided for 2002, 2003 and 2004 amounted to €1.1 million ($1.5 million), €5.4 million ($7.3 million) and €7.4 million ($10.0 million), respectively. Additionally, the Company purchases corrugated boxes from Iofil. The Company’s purchases from Iofil totaled €2.9 million ($3.9 million), €7.0 million ($9.5 million) and €7.7 million ($10.4 million) for 2002, 2003 and 2004 respectively.

Palace S.A.  Palace S.A. (“Palace”) is 100% owned by Mr. Athanassios-Kyros Filippou and a company controlled by Mr. Kyriakos Filippou. Mr. Kyriakos Filippou is Chairman of the Board of Palace and Mr. Athanassios-Kyros Filippou is the Vice Chairman. Palace is a construction and services company and provides corporate management services to other companies controlled by the Filippou family. Pursuant to an agreement with the Company, continuing through 2008, Palace provides the Company with corporate management services. Services provided for 2002, 2003 and 2004 totaled to €1.6 million ($2.2 million), €3.2 million ($4.3 million) and €1.4 million ($1.9 million), respectively. In May 2004, the rights and obligations of this agreement were transferred to Agan S.A.

Agan S.A.  Agan S.A. (“Agan”) is a service company owned by Palace and members of Mr. Kyriakos Filippou’s family. Mr. Kyriakos Filippou is Chairman and Mrs. Dimitra Filippou, the wife of Mr. Kyriakos Filippou, is a director of the Board of Directors of Agan. In May 2004, the rights and the obligations of the agreement between the Company and Palace were transferred to Agan. Services provided to the Company for 2004, amounted to €1.9 million ($2.6 million).

Ioannis Nikolou ULP (“Ioannis Nikolou”).  Mr. Ioannis Nikolou is the brother-in-law of Mr. Ioannis Filippou and is one of the Company’s distributors.  As such, he buys products from the Company at a discounted price and resells them at a marked-up price, with the difference being retained as his commission.  The Company determines the discounts offered to and mark-ups charged by its sales representatives in a uniform manner.  Purchases by Ioannis Nikolou from the Company totaled € 3.5 million ($4.7 million), € 3.7 million ($5.0 million) and € 3.7 million ($5.0 million) for 2002, 2003 and 2004, respectively.

Compensation to Family Members

In addition to the relationships described above, certain members of the Filippou family also are directors of the Company or provide various services to the Company. The aggregate compensation paid by the Company in this respect to members of the Filippou family for the years ended December 31, 2002, 2003 and 2004 was €7.3 million ($ 9.9 million), €14.0 million ($ 19.0 million) and €11.9 million ($ 16.1 million), respectively.

Item   8:   FINANCIAL INFORMATION

Legal Proceedings

The Company is involved in various legal proceedings incidental to the conduct of its business. Management does not believe that the outcome of any of these legal proceedings will have a material adverse effect on the financial condition or results of operations of the Company. Product liability litigation is not as prevalent in Greece as it is in the United States, and the Company has never incurred any material liability as a result of such claims. In addition, the Company maintains product liability insurance at the present time which the Company believes is adequate in light of its prior experience.

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

On May 7, 2004, the Shareholders at their Annual General Meting approved a dividend distribution from the 2003 statutory profits of €3,250. The Company does not intend to distribute dividends from the 2004 statutory profits.

Export Sales

The Company’s export sales made primarily to Western Europe and the United States of America totaled € 39.3 million ($ 53.2 million), € 44.0 million ($ 59.6 million) and € 49.9 million ($ 67.6 million) for 2002, 2003 and 2004, respectively.  The above sales represent 7.0%, 9.3% and 10.9% of the total sales volume for 2002, 2003 and 2004, respectively.

Item   9:   THE OFFER AND LISTING

The Company’s capital stock is privately owned. See Item 7-“Control of Registrant”. The Company’s 9% of Senior Notes due 2007 were offered pursuant to a transaction registered under the Securities Act of 1933, as amended, and trade from time to time in the over-the-counter market. The Company has no information regarding the prevailing prices at which the notes trade.

Item   10:   ADDITIONAL INFORMATION

Share Capital

As of December 31, 2001 the Company’s share capital consisted of 7,010,000 common, registered shares of € 2.93 par value each.  In January 2002 and in order to convert the denomination of the share capital from Greek Drachmae to Euro and round the par value of the shares to the nearest decimal, the share capital was increased through a cash contribution of € 0.04 million ($ 0.05 million) (par value of each share increased to € 2.94). Furthermore, in June 2002, the share capital was increased by the issuance of 2,600,400 common, registered shares of € 2.94 par value each, through the capitalization of the revaluation gains of € 7.6 million ($ 10.3 million). Accordingly, at December 31, 2002 and December 31, 2003 the Company’s share capital consisted of 9,610,400 common, registered shares of € 2.94 par value each.  All shares and per share amounts in the accompanying consolidated financial statements have been restated to give effect to the issuance of these additional shares.

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

The Company’s Memorandum also contains provisions whereby if one of the existing shareholders dies, his sons and grandsons from his sons’ side have the right to purchase the common shares formerly held by the deceased from his heirs, and his heirs are obligated to sell such shares.  The purchase price would be calculated as provided by the Memorandum based upon the Company’s net assets as of its last balance sheet, excluding goodwill, trademarks and other intangible assets.  Except as aforesaid, the holders of common shares have no preemptive, subscription, redemption or sinking fund rights.

Annual Meeting

The Company’s memorandum provides for an annual meeting, referred to as the General Assembly, during the first of six months of each calendar year.  The General Assembly must approve the Company’s audited financial statements for the prior year and appoint auditors for the current year.

Exchange Controls Affecting Security Holders

The export of capital from the Hellenic Republic is regulated by law and regulation, as well as by several Acts issued by the Governor of the Bank of Greece.  However, a Greek company with securities held by non-residents, such as the Company, may export capital without any prior approval by governmental authorities provided the capital is exported to effect payments due to such holders under the terms of an agreement pertaining to such securities. There are no restrictions on the ability of non-residents or non-citizens of Greece to hold or vote securities of the Company imposed by the laws of the Hellenic Republic or by the constituent documents of the Company.

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

Item   11:   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Inflation

Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government’s measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations for the periods presented.  Greece experienced annual rates of inflation of 3.6%, 3.1% and 3.1% in the years 2002, 2003 and 2004, respectively.

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

PART II

Item   13:   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item   14:   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item   15:   CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2004 was carried out by the Company under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer.  Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of control over financial reporting can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.  Subsequent to the date of the most recent evaluation of the Company’s internal control over financial reporting, there were no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect the internal control over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item  16A   AUDIT COMMITTEE FINANCIAL EXPERT

The Company is not required by any applicable law or regulation to have, and does not currently have, an audit committee of its Board of Directors.  Rather, the customary duties and responsibilities of an audit committee are performed by the Board of Directors itself.  The Board has determined that Mr. Ioannis Granitsas meets the definition of Audit Committee Financial Expert, as specified by the rules of the United States Securities and Exchange Commission.  Mr. Granitsas is a Director of the Company.  See “Directors, Senior Management and Employees”.

Item  16B   CODE OF ETHICS

The Company has adopted a Code of Ethics that is applicable to its Chairman, Chief Executive Officer, Vice Chairman and Chief Financial Officer.  A copy has been filed as exhibit 11 to the 2003 annual report.

Item  16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent auditors fees for 2003 and 2004 are as follows:

	(stated in Euro)
	2003	2004
Audit fees	66,850	318,000
Audit related fees	12,000	—
Tax	—	—
All other	—	—
	78,850	318,000

Item  16D   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

Item  16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

Item   17:   FINANCIAL STATEMENTS

Not Applicable

Item  18:   FINANCIAL STATEMENTS AND EXHIBITS

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

7	Statement re Computation of Ratio and Earnings to Fixed Charges
8	Subsidiaries of Fage Dairy Industry S.A.
11	Code of Ethics (incorporated by reference to Exhibit 11 to the Annual Report on Form 20-F for 2003).
12	Certifications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece.

FAGE DAIRY INDUSTRY S.A.

Date: July 8, 2005	By:	/s/ Kyriakos Filippou
Kyriakos Filippou
Chairman of the Board

Date: July 8, 2005	By:	/s/ Ioannis Filippou
Ioannis Filippou
Vice Chairman and Chief Executive Officer

Date: July 8, 2005	By:	/s/ Christos Koloventzos
Christos Koloventzos
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

FAGE DAIRY INDUSTRY S.A.

We have audited the accompanying consolidated balance sheets of FAGE DAIRY INDUSTRY S.A. (a Greek corporation) and subsidiaries as of December 31, 2004 and 2003 (as restated) and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years ended December 31, 2004, 2003 (as restated) and 2002 (as restated). These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FAGE DAIRY INDUSTRY S.A. and subsidiaries at December 31, 2004 and 2003 (as restated) and the consolidated results of their operations and their cash flows for the years ended December 31, 2004, 2003 (as restated) and 2002 (as restated) in conformity with United States generally accepted accounting principles.

As discussed in Note 26, the accompanying consolidated balance sheet as of December 31, 2003 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2003 have been restated.

/s/	ERNST & YOUNG (HELLAS)

Athens, Greece,

March 31, 2005

(except with respect to the matters discussed in Note 25 as to which the date is April 28, 2005)

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 (as restated) AND 2004

(Amounts in 000’s of Euro and U.S. Dollars)

		2003	2004
		(as restated)
	Notes	EUR	EUR	U.S.$
ASSETS
Current Assets
Cash and cash equivalents		2,171	2,571	3,481
Marketable securities	3	4,014	4,329	5,861
Trade accounts receivable	4	70,808	76,462	103,514
Less: Allowance for doubtful accounts	4	(3,580)	(1,503)	(2,035)
		67,228	74,959	101,479

Prepayments and other current assets	5	18,640	24,123	32,658
Less: Allowance for doubtful accounts	5	(4,332)	(3,770)	(5,104)
		14,308	20,353	27,554

Due from related companies	6	1,739	1,579	2,138
Inventories	7	20,215	22,675	30,697

Total current assets		109,675	126,466	171,210

Investments and Other Assets
Equity method investments	8	767	728	986
Investments in equity securities (available-for-sale)	9	1,197	1,197	1,620
Other non-current assets	10	1,269	1,225	1,658
Deferred income taxes	15	0	826	1,118

		3,233	3,976	5,382

Property, Plant and Equipment	11
Cost		171,094	189,822	256,981
Less: Accumulated depreciation		(71,518)	(81,179)	(109,900)

		99,576	108,643	147,081

Borrowing Costs	1
Cost		3,334	3,334	4,514
Less: Accumulated amortization		(2,302)	(2,657)	(3,597)
		1,032	677	917

Goodwill	12	9,137	9,548	12,926

TOTAL ASSETS		222,653	249,310	337,515

Exchange rate used for the convenience translation of the December 31, 2004, Euro amounts:

U.S.$ 1.3538 to EUR 1.00

The accompanying notes are an integral part of these consolidated balance sheets.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - Continued

AS OF DECEMBER 31, 2003 (as restated) AND 2004

(Amounts in 000's of Euro and U.S. Dollars except per share data )

		2003	2004
		(as restated)
	Notes	EUR	EUR	U.S.$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable		46,051	48,185	65,233
Short-term borrowings	13	8,514	32,523	44,030
Due to related companies	6	9,906	7,440	10,072
Income taxes payable	15	5,235	3,742	5,066
Other current liabilities	16	8,166	8,152	11,036
Total current liabilities		77,872	100,042	135,437

Long-Term Liabilities
Long-term debt	14	72,676	67,572	91,479
Staff retirement indemnities	17	1,773	2,098	2,840
Other long-term liabilities		2,555	2,030	2,748
Deferred income taxes	15	20,078	20,745	28,085
		97,082	92,445	125,152

Minority interests		37	3	4

Commitments and Contingencies	23

Shareholders’ Equity
Share capital, nominal value EUR 2.94 each at December 31, 2003 and 2004, (9,610,400 shares authorised, issued and outstanding at December 31, 2003 and 2004, respectively)	18	28,254	28,254	38,250
Reversal of revaluation gains	18	(22,396)	(22,396)	(30,320)
Retained earnings		41,439	50,411	68,247
Accumulated other comprehensive income		365	551	746
		47,662	56,820	76,923
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		222,653	249,310	337,515

Exchange rate used for the convenience translation of the December 31, 2004, Euro amounts:

U.S.$ 1.3538 to EUR 1.00

The accompanying notes are an integral part of these consolidated balance sheets.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 (as restated), 2003 (as restated) AND 2004

(Amounts in 000’s of Euro and U.S. Dollars, except share and per share data)

		2002	2003	2004
		(as restated)
	Notes	EUR	EUR	EUR	U.S.$

Net sales	1, 21	331,308	349,490	360,166	487,593
Cost of sales	11	(207,316)	(220,308)	(223,379)	(302,411)
Gross profit		123,992	129,182	136,787	185,182

Selling, general and administrative expenses	11, 22	(95,197)	(109,074)	(119,319)	(161,534)
Income from operations		28,795	20,108	17,468	23,648

Interest expense	1, 13, 14	(10,568)	(7,766)	(7,563)	(10,239)
Foreign exchange gains, net	1	18,428	14,385	4,603	6,232
Losses on equity investee	8	(1,197)	(680)	(100)	(135)
Other income (expenses), net		1,305	356	648	877

Income before income taxes and minority interests		36,763	26,403	15,056	20,382
Provision for income taxes	1, 15	(15,069)	(10,694)	(2,836)	(3,840)
Income before minority interests		21,694	15,709	12,220	16,543

Minority interests		111	15	2	3
NET INCOME		21,805	15,724	12,222	16,546

Income per share, basic and diluted	1	2.27	1.64	1.27	1.72

Weighted average number of shares, basic and diluted		9,610,400	9,610,400	9,610,400	9,610,400

Exchange rate used for the convenience translation of the December 31, 2004, Euro amounts:

U.S.$ 1.3538 to EUR 1.00

The accompanying notes are an integral part of these consolidated statements.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 (as restated), 2003 (as restated) AND 2004

(Amounts in 000’s of Euro, except per share data)

				RETAINED EARNINGS (DEFICIT)			ACCUMULATED OTHER COMPREHENSIVE INCOME
				Legal, Tax			Unrealised		Additional
			Reversal of	Free and	Accumulated		gains/(losses)	Foreign	minimum
	Comprehensive	Share	Revaluation	Extraordinary	Earnings/		on marketable	exchange	pension		Grand
	Income	Capital	Gains	Reserves	(Deficit)	Total	securities	gains/(losses)	liability	Total	Total
Balance, January 1, 2002 (as restated)		20,572	(14,751)	19,516	(15,606)	3,910	(256)	0	0	(256)	9,475
Increase in share capital through the capitalization of revaluation gains		7,645	(7,645)	0	0	0	0	0	0	0	0
Increase in share capital through cash contribution		37	0	0	0	0	0	0	0	0	37
Net income for the year	21,805	0	0	0	21,805	21,805	0	0	0	0	21,805
Transfer of statutory earnings to legal, tax free and extraordinary reserves		0	0	4,415	(4,415)	0	0	0	0	0	0
Foreign currencies translation	35	0	0	0	0	0	0	35	0	35	35
Unrealized losses on marketable securities	(149)	0	0	0	0	0	(149)	0	0	(149)	(149)
Comprehensive income	21,691
Balance, December 31, 2002 (as restated)		28,254	(22,396)	23,931	1,784	25,715	(405)	35	0	(370)	31,203
Net income for the year	15,724	0	0	0	15,724	15,724	0	0	0	0	15,724
Transfer of statutory earnings to legal, tax free and extraordinary reserves		0	0	207	(207)	0	0	0	0	0	0
Foreign currencies translation	20	0	0	0	0	0	0	20	0	20	20
Additional minimum pension liability, net of deferred income tax	(10)	0	0	0	0	0	0	0	(10)	(10)	(10)
Unrealized gains on marketable securities, net of deferred income tax	725	0	0	0	0	0	725	0	0	725	725
Comprehensive income	16,459
Balance, December 31, 2003 (as restated)		28,254	(22,396)	24,138	17,301	41,439	320	55	(10)	365	47,662
Net income for the year	12,222	0	0	0	12,222	12,222	0	0	0	0	12,222
Dividends declared from 2003 statutory profits (€ 0.34 per share)		0	0	0	(3,250)	(3,250)	0	0	0	0	(3,250)
Foreign currencies translation	(7)	0	0	0	0	0	0	(7)	0	(7)	(7)
Additional minimum pension liability, net of deferred income tax	(37)	0	0	0	0	0	0	0	(37)	(37)	(37)
Unrealized gains on marketable securities, net of deferred income tax	230	0	0	0	0	0	230	0	0	230	230
Comprehensive income	12,408
Balance, December 31, 2004		28,254	(22,396)	24,138	26,273	50,411	550	48	(47)	551	56,820

The accompanying notes are an integral part of these consolidated statements.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 (as restated), 2003 (as restated) AND 2004

(Amounts in 000’s of Euro and U.S. Dollars)

	2002	2003	2004
	(as restated)
	EUR	EUR	EUR	U.S.$
Cash Flows from Operating Activities:
Net income	21,805	15,724	12,222	16,546
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	8,468	9,671	10,434	14,126
Deferred income taxes	9,848	5,490	(235)	(318)
Provision for staff retirement indemnities	404	511	733	992
Provision for doubtful accounts receivable	1,171	459	168	227
Minority interests	(111)	(15)	(2)	(3)
Gain from sale of property, plant and equipment	(227)	(69)	(216)	(292)
Unrealised foreign exchange (gains) losses	(16,558)	(15,064)	(4,709)	(6,375)
Losses on equity investee	1,197	680	100	135

(Increase) Decrease in:
Trade accounts receivable	(6,903)	(2,729)	(7,781)	(10,534)
Prepayments and other current assets	(1,476)	(676)	(6,163)	(8,343)
Due from related companies	168	(152)	160	217
Inventories	(493)	(2,190)	(2,460)	(3,330)
Increase (Decrease) in:
Trade accounts payable	11,191	(2,160)	2,134	2,889
Due to related companies	3,270	2,056	(2,446)	(3,311)
Income taxes payable	2,493	(1,277)	(1,493)	(2,021)
Other current liabilities	1,771	(1,279)	(150)	(203)
Payment of staff retirement indemnities	(201)	(239)	(442)	(598)
(Increase) decrease in other non-current assets	(847)	438	31	42
Increase (decrease) in other long-term liabilities	519	(524)	(525)	(711)
Net Cash from (used in) Operating Activities	35,489	8,655	(640)	(866)

Cash Flows from Investing Activities:
Capital expenditure for property, plant and equipment	(18,964)	(18,433)	(19,883)	(26,918)
Proceeds from sale of fixed assets	2,131	1,012	708	959
Acquisition of minority interest	(2,823)	0	(553)	(749)
Investments in and advances to affiliates	0	(123)	(61)	(82)
Net change in restricted cash	15,298	0	0	0
Purchase of marketable securities	(14)	0	0	0
Net Cash used in Investing Activities	(4,372)	(17,544)	(19,789)	(26,790)

Cash Flows from Financing Activities:
Net change in short-term borrowings	(24,835)	3,141	24,009	32,504
Repayment of long-term debt	(1,242)	0	0	0
Increase of share capital	37	0	0	0
Dividends paid	0	0	(3,250)	(4,400)
Net Cash from (used in) Financing Activities	(26,040)	3,141	20,759	28,104

Effect of exchange rates changes on cash	(42)	53	70	95

Net increase (decrease) in cash and cash equivalents	5,035	(5,695)	400	542
Cash and cash equivalents at beginning of year	2,831	7,866	2,171	2,939

Cash and cash equivalents at end of year	7,866	2,171	2,571	3,481

Supplemental disclosures of Cash Flow Information :
Cash paid for :
- Interest, net of amounts capitalized	10,770	7,751	7,220	9,775
- Income taxes	2,727	6,481	4,564	6,179

Exchange rate used for the convenience translation of the December 31, 2004, Euro amounts:

U.S.$ 1.3538 to EUR 1.00

The accompanying notes are an integral part of these consolidated statements.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

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

Through its extensive distribution network, the Company sells a wide range of branded dairy products, including yogurt and dairy desserts, milk and milk cream and cheese. All manufacturing activities are conducted in Greece and the Company’s products are sold under the FAGE® trademark in Greece and in a number of other countries.

No single customer accounted for more than 10% of the consolidated net sales during the years ended December 31, 2002, 2003 and 2004.

1.                           SIGNIFICANT ACCOUNTING POLICIES:

a)                  Principles of Consolidation: The accompanying consolidated financial statements of the Company include the accounts of Fage Dairy Industry S.A. and all subsidiaries where Fage Dairy Industry S.A. has control. Control is presumed to exist when Fage Dairy Industry S.A. through direct or indirect ownership retains the majority of voting interest or has the power to control the Board of the investee. Subsidiaries included in the accompanying consolidated financial statements are: Foods Hellas S.A. (99.38%), Voras S.A. (100%), Xylouris S.A. (99.997%), Fage Italia S.r.l (previously Ellenica S.r.l) (99.999%), Agroktima Agios Ioannis S.A. (99.996%), Iliator S.A. (97%), Fage USA Corp. (100%) and Zagas S.A. (99.988%).  All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

The Company’s investments in other significant entities in which Fage exercises significant influence are accounted for using the equity method.  Under this method the investment is carried at cost and is adjusted to recognize the company’s share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the company and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses. The investment is also adjusted to reflect the company’s share of changes in the investee’s capital. Distributions received from an investee reduce the carrying amount of the investment.

Equity investments in which Fage does not exercise significant influence and with no readily determinable fair value, are accounted for at cost and adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. Distributions received from an investee reduce the carrying amount of the investment.

b)                  Basis of Financial Statements: The Company maintains its accounting records and publishes its statutory financial statements following Greek tax and corporate regulations and has made certain adjustments to these records to present the accompanying consolidated financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

Included in foreign exchange gains/(losses), net shown in the accompanying consolidated statements of income for the years ended December 31, 2002, 2003 and 2004, are amounts of € 16,527, € 14,990 and € 4,709, respectively, which relate to year-end remeasurement.  Of these foreign exchange gains/(losses), net for the years ended December 31, 2002, 2003 and 2004, the amounts of € 16,343, € 14,599 and € 4,804, respectively, relate to year-end remeasurement of the Existing Notes referred to in Note 14.

The functional currency of the Company’s wholly owned subsidiary, Fage USA Corp., is the U.S. Dollar. Accordingly, all balance sheet accounts of this subsidiary are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate of exchange prevailing during the year. Cumulative translation gains/(losses) are reported as cumulative translation adjustment in “Accumulated Other Comprehensive Income”, a separate component of shareholders’ equity, which amounted to € 35, € 55 and € 48 at December 31, 2002, 2003 and 2004, respectively.

e)                  Product Development Costs:  Product development costs are expensed as incurred.

f)                    Advertising Costs: All advertising costs are expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of income. Advertising costs for the years ended December 31, 2002, 2003 and 2004, were € 22,147, € 23,160 and € 30,612, respectively.

g)                 Borrowing Costs: The expenses incurred in connection with the issuance and distribution of the Existing Notes issued on February 11, 1997, (see Note 14), including underwriting commissions, were capitalized as deferred charges and are being amortized over the term of the Existing Notes under the effective interest method. Amortization expense is included in interest expense in the accompanying consolidated statements of operations.

h)                 Impairment or Disposal of Long-Lived Assets: The Company adopted Statements of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, as of January 1, 2002, without any effect on the Company’s financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in business or technology indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Conditions which may indicate that an impairment exists include an economic downturn in a market or a change in the assessment of future operations. Measurement of the impairment loss is based on the fair value of the asset, which is computed using discounted cash flows.

i)                    Goodwill: Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding 20 years. Effective with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, on January 1, 2002, the Company is no longer amortizing goodwill, and is instead testing it for impairment at least annually.

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

l)                    Inventories: Inventories are stated at the lower of cost or market value.  Cost includes all costs incurred in bringing inventories to their current location and state of manufacture and comprises raw materials, labor, an applicable amount of production overhead (based on normal operating capacity, but excludes borrowing costs) and packaging. The cost of raw materials and finished goods are determined based on a first-in, first-out basis.

m)              Marketable Securities: The Company has investments in equity securities, which are traded on the Athens Stock Exchange.  These investments have been classified as available for sale and are carried at their fair market value with the unrealized holding gains and losses reflected under Accumulated Other Comprehensive Income in Shareholders’ Equity.

n)                 Revenue Recognition: The Company recognizes revenues, net of trade discounts and sales incentives, upon shipment of goods when title and risk of loss pass to customers. Shipping and handling costs are classified as part of selling, general and administrative expenses. Such costs for the years ended December 31, 2002, 2003 and 2004 amounted to € 34,347, € 38,288 and € 38,977, respectively.

o)                  Cash and Cash Equivalents: For purposes of the consolidated statements of cash flows, the Company considers time deposits and certificates of deposits with original maturities of three months or less to be cash equivalents.

p)                  Reserve for Staff Retirement Indemnities: Staff retirement obligations are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end, based on the employees earning retirement benefit rights steadily throughout the working period.  Retirement obligations are calculated on the basis of financial and actuarial assumptions detailed in Note 17.  Net pension costs for the period consist of the present value of benefits earned in the year, interest cost on the benefit obligation, prior service cost, actuarial gains or losses and any additional pension charges.  Prior service costs are recognized on a straight-line basis over the average remaining service period of the employees expected to receive benefits under the plan.  Unrecognized gains or losses are recognized over the average remaining service period of active employees and included as a component of net pension cost for a year if, as of the beginning of the year, it exceeds 10% of the projected benefit obligation.  The retirement benefit obligations are not funded.

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

r)                  Concentrations of Credit Risks: Concentrations of credit risks are limited with respect to receivables due to the large number of customers comprising the Company’s customer base.  At December 31, 2003 and 2004, approximately € 5,906 and € 7,592, respectively (7.2% and 8.0% of net trade accounts and other receivables, respectively) of receivables were due from a group of supermarkets. The Company generally does not require collateral or other security to support customer receivables.

s)                  Accounts Receivable Credit and Collection: The Company has established criteria for granting credit to customers, which are generally based upon the size of the customer’s operations and consideration of relevant financial data. Business is generally conducted with such customers under normal terms with collection expected within sixty days after shipment. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. The balance of such allowance for doubtful accounts is appropriately adjusted by recording a charge to the consolidated statement of income of the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. It is the Company’s policy not to write-off an account until all possible legal action has been exhausted. During 2002 and 2004, delinquent accounts were written-off against the existing allowance for doubtful accounts of € 669 and € 2,807, respectively. During 2003, no delinquent accounts were written-off (see also Note 5).

t)                    Earnings per Share: Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during each year. Diluted earnings per common share reflects the potential dilution that would occur if stock options or other contracts to issue common stock were exercised. There were no dilutive securities outstanding during any of the years presented.

u)                 Segment Reporting: SFAS No. 131, “Disclosures about Segments of an Enterprise and related information” requires certain disclosures about business segments of an enterprise, if applicable.  The Company produces dairy products and operates primarily in Greece.  Due to the nature of the products and the manner in which they are marketed to customers, the chief operating decision makers operate and manage the business as one business segment.  Accordingly, no operating results by individual or group of products are produced and neither are the Company’s assets and liabilities analyzed by various product groups. Certain information maintained for sales exported to Western European countries and the United States of America is included in Note 21 below.

v)                   Derivative Financial Instruments: SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met.  The Company, as of December 23, 2004, entered into a foreign currency forward contract for a period of two months to sell an amount of €18.7 million and purchase U.S. Dollars to partially hedge the exposure against unfavorable foreign currencies fluctuation.  Under this contract, the Company has fixed the Euro exchange rate against the U.S. Dollar at 1.3349.  This foreign currency forward contract is recorded at fair market value. As this foreign currency forward did not meet hedge accounting criteria the related loss of €394 at December 31, 2004, has been included in foreign exchange gains/(losses), net in the accompanying 2004 consolidated statement of income and its fair value has been included in other current liabilities in the December 31, 2004, consolidated balance sheet.

The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter party not performing under the terms of the contract and the risk associated with changes in market value.  The Company monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any one party.  The counter parties to these contracts are major financial institutions.  The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.

w)                Recent Accounting Pronouncements: Recent Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board (“FASB”) are summarized as follows:

In 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, makes additional disclosures.

The effective dates and impact of FIN 46 and its revision FIN 46-R, are as follows:

1.                   Special purpose entities (“SPEs”) created prior to February 1, 2003 - application of FIN 46 became effective for the year ended December 31, 2004.

2.                   Non-SPEs created prior to February 1, 2003 - adoption of FIN 46-R became effective for the year ended December 31, 2004.

3.                   All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. Adoption of FIN 46-R was required for the year ended December 31, 2003.

As of December 31, 2004, these interpretations did not have an impact on the Company’s financial statements.

In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payments (FAS 123R), which revises FASB Statement No. 123, Accounting for Stock-Based Compensation (FAS 123). FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense based on their fair values. FAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees.  FAS 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005 and is not expected to have an impact on the Company’s results and financial position.

In November 2004, the FASB issued Statement 151, Inventory Costs – An Amendment to ARB No 43 Chapter 4 (FAS 151).  The Statement requires that abnormal amounts of idle facility expenses, freight, handling costs and wasted material be included in the current period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities.  FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and is not expected to have a material impact on the Company’s results and financial position.

In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (FAS 153).  This Statement eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on the Company’s results and financial position.

x)                  Subsidies: Under various incentive laws, the Hellenic Republic provides subsidies for property, plant and equipment. Fage accrues for such subsidies when it meets the related contractual obligations and reflects such subsidies as a reduction of the related asset cost [See Notes 1(j) and 11].

y)                  Presentation Changes: Certain reclassifications have been made to the 2002 and 2003 consolidated financial statements to conform to the presentation in the 2004 consolidated financial statements.

2.                            TRANSLATION OF EURO AMOUNTS INTO U.S. DOLLARS:

As explained in Note 1 (d), effective January 1, 2002, the Company’s measurement and reporting currency is the Euro. The translations of the Euro amounts into U.S. Dollars at the rate of US $ 1.3538 to € 1.00 are included solely for the convenience of the reader.  This U.S. dollar convenience exchange rate is computed based on the noon buying rate in New York City for cable transfers in Euro, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004.  The convenience translation should not be construed as representations that the Euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

3.                            MARKETABLE EQUITY SECURITIES:

Marketable equity securities at December 31, 2003 and 2004, include: (a) € 1,185 and € 1,633 respectively, representing the market value of 139,831 preferred and 212,849 common shares as at December 31, 2003 and 2004, of Vis S.A. (a related company) representing approximately 7.1% at the respective dates, of the authorized, issued and outstanding shares as of those dates, and (b) € 2,829 and € 2,696 representing the market value of 420,000 shares as at December 31, 2003 and 2004, of Elbisco Holdings S.A. (a related company) representing approximately 0.9%, on both dates, of Elbisco Holdings S.A. authorized, issued and outstanding shares.

The above-mentioned investments have been classified as available for sale and are carried at their fair market value with the difference in the market values reflected as a component of other comprehensive income in shareholders’ equity.  At December 31, 2003 and 2004, the cost of these investments in equity securities was € 3,521.

There were no sales of equity securities in 2003 and 2004.

The change in net unrealized holding (gain)/loss on available for sale equity securities totaled € 149 in 2002, € (898) in 2003 and € (315) in 2004 (net of deferred income taxes € 149 in 2002, € (725) in 2003 and € (230) in 2004 ) and is included as a component of other comprehensive income in shareholders’ equity.  The accumulated net unrealized holding (gain)/loss at December 31, 2003 and 2004, amounted to € (320) and € (550) at December 31, 2003 and 2004, respectively.

4.                            TRADE ACCOUNTS RECEIVABLE:

Trade accounts receivable are analyzed as follows:

	December 31,
	2003	2004

- In Euro	67,912	73,095
- In foreign currencies	2,896	3,367
	70,808	76,462
- Less: allowance for doubtful accounts	(3,580)	(1,503)
	67,228	74,959

The movement of the allowance for doubtful trade accounts receivable during the years ended December 31, 2002, 2003 and 2004, was as follows:

Balance at December 31, 2001	3,098

Charge for 2002	194
Written-off in 2002	—
Balance at December 31, 2002	3,292

Charge for 2003	288
Balance at December 31, 2003	3,580

Charge for 2004	50
Written-off in 2004	(2,127)
Balance at December 31, 2004	1,503

The Company, during 2004 wrote-off trade accounts receivable aggregating to € 2,127 against the existing allowance as all possible legal action was exhausted.  There was no write-off of trade accounts receivable during 2002 and 2003.

The provision charged during the years ended December 31, 2002, 2003 and 2004, totaled € 194, € 288, and € 50, respectively and is included in selling general and administrative expenses in the accompanying 2002, 2003 and 2004 consolidated statements of income.

It is the Company’s policy to attach liens against the property of most of its delinquent customers. Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized.

5.                           PREPAYMENTS AND OTHER CURRENT ASSETS:

Prepayments and other current assets are analyzed as follows:

	December 31,
	2003	2004

- Advances to suppliers	10,445	12,689
- Value added tax	5,001	8,894
- Prepaid expenses	527	654
- Prepaid taxes, other than income taxes	401	380
- Various debtors	2,266	1,506
	18,640	24,123
- Less: allowance for doubtful accounts	(4,332)	(3,770)
	14,308	20,353

The movement of the allowance for doubtful accounts during the years ended December 31, 2002, 2003 and 2004, was as follows:

Other

Balance at December 31, 2001	3,853

Charge for 2002	977
Written-off in 2002	(669)
Balance at December 31, 2002	4,161

Charge for 2003	171
Balance at December 31, 2003	4,332

Charge for 2004	118
Written-off in 2004	(680)
Balance at December 31, 2004	3,770

The Company, during 2002 and 2004 wrote-off prepayments and other current assets aggregating to € 669 and € 680, respectively, against the existing allowance as all possible legal action was exhausted.  There was no write-off of prepayments and other current assets during 2003.

The provision charged during the years ended December 31, 2002, 2003 and 2004, totaled € 977, € 171, and € 118, respectively and is included in selling general and administrative expenses in the accompanying 2002, 2003 and 2004 consolidated statements of income.

6.                           DUE FROM (TO) RELATED COMPANIES:

Fage purchases goods and services from and makes sales of goods to certain related companies in the ordinary course of business. Such related companies consist of companies that are affiliated by virtue of the Company’s equity investment or companies, which have common ownership and/or management with Fage.

Account balances with related companies are as follows:

	December 31,
	2003	2004
Due from:
- Ioannis Nikolou ULP	1,259	1,212
- Sideris & Co	367	367
- Bizios S.A.	112	—
- Vis S.A.	1	—
	1,739	1,579
Due to:
- Mornos S.A.	3,721	2,827
- Aspect S.A.	3,163	2,528
- Iofil S.A.	1,976	1,327
- Palace S.A.	372	—
- Agan S.A.	—	325
- Evga S.A.	292	144
- Vihep S.A.	363	107
- Bizios S.A.	—	88
- Vis S.A.	—	80
- G.S. Kostakopoulos & Associates	19	14
	9,906	7,440

Transactions with related companies for the years ended December 31, 2002, 2003 and 2004 are analyzed as follows:

	Purchases From related parties			Sales to related parties
	December 31,			December 31,
	2002	2003	2004	2002	2003	2004

Inventories, materials and supplies	38,772	42,352	43,804	4,317	4,616	4,764
Advertising and media	17,410	17,341	23,996	—	—	—
Commercial services	3,027	9,226	11,295	—	—	—
	59,209	68,919	79,095	4,317	4,616	4,764

Purchases of inventories, materials and supplies, represent approximately 21%, 23% and 24% of Fage’s total purchases for the years ended December 31, 2002, 2003 and 2004, respectively.

Advertising, media buying and commercial services represent approximately 73%, 82% and 77% of Fage’s total advertising and commercial costs for the years ended December 31, 2002, 2003 and 2004, respectively.

Mornos S.A.:  The Company purchases plastic yogurt tubs, aluminium yogurt tub tops and other packaging products from Mornos S.A.(“Mornos”).  Mr. Kyriakos Filippou, members of his family and companies controlled by them own 100% of Mornos.  Mr Kyriakos Filippou is the Chairman of the Board of Directors of Mornos.  The Company’s purchases from Mornos totaled € 19,643, € 20,381 and € 21,921 for the years ended December 31, 2002, 2003 and 2004, respectively.

Vis S.A:.  The Company, during 2002 and 2004, purchased corrugated boxes from Vis S.A. (“Vis”), a public company that is listed on the Athens Stock Exchange.  Mr. Ioannis Filippou, members of his family and a company owned by them own 63% of Vis and Fage owns 7.1%.  Mr. Ioannis Filippou is Chairman and Mr. Athanassios Filippou, the son of Mr. Ioannis Filippou, is Vice Chairman of the Board of Directors of Vis. The Company’s purchases from Vis totaled € 2,538 and € 511 for the years ended December 31, 2002 and 2004, respectively.

Vihep S.A:.  The Company purchases sugar, cocoa and various other ingredients from Vihep S.A. (“Vihep”).  Mr. Dimitrios Anagnostou, the brother-in-law of Mr. Kyriakos Filippou, owns 75%, of Vihep.  The Company’s purchases from Vihep totaled € 2,704, € 2,332 and € 2,099 for the years ended December 31, 2002, 2003 and 2004, respectively.

European Milk and Flour Industry S.A.: The Company purchases fresh and UHT fruit juices and ice cream from European Milk and Flour Industry S.A. (“Evga S.A”) a subsidiary of Evga Holdings S.A., which is owned by Mr. Kyriakos Filippou, members of his family and a company owned by them.  Mr. Kyriakos Filippou is the Chairman of the Board of Directors of Evga and Mr. Athanassios-Kyros Filippou, the son of mr. Kyriakos Filippou, is its Chief Executive Officer.  The Company is the exclusive distributor of Evga’s fresh fruit juices in Greece. These products, which bear the EVGA trademark, are purchased by the Company from Evga at a negotiated discounted price and are sold to retailers at a mark-up. Evga retains responsibility for all marketing, advertising and promotion costs. The Company’s purchases from Evga totaled €8,474, €9,169 and €10,334 for the years ended December 31, 2002, 2003 and 2004, respectively. From time to time, the Company sells to Evga various raw materials for its products. The Company’s sales to Evga totaled €683, €730 and €651 for the years ended December 31, 2002, 2003 and 2004, respectively. In addition, the Company has an operating lease agreement with Evga, which expires in 2006.  Rental expense for the years ended December 31, 2002, 2003 and 2004, amounted to €79 for each year.  The future rental commitment under this agreement at December 31, 2004, amounts to approximately €237.

Aspect S.A.: Aspect S.A. (“Aspect”) is an advertising and media agency.  Iofil owns 73.82% and Hellenic Quality Foods S.A. (“HQF”) owns 23.20%.  HQF is controlled by Mr. Ioannis Filippou and members of his family.  Mr. Athanassios Filippou is the Chairman and Mr. Dimitrios Filippou, the son of Mr. Ioannis Filippou, is Vice Chairman of the Board of Directors of Aspect. The Media Department of Aspect is engaged in planning, scheduling and buying time and space on television and radio and in publications for all companies controlled by the Filippou family and a number of other companies on a commission basis. In addition, Aspect’s Creative and Client Service Departments are engaged in developing product or brand advertising and promotional campaigns for several of the Company’s products and brands. When Aspect develops a product or brand advertising and/or promotional campaigns, it charges the Company an additional commission on the total product or brand advertising and promotional campaign cost. Billings by Aspect to the Company totaled €17,410, €17,341 and €23,996 for the years ended December 31, 2002, 2003 and 2004, respectively. Aspect’s commission was 4% for media planning, scheduling and buying and an additional 12% for handling product or brand advertising and promotional campaigns.

Iofil S.A.:  Iofil S.A (“Iofil”) is 100% owned by Mr. Ioannis Filippou and members of his family. Mr. Ioannis Filippou is Chairman and Mr. Dimitrios Filippou is Vice Chairman of the Board of Directors of Iofil and Mr. Athanassios Filippou is the Managing Director. Iofil is an industrial, commercial and services company and is also the controlling shareholder of Vis. Pursuant to an agreement with the Company, continuing through 2009, Iofil provides the Company with corporate management services. Services provided for the years ended December 31, 2002, 2003 and 2004, amounted to € 1,126, € 5,443 and € 7,396, respectively. Additionally, the Company purchases corrugated boxes from Iofil. The Company’s purchases from Iofil totaled €2,906, € 6,984 and € 7,696 for the years ended December 31, 2002, 2003 and 2004, respectively.

Palace S.A.:  Palace S.A (“Palace”) is 100% owned by Mr. Athanassios-Kyros Filippou and a company controlled by Mr. Kyriakos Filippou. Mr. Kyriakos Filippou is Chairman of the Board of Directors of Palace and Mr. Athanassios-Kyros Filippou is a director. Palace is a services company and provides corporate management services to other companies controlled by the Filippou family. Pursuant to an agreement with the Company, continuing through 2008, Palace provides the Company with corporate management services. Services provided for the years ended December 31, 2002, 2003 and 2004, totaled to € 1,554, €3,179 and € 1,378, respectively.  In May 2004, the rights and obligations of this agreement were transferred to Agan S.A.

Agan S.A.:  Agan S.A (“Agan”) is a services company owned by Palace and members of Mr. Kyriakos Filippou’s family. Mr. Kyriakos Filippou is Chairman and Mrs. Dimitra Filippou, the wife of Mr. Kyriakos Filippou, is a director of the Board of Directors of Agan. In May 2004, the rights and the obligations of the agreement between the Company and Palace were transferred to Agan. Services provided to the Company for the year ended December 31, 2004, amounted to €1,929.

Ioannis Nikolou ULP:  Mr. Ioannis Nikolou is the brother-in-law of Mr. Ioannis Filippou and is one of the Company’s distributors.  As such, he buys products from the Company at a discounted price and resells them at a marked-up price, with the difference being retained as his commission.  The Company determines the discounts offered to and mark-ups charged by its sales representatives in a uniform manner.  Purchases by Mr. Ioannis Nikolou from the Company totaled € 3,547, € 3,695 and € 3,707 for the years ended December 31, 2002, 2003 and 2004, respectively.

Bizios S.A.:  Bizios S.A. (“Bizios”) is a cheese company in which Fage has a 45% participating stake. Mr. Zissis Bizios and Mr. Nikos Bizios own equally the remaining 55% of the company.  Fage sells milk to Bizios and purchases mainly feta cheese.  The Company’s sales to Bizios totaled € 0, € 91 and € 241 for the years ended December 31, 2002, 2003 and 2004, respectively.  The Company’s purchases from Bizios totaled € 2,507, € 3,486 and € 1,243 for the years ended December 31, 2002, 2003 and 2004, respectively.

G.S. Kostakopoulos & Associates: The Company engages the law firm G.S. Kostakopoulos & Associates for various legal services.  Mr. Georgios Kostakopoulos, the managing partner of the firm, is the brother-in-law of Messrs Ioannnis and Kyriakos Filippou.  Services provided to the Company by G.S. Kostakopoulos & Associates were approximately €257, €604 and €592 for the years ended December 31, 2002, 2003 and 2004, respectively.

7.                           INVENTORIES:

Inventories are analyzed as follows:

	December 31,
	2003	2004

Merchandise	1,134	1,936
Finished and semi-finished products	10,571	9,903
Raw materials and supplies	8,510	10,836
	20,215	22,675

8.                           EQUITY METHOD INVESTMENTS:

The Company’s equity method investments are analyzed as follows:

	December 31,
	2003	2004
Equity participation:

- Bizios S.A.	767	728
- Sideris Sp. Th. & Co.	—	—
	767	728

Bizios S.A.: Bizios S.A. (“Bizios”) was incorporated on November 10, 1997 and is a cheese producer.  During 1997, the Company purchased 45% of the voting shares for a cash consideration of € 4,755.  Fage’s investment in Bizios is accounted for under the equity method. In this respect, losses of € 645, € 469 and € 100 have been recognized in the accompanying consolidated statements of income, for the years ended December 31, 2002, 2003 and 2004, respectively.

In 2002, the review by the Company’s management of the carrying amount of its investment in Bizios in connection with its expected recoverable amount and the estimated undiscounted cash flows from future operations indicated that it exceeded its expected recoverable amount. Accordingly, the Company recognized an impairment loss of € 552, which is included in the accompanying 2002 consolidated statement of income.

During the year ended December 31, 2004, the Company participated in an increase in Bizios’ share capital with an amount of € 61 without any change to its participation interest.

Sideris Sp. Th.& Co.:  As a result of an unfavourable court decision, the Company was obligated to acquire a 33.33% interest in Sideris Sp. Th. & Co., a dormant cheese producing company, which the Company had shown an interest in acquiring in 1990. The acquisition cost amounted to € 211. Given that Sideris Sp. Th. & Co. is dormant, has a capital deficiency as of December 31, 2004 and there are no other identifiable assets, the shareholders have decided to liquidate the entity. In this respect, the Company recognized an impairment loss of € 211, which is included in losses on equity investee in the accompanying 2003 consolidated statement of income.

9.                           INVESTMENTS IN EQUITY SECURITIES ( AVAILABLE-FOR-SALE):

The Company’s investments are analyzed as follows:

	December 31,
	2003	2004
Equity participation:
- Tyras S.A	1,109	1,109
- Packing Hellas Development S.A.	88	88
	1,197	1,197

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

10.                    OTHER NON-CURRENT ASSETS:

Other non-current assets are analyzed as follows:

	December 31,
	2003	2004

Long-term notes receivable at amortised cost	1,724	1,842
Less: current maturities, included in trade accounts receivable	(845)	(992)
	879	850
Trademarks, net of amortization	59	36
Utility deposits	195	196
Other	136	143
	1,269	1,225

11.                     PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment is stated at original cost, net of related Greek State subsidies of € 7,002 at December 31, 2003 and 2004, respectively, plus interest costs incurred during periods of construction based upon the weighted average borrowing rate.

Property, plant and equipment is analysed as follows:

	December 31,
	2003	2004
Cost
- Land	4,751	4,954
- Buildings	37,853	39,842
- Machinery and equipment	102,725	119,285
- Transportation equipment	7,968	8,311
- Furniture and fixtures	14,806	16,184
- Construction in progress	2,991	1,246
	171,094	189,822
Net Book Value
- Land	4,751	4,954
- Buildings	27,805	28,523
- Machinery and equipment	59,968	69,467
- Transportation equipment	195	342
- Furniture and fixtures	3,866	4,111
- Construction in progress	2,991	1,246
	99,576	108,643

Depreciation expense for the years ended December 31, 2002, 2003 and 2004, amounted to € 8,134, € 9,560 and € 10,434, respectively.  Interest costs capitalized during the years ended December 31, 2002, 2003 and 2004, totaled € 195, € 212, and € 441, respectively. Total interest costs incurred during the years ended December 31, 2002, 2003 and 2004, are € 10,764, € 7,978 and € 8,004, respectively.

On November 17, 2004 and in accordance with Law 2065/1992, as amended, the Ministry of Finance issued the decision 1091653/11305/B 0012/POL. 1121 which defined the coefficients by which corporations had to revalue their land and buildings for statutory purposes by December 31, 2004.  Accordingly, for statutory purposes, Fage revalued the cost of its land and buildings using the coefficients defined in the above mentioned decision.  The net revaluation surplus on land and buildings was credited to separate account in shareholders’ equity and has to be capitalized by the latest December 31, 2006.  Furthermore, the net surplus on land and buildings was taxed at rates of 2% and 8%, respectively.  The Company has finalized this revaluation in its statutory books and the net revaluation surplus and related tax obligation amounted to € 10,841 and € 544, respectively.  For reporting under U.S. GAAP, the above-mentioned revaluation was reserved.

12.                    GOODWILL

Goodwill reflected in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2003	2004

Foods Hellas S.A.	1,755	1,755
Pindos S.A.	374	374
Voras S.A.	2,250	2,250
Xylouris S.A.	964	1,218
Fage Italia S.r.l.	180	337
Tamyna S.A.	1,394	1,394
Agroktima Agios Ioannis S.A.	134	134
Iliator S.A.	31	31
Zagas S.A.	2,055	2,055
	9,137	9,548

Foods Hellas S.A.:  Foods Hellas S.A. (“Food Hellas”) is owned 99.38% by Fage and the balance of 0.62% is owned in equal shares by the two shareholders of Fage.  Foods Hellas is a distribution company with a network that covers Northern Greece.

Fage acquired its participating interest in Foods Hellas in three tranches (46.9% in 1990, 37.5% in 1992 and 14.98% in 2001) for a total consideration of €3,207. Effective January 1, 1998, the distribution network of Foods Hellas is being operated under the name of Fage.

Pindos S.A.: Fage acquired 100% of Pindos S.A. (“Pindos”) in seven tranches (51% in 1993, 19.6% in 1994, 11.2% in 1997, 12.09% in 1998, 2.22% in 1999, 1.37% in 2001 and 2.52% in 2002) for a total consideration of € 8,359.  Pindos S.A. was a cheese producer in Ioannina.  In September 1999, Foods Hellas acquired a 3.89% interest in Pindos for an amount of € 440.  During 2001, Fage increased its participation in Pindos by 1.37% through an increase in the share capital of Pindos of € 2,641 in which Foods Hellas did not participate and as a result, its interest in Pindos was reduced to 2.52%.  Additionally, in September 2002, Fage purchased from Foods Hellas its participation of 2.52% in Pindos for a consideration of € 207. During 2002, Pindos S.A. merged into Fage Dairy Industry S.A.

Voras S.A.: Fage acquired 100% of Voras S.A. (“Voras”) in four tranches (45% in 1996, 25% in 1997, 5.5% in 1998 and 24.5% in 2002) for a total consideration of € 8,499. In December 2002, Fage acquired the participating interest of 24.5% in Voras for a consideration of € 2,618 which was accounted for under the purchase method of accounting. During 2003, the purchase price allocation was completed and an amount of € 246 was allocated to identifiable assets (land and buildings) with an equivalent reduction in goodwill. As of December 31, 2002, all assets of Voras S.A. have been transferred to Fage Dairy Industry S.A., and Voras S.A. is in the process of being liquidated.

Xylouris S.A.: Fage acquired its participating interest 99.50% in Xylouris S.A. (“Xylouris”) in six tranches (35% in 1995, 12% in 1996, 4% in 1997, 17% in 2002, 3.75% in 2003 and 27.75% in 2004) for a total consideration of € 2,024 out of which € 46 and € 356 related to the 2003 and 2004 tranches, respectively. Additionally, in 2004, Foods Hellas S.A. acquired a 0.50% interest in Xylouris for an amount of € 7. Therefore, Fage obtained an additional (indirect) 0.497% interest in Xylouris and, as of December 31, 2004, holds 99.997% of the company’s outstanding shares. Xylouris is a cheese producer in Crete.

During 2004, the purchase price allocation was completed and an amount of € 110 of the purchase price, was allocated to identifiable asset (land).

Fage Italia S.r.l.:  Fage Italia S.r.l. is a 99.99% owned Italian distribution company.  Fage initially acquired 88.87% participating interest in Fage Italia S.R.L. in 1993 for a consideration of € 457 and in February 2004, it acquired an additional participating interest of 11.01% for a consideration of € 188.  Additionally in 2004, Foods Hellas S.A. acquired a 0.114% interest in Fage Italia S.r.l. for a consideration of € 2.  Therefore, Fage obtained an additional indirect 0.113% interest in Fage Italia S.r.l. and, as of December 31, 2004, holds 99.99% of the company’s outstanding shares.

Tamyna S.A.: Fage acquired 100% of Tamyna S.A. (“Tamyna”), a cheese producer in Aliveri, in five tranches (42.3% in 1996, 4.7% in 1997, 25.49% in 2000, 26.93% in 2001 and 0.58% in 2002) for a total consideration of € 4,845.  During 2000 Foods Hellas acquired a 0.58% interest in Tamyna for an amount of € 37.  Additionally, in September 2002, Fage purchased from Foods Hellas its participation of 0.58% in Tamyna for a consideration of € 35. During 2002, Tamyna merged into Fage Dairy Industry S.A.

Agroktima Agios Ioannis S.A.: Fage acquired its participating interest of 99.33% in Agroktima Agios Ioannis S.A. (“Agroktima”) in two tranches (33.24% in 1998 and 66.09% in 2000) for a total consideration of € 1,573.  Additionally, in 2000, Foods Hellas acquired a 0.66% interest in Agroktima for an amount of € 12.  Therefore, Fage obtained an additional (indirect) 0.57% interest in Agroktima and, as of December 31, 2002, holds 99.996% of the company’s outstanding shares.  Agroktima is an agricultural and farm development company.

Iliator S.A.: The Company has a participation interest of 97% in Iliator S.A., a construction company which is not operating.

FAGE USA CORP.: FAGE USA CORP. was incorporated by Fage Dairy Industry S.A. in 2000 as a wholly owned subsidiary.  FAGE USA CORP. distributes Fage’s products in the United States of America.

Zagas S.A.: Zagas S.A. (“Zagas”) is a cheese producer in Agrinio.  Fage acquired its participating interest of 98% on January 19, 2001, for a consideration of € 3,020.  Additionally, as of the same date, Foods Hellas acquired a 2% interest in Zagas. for an amount of € 62.  Therefore, Fage obtained an additional (indirect) 1.988% interest in Zagas and, as of December 31, 2002, holds 99.988% of the company’s outstanding shares.

In December 2002, 2003 and 2004, the Company performed the required annual impairment tests for goodwill and concluded that no impairment existed.

13.                    SHORT-TERM BORROWINGS:

Short-term borrowings are draw-downs under various lines of credit maintained by the Company with several banks.  The aggregate amount of available lines of credit was € 49,877 and € 48,664 at December 31, 2003 and 2004, respectively, of which approximately € 41,363 and € 16,141 were unused as of the above dates.

Short-term borrowings are analyzed as follows:

	December 31,
	2003	2004
Currency
Japanese Yen	8,514	—
Euros	—	32,523
	8,514	32,523

The weighted average interest rates on short-term borrowings for Japanese Yen for the years ended December 31, 2003 and 2004, was 2.07% and 2.06%, respectively, while that for Euros for the year ended December 31, 2004, was 4.21%.

Interest on short-term borrowings for the years ended December31, 2002, 2003 and 2004, totaled € 903, € 327 and € 906, respectively, and is included in interest expense in the accompanying consolidated statements of income.

14.                     EXISTING NOTES DUE 2007:

In February 1997, the Company completed the issuance of debt securities (Existing Notes) in the United States.  The net proceeds of the offering of U.S.$ 114.6 million were used to repay outstanding obligations and for general working capital.

The Existing Notes issued at an aggregate face amount of U.S.$ 120 million, with maturity date on February 1, 2007, bear interest at a rate of 9% per annum (effective rate of 9.8% per annum). Interest is payable semi-annually on each February 1 and August 1, starting on August 1, 1997.  The Existing Notes are redeemable in whole or in part, at the option of the Company at any time on or after February 1, 2002.

During 1999 and 2000 the Company repurchased in privately negotiated transactions Existing Notes with an aggregate face amount of U.S. $ 27.4 million.  The repurchased Existing Notes have been canceled.

The Company’s outstanding long-term debt at December 31, 2004, of € 67,572 is repayable on February 1, 2007, in one balloon installment.

The unamortized discount relating to the Existing Notes at December 31, 2003 and 2004, amounted to € 430 and € 374, respectively.

Interest expense for the years ended December 31, 2002, 2003 and 2004 totaled € 9,651, € 7,347 and € 6,606 respectively and is included in interest expense in the accompanying consolidated statements of income.

The indebtedness evidenced by the Existing Notes constitutes general unsecured senior obligation of Fage Dairy Industry S.A. and ranks pari passu in right of payment with all other existing indebtedness and will rank senior in right of payment to all subordinated indebtedness of Fage Dairy Industry S.A.

The Existing Notes Indenture contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by Fage Dairy Industry S.A. and its subsidiaries and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of Fage Dairy Industry S.A. and its subsidiaries to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. The Company is in compliance with the terms of the Indenture as of December 31, 2004.

15.                    INCOME TAXES:

According to the tax law, the income tax rate applicable to Greek companies through December 31, 2004, was 35%.

In November 2004, a new tax act was approved whereby the corporate tax rate for companies will be gradually reduced from 35% to 25%.  Specifically, for fiscal years 2005 and 2006 the tax rate is reduced to 32% and 29%, respectively and from fiscal year 2007 and onwards it is further reduced to 25%.

The provision for income taxes reflected in the accompanying consolidated statements of income is analyzed as follows:

	December 31,
	2002	2003	2004

Income taxes current	5,221	5,204	3,071
Deferred income taxes	9,848	5,490	(235)
Total provision for income taxes	15,069	10,694	2,836

The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate to pretax income is summarized as follows:

		December 31,
		2002	2003	2004

•	Tax provision at the statutory rate	12,867	9,241	5,269
•	Additional tax assessments	1,312	336	—
•	Tax effect of change in statutory tax rate	—	—	(4,805)
•	Tax assessed, based on new tax law, on allowance for doubtful accounts not yet utilized and which was previously deducted for tax purposes	—	—	257
•	Tax on statutory revaluation of land and buildings	—	—	544
•	Effects of non-taxable income and expenses not deductible for tax purposes	890	1,117	1,571

•	Provision for income taxes	15,069	10,694	2,836

Greek tax laws and related regulations are subject to interpretations by the tax authorities. Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

During 2003, the tax authorities completed the tax audit of Fage Dairy Industry S.A. for the years 2000-2001, which resulted in an assessment of additional taxes of €2,081. Of this amount, €1,745 was applied against the liability established in prior years while the remaining balance of €336 was included in the provision for income taxes in the accompanying 2003 consolidated statement of income.

During 2002, the tax authorities completed the tax audit of the companies Voras S.A. and Tamyna S.A. for the years 2000-1993 and 2001-1996, respectively, which resulted in an assessment of total additional taxes of € 1,593. The amount of € 281 was applied against the liability established in prior years, while the remaining balance of € 1,312 is included in the provision for income taxes in the accompanying 2002 consolidated statement of income.

Fage Dairy Industry S.A. has been audited by the tax authorities through December 31, 2001. With respect to Fage Dairy Industry S.A.’s subsidiaries, their books and records have not been audited by the tax authorities for the following periods:

Company’s Name	Unaudited Periods
Foods Hellas S.A	2003-2004
Voras S.A.	2001-2004
Xylouris S.A	2001-2004
Fage Italia S.r.l.	2003-2004
Agroktima Agios Ioannis S.A.	2003-2004
Iliator S.A.	2003-2004
Fage USA Corporation	2000-2004
Zagas S.A	2000-2004

Pending the tax examination of the related unaudited tax years, the Company, based upon previous years’ tax examinations and past interpretations of the tax laws, believes they have provided adequate provisions for probable future tax assessments.

The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities and are calculated using the applicable statutory income tax rate. Significant components of the Company’s deferred tax liabilities and assets at December 31, 2003 and 2004, are summarized below:

	December 31,
	2003	2004
Deferred tax liabilities
- Property, plant and equipment	8,392	8,383
- Tax free reserves	5,415	6,502
- Available for sale financial assets	173	259
- Subsidies	45	—
- Foreign currency translation	9,889	7,657
- Other	208	206
Gross deferred tax liability	24,122	23,007
Deferred tax assets
- Deferred costs	(2,173)	(909)
- Accounts receivable	(1,393)	(1,303)
- Staff retirement indemnities	(627)	(546)
- Subsidiary tax loss carry forwards	(664)	(1,148)
- Other	(717)	(445)
Gross deferred tax asset	(5,574)	(4,351)
Less: Valuation allowance	1,530	1,263
Deferred tax asset	(4,044)	(3,088)

Net deferred tax liability	20,078	19,919

The classification of deferred income taxes in the accompanying consolidated balance sheets is as follows:

	December 31,
	2003	2004

Net non current deferred tax asset	—	826

Net current deferred tax liability	—	—

Net non-current deferred tax liability	(20,078)	(20,745)

The Company has established a valuation allowance of € 1,263 at December 31, 2004 (€1,530 at December 31, 2003), for deferred tax assets mainly relating to accounts receivable, for which there is an uncertainty regarding their realization.

At December 31, 2004, the Company had net tax operating loss carry forwards of € 3,714 that may be applied against taxable profit through December 31, 2009.

Greek income taxes and foreign withholding taxes are not provided on undistributed earnings of the Company’s foreign subsidiaries because of the intent to reinvest these earnings on a permanent basis.  The amount of undistributed earrings, which are considered to be indefinitely reinvested, is approximately Euro 137 at December 31, 2004.

16.                    OTHER CURRENT LIABILITIES:

The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

	December 31,
	2003	2004
Taxes withheld:
Payroll	372	391
Third parties	449	431
Milk producers	58	31
Other	270	354
	1,149	1,207

Advances from customers	777	297

Accrued interest	2,754	2,749
Social security funds payable	1,492	1,609
Accrued expenses and other liabilities	1,994	2,290
	6,240	6,648
Total	8,166	8,152

17.                    PENSION AND STAFF RETIREMENT INDEMNITIES:

a)              State Pension: The Company’s employees are covered by one of several Greek State sponsored pension funds.  Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion.  Upon retirement, the pension fund is responsible for paying the employees retirement benefits.  As such, the Company has no legal or constructive obligation to pay future benefits under this plan.  The Company’s contributions to the pension funds for the years ended December 31, 2002, 2003 and 2004, have been recorded to expenses and were € 2,579, € 2,865 and € 3,191, respectively.

b)             Staff Retirement Indemnities: Under Greek labor law, employees and workers are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s or worker’s compensation, length of service and manner of termination (dismissed or retired).  Employees or workers who resign or are dismissed with cause are not entitled to termination payments.  The indemnity payable in case of retirement is equal to 40% of the amount which would be payable upon dismissal without cause. In Greece, local practice is that pension plans are not funded. In accordance with this practice, the Company does not fund these plans. The Company charges income from continuing operations for benefits earned in each period with a corresponding increase in retirement indemnity liability. Benefits payments made each period to retirees are charged against this liability.

The provisions and liability for such retirement benefits have been accounted for in the accompanying consolidated financial statements in accordance with SFAS No. 87 and are based on an independent actuarial study. The measurement date for the Company’s pension plan is December 31, for each year presented.

The components of the retirement indemnity expense recognized by the Company are as follows:

	Year ended December 31,
	2002	2003	2004

Service cost	125	166	193
Interest cost	95	110	122
Net amortization	13	40	49
Additional pension charge	171	195	356
Amortization of past service cost	—	—	13
	404	511	733

Additional pension charges relate to benefits paid to employees who became redundant. Most of these benefits were not expected within the terms of this plan and, accordingly, the excess of benefit payments over existing reserves have been treated as an additional pension charge. The additional pension charge for the years ended December 31, 2002, 2003 and 2004, amounted to € 171, € 195 and € 356, respectively.

The following is a reconciliation of the projected benefit obligation to the liability recorded for retirement indemnities:

	2003	2004

Projected Benefit obligation at beginning of year	2,124	2,640
Service cost	166	193
Interest cost	110	122
Prior year service arising over last year	83	—
Actuarial (gain)/loss	201	(254)
Extra termination benefit payments during the year	195	356
Total benefits paid	(239)	(442)
Projected benefits obligation at end of year	2,640	2,615
Unrecognized net actuarial loss	(966)	(650)
Unrecognized prior year service cost	83	70
Additional minimum pension liability	16	63
Accrued benefit liability	1,773	2,098

During 2003, an unrecognized prior service cost was recognized as an intangible asset, of an unamortized balance of € 83 and € 70 and is included in other non-current assets, in the accompanying consolidated balance sheets as at December 31, 2003 and 2004, respectively.  Furthermore, an additional minimum liability was recognized and reflected, net of deferred tax asset, of € 16 and € 63, as a component of other comprehensive income in shareholder’s equity as at December 31, 2003 and 2004, respectively.

As of December 31, 2003 and 2004, the accumulated benefit obligation amounted to € 1,773 and € 2,098, respectively.  The assumptions underlying the actuarial valuation of staff retirement indemnities are:

	Year ended December 31,
	2003	2004

Discount rate	5.0%	4.2%
Assumed rate of increase in future compensation levels	4.5%	4.5%
Increase in consumer price index	2.5%	2.0%

The following table shows the undiscounted benefit amount expected to be paid for each year of the next five successive fiscal years and the aggregate for the next five years thereafter:

Years	Amount

2005	309
2006	129
2007	132
2008	136
2009	178
2010-2014	1,654

18.                    SHARE CAPITAL:

At December 31, 2003 and 2004, the Company’s share capital consisted of 9,610,400 common, registered shares of € 2.94 par value each.

The Company’s shareholders are Mr. Ioannis Filippou and Mr. Kyriakos Filippou, each of whom owns directly 50% of the Company’s outstanding shares.

The amount of share capital at December 31, 2003 and 2004, includes € 22,396, which represents gains resulting from the revaluation of fixed assets which have been capitalized according to the provisions of the respective laws [Note 1(j)].  These revaluations have been reserved in the accompanying consolidated financial statements with the reversal of the related net revaluation gains being reflected as a separate component of equity.

The Company’s charter requires a vote of 90% for any sale or transfer of any amount of capital shares to be effected.

19.                    LEGAL, TAX FREE AND EXTRAORDINARY RESERVES:

Legal, tax free and extraordinary reserves are as follows:

	December 31,
	2003	2004

Legal reserve	2,020	2,020

Tax free reserves
- Law 1892/1990 (Art. 12)	14,737	14,737
- Reserve for non taxable income	627	627
- Reserves established under various Laws prior to 1978	104	104
	15,468	15,468
Special reserves
-Law 1892/1990 (Art. 23a)	6,650	6,650
	24,138	24,138

Legal Reserve:  Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their statutory books to a legal reserve, until such reserve equals one-third of the outstanding share capital.  The above reserve cannot be distributed during the existence of the Company.

Tax Free Reserves:

a)                  Under the provisions of Law 1892/1990 (Art. 12), corporations are allowed to provide tax free reserves equal to sixty percent of their pre-tax profits, as reflected in their statutory books, generated from manufacturing activities, after allowing for legal reserve, dividends and Board of Directors fees, but limited to sixty percent of the capital expenditures made in the respective year under this law. This incentive expired on December 31, 2004. According to the Greek tax regulations, this reserve is exempt from income tax, provided it is not distributed to shareholders. Although the Company has no intention of distributing this reserve, as required by SFAS No. 109, it has provided for income tax that would be required in the event the reserve is distributed.

b)                 Other tax free reserves have been recorded under various Greek laws and the Company has provided deferred income tax on such reserves on the same basis as (a) above.

Special Reserves:  Under the provisions of Law 1892/1990 (Art. 23a) the Company submitted to the Greek State a business plan concerning the expansion and upgrading of certain production units, during the period from 1995 through 1997. The Company was obliged to record its own contribution as a special reserve out of each year’s profits as reflected in the statutory books. The reserve cannot be distributed for a period of ten years from the completion of the business plan.

20.                    DIVIDENDS:

Under Greek corporate law, companies are required each year to declare from their profits, dividends of at least 35% of after-tax profit, after allowing for legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. A dividend of an amount less than 35% of after tax statutory profit and after allowing for the legal reserve, but greater than 6% of paid-in share capital can be declared and paid with 70% affirmative vote of all shareholders. However, the Company can waive such dividend with the unanimous consent of its shareholders.

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

On May 7, 2004, the Shareholders at their Annual General Meeting approved a dividend distribution from the 2003 statutory profits of €3,250.  The Company does not intend to distribute dividends from the 2004 statutory profits.

21.                    GEOGRAPHICAL AND EXPORT DATA:

Net sales reflected in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
	2002	2003	2004

Domestic sales	292,047	305,478	310,245
Exports primarily to Western Europe and the United States of America	39,261	44,012	49,921
	331,308	349,490	360,166

22.                    EXPORT PROMOTION EXPENSES:

To promote exports, the Government, under the provisions of various laws which expired on December 31, 2003, permitted companies to expense export promotion expenses on the following basis:

•                  2.00% on export sales up to € 2.2 million;

•                  1.00% on export sales from € 2.2 million to € 8.8 million; and

•                  0.50% on export sales over € 8.8 million,

all of which were deductible for tax purposes, without support.  Such expenses for the years ended December 31, 2002 and 2003, amounted to € 232 and € 258, respectively and were equally paid to the Company’s shareholders as reimbursement for such expenditures incurred for export promotion. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of income.

23.                    CONTINGENCIES AND COMMITMENTS:

(a)                       Litigation and claims:

The Company is a party to various lawsuits and arbitration proceedings in the normal course of business. According to the Company’s management and its legal advisors, all of the lawsuits are expected to be settled without any material adverse effect on the Company’s consolidated financial position or results of operations.

(b)                       Commitments:

(i)                         Service Agreements:

The Company has entered into agreements with Palace and Iofil, related companies, for the provision of corporate management services which expire in 2008 and 2009, respectively.

Future minimum amounts payable under these agreements as at December 31, 2003 and 2004, are as follows:

	December 31, 2003	December 31, 2004

Within 1 year	9,174	5,755
2-5 years	22,670	19,702
Over 5 years	1,467	—
	33,311	25,457

Of the future minimum amounts payable at December 31, 2004, of € 25,457 an amount of €8,657 relates to non-cancelable agreements.

(ii)                     Operating Lease Commitments:

As of December 31, 2003 and 2004, the Company has entered into a number of operating lease agreements relating to the rental of buildings and transportation equipment which expire on various dates through 2008.

Rental expense included in the accompanying consolidated statements of income for the years ended December 31, 2002, 2003 and 2004, amounted to €1,150, €1,000, and €1,017, respectively.

Future minimum rentals payable under non-cancelable operating leases as at December 31, 2003 and 2004 are as follows:

	December 31, 2003	December 31, 2004

Within one year	982	790
2-5 years	1,098	648
Over 5 years	—	—
	2,080	1,438

Of the future minimum rentals payable at December 31, 2004, of € 1,438 an amount of €237 is due to a related company (Note 6).

(iii)      Letters of Guarantee:

At December 31, 2003 and 2004, the Company had outstanding bank letters of guarantee in favor of various parties amounting to €5,895 and €6,067, respectively.  Such guarantees have been provided for the good execution of agreements and for the participation in biddings.

24.                    FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the accompanying consolidated balance sheets for cash and cash equivalents, trade and other receivables, trade and other payables and accrued and other current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of available for sale financial assets in the accompanying consolidated balance sheets reflect their fair value. The fair value of variable rate loans and borrowings and other long-term liabilities approximate their carrying amounts.  The fair market value of the foreign currency forward contract, also discussed in Note 1(v), at December 31, 2004, has been included in other current liabilities in the December 31, 2004, consolidated balance sheet.

25.                    SUBSEQUENT EVENTS

(i)            In January 2005, the Company completed the issuance of debt securities at an aggregate face amount of €130 million with maturity date on January 15, 2015 and nominal interest at a rate of

7.5% per annum.  Part of the net proceeds of the offering have been used to redeem all of its outstanding Existing Notes (Note 14) and to refinance a portion of its short-term borrowings and the balance will be used (i) to finance the development, construction and outfitting of its planned production facility in the United States (“U.S.”) and (ii) for the acquisition of its distributor in the United Kingdom (“U.K.”).

(ii)        On March 30, 2005, the Company announced that it had recalled a batch of yoghurt cups in Greece because mould had developed in certain cups, and the Company has notified the relevant Greek authorities.  The affected batch recalled was approximately 350,000 individual 200 gram cups of yoghurt.  The Company believes that there has been no physical harm to consumers.  Furthermore, the Company believes that this recall will not have a material adverse effect on Company’s reputation, brand image or financial condition. In April 2005, the Greek Development Ministry announced to the press that it was intending to impose a € 500 thousand fine in connection with the recall discussed above. However, Fage has not yet received any formal notification of a fine and, if it does receive notice, intends to challenge any such fine.

(iii)    On April 13, 2005, the Company completed its anticipated acquisition of its U.K. distributor for the sum of £ 3.5 million.

26.                    RESTATEMENT

In January 2005, the Company during the process of its transition to International Financial Reporting Standards (“IFRS”) identified certain areas, were the accounting treatment was different with that adopted in the U.S. GAAP accounts. Having studied such differences, the Company concluded that these did not relate to differences between U.S. GAAP and IFRS, but were “errors” within the meaning of Accounting Principles Board Opinion No 20, “Accounting Changes”.

In connection therewith, the Company:

a)              Has determined that due to an error in the application of FAS 109, a deferred tax asset resulting from the Greek statutory revaluation of its land and buildings in 2000 and in prior years was not previously recognized in the U.S. GAAP consolidated financial statements and accordingly restated its retained earnings at January 1, 2000 in its previously issued U.S. GAAP consolidated financial statements.

b)             Has identified a difference in the computation of the amortization of the debt issuance costs of the Existing Notes, which was calculated based on the straight line method instead of the effective rate method, and accordingly restated the balance of the long term debt, net of current maturities, accumulated amortization of borrowing costs and interest expense (and the related deferred tax effect) reported in its previously issued U.S. GAAP consolidated financial statements.

c)              Has determined that advance payments made to suppliers for materials were erroneously classified under its past practice in inventories instead as prepayments and has restated the related inventories and prepayments and other current assets accounts in its previously issued U.S. GAAP consolidated financial statements.

The effect of the restatement adjustments on the accompanying consolidated statements of operations for the years ended December 31, 2003 and 2002 from amounts previously reported is summarised as follows:

	As reported	Restatement	As restated
In thousands except income per share	Year ended December 31, 2003	Year ended December 31, 2003	Year ended December 31, 2003
	EUR	EUR	EUR

Income from operations	20,108		20,108
Interest expense	(7,562)	(204)	(7,766)
Foreign exchange gains/(losses), net	14,385		14,385
Losses on equity investee	(680)		(680)
Other income/(expenses), net	356		356
Income before income taxes and minority interests	26,607	(204)	26,403
Provision for income taxes	(10,837)	143	(10,694)
Income before minority interests	15,770		15,709
Minority interests	15		15
NET INCOME	15,785		15,724
Income per share, basic and diluted	1.64	(0.00)	1.64

	As reported	Restatement	As restated
In thousands except income per share	Year ended December 31, 2002	Year ended December 31, 2002	Year ended December 31, 2002
	EUR	EUR	EUR

Income from operations	28,795		28,795
Interest expense	(10,483)	(85)	(10,568)
Foreign exchange gains/(losses), net	18,428		18,428
Losses on equity investee	(1,197)		(1,197)
Other income/(expenses), net	1,305		1,305
Income before income taxes and minority interests	36,848	(85)	36,763
Provision for income taxes	(14,900)	(169)	(15,069)
Income before minority interests	21,948		21,694
Minority interests	111		111
NET INCOME	22,059		21,805
Income per share, basic and diluted	2.30	(0.03)	2.27

The effect of the restatement adjustments on the selected balance sheet items at December 31, 2003 is as follows:

	At December 31, 2003
In thousands	As reported	Restatement	Restated
	EUR	EUR	EUR
Inventories	26,600	(6,385)	20,215
Prepayments and other current assets (net of allowance for doubtful accounts)	7,923	6,385	14,308
Borrowing costs (net of accumulated amortization)	772	260	1,032
Retained earnings	(38,863)	(2,576)	(41,439)
Long-term debt net	(72,998)	322	(72,676)
Deferred income tax liabilities, long-term portion	(18,624)	1,994	(16,630)

Notes 1, 5, 7, 14, and 15 to the Company’s financial statements above, have been amended to reflect the effects of the restatement.